Form 10KSB, Exhibit 13
period 2001-12-31
COMMERCEFIRST BANCORP INC
filed 2002-03-19
CIK 1098813

EXHIBIT 13


       Annual Report to Shareholders for the Year Ended December 31, 2002


                   [CommerceFirst Bancorp, Inc. Logo omitted]




                                  CommerceFirst
                                     Bancorp


                    Raising Banking to the Power of Business

                                  Annual Report

                                      2001

March 15, 2002

To our Fellow Stockholders:

         We are pleased to present our second financial report, covering our first full year of operations, since the opening of CommerceFirst Bank on June 29, 2000. On behalf of the Boards of Directors, the officers and employees, we extend our sincere appreciation for your support and confidence in establishing our brand of RAISING BANKING TO THE POWER OF BUSINESS.

         Despite a challenging economy and aftershock of the fall terrorist incidents, the bank achieved its growth goals for 2001. Commerce First's assets grew by almost 37%, from $19.8 million to $27.1 million. The commercial loan portfolio grew from $6.1 million to $20.4 million as we continue to build a quality portfolio by employing careful underwriting standards combined with a thorough understanding of our market area and strong personal attention to the borrowing needs of our customer base. We expect to continue this progress in 2002. Our day-to-day mission as a locally owned and operated commercial bank is to continue providing the highest level of service to the business and professional community of Anne Arundel County.

         We thank you once again for your confidence, support and patronage. Also, thank you for contributing to our growth with your many referrals.

Very truly yours,



Milton D. Jernigan II                                         Richard J. Morgan
Chairman of the Board                                         President and CEO

                      SELECTED CONSOLIDATED FINANCIAL DATA

The following table shows selected historical consolidated financial data for CommerceFirst Bancorp, Inc. You should read it in conjunction with the historical consolidated financial information contained in the Consolidated Financial Statements for the year ended December 31, 2001 included in this Annual Report. Information for the years ended December 31, 2001 and 2000, and for the period July 9, 1999 (inception) to December 31, 1999, is derived from the audited consolidated financial statements

                                                                                                   From Inception
                                                           YEAR ENDED           Year Ended          (July 9, 1999)
                                                          DECEMBER 31,         December 31,      through December 31,
(Dollars in thousands, except per share data.)                2001                 2000                 1999
                                                          ------------         ------------      --------------------
RESULTS OF OPERATIONS:
Total interest income                                      $   1,453            $     460            $        4
Total interest expense                                           582                  100                     -
Net interest income                                              871                  360                     4
Provision for credit losses                                      180                   90                     -
Net interest income after provision for credit losses            690                  270                     4
Other income                                                      76                   10                     -
Other expenses                                                 1,583                1,167                   194
Income (loss) before income taxes                               (817)                (888)                 (190)
Net income (loss)                                               (817)                (888)                 (190)

EARNINGS PER SHARE:
Basic earnings (loss) per common share                     $   (0.99)           $   (1.82)           $    (5.86)
Diluted earnings (loss) per common share                       (0.99)               (1.82)                (5.86)

PERIOD-ENDING BALANCES:
Total assets                                               $  27,149            $  19,790            $      151
Total loans, net                                              20,398                6,128                     -
Total deposits                                                18,097               12,637                     0
Shareholders' equity                                           6,212                7,029                    49
Shareholders' equity per share outstanding                 $    7.56            $    8.55            $     1.52
Average weighted shares outstanding at period end:
     Basic                                                   822,250              487,763                32,500
     Diluted                                                 822,250              487,763                32,500

ASSET QUALITY RATIOS:
Allowance for credit losses to gross loans                      1.30%                1.45%                  n/a
Nonperforming loans to loans(1)                                  n/a                  n/a                   n/a
Allowance for credit losses to nonperforming loans(1)            n/a                  n/a                   n/a
Nonperforming assets to loans and other real estate(1)           n/a                  n/a                   n/a
Net loan charge-offs to average loans(1)                         n/a                  n/a                   n/a

CAPITAL RATIOS:
Tier I risk-based capital ratio                                32.54%               57.94%                  n/a
Total risk-based capital ratio                                 33.79%               58.68%                  n/a
Leverage ratio                                                 24.24%               52.97%                  n/a

RETURN OF ASSETS AND EQUITY RATIOS:
Return on average earning assets                               -3.93%              -13.59%                  n/a
Return on average equity                                      -12.66%              -23.79%                  n/a
Average equity to average assets                               29.74%               53.21%                  n/a

(1) CommerceFirst Bank did not have any nonperforming loans, other real estate owned, or charged off loans during any period presented.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


         This discussion and analysis provides an overview of the financial condition and results of operations of CommerceFirst Bancorp, Inc. (the "Company") and CommerceFirst Bank (the "Bank") for the years 2001 and 2000.

         Forward Looking Statements. Certain information contained in this discussion may include "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are generally identified by phrases such as "the Company expects," "the Company believes" or words of similar import. Such forward-looking statements involve known and unknown risks including, but not limited to, changes in general economic and business conditions, interest rate fluctuations, competition within and from outside the banking industry, new products and services in the banking industry, risk inherent in making loans such as repayment risks and fluctuating collateral values, problems with technology utilized by the Company, changing trends in customer profiles and changes in laws and regulations applicable to the Company. Although the Company believes that its expectations with respect to the forward-looking statements are based upon reliable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results, performance or achievements of the Company will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned against placing undue reliance on any such forward-looking statements. The Company does not undertake to update any forward-looking statements to reflect occurrences or events that may not have been anticipated as of the date of such statements.

         It is intended that this discussion and analysis help the readers in their analysis of the accompanying consolidated financial statements.

GENERAL

         CommerceFirst Bancorp, Inc. was incorporated under the general corporation laws of the State of Maryland on July 9, 1999, and is headquartered in Annapolis, Maryland. The Company was formed to be the bank holding company for the Bank.

         On June 29, 2000, having received the required approvals from the State of Maryland and Federal Reserve System and been accepted for deposit insurance by the FDIC, CommerceFirst Bank opened its first office in Annapolis, Maryland. On that date the Company became a bank holding company by capitalizing the Bank with $6.5 million. The Bank's main office also serves as the headquarters for the Company.

         On August 18, 2000 the Company completed its initial offering of shares of the Company's common stock, having received subscriptions for 822,250 shares. Gross proceeds of the offering amounted to $8.2 million.

         CommerceFirst Bank was formed to serve the business community of Anne Arundel County, Maryland, and contiguous areas. The accompanying financial information shows total assets of the Company stood at $27.1 million at year-end.

         As the Company was a development stage company through the second quarter of 2000, without operations other than those related to the organization of the Bank and capital raising, the Company believes that comparisons of the results for the year ended December 31, 2001, the Company's first full year of operations, and the year ended December 31, 2000, which included only approximately six months of operations, are of limited use.

                              RESULTS OF OPERATIONS

         The Company reported a net loss of $816,645 for the year ended December 31, 2001, as compared to a net loss of $887,851 for the year ended December 31, 2000. These losses were incurred during the organizational and initial operating phases of the Company, and are in line with management's expectations for anticipated losses for a new financial institution. It was expected that the Bank, and as a result the Company, would sustain losses during the development stage period and not show an operating profit for any month for at least twenty-four months after opening for business.

         The Company ended the year 2001 with deposits and repurchase agreements
- all of which management considers core funding - of $20.8 million as compared to $12.7 million at December 31, 2000. Total loans outstanding at December 31, 2001 totaled $20.7 million, in comparison to $6.2 million in total loans outstanding at December 31, 2000. The 2001 totals reflect results slightly ahead of plan. As expected, increased lending activity materialized during 2001, as the Bank's presence in the market became more widely known. The business development/lending staff remains very active in contacting new prospects and continues its efforts to increase the Bank's profile and recognition within the community. Management believes that this will translate into continued growth of a portfolio of quality loans and ongoing deposit relationships, although there can be no assurance of this.

         The Bank plans to maintain the allowance for credit losses at an adequate level and ended the year with an allowance of 1.30 % of outstanding loans. The Bank plans to review and make adjustments as the portfolio develops and matures, and as economic conditions suggest, particularly in light of developments during the last four months of 2001. At December 31, 2001, the Company had no non-performing loans.

Net Interest Income and Net Interest Margin

         Net interest income is the difference between income on assets and the cost of funds supporting those assets. Earning assets are composed primarily of loans and investments; interest bearing deposits and customer repurchase agreements and other borrowings make up the cost of funds. Non-interest bearing deposits and capital are other components representing funding sources. Changes in the volume and mix of assets and funding sources, along with the changes in yields earned and rates paid, determine changes in net interest income.

         Net interest income in 2001 was $870,292 as compared to $359,615 in 2000. The income from earning assets for 2001 includes a full year of banking operations and the resulting income earned from an expanding asset base. The income from earning assets for 2000 includes interest earned on subscriptions held by the Company prior to the issuance of stock and opening of the Bank, and only six full months of banking operations.

         The following table shows the average balances and the rates of the various categories of the Company's assets and liabilities. The table includes a measurement of spread and margin. Interest spread is the mathematical difference between the average interest earned on interest earning assets and interest paid on interest bearing liabilities. Interest margin represents the net interest yield on interest earning assets and is derived by dividing net interest income by average interest earning assets. In a mature financial institution the interest margin gives a reader better indicators of asset earning results when compared to peer groups or industry standards. Because the Bank has been operational for only a little over eighteen months, comparison with peer bank holding companies is not particularly meaningful.

                 CONSOLIDATED AVERAGE BALANCES, YIELDS AND RATES
                 -----------------------------------------------

(Dollars in thousands)
                                         December 31, 2001                    December 31, 2000
                                         -----------------                    -----------------

                                    Average                Yield/        Average                Yield/
                                    Balance     Interest    Rate         Balance    Interest     Rate
                                    -------     --------   ------        -------    --------    ------
ASSETS
Total loans                         $ 12,680      1,105     8.71%        $ 1,167       119      10.20%
Investment securities (1)              3,765        160     4.25%            436        26       5.96%
Federal funds sold                     3,210        142     4.42%          3,056       199       6.51%
Deposit in another institution         1,104         46     4.17%          1,876       115       6.13%
                                    --------    -------     ----         -------     -----      -----
TOTAL INTEREST-EARNING ASSETS       $ 20,759    $ 1,453     7.00%        $ 6,535     $ 459       7.02%
                                    --------    -------     ----         -------     -----      -----

Less allowance for credit losses        (178)                                (20)
Cash and due from banks                  609                                 277
Premises and equipment, net              353                                 163
Other assets                             157                                  61
                                    --------                             -------
     TOTAL ASSETS                   $ 21,700                             $ 7,016
                                    ========                             =======

LIABILITIES AND STOCK-
    HOLDERS' EQUITY
Interest-bearing demand deposits    $    416    $     4     0.87%        $    30     $   -       1.00%
Money market deposit accounts          6,333        232     3.67%          1,180        69       5.85%
Savings                                   81          2     2.10%             21         1       2.38%
Certificates of deposit                5,226        322     6.17%            429        30       6.99%
Repurchase agreements                    891         21     2.39%              -         -       0.00%
Other borrowed funds                      38          1     2.89%              8         -       2.50%
                                    --------    -------     ----         -------     -----      -----
TOTAL INTEREST-BEARING
     LIABILITIES                    $ 12,985        582     4.49%        $ 1,668     $ 100       6.00%
                                    --------    -------     ----         -------     -----      -----

Non-interest-bearing demand
  deposits                          $  2,186                             $   322
Other liabilities                         76                               1,293
Stockholders' equity                   6,453                               3,733
                                    --------                             -------
     TOTAL LIABILITIES AND
     STOCKHOLDERS' EQUITY           $ 21,700                             $ 7,016
                                    ========                             =======

Net interest income                             $   871                              $ 360
                                                =======                              =====

Net interest spread                                         2.51%                                1.02%
                                                            ====                                 ====

Net interest margin                                         4.19%                                5.49%
                                                            ====                                 ====



(1) Yields on securities available for sale have been calculated on the basis of historical cost and do not give effect to changes in fair value of such securities, which are reflected as a component of stockholders' equity.


         Interest spread increased 149 basis points in 2001, from 1.02% to 2.51%, reflecting the shift from relatively low yielding investment securities to higher yielding loans. But at the same time - throughout 2001 - the Company and Bank operated in a rapidly declining interest rate environment, during which the Federal Reserve announced eleven cuts in market interest rate benchmarks, aggregating 475 basis points. This impacted the net interest margin, which decreased 130 basis points, from 5.49% to 4.19%. This market characteristic of low rates is expected to stabilize through 2002. The Bank expects that growth in loans will have a positive impact on earnings. However, it also expects that 2002 will be a year of strong deposit growth needed to fund the acquisition of those assets, and therefore expects to offer attractive interest rates to depositors.

Rate/Volume Analysis of Net Income

         The following table sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (i) changes in volume (change in volume of the asset multiplied by the prior period's rate) and (ii) changes in rates (change in rate multiplied by the current period's volume).

            EFFECT OF RATE AND VOLUME CHANGES ON NET INTEREST INCOME
            --------------------------------------------------------

                                                       Year ended December 31,
                                                             2001 vs 2000
                                 Interest income/expense        Increase             Due to Change
                                                                   or                 in Average:
                                   2001           2000         (Decrease)        Rate           Volume
(Dollars in thousands)
Interest earning assets
     Loans                       $ 1,105         $  119          $  986        $ (188)         $ 1,174
     Investment portfolio            160             26             134           (64)             198
     Federal funds sold              142            199             (57)          (67)              10
     Deposit in other
       institution                    46            115             (69)          (22)             (47)
                                 -------         ------          ------        ------          -------
     Totals                      $ 1,453         $  460          $  994        $ (341)         $ 1,335
                                 =======         ======          ======        ======          =======

Interest bearing liabilities:
     Interest bearing
        demand deposits          $     4         $    -          $    4        $    -          $     4
     Money market
        deposit accounts             232             69             163          (139)             301
     Savings deposits                  2              1               1             -                1
     Certificates of deposit         322             30             292           (43)             335
     Repurchase agreements            21              -              21             -               21
     Other borrowed funds              1              -               1             -                1
                                 -------         ------          ------        ------          -------
     Totals                      $   582         $  100          $  482        $ (182)         $   664
                                 =======         ======          ======        ======          =======

Provision for Credit Losses

         The provision for credit losses represents the expense recognized to fund the allowance for credit losses. In determining the amount of the provision, the value and adequacy of the collateral is considered as well as the growth and composition of the portfolio, as well as the loss experience of other banks in our peer group. Consideration is given to the results of examinations and evaluations of the overall portfolio by senior management, external auditors, and regulatory examiners. While the methodology we use for establishing the allowance for credit losses is reevaluated on a regular basis as the portfolio grows and matures, the Company's current policy is to maintain the allowance at approximately 1.25% of total loans.

         At the conclusion of 2001, the first full year of operation, the allowance for credit losses stood at 1.30% of outstanding loans. This reserve was built by a monthly expense allocation of $15,000 since inception. Based principally on current economic conditions, perceived asset quality, loan-loss experience of comparable institutions in the Company's market area and a strong capital position, the allowance is believed to be adequate. During 2002, as the portfolio grows and other determining factors become more relevant, management will employ a comprehensive review methodology to maintain the adequacy of the allowance.

Non-interest Income

         Non-interest income is exclusively from Bank operations and represents primarily service charge income and fees on deposit relationships. This source of income, $75,702 as compared to $9,931 in 2000, became a significant factor in 2001 as the account base grew. As the Bank matures and develops additional sources of fee income, it is expected that non-interest income will be a major contributor to the overall profitability of the Company.

Non-interest Expense

         Non-interest expenses of $1,582,639 were incurred in 2001 as compared to $1,167,397 in 2000. The most significant non-interest expense item is salaries and benefits at $904,450 in 2001; the comparable amount in 2000 was $643,347. Again, it must be noted that 2001 represents the first full year of operations by the Bank. A breakdown of other non-interest expenses is in the income statement and Note 9 to the Consolidated Financial Statements.

         Non-interest expense does not include legal, filing, and offering expense of the Company and filing and organization expense of the Bank or salaries during the Company's organizational period, start up supplies and marketing/advertising expense during that period. These costs associated with raising capital, in the amount of $115,266, have been deducted from the proceeds of the offering as reflected in stockholders' equity.

Income taxes

         A valuation allowance has been established for net deferred tax assets relating to all amounts other than unrealized gains/losses on securities available for sale, as the Bank has yet to attain sustained profitability. Operating losses of approximately $1,719,000 are available to offset future taxable income through 2019.

                                  ASSET QUALITY

Loan portfolio

         In its lending activities, the Company seeks to develop sound credits with customers who will grow with the Company. There has not been an effort to rapidly build the portfolio and earnings at the sacrifice of asset quality. Loan growth in 2001 was strong; loans outstanding increased $14.7 million, to $20.8 million, from $6.2 million at December 31, 2000. The philosophy of seeking quality credits will continue.

         At December 31, 2001 and 2000, the Company had no loans delinquent beyond thirty days, and no loans which management considered impaired or which were accounted for on a non-accrual basis, and no troubled debt restructurings. The accrual of interest is discontinued when a loan is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more. Based upon current economic conditions, the composition of the loan portfolio, loan-loss experience of comparable institutions in the Company's market area, and other factors, an allowance for credit losses has been provided at 1.30% of outstanding loans. No part of the allowance has been allocated to any individual loan or category of loans. During the coming year, as the portfolio grows and becomes more diversified, the Bank will implement a comprehensive review methodology to assess the allowance. Based on its knowledge of the portfolio and current economic conditions, management believes that as of December 31, 2001, the allowance is adequate to absorb reasonably anticipated losses. As of December 31, 2001, there were no loans where information known to management caused management to have serious doubts as to the ability of the borrower to comply with the current repayment terms.

         The activity in the allowance for credit losses is shown in the following table:

                           ALLOWANCE FOR CREDIT LOSSES
                           ---------------------------
(Dollars in thousands)
                                    December 31, 2001        December 31, 2000
                                    -----------------        -----------------

Balance at beginning of year              $  90                    $   -
Provision for credit losses                 180                       90
Loans charged off                             -                        -
Recoveries                                    -                        -
                                          -----                    -----
Balance at end of year                    $ 270                    $  90
                                          =====                    =====


         The following table sets forth information on the composition of the loan portfolio by type:

                          COMPOSITION OF LOAN PORTFOLIO
                          -----------------------------

(Dollars in thousands)
                                            December 31, 2001                December 31, 2000
                                            -----------------                -----------------

                                       Balance         Percentage       Balance           Percentage
                                                        of total                           of total
                                                         loans                              loans
Commercial                             $ 14,497           70.07%        $  3,172             50.97%
Real estate - commercial mortgage         6,177           29.86%           3,036             48.76%
Installment loans to individuals             14            0.07%              17              0.27%
                                       --------          ------         --------            ------
Gross loans                              20,688          100.00%           6,225            100.00%
                                                         ======                             ======
Less allowance for credit losses           (270)                             (90)
Less unearned fees                          (20)                              (7)
                                       --------                         --------
Loans, net                             $ 20,398                         $  6,128
                                       ========                         ========


         The following table shows the maturities of the loan portfolio at December 31, 2001. Demand loans, loans without a stated maturity and overdrafts are reported as due in one year or less.

                       MATURITY SCHEDULE OF LOAN PORTFOLIO
                       -----------------------------------

(Dollars in thousands)
                                  One Year        After One Year       After Five         Total
                                   or Less      Through Five Years       Years

Commercial                        $ 12,341           $  1,442           $    715        $ 14,497
Real estate -
   commercial mortgage                 332              5,731                114           6,177
Installment                              -                 14                  -              14
                                  --------           --------           --------        --------
Total                             $ 12,673           $  7,187           $    829        $ 20,688
                                  ========           ========           ========        ========


At December 31, 2001, the total amount of loans due after one year with fixed rates of interest was $8,007,000. At December 31, 2001, there were no loans due after one year with floating rates of interest.

The following table shows the interest rate sensitivity of the loan portfolio at December 31, 2001.

                   INTEREST RATE SENSITIVITY OF LOAN PORTFOLIO
                   -------------------------------------------

(Dollars in thousands)
                            One Year       After One Year       After Five        Total
                            or Less      Through Five Years       Years
Fixed                       $  2,728          $  7,186           $    829       $ 10,743
Floating                       9,945                 -                  -          9,945
                            --------          --------           --------       --------
                            $ 12,673          $  7,186           $    829       $ 20,688
                            ========          ========           ========       ========


Investment Securities

         At December 31, 2001, the carrying value of the Company's investment securities portfolio was $3,981,946, an increase of $2,991,746 from the December 31, 2000 carrying value of $990,200. The before tax unrealized gain on securities available for sale at December 31, 2001 was $171 as compared to $336 at December 31, 2000. The increase in carrying value is a direct result of the purchase of additional U.S. Treasury securities, principally to support the Securities Sold Under Agreement to Repurchase/Sweep Account program that is discussed in greater detail under Liquidity Management.

         The Company currently classifies its entire securities portfolio as available for sale. Increases in the portfolio will occur whenever deposit growth outpaces loan demand and the forecast for growth is such that the investment of excess liquidity in investment securities (as opposed to short term investments such as Federal Funds) is warranted. In general, our investment policy is to acquire direct U.S. Treasury securities and fully guaranteed U.S. government agency issues with a remaining maturity of four years or less. As the Company develops its loan portfolio, it anticipates that it will maintain the average maturity of the securities portfolio at two years or less. As the Company and the loan portfolio mature, we will reassess the appropriate composition and maturities of the securities portfolio. In addition, the Bank will purchase Federal Reserve stock in accordance with regulation and expects to maintain a small equity position in stock in a banker's bank to facilitate loan participations.

         The following table provides information regarding the composition of the Company's investment portfolio at the dates indicated. See Note 3 to the Consolidated Financial Statements for additional information regarding the securities portfolio.

                     COMPOSITION OF THE INVESTMENT PORTFOLIO
                     ---------------------------------------

(Dollars in thousands)
                                           December 31, 2001                       December 31, 2000
                                           -----------------                       -----------------
Available for Sale                     Balance            Percent              Balance             Percent
                                       -------            -------              -------             -------
   (at Estimated Market Value)                           of Total                                of Total
                                                         --------                                --------
U.S. Treasury                          $ 3,982             95.45%              $   990             81.89%
Federal Reserve Stock                      153              3.67%                  182             15.05%
Corporate equity                            37              0.89%                   37              3.06%
                                       -------            -------              -------            ------
Total                                  $ 4,172            100.00%              $ 1,209            100.00%
                                       =======            ======               =======            ======


                              LIQUIDITY MANAGEMENT

         Liquidity is a measure of the Bank's ability to meet the demands required for the funding of loans and to meet depositors' requirements for use of their funds. The Bank's sources of liquidity are cash balances, due from banks, Federal funds sold and short term securities. There are other sources of liquidity that at this time are not relied on by the Bank but as the Bank matures those sources may be considered.

         At December 31, 2001, management considers the liquidity position of the Company and Bank to be adequate despite strong loan growth. At year-end 2001, under the Company's liquidity formula, it had $3.9 million of liquidity representing 14.6% of total Company assets. Continued strong growth in deposits will be required to fund loan growth. Accordingly, the Bank intends to maintain a competitive posture in its deposit interest rate offerings. While adequate liquidity is imperative, excess liquidity has the effect of a lower interest margin, as funds not invested in loans are placed in short-term investments that generally carry a lower yield.

Deposits

         The Bank expects that the principal sources of funds for the Bank will be core deposits, consisting of demand deposits, NOW accounts, money market accounts, savings accounts and certificates of deposit from the local market areas. These accounts provide the Bank with a source of fee income and a relatively stable source of funds.

         The following table indicates the amount of the Bank's certificates of deposit of $100,000 or more by time remaining until maturity as of December 31, 2001.

  CERTIFICATE OF DEPOSIT ($100,000 OR >) MATURITY SCHEDULE AT DECEMBER 31, 2001
  -----------------------------------------------------------------------------

(Dollars in thousands)
                   Due in:
                    3 months or less                             $ 1,164
                    Over 3 through 6 months                            -
                    Over 6 through 12 months                       4,933
                    Over 12 months                                 1,253
                                                                 -------
                                                                 $ 7,350
                                                                 =======

         In addition, the Bank offers Securities Sold under Repurchase Agreement/Sweep accounts to its commercial clientele as an effective means of cash management. Although these funds are technically not deposit liabilities, they are nonetheless an ongoing source of core funding and contribute significantly to the Bank's liquidity management. At December 31, 2001, the Bank had $2.7 million in such funding; by comparison, the December 31, 2000 total was $ 51,000.

         The Bank participates in the U.S. Treasury Tax & Loan program, facilitating the payment of taxes by its commercial clientele. These funds remain at the bank as a non-deposit liability, at interest, until called by the Treasury. At December 31, 2001, the balance outstanding was $38,000; there was no balance outstanding at the end of the prior year.

                          INTEREST RATE RISK MANAGEMENT

         Banks and other financial institutions are dependent upon net interest income, the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities. Changes in interest rates inevitably have an impact on interest income. GAP, a measure of the difference in volume between interest bearing assets and interest bearing liabilities, is a means of monitoring the sensitivity of a financial institution to changes in interest rates. The chart below provides an indicator of the rate sensitivity of the Company. A positive GAP indicates the degree to which the volume of repriceable assets exceeds repriceable liabilities in particular time periods. The Company has a positive GAP of 27.2% out to three months and a cumulative positive GAP of 6.2% out to twelve months. This occurred because, during the formative months of 2000 and early 2001, management chose to accept a degree of rate risk by offering attractive rates on Certificates of Deposit with maturities generally not to exceed two years. While this action had an adverse impact on net interest income in the short term, it favorably contributed to the asset growth of the Bank - and did so without negative credit risk implications: the Bank specifically avoided lowering credit standards to facilitate acceptance of lesser quality credits with longer maturities.

         Management has carefully considered its strategy to maximize interest income by reviewing interest rate levels and economic indicators. These factors have been thoroughly discussed with the Board of Directors and management believes that existing strategies are appropriate to current economic and interest rate trends. The positive GAP is carefully monitored and will be favorably impacted by normal growth in loan assets and by the renewal of maturing certificates at current rates.

                                  GAP ANALYSIS
                                  ------------

(Dollars in thousands)
                                        0-3          4-12         1-3          3-5         Over
                                       Months       Months       Years        Years      5 Years      Total
Interest-earning assets:
     Federal funds sold               $   750        $   -     $     -      $     -      $     -     $   750
     Deposit in other
     institution                          244            -           -            -            -         244
     Investment securities              1,997        1,985           -            -            -       3,982
     Loans                             12,673            -       1,929        5,257          829      20,688
                                      -------      -------     -------      -------      -------     -------
   Total interest-earning
     assets                            15,664        1,985       1,929        5,257          829      25,664
                                      -------      -------     -------      -------      -------     -------

Interest-bearing liabilities:
     Money market deposit accounts      6,977            -           -            -            -       6,977
     NOW accounts                         385            -           -            -            -         385
     Savings                               61            -           -            -            -          61
     Certificates of deposit            1,225        5,160         403          281          281       7,350
     Repurchase agreements              2,713            -           -            -            -       2,713
     Other borrowed funds                  38            -           -            -            -          38
                                      -------      -------     -------      -------      -------     -------
   Total interest-bearing
     liabilities                       11,399        5,160         403          281          281     $17,524
                                      -------      -------     -------      -------      -------     =======

GAP                                     4,265       (3,175)      1,526        4,976          548

CUMULATIVE GAP                        $ 4,265      $ 1,090     $ 2,616      $ 7,592      $ 8,140
                                      =======      =======     =======      =======      =======

CUMULATIVE GAP TO CUMULATIVE
     INTEREST-EARNING ASSETS            27.23%        6.18%      13.36%       30.57%       31.72%



                         CAPITAL RESOURCES AND ADEQUACY

The assessment of capital adequacy depends on a number of factors such as asset quality, liquidity, earnings performance, and changing competitive conditions and economic forces. The adequacy of the Company's capital is reviewed by management on an ongoing basis. Management seeks to maintain a capital structure that will assure an adequate level of capital to support anticipated asset growth and to absorb potential losses.

The capital positions of the Company and the Bank continue to meet regulatory requirements. The primary indicators relied on by bank regulators in measuring the capital position are the Tier I risk-based capital, total risk-based capital, and leverage ratios. Tier I capital consists of common and qualifying preferred stockholders' equity less goodwill. Total risk-based capital consists of Tier I capital, qualifying subordinated debt, and a portion of the allowance for loan losses. Risk-based capital ratios are calculated with reference to risk-weighted assets. The leverage ratio compares Tier I capital to total average assets. The Bank's Tier I risk-based capital ratio was 25.0% at December 31, 2001, compared to 48.5% at December 31, 2000. The total risk-based capital ratio was 26.2% at December 31, 2001, compared to 49.2% at December 31, 2000. The Bank's leverage ratio was 19.0% at December 31, 2001 compared to 48.0% at December 31, 2000. These ratios are well in excess of the mandated minimum requirement of 4.00%, 8.00%, and 3-5%, respectively.

         The Bank is currently well capitalized for regulatory purposes and the Company has about $1.3 million in additional capital remaining from the proceeds of the Company's initial offering available for future use.

                             MARKET FOR COMMON STOCK

         The Company's Common Stock is not traded on any organized exchange or on the Nasdaq National Market or the Nasdaq Small Cap Market. As of December 31, 2001, three market makers made a market in the Common Stock in the over the counter "bulletin board" market under the symbol "CMFB". The Common Stock has traded only sporadically. No assurance can be given that an active or established trading market will develop in the foreseeable future. The following table sets forth the high and low bid prices for the Common Stock during each calendar quarter since the third quarter of 2000, during which the Company's initial public offering of shares was completed. These quotations reflect inter-dealer prices, without retail markup, markdown or commission, and may not represent actual transactions. These quotations do not necessarily reflect the intrinsic or market values of the Common Stock.

                                STOCK PRICE TABLE
                                -----------------

          Period                      Low Bid                 High Bid

Third Quarter 2000                    $  8.50                  $ 10.50
Fourth Quarter 2000                   $  7.00                  $ 10.00
First Quarter 2001                    $ 10.00                  $ 10.00
Second Quarter 2001                   $ 10.00                  $ 10.00
Third Quarter 2001                    $ 10.00                  $ 10.00
Fourth Quarter 2001                   $ 10.00                  $ 10.00

                               EARNINGS PER SHARE

         Generally accepted accounting principles require that earnings per share be stated based on the average number of shares outstanding. For 2001, the financial statements show a loss of $0.99 per share, which is based on 822,250 shares, the actual number of shares outstanding throughout the year.

         For the year ended December 31, 2000, the financial statements show a loss of $1.82 per share, which is based on a weighted average number of shares outstanding of 487,763. The average number of shares is computed for the entire year while the actual shares of 822,250 were not considered fully issued until August 18, 2000, the date the Company closed its offering. Had the full number of issued shares been outstanding for the full year, the loss per share would have been about $1.00.

                              FINANCIAL STATEMENTS

         The audited financial statements for the Company for the years ended December 31, 2001 and 2000 are included herewith.

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
CommerceFirst Bancorp, Inc. and Subsidiary
Annapolis, Maryland

We have audited the accompanying consolidated balance sheets of CommerceFirst Bancorp, Inc. and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive loss, and cash flows for the years ended December 31, 2001 and 2000 and the period July 9, 1999 (inception) through December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CommerceFirst Bancorp, Inc. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years ended December 31, 2001 and 2000 and the period July 9,1999 (inception) through December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.


/s/ Trice Geary & Myers LLC
Salisbury, Maryland
January 15, 2002

                   COMMERCEFIRST BANCORP, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

-----------------------------------------------------------------------------------------------
December 31,                                                        2001               2000
-----------------------------------------------------------------------------------------------

                              ASSETS
 Cash and due from banks                                        $  1,074,419       $    771,710
 Interest bearing deposits in other financial institutions           269,132          1,270,282
 Federal funds sold                                                  750,000          9,900,000
                                                                ------------       ------------
      Cash and cash equivalents                                    2,093,551         11,941,992
 Investment securities available for sale, at fair value           3,981,946            990,200
 Federal Reserve Bank stock, at cost                                 153,050            182,100
 Atlantic Central Bankers Bank stock, at cost                         37,000             37,000
 Loans, less allowance for credit losses
      2001 $270,000;  2000 $90,000                                20,397,987          6,127,655
 Premises and equipment, at cost, less
      accumulated depreciation                                       309,733            399,013
 Accrued interest receivable                                          87,371             48,198
 Other assets                                                         88,599             64,195
                                                                ------------       ------------
            TOTAL ASSETS                                        $ 27,149,237       $ 19,790,353
                                                                ============       ============

             LIABILITIES AND STOCKHOLDERS' EQUITY

 Liabilities:
 Deposits:
      Noninterest-bearing demand                                $  3,322,996       $  1,154,029
      Interest-bearing                                            14,774,178         11,482,926
                                                                ------------       ------------
            Total deposits                                        18,097,174         12,636,955
 Securities sold under agreements to repurchase                    2,713,150             51,684
 Short-term borrowings                                                37,875                  -
 Accrued interest payable on deposits                                 15,746             14,837
 Other liabilities                                                    72,820             57,667
                                                                ------------       ------------
            TOTAL LIABILITIES                                     20,936,765         12,761,143
                                                                ------------       ------------

COMMITMENTS AND CONTINGENCIES

 Stockholders' equity:
 Common stock, par value $.01, authorized 4,000,000 shares;
      issued and outstanding 2001 and 2000 822,250 shares              8,223              8,223
 Surplus                                                           8,099,012          8,099,012
 Accumulated deficit (see Note 2)                                 (1,894,876)        (1,078,231)
 Accumulated other comprehensive income                                  113                206
                                                                ------------       ------------
            TOTAL STOCKHOLDERS' EQUITY                             6,212,472          7,029,210
                                                                ------------       ------------

           TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $ 27,149,237       $ 19,790,353
                                                                ============       ============

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                   COMMERCEFIRST BANCORP, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
   YEARS ENDED DECEMBER 31, 2001 AND 2000 AND PERIOD JULY 9, 1999 (INCEPTION)
                            THROUGH DECEMBER 31, 1999

--------------------------------------------------------------------------------------------------------------------
                                                                    2001                2000                1999
--------------------------------------------------------------------------------------------------------------------
INTEREST INCOME ON:
     Loans, including fees                                      $ 1,104,740         $   119,368         $         -
     U.S. Treasury securities                                       149,265              20,158                   -
     Federal Reserve Bank stock                                      10,442               5,767                   -
     Federal funds sold                                             142,407             198,986                   -
     Deposits in other financial institutions                        45,933             115,188               3,991
                                                                -----------         -----------         -----------
           Total interest income                                  1,452,787             459,467               3,991
                                                                -----------         -----------         -----------

INTEREST EXPENSE ON:
     Deposits                                                       560,062              99,426                   -
     Securities sold under agreements to repurchase                  21,284                 220                   -
     Short-term borrowings                                            1,149                 206                   -
                                                                -----------         -----------         -----------
           Total interest expense                                   582,495              99,852                   -
                                                                -----------         -----------         -----------
           NET INTEREST INCOME                                      870,292             359,615               3,991
                                                                -----------         -----------         -----------
PROVISION FOR CREDIT LOSSES                                         180,000              90,000                   -
                                                                -----------         -----------         -----------

           NET INTEREST INCOME AFTER
              PROVISION FOR CREDIT LOSSES                           690,292             269,615               3,991
                                                                -----------         -----------         -----------

OTHER INCOME:
     Service charges                                                 75,702               9,931                   -
                                                                -----------         -----------         -----------

OTHER EXPENSES:
     Salaries and employee benefits                                 904,450             643,347             127,336
     Legal and professional                                          75,416              89,929              30,676
     Rent and occupancy                                             191,315             141,451               6,000
     Marketing and business development                              35,584              86,775              19,589
     Insurance                                                       21,158              10,658                   -
     Data processing                                                 41,255               8,865                   -
     Support services                                                76,160              42,278                   -
     Office supplies                                                 19,686              42,146               4,012
     Depreciation and amortization                                  125,883              60,358                 412
     Other expenses                                                  91,732              41,590               6,346
                                                                -----------         -----------         -----------
           Total other expenses                                   1,582,639           1,167,397             194,371
                                                                -----------         -----------         -----------

NET LOSS                                                        $  (816,645)        $  (887,851)        $  (190,380)
                                                                ===========         ===========         ===========

BASIC AND DILUTED LOSSES PER SHARE OF COMMON STOCK              $     (0.99)         $    (1.82)         $    (5.86)
                                                                ===========   =================   =================

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                   COMMERCEFIRST BANCORP, INC. AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                             AND COMPREHENSIVE LOSS
   YEARS ENDED DECEMBER 31, 2001 AND 2000 AND PERIOD JULY 9, 1999 (INCEPTION)
                            THROUGH DECEMBER 31, 1999

                                                                                                         Accumulated
                                                   Common                                           Other           Total
                                                   Stock                         Accumulated    Comprehensive   Stockholders'
                                                 (Par Value)      Surplus           Deficit     Income (Loss)      Equity
BALANCES, JULY 9, 1999                             $     -      $         -     $          -    $          -     $         -

Comprehensive loss:
     Net loss                                            -                -         (190,380)              -        (190,380)
                                                                                                                 -----------
Total comprehensive loss                                                                                            (190,380)

     Costs of raising capital during
       development stage                                 -          (85,803)               -               -         (85,803)

     Shares issued                                     325          324,675                -               -         325,000
                                                   -------      -----------     ------------    ------------     -----------

Balances, December 31, 1999                            325          238,872         (190,380)              -          48,817
                                                   -------      -----------     ------------    ------------     -----------

Comprehensive loss:
     Net loss                                            -                -         (887,851)              -        (887,851)
     Other comprehensive income, net of tax:
       Unrealized holding gains on securities
       available for sale arising during the
       period                                            -                -                -             206             206
                                                                                                                 -----------
Total comprehensive loss                                                                                            (887,645)

     Costs of raising capital during
       development stage                                 -         (29,463)                -               -         (29,463)

     Shares issued                                   7,898        7,889,603                -               -       7,897,501
                                                   -------      -----------     ------------    ------------     -----------

BALANCES, DECEMBER 31, 2000                          8,223        8,099,012       (1,078,231)            206       7,029,210
                                                   -------      -----------     ------------    ------------     -----------

COMPREHENSIVE LOSS:
     NET LOSS                                            -                -         (816,645)              -        (816,645)
     OTHER COMPREHENSIVE LOSS, NET OF TAX:
       UNREALIZED HOLDING LOSSES ON SECURITIES
       AVAILABLE FOR SALE ARISING DURING THE
       PERIOD                                            -                -                -             (93)            (93)
                                                                                                                 -----------
TOTAL COMPREHENSIVE LOSS                                                                                            (816,738)
                                                   -------      -----------     ------------    ------------     -----------

BALANCES, DECEMBER 31, 2001                        $ 8,223      $ 8,099,012     $ (1,894,876)   $        113     $ 6,212,472
                                                   =======      ===========     ============    ============     ===========

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                   COMMERCEFIRST BANCORP, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
   YEARS ENDED DECEMBER 31, 2001 AND 2000 AND PERIOD JULY 9, 1999 (INCEPTION)
                            THROUGH DECEMBER 31, 1999

------------------------------------------------------------------------------------------------------------------
                                                                  2001                2000                1999
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net Loss                                                 $   (816,645)       $   (887,851)       $   (190,380)
     Adjustments to reconcile net loss to net cash
        used by operating activities:
        Depreciation, amortization, and accretion                  (23,382)             40,200                 412
        Provision for credit losses                                180,000              90,000                   -
        Change in assets and liabilities:
           Increase in accrued interest receivable                 (39,173)            (48,198)                  -
           Increase in other assets                                (24,404)            (64,195)                  -
           Increase in accrued interest payable                        909              14,837                   -
           Increase (decrease) in other liabilities                 15,225             (44,432)            101,969
                                                              ------------        ------------        ------------

                Net cash used by operating activities             (707,470)           (899,639)            (87,999)
                                                              ------------        ------------        ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchases of available for sale securities                 (9,842,646)           (969,706)                  -
     Maturities of available for sale securities                 7,000,000                   -                   -
     Purchases of FRB stock                                              -            (195,000)                  -
     Proceeds from sale of FRB stock                                29,050              12,900                   -
     Purchases of ACBB stock                                             -             (37,000)                  -
     Increase in loans, net                                    (14,450,332)         (6,217,655)                  -
     Purchases of premises and equipment                           (36,603)           (452,359)             (7,424)
                                                              ------------        ------------        ------------

               Net cash used by investing activities           (17,300,531)         (7,858,820)             (7,424)
                                                              ------------        ------------        ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Increase in noninterest-bearing deposits, net               2,168,967           1,154,029                   -
     Increase in time deposits, net                              3,291,252          11,482,926                   -
     Increase in securities sold under agreements
         to repurchase, net                                      2,661,466              51,684                   -
     Increase in short-term borrowings, net                         37,875                   -                   -
     Issuance of common stock                                            -           7,897,501             325,000
     Costs of raising capital                                            -             (29,463)            (85,803)
                                                              ------------        ------------        ------------

               Net cash provided by financing activities         8,159,560          20,556,677             239,197
                                                              ------------        ------------        ------------

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                (9,848,441)         11,798,218             143,774

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                  11,941,992             143,774                   -
                                                              ------------        ------------        ------------

CASH AND CASH EQUIVALENTS, END OF YEAR                        $  2,093,551        $ 11,941,992        $    143,774
                                                              ============        ============        ============

SUPPLEMENTAL CASH FLOWS INFORMATION:
     Interest paid                                              $  581,586         $    85,015        $          -
     Total (decrease) increase in unrealized appreciation
         on available for sale securities                            (165)                 336                   -

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         CommerceFirst Bancorp, Inc. (the "Company") is a bank holding company formed on July 9, 1999, whose principal activity is the ownership and management of its wholly owned subsidiary, CommerceFirst Bank (the "Bank"). Upon obtaining sufficient capital from the Company, the de novo Bank was granted final approvals by regulatory agencies and began its operations on June 29, 2000.

         The Bank provides financial services to individuals and corporate customers located in Anne Arundel County and surrounding areas of Central Maryland, and is subject to competition from other financial institutions. The Bank is also subject to the regulations of certain Federal and State of Maryland (the "State") agencies and undergoes periodic examinations by those regulatory authorities. The accounting policies of the Bank conform to generally accepted accounting principles and to general practices within the banking industry.

         Significant accounting policies not disclosed elsewhere in the consolidated financial statements are as follows:

         Principles of Consolidation:

         The consolidated financial statements include the accounts of CommerceFirst Bancorp, Inc. and its subsidiary, CommerceFirst. Intercompany balances and transactions have been eliminated. The Parent Only financial statements (see Note 17) of the Company account for the subsidiary using the equity method of accounting.

         Use of Estimates:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

         Securities Held to Maturity:

         Bonds, notes and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the effective interest rate method over the period to maturity. Securities transferred into held to maturity from the available for sale portfolio are recorded at fair value at time of transfer with unrealized gains or losses reflected in equity and amortized over the remaining life of the security. The Bank has no investment securities classified as held to maturity as of December 31, 2001 and 2000.

         Securities Available for Sale:

         Marketable debt securities not classified as held to maturity are classified as available for sale. Securities available for sale may be sold in response to changes in interest rates, loan demand, changes in prepayment risk, and other factors. Changes in unrealized appreciation (depreciation) on securities available for sale are reported in other comprehensive income. Realized gains (losses) on securities available for sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. The gains and losses on securities sold are determined by the specific identification method. Premiums and discounts are recognized in interest income using the effective interest rate method over the period to maturity. Additionally, declines in the fair value of individual investment securities below their cost that are other than temporary are reflected as realized losses in the consolidated statements of income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Other Securities:

         Federal Reserve Bank ("FRB") and Atlantic Central Bankers Bank ("ACBB") stocks are equity interests that do not have readily determinable fair values for purposes of Statement of Financial Accounting Standard ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities, because their ownership is restricted and lacks a market.

         Loans and Allowance for Credit Losses:

         Loans are generally carried at the amount of unpaid principal, adjusted for deferred loan fees, which are amortized over the term of the loan using the effective interest rate method. Interest on loans is accrued based on the principal amounts outstanding. It is the Bank's policy to discontinue the accrual of interest when a loan is specifically determined to be impaired or when principal or interest is delinquent for ninety days or more. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Cash collections on such loans are applied as reductions of the loan principal balance and no interest income is recognized on those loans until the principal balance has been collected. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received. The carrying value of impaired loans is based on the present value of the loan's expected future cash flows or, alternatively, the observable market price of the loan or the fair value of the collateral. The Bank has no loans considered to be impaired as of December 31, 2001 and 2000.

         The allowance for credit losses is established through a provision for credit losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collectibility of the principal is unlikely. The allowance, based on evaluations of the collectibility of loans and prior loan loss experience, is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions and trends that may affect the borrower's ability to pay.

         While management believes it has established the allowance for credit losses in accordance with generally accepted accounting principles and has taken into account the views of its regulators and the current economic environment, there can be no assurance that in the future the Bank's regulators or its economic environment will not require further increases in the allowance.

         Bank Premises and Equipment:

         Bank premises and equipment are stated at cost less accumulated depreciation. The provision for depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the lesser of the terms of the leases or their estimated useful lives. Expenditures for improvements that extend the life of an asset are capitalized and depreciated over the asset's remaining useful life. Any gains or losses realized on the disposition of premises and equipment are reflected in the consolidated statements of income. Expenditures for repairs and maintenance are charged to other expenses as incurred. Computer software is recorded at cost and amortized over three years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Long-Lived Assets:

         The carrying value of long-lived assets and certain identifiable intangibles is reviewed by the Bank for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. As of December 31, 2001 and 2000, no long-lived assets existed in which management considered impaired, as prescribed in SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and later superceded by SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (See Note 16).

         Income Taxes:

         The provision for Federal and State income taxes is based upon the results of operations, adjusted for tax-exempt income. Deferred income taxes are provided by applying enacted statutory tax rates to temporary differences between financial and taxable bases.

         Temporary differences, which give rise to deferred tax assets, relate principally to the allowance for credit losses, unearned income on loans, and operating loss carryovers.

         Temporary differences, which give rise to deferred tax liabilities, relate principally to accumulated depreciation, accretion of discount on investment securities, and unrealized gains on securities available for sale.

         Securities Sold Under Agreements to Repurchase:

         Securities sold under agreements to repurchase are comprised of customer deposit agreements with daily maturities. These obligations are not federally insured, but are collateralized by a security interest in various investment securities. These pledged securities are segregated and maintained by a third-party institution. The amortized cost of these securities at December 31, 2001 and 2000 was $3,782,064 and $989,864, respectively. The fair value of these securities at December 31, 2001 and 2000 was $3,782,106 and $990,200, respectively.

         Credit Risk:

         The Bank and Company have deposits in other financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). The Bank and Company had deposits and Federal funds sold of approximately $1,873,000 and $11,566,000 with one financial institution as of December 31, 2001 and 2000, respectively.

         Cash and Cash Equivalents:

         The Bank has included cash and due from banks, interest bearing deposits in other financial institutions and Federal funds sold as cash and cash equivalents for the purpose of reporting cash flows.

         Earnings (loss) per common share:

         Basic earnings (loss) per common share is determined by dividing net income (loss) by the weighted average number of shares of common stock outstanding. Diluted earnings (loss) per share is calculated including the average dilutive common stock equivalents outstanding during the period, using the treasury stock method, unless they are anti-dilutive. Potential future dilutive common equivalent shares consist of stock warrants.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Financial Statement Presentation:

         Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation.

NOTE 2.  DEVELOPMENT STAGE OPERATIONS

         Through June 30, 2000, the Company devoted substantially all of its efforts towards establishing a new banking business and raising capital, and accordingly, the Company met the criteria defined by SFAS No. 7, Accounting and Reporting by Development Stage Enterprises. The Bank was fully funded and commenced lending and full retail and branch banking operations at the end of the second quarter of 2000 and is no longer considered in the development stage. The Company had a deficit accumulated during the development stage of $432,547 through June 30, 2000.

NOTE 3.  INVESTMENT SECURITIES

         Investment securities are summarized as follows:

                                                                     Gross          Gross
                                                    Amortized      Unrealized     Unrealized        Fair
                                                      Cost           Gains          Losses          Value
                                                    ---------      ----------     ----------        -----
         DECEMBER 31, 2001
         ------------------

         Available for sale:
           U.S. TREASURY (DUE WITHIN ONE YEAR)     $ 3,981,775     $      171     $        -     $ 3,981,946
                                                   ===========     ==========     ==========     ===========
         DECEMBER 31, 2000
         -----------------

         Available for sale:
           U.S. Treasury (due within one year)     $   989,864     $      336     $        -     $   990,200
                                                   ===========     ==========     ==========     ===========

NOTE 4.  LOANS


         Major categories of loans are as follows:

                                                 2001             2000
                                             ------------     ------------
         Commercial morgages                 $  6,176,790     $  3,035,518
         Commercial demand and time            14,497,045        3,171,947
         Installment                               14,188           17,030
                                             ------------     ------------
                                               20,688,023        6,224,495
         Unearned income on loans                 (20,036)          (6,840)
                                             ------------     ------------
                                               20,667,987        6,217,655
         Allowance for credit losses             (270,000)         (90,000)
                                             ------------     ------------
                                             $ 20,397,987     $  6,127,655
                                             ============     ============





         The Bank makes loans to customers located primarily in Anne Arundel County and surrounding areas of Central Maryland. Although the loan portfolio will be diversified, its performance will be influenced by the economy of the region.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Executive officers, directors, and their affiliated interests enter into loan transactions with the Bank in the ordinary course of business. These loans are made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with unrelated borrowers. They do not involve more than normal risk of collectibility or present other unfavorable terms. At December 31, 2001 and 2000, such loans outstanding totaled $4,320,266 and $1,713,422, respectively. During 2001 and 2000, loan additions were $3,791,000 and $1,882,850, respectively. During 2001 and 2000, loan repayments were $1,184,156 and $169,428, respectively.

         The allowance for credit losses is as follows:

                                                2001          2000
                                             ---------     ----------
         Balance beginning of year           $  90,000     $        -
         Provision for credit losses           180,000         90,000
         Recoveries                                  -              -
         Loans charged off                           -              -
                                             ---------     ----------
         Balance, end of year                $ 270,000     $   90,000
                                             =========     ==========

NOTE 5 . PREMISES AND EQUIPMENT

         A summary of premises and equipment is as follows:

                                                       Useful lives        2001           2000
                                                       ------------     ----------     ----------
         Equipment                                     3-5 years        $  215,852     $  215,852
         Furniture and fixtures                         5 years             93,331         93,331
         Leasehold improvements                        4-5 years            38,351         38,351
         Software                                       3 years            148,852        112,249
                                                                        ----------     ----------
                                                                           496,386        459,783
         Accumulated depreciation and amortization                        (186,653)       (60,770)
                                                                        ----------     ----------
                                                                        $  309,733     $  399,013
                                                                        ==========     ==========


         Depreciation expense was $84,400, $41,650 and $412 for the years ended December 31, 2001 and 2000 and the period July 9,1999 (inception) through December 31, 1999, respectively. Amortization of software and intangible assets was $41,483 and $18,708 for the years ended December 31, 2001 and 2000, respectively.

         The Company leases a facility to serve as the executive offices for the Company and as the main banking office for the Bank. The facility, which is approximately 8,100 square feet and located in Annapolis, Maryland, is leased by the Company for five years, through April 2005, with three five year renewal options, with annual increases of 3%. Total rent expense relating to this agreement was $167,444 and $121,094 for the years ended December 31, 2001 and 2000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 6.  DEPOSITS

         Major classifications of interest-bearing deposits are as follows:

                                                            2001             2000
                                                        ------------     ------------
         NOW                                            $    385,457     $    316,469
         Money Market                                      6,977,389        6,832,223
         Savings                                              61,406           45,788
         Certificates of Deposits, $100,000 or more        7,062,059        4,216,988
         Other time deposits                                 287,867           71,458
                                                        ------------     ------------
                                                        $ 14,774,178     $ 11,482,926
                                                        ============     ============

         Interest expense on deposits is as follows:

                                                            2001             2000
                                                        ------------     ------------
         NOW                                            $      3,645     $        308
         Money Market                                        232,324           68,776
         Savings                                               1,701              537
         Certificates of Deposits, $100,000 or more          315,329           28,971
         Other time deposits                                   7,063              834
                                                        ------------     ------------
                                                        $    560,062     $     99,426
                                                        ============     ============

         At December 31, 2001, the scheduled maturities of time deposits are approximately as follows:
                                                            2001
                                                        -----------
                    2002                                $ 6,385,000
                    2003                                    100,000
                    2004                                    303,000
                    2005                                    141,000
                    2006                                    140,000
              2007 and therefter                            281,000
                                                        -----------
                                                        $ 7,350,000
                                                        ===========

         Deposit and repurchase agreement balances of executive officers and directors and their affiliated interests totaled approximately $6,770,000 and $5,345,000 at December 31, 2001 and 2000, respectively.

         The Bank had no brokered deposits at December 31, 2001 and 2000.

NOTE 7.  SHORT-TERM BORROWINGS

         Notes payable to the U.S. Treasury are Federal treasury tax and loan deposits accepted by the Bank from its customers to be remitted on demand to the Federal Reserve Bank. The Bank pays interest on these balances at a slight discount to the Federal funds rate. The note payable is secured by investment securities with an amortized cost of approximately $200,000 at December 31, 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         During 2001, the Bank acquired a $2,000,000 unsecured short-term credit facility, secured by Federal funds sold, from another bank for short-term liquidity needs, if necessary. There were no borrowings outstanding under this credit arrangement at December 31, 2001.

NOTE 8.  INCOME TAXES

         Income taxes included in other liabilities are as follows:

                                                                       2001            2000
                                                                    ----------      ----------
         Deferred tax assets:
           Accumulated securities discount accretion                $    7,785      $        -
           Allowance for credit losses                                  69,516          34,758
           Charitable contributions                                        222               -
           Deferred loan fees, net                                           -           2,642
           Net operating loss carryforwards                            644,031         263,804
                                                                    ----------      ----------
                                                                       741,554         301,204

         Deferred tax liabilities:
           Accumulated depreciation                                      5,836           7,488
           Accumulated securities discount accretion                         -           7,785
           Deferred loan costs, net                                      5,390               -
           Net unrealized gains on securities available for sale:           58             130
                                                                    ----------      ----------
                                                                        11,284          15,403
                                                                    ----------      ----------
         Net deferred tax asset                                        730,270         285,801
         Valuation allowance                                          (730,328)       (285,931)
                                                                    ----------      ----------
         Net deferred tax liability                                 $      (58)     $     (130)
                                                                    ==========      ==========

         A valuation allowance has been established for net deferred tax assets relating to all amounts other than unrealized gains/losses on securities available for sale, as the Bank has yet to attain sustained profitability. Operating losses of approximately $1,719,000 are available to offset future taxable income through 2019.

NOTE 9.  OTHER OPERATING EXPENSES

         Other operating expenses include the following:

                                        2001         2000         1999
                                     --------     --------     --------
         Courier                     $ 10,572     $  3,400     $      -
         Credit reports                 9,089        3,751            -
         Other                         45,137       22,930        6,346
         Personal property taxes        3,828            -            -
         Postage                        7,380        3,087            -
         Repairs and maintenance        5,345        2,998            -
         Telephone                     10,381        5,424            -
                                     --------     --------     --------
                                     $ 91,732     $ 41,590     $  6,346
                                     ========     ========     ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10. COMMITMENTS AND CONTINGENCIES

         Financial instruments:

         The Bank is a party to financial instruments in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated financial statements.

         Outstanding loan commitments and unused lines of credit are as follows:

                                         2001            2000
                                     -----------     -----------
         Loan commitments
           Commercial                $ 1,205,000     $ 1,229,000
                                     ===========     ===========

         Unused lines of credit
           Commercial lines          $ 4,750,273     $ 1,823,031
                                     ===========     ===========


         Loan commitments and lines of credit are agreements to lend to customers as long as there is no violation of any conditions of the contracts. Loan commitments generally have interest rates fixed at current market amounts, fixed expiration dates, and may require payment of a fee. Lines of credit generally have variable interest rates. Many of the loan commitments and lines of credit are expected to expire without being drawn upon; accordingly, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral or other security obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include deposits held in financial institutions, U.S. Treasury securities, other marketable securities, accounts receivable, inventory, property and equipment, personal residences, income-producing commercial properties, and land under development. Personal guarantees are also obtained to provide added security for certain commitments.

         The Bank's exposure to credit loss in the event of nonperformance by the customer is the contractual amount of the commitment. Loan commitments and lines of credit are made on the same terms, including collateral, as outstanding loans.

         Employment agreements:

         The Company has employment agreements with the Chairman of the Board of Directors, President, and Executive Vice President, which will expire in July 2002, August 2004, and August 2004, respectively.

NOTE 11. STOCKHOLDERS' EQUITY

         Restrictions on dividends:

         Banking regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agencies. Regulatory approval is required to pay dividends that exceed the Bank's net profits for the current year plus its retained net profits for the preceding two years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Regulatory capital requirements:


         The Company and Bank are subject to various regulatory capital requirements administered by Federal and State banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. The Company and Bank must meet specific capital guidelines that involve quantitative measures of the Company's and Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting principles. The Company's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

         Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (as defined in the regulations) of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2001 and 2000 the Company and Bank meet all capital adequacy requirements to which it is subject.

         As of December 31, 2001, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios. There are no conditions or events since that notification that management believes have changed the Bank's category.

         A comparison of capital as of December 31, 2001 and 2000 with minimum requirements is approximately as follows:

                                                                                             TO BE WELL CAPITALIZED
                                                                                                   UNDER PROMPT
                                                                          FOR CAPITAL           CORRECTIVE ACTION
                                                   ACTUAL              ADEQUACY PURPOSES            PROVISIONS
                                              AMOUNT       RATIO       AMOUNT       RATIO       AMOUNT        RATIO
                                           -----------     -----     -----------    -----     -----------     -----
         AS OF DECEMBER 31, 2001
           TOTAL CAPITAL
             (TO RISK WEIGHTED ASSETS)
             COMPANY                       $ 6,707,000     33.8%     $ 1,588,000     8.0%                 N/A
             BANK                            5,184,000     26.2%       1,582,000     8.0%     $ 1,977,000     10.0%

           TIER I CAPITAL
             (TO RISK WEIGHTED ASSETS)
             COMPANY                         6,460,000     32.5%         794,000     4.0%                 N/A
             BANK                            4,936,000     25.0%         791,000     4.0%       1,186,000      6.0%

           TIER I CAPITAL
             (TO AVERAGE ASSETS)
              COMPANY                        6,460,000     24.2%       1,066,000     4.0%                 N/A
              BANK                           4,936,000     19.0%       1,039,000     4.0%       1,298,000      5.0%


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                             To Be Well Capitalized
                                                                                                   Under Prompt
                                                                          For Capital           Corrective Action
                                                   Actual              Adequacy Purposes            Provisions
                                              Amount       Ratio       Amount       Ratio       Amount        Ratio
                                           -----------     -----     -----------    -----     -----------     -----
         As of December 31, 2000
           Total Capital
             (to Risk Weighted Assets)
             Company                       $ 7,119,000     58.7%     $   971,000     8.0%                 N/A
             Bank                            5,846,000     49.2%         950,000     8.0%     $ 1,188,000     10.0%

           Tier I Capital
             (to Risk Weighted Assets)
             Company                         7,029,000     57.9%         485,000     4.0%                 N/A
             Bank                            5,756,000     48.5%         475,000     4.0%         713,000      6.0%

           Tier I Capital
             (to Average Assets)
              Company                        7,029,000     53.0%         531,000     4.0%                 N/A
              Bank                           5,756,000     48.0%         480,000     4.0%         600,000      5.0%



NOTE 12. WARRANT AND OPTION PLANS

         The Board of Directors of the Company has adopted a Warrant Plan that will issue non-transferable warrants to each organizer. At December 31, 2001 and 2000, 123,337 shares were obligated to be issued under the plan.

         The plan calls for warrants to vest over three years at a rate of 30%, 30%, and 40%, respectively and entitles each holder thereof to purchase one share of stock. At December 31, 2001, vested warrants totaled 37,001. The exercise price of each warrant is $10 per share and must be exercised, unless earlier called by the Company, not later than 10 years from August 18, 2000 (date of termination of the offering). Generally, vested warrants expire one year following the date that the organizer ceases to be a director of the Bank. Warrants may be called by the Company in the event that a merger, sale, acquisition, share exchange or other similar extraordinary event is approved by the Board of Directors of the Company. Upon call by the Company, warrant holders have 90 days in which to exercise their warrants. If they are not exercised, the Company will pay the warrant holder the difference between the exercise price of the warrant and the fair market value of the stock of the Company at the time of the closing of the transaction. In the event that an applicable Federal or state regulatory authority determine that the Bank's capital fails to meet minimum capital requirements, such regulatory authority may direct the Company to call all outstanding warrants. Any warrants not exercised will be thereafter forfeited. At December 31, 2001, no warrants had been exercised.

         The Board of Directors of the Company also intends to adopt a stock option plan as a performance incentive for the Bank's officers and key employees. The employment contracts, signed by the Chairman of the Board, President, and Executive Vice President, obligates the Company to issue non-transferable stock options in the amount of 2,500, 10,000, and 7,500, respectively, at an exercise price of $10 per share. At December 31, 2001 and 2000, no stock options had been issued by the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 13. EMPLOYEE BENEFIT PLANS


         The Bank has employee benefit programs that include health and dental insurance, life and long-term and short-term disability insurance and a 401(k) plan under which the Bank currently makes no matching contributions.

NOTE 14. LOSSES PER COMMON SHARE

         Losses per common share are calculated as follows:

                                                             2001            2000            1999
                                                          ----------      ----------      ----------
         Basic
           Net loss                                       $ (816,645)     $ (887,851)     $ (190,380)
           Weighted average common shares outstanding        822,250         487,763          32,500
           Basic net loss per share                       $    (0.99)     $    (1.82)     $    (5.86)

         Diluted losses per share calculations were not applicable for 2001, 2000, and 1999 since consideration of outstanding warrants would have been anti-dilutive.

NOTE 15. RELATED PARTY TRANSACTIONS

         The Bank paid $12,670 and $90,370 during the years ended December 31, 2001 and 2000 respectively, to a computer consulting firm of which a Director is also a principal. Expenditures included computer hardware, software, installation, training, and support services.

         The Bank paid $71,827 and $29,038 during the years ended December 31, 2001 and 2000 respectively, for various group insurance benefits for which a Director will ultimately receive commission compensation.

         The Bank also paid $4,968 and $2,115 during the years ended December 31, 2001 and 2000 respectively, for office supplies to a company of which a Director is also a principal.

         Expenses of approximately $5,400, $61,000, and $26,000 were paid for legal services and rent with a law firm, of which the Chairman of the Board of the Company is a principal, for the periods ended December 31, 2001, 2000 and 1999, respectively.

         All of the above transactions appear to have been consummated on terms equivalent to those that prevail in arms length transactions.

NOTE 16. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

         In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," SFAS No. 142, "Goodwill and Other Intangible Assets," and SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS 141 requires all business combinations to be accounted for using the purchase method of accounting and is effective for all business combinations initiated after June 30, 2001. SFAS 142 requires goodwill to be tested for impairment under certain circumstances, and written off when impaired, rather than being amortized as previous standards required. SFAS 142 is effective for fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001 provided that the first interim period financial statements have not been previously issued. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of a fair value can be made. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. In management's opinion, the adoption of these statements will not have a material impact on the financial position or the results of operations of the Bank.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supercedes SFAS 121, however, it retains most of its provisions. The Bank is currently in compliance with this pronouncement.

NOTE 17. PARENT COMPANY FINANCIAL INFORMATION

         The Balance Sheets, Statements of Operations, and Statements of Cash Flows for CommerceFirst Bancorp, Inc. (Parent Only) are presented below:

                                 BALANCE SHEETS
         -----------------------------------------------------------------------
         December 31,                                    2001           2000
         -----------------------------------------------------------------------
                       ASSETS
         Cash                                        $ 1,269,132    $ 1,270,282
         Investment in CommerceFirst Bank              4,936,340      5,755,928
         Other assets                                      7,000          3,000
                                                     -----------    -----------
             TOTAL ASSETS                            $ 6,212,472    $ 7,029,210
                                                     ===========    ===========
                  STOCKHOLDERS' EQUITY

         Stockholders' equity:
           Common stock                              $     8,223    $     8,223
           Surplus                                     8,099,012      8,099,012
           Accumulated deficit                        (1,894,876)    (1,078,231)
           Accumulated other comprehensive income:           113            206
                                                     -----------    -----------
             TOTAL STOCKHOLDERS' EQUITY              $ 6,212,472    $ 7,029,210
                                                     ===========    ===========


                            STATEMENTS OF OPERATIONS
                     YEARS ENDED DECEMBER 31, 2001 AND 2000
         AND PERIOD JULY 9, 1999 (INCEPTION) THROUGH DECEMBER 31, 1999

         ------------------------------------------------------------------------------------------
                                                               2001          2000           1999
         ------------------------------------------------------------------------------------------
         Income                                             $   45,933    $  115,188     $    3,991
         Expenses                                              (43,083)     (258,761)      (194,371)
                                                            ----------    ----------     ----------
         Income (loss) before equity in loss subsidiary          2,850      (143,573)      (190,380)
         Net loss of subsidiary                               (819,495)     (744,278)             -
                                                            ----------    ----------     ----------
              NET LOSS                                      $ (816,645)   $ (887,851)    $ (190,380)
                                                            ==========    ==========     ==========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2001 AND 2000
         AND PERIOD JULY 9, 1999 (INCEPTION) THROUGH DECEMBER 31, 1999

----------------------------------------------------------------------------------------------------
                                                                2001          2000           1999
----------------------------------------------------------------------------------------------------
         CASH FLOWS FROM OPERATING ACTIVITIES:
           Net loss                                         $ (816,645)   $  (887,851)    $ (190,380)
           Adjustments to reconcile net loss to net
             cash used by operating activities
               Depreciation                                          -              -            412
               Increase in other assets                         (4,000)        (3,000)             -
               (Decrease) increase in other liabilities              -       (101,969)       101,969
               Net loss of subsidiary                          819,495        744,278              -
                                                            ----------    -----------     ----------
             Net cash used by operating activities              (1,150)      (248,542)       (87,999)
                                                            ----------    -----------     ----------

         CASH FLOWS FROM INVESTING ACTIVITIES:
           Investment in subsidiary                                  -     (6,500,000)             -
           Proceeds from sales of premises and equipment             -          7,012              -
           Purchases of premises and equipment                       -              -         (7,424)
                                                            ----------    -----------     ----------
             Net cash used by investing activities                   -     (6,492,988)        (7,424)
                                                            ----------    -----------     ----------

         CASH FLOWS FROM FINANCING ACTIVITIES:
           Issuance of common stock                                  -      7,897,501        325,000
           Costs of raising capital                                  -        (29,463)       (85,803)
                                                            ----------    -----------     ----------
             Net cash provided by financing activities               -      7,868,038        239,197
                                                            ----------    -----------     ----------

         (DECREASE) INCREASE IN CASH                            (1,150)     1,126,508        143,774

         CASH, BEGINNING OF PERIOD                           1,270,282        143,774              -
                                                            ----------    -----------     ----------
         CASH, END OF YEAR                                  $1,269,132    $ 1,270,282     $  143,774
                                                            ==========    ===========     ==========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 18. QUARTERLY RESULTS OF OPERATIONS (Unaudited)


         The following is a summary of the Consolidated unaudited quarterly restuls of operations.

                            2001                                     THREE MONTHS ENDED
         ---------------------------------------------------------------------------------------------
                 (DOLLARS IN THOUSANDS,
                EXCEPT PER SHARE AMOUNTS)           DECEMBER 31,  SEPTEMBER 30,   JUNE 30,   MARCH 31,
         ---------------------------------------------------------------------------------------------
         INTEREST INCOME                               $  421        $  411        $  309     $  312
         INTEREST EXPENSE                                 159           165           126        132
         NET INTEREST INCOME                              262           246           183        180
         PROVISIONS OF CREDIT LOSSES                       45            45            45         45
         NET LOSS                                         162           164           251        240
         NET LOSS PER SHARE (BASIC AND DILUTED)        $ 0.20        $ 0.20        $ 0.30     $ 0.29

                            2000                                     Three months ended
         ---------------------------------------------------------------------------------------------
                 (Dollars in thousands,
                except per share amounts)           December 31,  September 30,   June 30,   March 31,
         ---------------------------------------------------------------------------------------------
         Interest income                               $  243        $  133        $   75     $    9
         Interest expense                                  81            19             -          -
         Net interest income                              162           114            75          9
         Provision of credit losses                        45            45             -          -
         Net loss                                         305           341            85        174
         Net loss per share (basic and diluted)        $ 0.27        $ 0.43        $ 0.30     $ 3.21


         A summary of the Consolidated unaudited quarterly results of operations are not presented for 1999 as the Company was still in the development stage and had no revenues from banking operations.

                              DIRECTORS & Officers
                                       OF
               COMMERCEFIRST BANCORP, INC. AND COMMERCEFIRST BANK

                        MILTON D. JERNIGAN II, ESQUIRE*
                              CHAIRMAN OF THE BOARD
                                MANAGING PARTNER
              MCNAMEE, HOSEA, JERNIGAN, KIM, GREENAN & Walker, P.A.

                                ALVIN R. MAIER*
                           VICE CHAIRMAN OF THE BOARD
                      PRIVATE INVESTOR AND FORMER PRESIDENT
                               ERNEST MAIER, INC.

RICHARD J. MORGAN*                                     LAMONT THOMAS*
PRESIDENT &                                            EXECUTIVE VICE PRESIDENT &
CHIEF EXECUTIVE OFFICER                                CHIEF OPERATING OFFICER

WILFRED T. AZAR, III                                   ANDREW LOMBARDO, CPA
PRESIDENT                                              PARTNER
EMPIRE MANAGEMENT SERVICES                             STURN, WAGNER, SACCLARIS & Lombardo, LLC

JOHN J. BARRON                                         NICHOLAS J. MARINO
PRESIDENT                                              PRESIDENT
O'NEIL POOLS & SPAS                                    MARINO TRANSPORTATION SERVICES, LLC

WILLIAM F. CHESLEY                                     MICHAEL J. MILLER
PRESIDENT                                              VICE PRESIDENT
W. F. CHESLEY REAL ESTATE, INC.                        CONCRETE GENERAL, INC. AND TRI M LEASING CORP.

CHARLES F. DELAVAN, ESQUIRE                            ROBERT R. MITCHELL
PRINCIPAL                                              PRIVATE INVESTOR AND RETIRED PRESIDENT
BLUMENTHAL, DELAVAN & Williams, P.A.                   MITCHELL BUSINESS EQUIPMENT, INC.

GREGORY A. GRAY                                        JOHN A. RICHARDSON, SR.
PRESIDENT                                              PRESIDENT, CROFTON BOWLING CENTER
EASTERN WATERPROOFING & RESTORATION CO., INC.          FORMER PRESIDENT, BRANCH ELECTRIC
SUPPLY CO., INC.

EDWARD B. HOWLIN, JR.*                                 DON E. RIDDLE, JR.
CHAIRMAN & CHIEF EXECUTIVE OFFICER                     PRESIDENT
HOWLIN REALTY MANAGEMENT, INC.                         HOMESTEAD GARDENS, INC.

CHARLES L. HURTT, JR., CPA                             GEORGE C. SHENK, JR.
PRESIDENT                                              PRESIDENT
CHARLES L. HURTT, JR., PA                              WHITMORE PRINT & IMAGING, INC.

MILTON D. JERNIGAN, SR.                                DALE R. WATSON
PRIVATE INVESTOR AND RETIRED FORMER FOUNDER,           PRESIDENT
CHAIRMAN & PRESIDENT                                   ALPHA ENGINEERING ASSOCIATES, INC.
AAA RENTALS, INC. AND AAA TOOLS, INC.
                                                       JEROME A. WATTS
                                                       OWNER
                                                       PLAN MANAGEMENT

----------
* Director of CommerceFirst Bancorp, Inc.

                                    OFFICERS
                                       OF
                               COMMERCEFIRST BANK



                               THOMAS L. BOLANDER
                              SENIOR VICE PRESIDENT

                               A. P. RAMSEY CROSBY
                              SENIOR VICE PRESIDENT

                              CANDACE M. SPRINGMANN
                      VICE PRESIDENT & CORPORATE SECRETARy

                                PENNY L. CANTWELL
                                 VICE PRESIDENT

                              MELONEE FLEMING, CCE
                            ASSISTANT VICE PRESIDENT

                                  IRMA R. BERN
                               ASSISTANT TREASURER

                                  ANN BRUNDIGE
                          COMMUNITY DEVELOPMENT OFFICER

                                 JEAN J. BARNES
                               OPERATIONS MANAGER




THE COMPANY WILL PROVIDE, WITHOUT CHARGE, TO ANY SHAREHOLDER OF RECORD OR ANY BENEFICIAL OWNER OF COMMON STOCK, A COPY OF ITS 2001 ANNUAL REPORT ON FORM 10-KSB FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, UPON THE WRITTEN REQUEST. REQUESTS SHOULD BE DIRECTED TO CANDACE M. SPRINGMANN, CORPORATE SECRETARY, AT THE COMPANY'S EXECUTIVE OFFICES AT 1804 WEST STREET, SUITE 200, ANNAPOLIS MD 21401.