Form 10KSB, Exhibit 13
period 2003-12-31
COMMERCEFIRST BANCORP INC
filed 2004-03-11
CIK 1098813

EXHIBIT 13

                       COMMERCEFIRST BANCORP LOGO OMITTED

                   RAISING BANKING TO THE POWER OF BUSINESS(R)

                                  ANNUAL REPORT

                                      2003

                                1804 WEST STREET
                               ANNAPOLIS, MD 21401
                               WWW.COMMERCE1ST.COM

                    [COMMERCEFIRST BANCORP, INC. LETTERHEAD]

March 16, 2004

To our Fellow Stockholders:

         We are pleased to report continued progress in achieving key business objectives in our strategic development plan. We would like to note the following accomplishments for 2003:

         o CommerceFirst recorded its first profitable year, as planned, with net earnings in excess of $142,000.
         o The bank reached month-to-month
           profitability in January 2003 and sustained that profitability throughout the year.
         o Total assets increased to over $51 million by December 31, 2003.
         o Net loans outstanding grew almost 10%, to $32.7 million, despite fierce rate competition from much larger lending institutions.
         o Deposits grew by 16% to $40.8 million
         o The Bank's net interest margin increased to over 4.5%, despite constant pressure on margins caused by historically low interest rates.

         We are also pleased to report that the bank plans to expand its presence in the Prince George's County market area during 2004. George Kapusta, a well-known and highly respected bank executive, has joined our staff as Senior Vice President. George has a strong following developed over 34 years in the Prince George's County area. We believe George will make significant short and long-term contributions as we continue to expand into fertile business banking opportunities in Prince George's County market.

         As always we appreciate your support in terms of referrals and patronage. We look forward to sharing our successes in achieving more growth milestones as we focus on implementing our 2004 Strategic Plan.

Very truly yours,


/s/ Milton D. Jernigan II                            /s/ Richard J. Morgan
-------------------------                            ---------------------
Milton D. Jernigan II                                Richard J. Morgan
Chairman of the Board                                President and CEO

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following table shows selected historical consolidated financial data for CommerceFirst Bancorp, Inc. You should read it in conjunction with the historical consolidated financial information contained in the Consolidated Financial Statements for the year ended December 31, 2003 included in this Annual Report. Data for the years ended December 31, 2003, 2002 and 2001 is derived from the audited consolidated financial statements.

                                                          YEAR ENDED              Year Ended            Year Ended
                                                         DECEMBER 31,            December 31,          December 31,
                                                         ------------            ------------          ------------
(Dollars in thousands, except per share data.)               2003                    2002                  2001
                                                             ----                    ----                  ----
RESULTS OF OPERATIONS:
Total interest income                                    $    2,489              $    2,069          $    1,453
Total interest expense                                          530                     737                 582
Net interest income                                           1,958                   1,333                 871
Provision for credit losses                                     270                     430                 180
Net interest income after provision for credit losses         1,688                     903                 690
Other income                                                    327                     175                  76
Other expenses                                                1,873                   1,721               1,583
Income (loss) before income taxes                               143                    (643)               (817)
Net income (loss)                                               143                    (643)               (817)

EARNINGS PER SHARE:
Basic earnings (loss) per common share                   $     0.17              $    (0.78)         $    (0.99)
Diluted earnings (loss) per common share                 $     0.17              $    (0.78)         $    (0.99)

PERIOD-ENDING BALANCES:
Total assets                                             $   51,295              $   46,068          $   27,149
Total loans, net                                             32,688                  29,831              20,398
Total deposits                                               40,613                  34,926              18,097
Shareholders' equity                                          5,751                   5,626               6,212
Shareholders' equity per share outstanding               $     6.99              $     6.84          $     7.56
Average weighted shares outstanding at period end:
     Basic                                                  822,250                 822,250             822,250
     Diluted                                                822,250                 822,250             822,250

ASSET QUALITY RATIOS:
Allowance for credit losses to gross loans                     1.81%                   2.15%               1.30%
Nonperforming loans to gross loans(1)                          1.18%                   0.25%                n/a
Nonperforming assets to loans and other real estate(1)         1.18%                   0.25%                n/a
Net loan charge-offs to average gross loans(1)                 0.97%                   0.17%                n/a

CAPITAL RATIOS:
Tier I risk-based capital ratio                               17.34%                  17.67%              32.54%
Total risk-based capital ratio                                18.59%                  18.93%              33.79%
Leverage ratio                                                12.70%                  12.33%              24.24%

RETURN OF ASSETS AND EQUITY RATIOS:
Return on average earning assets                               0.33%                  -1.90%              -3.93%
Return on average equity                                       2.48%                 -10.78%             -12.66%
Average equity to average assets                              12.73%                  16.79%              29.74%

      (1) CommerceFirst Bank did not have any nonperforming loans, other real estate owned, or charged off loans during 2001.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

         This discussion and analysis provides an overview of the financial condition and results of operations of CommerceFirst Bancorp, Inc. (the "Company") and CommerceFirst Bank (the "Bank") for the years 2003 and 2002.

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

         It is intended that this discussion and analysis help the readers in their analysis of the accompanying audited Consolidated Financial Statements.

GENERAL

         CommerceFirst Bancorp, Inc. (the "Company") is the bank holding company for CommerceFirst Bank, a Maryland chartered commercial bank headquartered in Annapolis, Maryland (the "Bank"). The Bank was capitalized, became a wholly owned subsidiary of the Company and commenced operations on June 29, 2000. Prior to that date, substantially all of the Company's efforts had been devoted to organizing the Bank, obtaining the requisite regulatory approvals for operation of the Bank and raising capital. As a result of the Company's offering of shares of its common stock at an offering price of $10.00 per share, an aggregate of $8,222,500 was raised, including shares purchased by organizers. To date, $6,500,000 of the gross proceeds of the offering has been contributed to the capital of the Bank. The balance, after payment of expenses associated with the costs of raising capital and payment of Company operating expenses, remains at the Company level available for future contributions to the capital of the Bank, for payment of Company operating expenses and for other corporate purposes.

                              RESULTS OF OPERATIONS

         The Company reported a net profit of $142,584 for the year ended December 31, 2003, as compared to a net loss of ($643,298) for the year ended December 31, 2002, and a net loss of ($816,645) for the year ended December 31, 2001. CommerceFirst Bank, the Company's principal asset, achieved month-to-month profitability in January 2003 and maintained that status throughout the year. It was expected that the Bank, and as a result the Company, would sustain losses during the development stage period and not show an operating profit for any month for at least twenty-four months after opening for business. During the years ended December 31, 2003, 2002 and 2001, the Company had return on equity, return on assets and equity to asset ratios as follows:

                  RETURN ON AVERAGE ASSETS AND AVERAGE EQUITY
                  -------------------------------------------

    (Dollars in thousands)                                 Year ended
                                                           ----------
                                 DECEMBER 31, 2003      December 31, 2002     December 31, 2001
                                 -----------------      -----------------     -----------------
Return on Average Equity              2.48%                  -10.78%               -12,66%
Return on Average Earning Assets      0.33%                   -3.93%               -13.59%
Ratio of Average Equity
  to Average Assets                  12.73%                   16.79%                29.74%


         Total loans outstanding at December 31, 2003 reached $33.3 million, in comparison to $30.5 million in total loans outstanding at December 31, 2002. The Company ended the year 2003 with deposits and repurchase agreements - all of which management considers core funding - of $45.3 million as compared to $40.3 million at December 31, 2002. The business development/lending staff remains very active in contacting new prospects and continues its efforts to increase the Bank's profile and recognition within the community. Management believes that this will translate into continued growth of a portfolio of quality loans and ongoing deposit relationships, although there can be no assurance of this.

         The Bank plans to maintain the allowance for credit losses at an adequate level and ended the year with an allowance of 1.81% of outstanding gross loans. At December 31, 2003, the Company had three non-performing loans totaling $391,429 to three unrelated borrowers; please see the discussion under Asset Quality for additional detail.

NET INTEREST INCOME AND NET INTEREST MARGIN

         Net interest income is the difference between income on assets and the cost of funds supporting those assets. Earning assets are composed primarily of loans and investments; the expense associated with interest bearing deposits and customer repurchase agreements and other borrowings is the cost of funds. Non-interest bearing deposits and capital are other components representing funding sources. Changes in the volume and mix of assets and funding sources, along with the changes in yields earned and rates paid, determine changes in net interest income.

         Net interest income was $1,958,182 in 2003, as compared to $1,332,634 in 2002 and $870,292 in 2001. The following table shows the average balances and the rates of the various categories of the Company's assets and liabilities for the past three years. The table includes a measurement of spread and margin. Interest spread is the mathematical difference between the average interest yield on interest earning assets and average interest paid on interest bearing liabilities. Interest margin is the net interest yield on interest earning assets and is derived by dividing net interest income by average interest earning assets. Management believes that the interest margin is a better indicator of asset earning results when compared to peer groups or industry standards, particularly in a mature financial institution.

         Net interest margin was 4.52% as compared to 3.95% in 2002. Interest spread increased 81 basis points in 2003, from 3.30% to 4.11%, reflecting the redeployment of assets from relatively low yielding short-term investments to higher yielding loans - a natural progression of loan growth. The Bank expects that growth in loans in 2004 will have a positive impact on earnings. Accordingly, the Bank intends to maintain a competitive posture in its deposit interest rate offerings to fund those loans.

         The following table provides information for the designated periods with respect to average balances, income and expense and annualized yields and costs associated with various categories of interest earning assets and interest bearing liabilities. Non-accrual loans have been included in the preparation.

                 CONSOLIDATED AVERAGE BALANCES, YIELDS AND RATES
                 -----------------------------------------------

(Dollars in thousands)                        DECEMBER 31, 2003              December 31, 2002              December 31, 2001
                                              -----------------              -----------------              -----------------

                                          AVERAGE              YIELD/  Average             Yield/     Average             Yield/
                                          BALANCE  INTEREST    RATE    Balance  Interest    Rate      Balance  Interest    Rate
                                          -------  --------    -----   -------  --------   ------     -------  --------    -----
ASSETS
Total loans(1)                            $33,078    2,253     6.81%   $26,398    1,911     7.24%     $12,680    1,105     8.71%
Investment securities(2)                    6,989      201     2.87%     4,060      100     2.47%       3,765      160     4.25%
Federal funds sold                          3,242       35     1.09%     3,300       58     1.75%       4,314      188     4.36%
                                          -------   ------    -----    -------   ------     -----     -------   ------     -----
TOTAL INTEREST-EARNING
              ASSETS                      $43,309    2,489     5.75%   $33,758    2,069     6.13%     $20,759    1,453     7.00%
                                          -------   ------    -----    -------   ------     -----     -------   ------     -----

Less allowance for credit losses             (648)                        (346)                          (178)
Cash and due from banks                     1,931                        1,657                            609
Premises and equipment, net                   127                          244                            353
Other assets                                  458                          236                            157
                                          -------                      -------                        -------
              TOTAL ASSETS                $45,176                      $35,549                        $21,700
                                          =======                      =======                        =======
LIABILITIES AND STOCK-
    HOLDERS' EQUITY
Interest-bearing demand deposits          $ 1,119        4    0.34%    $   764        6     0.81%     $   416        4     0.87%
Money market deposit accounts              14,114      136    0.96%     11,270      266     2.36%       6,333      232     3.67%
Savings                                       307        2    0.52%        376        6     1.60%          81        2     2.10%
Certificates of deposit                    12,171      356    2.93%     10,906      419     3.84%       5,226      322     6.17%
Repurchase agreements                       4,644       31    0.67%      2,670       39     1.44%         891       21     2.39%
Other borrowed funds                           90        2    1.88%         42        1     1.43%          38        1     2.89%
                                          -------   ------    -----    -------   ------     -----     -------   ------     -----
TOTAL INTEREST-BEARING
     LIABILITIES                          $32,445      530    1.64%    $26,028      737     2.83%     $12,985      582     4.49%
                                          -------   ------    -----    -------   ------     -----     -------   ------     -----

Non-interest-bearing demand deposits      $ 6,770                      $ 3,420                        $ 2,186
Other liabilities                             211                          134                             76
Stockholders' equity                        5,750                        5,968                          6,453
                                          -------                      -------                        -------
              TOTAL LIABILITIES AND
              STOCKHOLDERS' EQUITY        $45,176                      $35,549                        $21,700
                                          =======                      =======                        =======

Net interest income                                 $1,958                       $1,332                         $  871
                                                    ======                       ======                         ======

Net interest spread                                           4.11%                         3.30%                          2.51%
                                                              =====                         =====                          =====

RATE/VOLUME ANALYSIS OF NET INTEREST INCOME

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

                     EFFECT OF RATE AND VOLUME CHANGES ON NET INTEREST INCOME
                     --------------------------------------------------------

                                                   Year ended December 31,
                                                   -----------------------
                                                        2003 vs 2002
                                                        ------------
                                                          Increase           Due to Change
                                                          --------           -------------
                              Interest income/expense        or               in Average:
                              -----------------------        --               -----------
                                2003             2002    (Decrease)       Rate            Volume
                              -------          -------   ----------     -------          -------
(Dollars in thousands)
Interest earning assets
      Loans                   $ 2,253          $ 1,911    $   342       $  (142)         $   484
      Investment portfolio        201              100        101            28               72
      Federal funds sold           35               58        (22)          (21)              (1)
                              -------          -------    -------       -------          -------
      Totals                  $ 2,489          $ 2,069    $   420       $  (135)         $   555
                              =======          =======    =======       =======          =======

Interest bearing
 liabilities:
      Interest bearing
         demand deposits      $     4          $     6    $    (2)      $    (5)         $     3
      Money market                                             --
         deposit accounts         136              266       (130)         (197)              67
      Savings deposits              2                6         (4)           (3)              (1)
      Certificates of
         deposit                  356              419        (63)         (112)              49
      Repurchase agreements        31               39         (8)          (36)              28
      Other borrowed funds          2                1          1            (0)               1
                              -------          -------    -------       -------          -------
      Totals                  $   530          $   737    $  (206)      $  (353)         $   147
                              =======          =======    =======       =======          =======

                                                  Year ended December 31,
                                                  -----------------------
                                                        2002 vs 2001
                                                        ------------
                                                          Increase           Due to Change
                                                          --------           -------------
                              Interest income/expense        or               in Average:
                              -----------------------        --               -----------
                                2002             2001    (Decrease)       Rate            Volume
                              -------          -------   ----------     -------          -------
(Dollars in thousands)
Interest earning assets
      Loans                   $ 1,911          $ 1,105    $   806       $  (390)         $ 1,196
      Investment portfolio        100              160        (60)          (72)              13
      Federal funds sold           58              188       (130)          (86)             (44)
                              -------          -------    -------       -------          -------
      Totals                  $ 2,069          $   460    $   616       $  (548)         $ 1,164
                              =======          =======    =======       =======          =======

Interest bearing
liabilities:
      Interest bearing
         demand deposits      $     6          $     4    $    2        $    (1)         $     3
      Money market
         deposit accounts         266              232        34           (147)             181
      Savings deposits              6                2         4             (2)               6
      Certificates of
         deposit                  419              322        97            (254)            350
      Repurchase agreements        39               21        17            (25)              43
      Other borrowed funds          1                1        (0)            (1)               0
                              -------          -------    -------       -------          -------

      Totals                  $   737          $   582    $   154       $  (430)         $   584
                              =======          =======    =======       =======          =======

PROVISION FOR CREDIT LOSSES

         The provision for credit losses represents the expense recognized to fund the allowance for credit losses. At the conclusion of 2003, the allowance for credit losses stood at $604,100, or 1.81% of outstanding gross loans. Of this amount, general reserves are $298,593 and specific reserves are $305,507.

         During 2002, management devised and refined a comprehensive review methodology to assess the adequacy of the allowance. This methodology permits several different assessments to be made. Currently, principal consideration is accorded the assessment based upon the risk rating assigned to individual credits. Specific provisions reflect the amount of loss estimated to be embedded in the loan, based upon current information about the borrower, other sources of repayment and the realizable value of collateral. Other assessments may be made by general categories of credits and by industry groups (at a number of levels) based upon Standard Industrial Classification codes. The methodology has the flexibility to permit additional evaluation criteria if so desired. Risk ratings are assigned to all credits at inception, and are reviewed at least annually. Consideration is given to many different factors: past credit record, capacity to repay, character of borrower, value of collateral, industry standards and overall economic conditions.

         In addition to the above adequacy review, management also considers some bulk measures of adequacy. Specifically, an analysis is made of the entire portfolio, less the government guaranteed portion of SBA loans and those loans secured by cash deposits within the bank. An additional measure compares the gross loan total without consideration of guarantees and/or collateral to the allowance. Each quarter, management formally recommends to the Board of the Bank the proposed amount to be allocated monthly to the allowance and accordingly charged to the appropriate expense account.

         Management considers, in addition to the above, the growth and composition of the portfolio, the loss experience of other banks in our peer group, the results of examinations and evaluations of the overall portfolio by regulatory examiners and by external auditors, and the local, state and national economic outlook. Based principally on the above factors and on current economic conditions and perceived loan quality, the allowance is believed to be adequate.

         The activity in the allowance for credit losses is shown in the following table. All charge-offs and recoveries relate to commercial loans.

                                                      ALLOWANCE FOR CREDIT LOSSES
                                                      ---------------------------
 (Dollars in thousands)
                                     DECEMBER 31, 2003      December 31, 2002     December 31, 2001
                                     -----------------      -----------------     -----------------
 Balance at beginning of year            $   655                $   270               $    90
 Provision for credit losses                 270                    430                   180
 Loans charged off                          (333)                   (47)                   --
 Recoveries                                   12                      2                    --
                                         -------                -------               -------
 Balance at end of year                  $   604                $   655               $   270
                                         =======                =======               =======

 Ratio of net chargeoffs
   to average loans                         0.97%                  0.17%                 0.00%

         During 2003, the Bank recorded charge-offs of $332,759, as follows:

o One loan, then in the amount of $747,470, was considered to be partially impaired but accruing at December 31, 2002, and the Bank provided a $250,000 specific reserve in the allowance for credit losses for this loan as of yearend 2002. Evidence of non-compliance with the repayment terms of the loan during the first quarter of 2003 resulted in reclassification of this loan as non-accrual and in repossession of collateral. During the second quarter of 2003, the amount previously reserved, $250,000, was charged off. A shortfall after liquidation of collateral of $40,182 was charged off in the fourth quarter. Other repayments obtained from the borrower have reduced the outstanding balance to $85,042 (excluding all prior charge-offs) at December 31, 2003, which was carried as a non-accrual loan. No additional provision has been made. Additional detail is contained in the Analysis of non-performing assets in Asset Quality below.

o Two unrelated commercial loans totaling $42,577 were determined to be uncollectible during the fourth quarter of 2003 and were charged off.

         Additionally, the Bank has established a reserve for unfunded commitments that is recorded by a provision charged to other expenses. At December 31, 2003, the balance of this reserve was $18,000. The reserve is an amount that management believes will be adequate over time to absorb possible losses on unfunded commitments (off-balance sheet financial instruments) that may become uncollectible in the future.

NON-INTEREST INCOME

         Non-interest income is exclusively from Bank operations and represents primarily service charge income and fees on deposit relationships. This source of income totaled $327,079 in 2003 as compared to $175,046 in 2002 and $75,702 in 2001, as the account base grew. As the Bank matures and develops additional sources of fee income, it is expected that non-interest income will continue to be a significant contributor to the overall profitability of the Company.

NON-INTEREST EXPENSE

         Non-interest expenses of $1,872,677 were incurred in 2003 as compared to $1,720,978 were incurred in 2002 and $1,582,639 in 2001. The most significant non-interest expense item was salaries and benefits at $1,123,714 in 2003; the comparable amounts in 2002 and 2001 were $1,006,496 and $904,450. Principal components included additional staffing, salary increases and, in 2003, commencement of an employee 401(k) plan contribution. A breakdown of other non-interest expenses is in the income statement and Note 8 to the Consolidated Financial Statements.

INCOME TAXES

         A valuation allowance has been established for net deferred tax assets relating to all amounts other than unrealized gains/losses on securities available for sale. Operating losses of approximately $2,042,000 are available to offset future taxable income through 2019.

                                  ASSET QUALITY

LOAN PORTFOLIO

         In its lending activities, the Company seeks to develop sound credits with customers who will grow with the Company. There has not been an effort to rapidly build the portfolio and earnings at the sacrifice of asset quality. Loan growth in 2003 was tempered by repayments triggered by re-financings to take advantage of historically low interest rates offered by much larger institutions with access to funding sources not available to the Bank. Nonetheless, total loans outstanding increased $2.8 million, to $33.3 from $30.5 million.

         At December 31, 2003, the Company had no loans delinquent beyond thirty days; there were three loans totaling $391,429 in non-accrual status. At December 31, 2002 the Company had three loans totaling $365,000 delinquent beyond thirty but less than 90 days and three loans totaling $75,000 in non-accrual status; in 2001, the Company had no loans delinquent beyond thirty days and no loans in non-accrual status. The accrual of interest is discontinued when a loan is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more. As discussed above, an allowance for credit losses has been provided, currently at 1.81% of outstanding gross loans. Management believes that as of December 31, 2003, the allowance is adequate to absorb reasonably anticipated losses.

         The following table shows an analysis of nonperforming assets at the dates indicated:

                                                        ANALYSIS OF NONPERFORMING ASSETS
                                                        --------------------------------
 (Dollars in thousands)
                                         DECEMBER 31, 2003      December 31, 2002     December 31, 2001
                                         -----------------      -----------------     -----------------
 Nonaccrual loans
       Commercial                              $  391                  $   75               $   --
 Accrual loans - Past due 90 days or more          --                      --                   --
 Restructed loans                                  --                      --                   --
 Real estate owned                                 --                      --                   --
                                                   --                      --                   --
                                               ------                  ------               ------
       Total nonperforming assets              $  391                  $   75               $   --
                                               ======                  ======               ======

         At December 31, 2003, there were three loans totaling $391,429 in non-accrual status for which the Bank has provided specific reserves of $29,693 in the allowance for credit losses.

o One loan in the amount of $192,491 at December 31, 2003 was reduced to $117,491 by a principal curtailment of $75,000 on January 27, 2004 and was restored to accrual status.

o One loan in the amount of $113,896 at December 31, 2003 carries an 85% Small Business Administration guarantee. As of January 28, 2004, the liquidation process has generated approximately $48,000 that is on deposit in the Bank and will be applied against the loan as an offset. The Bank anticipates its potential loss exposure to be approximately $10,000.

o        One loan in the amount of $85,042 at December 31, 2003 has been paid.

         In addition, at December 31, 2003, there were twelve commercial loans to six unrelated borrowers totaling $1,364,703, while not considered potential problem loans and generally well secured by collateral and/or Small Business Administration guarantees, which do exhibit characteristics that warrant closer scrutiny and attention to these credits than would otherwise be appropriate. Specific reserves of $275,814 have been allocated to these credits. For these purposes, a "potential problem loan" is defined as a loan which is not included in the past due, nonaccrual or restructured categories but for which known information about possible credit problems causes management to have serious doubts as to the ability of the borrower to comply with the present loan repayment terms

         The following table sets forth information on the composition of the loan portfolio by type:

                                                                COMPOSITION OF LOAN PORTFOLIO
                                                                -----------------------------
 (Dollars in thousands)
                                       DECEMBER 31, 2003               December 31, 2002              December 31, 2001
                                       -----------------               -----------------              -----------------

                                                  PERCENTAGE                      Percentage                     Percentage
                                                   OF TOTAL                        of total                       of total
                                   BALANCE           LOANS          Balance         loans         Balance          loans
                                  -----------    --------------    -----------   -------------   -----------    -------------
 Commercial                         $ 20,867            62.61%       $ 19,978          65.45%      $ 14,497           70.07%
 Real estate - commercial
   mortgage                           12,462            37.39%         10,544          34.55%         6,177           29.86%
 Installment loans to
   individuals                            --               --%             --             --%            14            0.07%
                                    --------           -------       --------        -------       --------          -------
 Gross loans                        $ 33,329           100.00%       $ 30,522         100.00%        20,688          100.00%
                                                       =======                        =======                        =======
 Less allowance for credit
   losses                               (604)                            (655)                         (270)
 Less unearned fees                      (37)                             (36)                          (20)
                                    --------                         --------                      --------
 Loans, net                         $ 32,688                         $ 29,831                      $ 20,398
                                    ========                         ========                      ========

         The following table shows the interest rate sensitivity of the loan portfolio at December 31, 2003. Demand loans, loans without a stated maturity and overdrafts are reported as due in one year or less. At December 31, 2003, the total amount of loans due after one year with fixed rates of interest was approximately $11,736,000. At December 31, 2003, there were no loans due after one year with floating rates of interest.

                                          INTEREST RATE
                                          -------------
                                        SENSITIVITY OF LOAN
                                        -------------------
                                            PORTFOLIO
                                            ---------
(Dollars in thousands)
                        One Year          After One Year         After Five
                        or Less         Through Five Years          Years             Total
                      -------------      ------------------      -----------      --------------
Fixed                   $  4,238           $ 11,736               $ --              $ 15,974
Floating                  17,355                 --                 --                17,355
                        --------           --------               ----              --------
                        $ 21,593           $ 11,736               $ --              $ 33,329
                        ========           ========               ====              ========

INVESTMENT SECURITIES PORTFOLIO

         At December 31, 2003, the carrying value of the Company's investment securities portfolio was $7,087,190, as compared to carrying values of $5,092,500 and $3,981,946 at December 31, 2002 and 2001, respectively. The before tax unrealized gain on securities available for sale at December 31, 2003 was $59,735 as compared to $86,084 and $171 at December 31, 2002 and 2001 respectively. The increase in carrying value is a direct result of the purchase of additional U.S. Treasury securities, principally to support the Securities Sold Under Agreement to Repurchase/Sweep Account program that is discussed in greater detail under Liquidity Management. The decrease in unrealized gain is attributable to the decrease in market value caused by the upturn in bond market interest rates.

         The Company currently classifies its entire securities portfolio as available for sale. Increases in the portfolio will occur whenever deposit growth outpaces loan demand and the forecast for growth is such that the investment of excess liquidity in investment securities (as opposed to short term investments such as Federal Funds) is warranted. In general, our investment policy is to acquire direct U.S. Treasury securities and fully guaranteed U.S. government agency issues with a remaining maturity of four years or less. As the Company develops its loan portfolio, it anticipates that it will maintain the average maturity of the securities portfolio at two years or less. As the Company and the loan portfolio mature, we will reassess the appropriate composition and maturities of the securities portfolio. In addition, the Bank will purchase Federal Reserve stock in accordance with regulation and expects to maintain small equity positions in stock in two banker's banks to facilitate loan participations; the increase of $25,000 in 2003 over 2002 in corporate equities shown below reflects such an investment.

         The following table provides information regarding the composition of the Company's investment securities portfolio at the dates indicated. See Note 3 to the Consolidated Financial Statements for additional information regarding the investment securities portfolio.

                                            COMPOSITION OF THE INVESTMENT PORTFOLIO
                                            ---------------------------------------
(Dollars in thousands)
                                DECEMBER 31, 2003            December 31, 2002            December 31, 2001
                                -----------------            -----------------            -----------------
                                            PERCENT                       Percent                     Percent
Available for Sale                          -------                       -------                     -------
(at Estimated Market Value)   BALANCE       OF TOTAL       Balance       of Total       Balance      of Total
                              -------       --------       -------       --------       -------      --------
U.S. Treasuries              $7,087           97.33%       $5,093          96.65%        $3,982        95.45%
Federal Reserve Stock           132            1.82%          139           2.65%           153         3.67%
Corporate equities               62            0.85%           37           0.70%            37         0.89%
                             ------          -------       ------         -------        ------       --------
Total                        $7,282          100.00%        5,269         100.00%         4,172       100.00%
                             ======          =======       ======         =======        ======       =======

         The following table sets forth the projected maturities of the U.S. Treasury securities component of the investment securities portfolio as of December 31, 2003 and the average yields:

                              PROJECTED MATURITIES OF THE INVESTMENT SECURITIES PORTFOLIO
                              -----------------------------------------------------------
 (Dollars in thousands)
                                                  After One Year
                                                  --------------
                     One Year or Less           Through Five Years                   Total
                     ----------------           ------------------                   -----
                   Carrying     Average       Carrying      Average          Carrying       Average
                   --------     -------       --------      -------          --------       -------
                    Value       Yield           Value        Yield             Value         Yield
                    -----       ------          -----        ------            -----         -----
 U.S. Treasuries   $5,045       2.70%          $2,042        2.87%            $7,087          2.75%
                   ======       =====          ======        =====            ======          =====

         At December 31, 2003, there were no issuers, other than the U.S. Government, whose securities owned by the Company or the Bank had a book or market value exceeding ten percent of the Company's stockholders' equity.

                              LIQUIDITY MANAGEMENT

         Liquidity is a measure of the Bank's ability to meet the demands required for the funding of loans and to meet depositors' requirements for use of their funds. The Bank's principal sources of liquidity are cash balances, due from banks, Federal funds sold and short term securities.

         At December 31, 2003, management considers the liquidity position of the Company and Bank to be satisfactory. At year-end 2003, under the Company's liquidity formula, it had $10.9 million of liquidity representing 21.4% of total Company assets. Continued strong growth in deposits will be required to fund loan growth. Accordingly, the Bank intends to maintain a competitive posture in its deposit interest rate offerings. While adequate liquidity is imperative, excess liquidity has the effect of a lower interest margin, as funds not invested in loans are placed in short-term investments that generally carry a lower yield.

         The Bank expects that the principal sources of funds will be core deposits, consisting of demand deposits, NOW accounts, money market accounts, savings accounts and certificates of deposit from the local market area. These accounts provide the Bank with a relatively stable source of funds and a source of fee income.

          The following table indicates the amount of the Bank's certificates of deposit of $100,000 or more by time remaining until maturity as of December 31, 2003.

           CERTIFICATE OF DEPOSIT ($100,000 OR >) MATURITY SCHEDULE AT
           -----------------------------------------------------------
                                DECEMBER 31, 2003
                                -----------------
(Dollars in thousands)

       Due in:   3 months or less                            $ 3,145
                 Over 3 months through 6 months                2,524
                 Over 6 months through 12 months               6,350
                 Over 12 months                                  919
                                                             -------
                                                             $12,938
                                                             =======

         In addition, the Bank offers Securities Sold under Repurchase Agreement/Sweep accounts to its commercial clientele. Although these funds are technically not deposit liabilities, they are nonetheless an ongoing source of core funding and contribute significantly to the Bank's liquidity management. At December 31, 2003, the Bank had $4.7 million in such funding; by comparison, the December 31, 2002 and 2001 totals were $5.3 million and $2.7 million respectively.

         The following table provides information regarding the Company's short-term borrowings for the periods indicated. See Note 7 to the Consolidated Financial Statements for additional information regarding the Company's borrowings.

(Dollars in thousands)                   Maximum
                                         -------
                                          Amount                                                   Ending
                                          ------                                                   ------
                                    Outstanding at     Average      Average       Ending       Average
                                    --------------     -------      -------       ------       -------
Year Ended December 31,             Any Month End      Balance       Rate         Balance        Rate
------------------------            -------------      -------       ----        ---------       ----
Customer repurchase agreements,
federal funds purchased and
Treasury Tax & Loan balances
                           2003        $9,763          $4,734        0.69%        $4,694         0.37%
                           2002         5,326           2,711        1.44%         5,326         1.11%
                           2001         2,751             929        2.41%         2,751         1.95%

OFF-BALANCE SHEET ARRANGEMENTS

         With the exception of the Bank's obligations in connection with its irrevocable letters of credit, and loan commitments, the Bank has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Bank's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources, that is material to investors. For additional information on off-balance sheet arrangements, please see "Note 10 - Commitment and Contingencies" of the Notes to the Consolidated Financial Statements.

                          INTEREST RATE RISK MANAGEMENT

         Banks and other financial institutions are dependent upon net interest income, the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities. Changes in interest rates inevitably have an impact on interest income. GAP, a measure of the difference in volume between interest bearing assets and interest bearing liabilities, is a means of monitoring the sensitivity of a financial institution to changes in interest rates. The chart below provides an indicator of the rate sensitivity of the Company. A positive GAP indicates the degree to which the volume of repriceable assets exceeds repriceable liabilities in particular time periods. The Company has a positive GAP of 8.40% out to three months and a cumulative negative GAP of (4.32%) out to twelve months - essentially an evenly balanced position.

         Management has carefully considered its strategy to maximize interest income by reviewing interest rate levels and economic indicators. These factors have been thoroughly discussed with the Board of Directors and management believes that existing strategies are appropriate to current economic and interest rate trends.

(Dollars in thousands)                        0-3           4-12          1-3          3-5          Over
                                             Months        Months        Years        Years       5 Years      Total
Interest-earning assets:
              Federal funds sold            $ 8,583      $    --        $   --      $    --        $   --     $ 8,583
              Investment securities              --        5,045            --        2,043            --       7,088
              Loans                          21,584            9         5,288        6,448            --      33,329
                                            -------      -------        ------      -------        ------     -------
   Total interest-earning assets             30,167        5,054         5,288        8,491            --      49,000
                                            -------      -------        ------      -------        ------     -------
Interest-bearing liabilities:
              Money market deposit
                accounts                     18,003           --            --           --            --      18,003
              NOW accounts                    1,272           --            --           --            --       1,272
              Savings                           520           --            --           --            --         520
              Certificates of
                deposit                       3,145        9,109           660          310            --      13,224
              Repurchase agreements           4,694           --            --           --            --       4,694
                                            -------      -------        ------      -------        ------     -------
    Total interest-bearing liabilities       27,634        9,109           660          310            --      37,713
                                            -------      -------        ------      -------        ------     -------
GAP                                           2,533       (4,055)        4,628        8,181            --
CUMULATIVE GAP                              $ 2,533      $(1,522)       $3,106      $11,287       $11,287
                                            =======      =======        ======      =======       =======
CUMULATIVE GAP TO CUMULATIVE
              INTEREST-EARNING ASSETS          8.40%       -4.32%         7.67%       23.03%        23.03%


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

         The capital positions of the Company and the Bank continue to meet regulatory requirements. The primary indicators relied on by bank regulators in measuring the capital position are the Tier I risk-based capital, total risk-based capital, and leverage ratios. For the Company and the Bank, Tier I capital consists of common stockholders' equity; total risk-based capital consists of Tier I capital and a portion of the allowance for loan losses. Risk-based capital ratios are calculated with reference to risk-weighted assets. The leverage ratio compares Tier I capital to total average assets. All of these ratios are well in excess of the mandated minimum requirement of 4.00%, 8.00%, and 3-5%, respectively. Detail of these ratios is shown in Footnote 11 to the Consolidated Financial Statements.

                      MARKET FOR COMMON STOCK AND DIVIDENDS

         The Company's Common Stock is not traded on any organized exchange or on the Nasdaq National Market or the Nasdaq Small Cap Market. As of December 31, 2003, one market maker made a market in the Common Stock in the over the counter "bulletin board" market under the symbol "CMFB". The Common Stock has traded only sporadically. No assurance can be given that an active or established trading market will develop in the foreseeable future. The following table sets forth the high and low bid prices for the Common Stock during each calendar quarter since the first quarter of 2001. These quotations reflect inter-dealer prices, without retail markup, markdown or commission, and may not represent actual transactions. These quotations do not necessarily reflect the intrinsic or market values of the Common Stock. As of December 31, 2003, there were 822,250 shares of Common Stock outstanding, held by approximately 325 shareholders of record.

                             2003                     2002                      2001
                     ---------------------    ---------------------     ----------------------
                       High        Low          High        Low           High         Low
                     ---------  ----------    ---------   ---------     ----------  ----------
First Quarter         $ 8.50      $8.25        $10.25      $10.00        $10.00      $10.00
Second Quarter        $ 8.75      $8.25        $10.50      $10.15        $10.00      $10.00
Third Quarter         $ 8.75      $8.25        $10.75      $ 8.56        $10.00      $10.00
Fourth Quarter        $ 9.25      $8.75        $ 8.75      $ 8.75        $10.00      $10.00

         The Company has not paid any dividends to date. The payment of dividends by the Company will depend largely upon the ability of the Bank, its sole operating business, to declare and pay dividends to the Company. Regulations of the Federal Reserve Board and Maryland law place limits on the amount of dividends the Bank may pay to the Company without prior approval. Prior regulatory approval is required to pay dividends which exceed the Bank's net profits for the current year plus its retained net profits for the preceding two calendar years, less required transfers to surplus. Additionally, without prior approval, the Bank may pay dividends only out of its undivided profits. Even if the Bank and the Company have earnings in an amount sufficient to pay dividends, the Board of Directors may determine to retain earnings for the purpose of funding the growth of the Company and the Bank.

                               EARNINGS PER SHARE

         Generally accepted accounting principles require that earnings per share be stated based on the average number of shares outstanding. For the year ended December 31, 2003, the financial statements show a gain of $0.17 per share, which is based on 822,250 shares, the actual number of shares outstanding throughout the year.

         For the year ended December 31, 2002, the financial statements show a loss of ($0.78) per share, which is based on 822,250 shares, the actual number of shares outstanding throughout the year.

         For the year ended December 31, 2001, the financial statements show a loss of ($0.99) per share, which is based on 822,250 shares, the actual number of shares outstanding throughout the year.

                              FINANCIAL STATEMENTS

         The audited financial statements for the Company as of December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003 are included herewith.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
CommerceFirst Bancorp, Inc. and Subsidiary
Annapolis, Maryland

We have audited the accompanying consolidated balance sheets of CommerceFirst Bancorp, Inc. and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CommerceFirst Bancorp, Inc. and subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ Trice Geary & Myers LLC
---------------------------
Salisbury, Maryland
January 27, 2004

                         COMMERCEFIRST BANCORP, INC. AND SUBSIDIARY
                                CONSOLIDATED BALANCE SHEETS

---------------------------------------------------------------------------------------------
December 31,                                                2003                  2002
---------------------------------------------------------------------------------------------

                                           ASSETS

 Cash and due from banks                                   $  2,374,141          $  1,709,719
 Federal funds sold                                           8,583,257             8,752,825
                                                           ------------          ------------
        Cash and cash equivalents                            10,957,398            10,462,544

 Investment securities available for sale, at fair
   value                                                      7,087,190             5,092,500
 Federal Reserve Bank stock, at cost                            132,450               139,450
 Atlantic Central Bankers Bank stock, at cost                    37,000                37,000
 Maryland Financial Bank stock, at cost                          25,000                    --
 Loans, less allowance for credit losses
        2003 $604,100; 2002 $655,359                         32,687,894            29,830,614
 Premises and equipment, at cost, less
        accumulated depreciation                                 90,625               176,132
 Accrued interest receivable                                    172,811               135,781
 Other assets                                                   104,706               194,290
                                                           ------------          ------------
            TOTAL ASSETS                                   $ 51,295,074          $ 46,068,311
                                                           ============          ============

                            LIABILITIES AND STOCKHOLDERS' EQUITY

 Liabilities:
 Deposits:
        Noninterest-bearing demand                          $ 9,387,230          $  5,575,800
        Interest-bearing                                     31,226,110            29,350,254
                                                           ------------          ------------
            Total deposits                                   40,613,340            34,926,054
 Securities sold under agreements to
   repurchase                                                 4,693,879             5,325,946
 Accrued interest payable on deposits                            17,709                22,245
 Other liabilities                                              219,076               168,190
                                                           ------------          ------------
            TOTAL LIABILITIES                                45,544,004            40,442,435
                                                           ------------          ------------

COMMITMENTS, CONTINGENCIES AND SUBSEQUENT EVENT

 Stockholders' equity:
 Common stock, par value $.01, authorized 4,000,000 shares;
        822,250 shares issued and outstanding                     8,223                 8,223
 Surplus                                                      8,099,012             8,099,012
 Accumulated deficit                                         (2,395,590)           (2,538,174)
 Accumulated other comprehensive income                          39,425                56,815
                                                           ------------          ------------
            TOTAL STOCKHOLDERS' EQUITY                        5,751,070             5,625,876
                                                           ------------          ------------

           TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      $ 51,295,074          $ 46,068,311
                                                           ============          ============

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                               COMMERCEFIRST BANCORP, INC. AND SUBSIDIARY
                                   CONSOLIDATED STATEMENTS OF INCOME

---------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                               2003                2002                 2001
---------------------------------------------------------------------------------------------------------

INTEREST INCOME ON:
      Loans, including fees                         $ 2,252,608         $ 1,911,062          $ 1,104,740
      U.S. Treasury securities                          192,070              90,918              149,265
      Other investments                                   8,700               9,236               10,442
      Federal funds sold                                 35,177              57,925              188,340
                                                    -----------         -----------          -----------
          Total interest income                       2,488,555           2,069,141            1,452,787
                                                    -----------         -----------          -----------
INTEREST EXPENSE ON:
      Deposits                                          497,640             697,340              560,062
      Securities sold under agreements to
        repurchase                                       31,044              38,517               21,284
      Short-term borrowings                               1,689                 650                1,149
                                                    -----------         -----------          -----------
          Total interest expense                        530,373             736,507              582,495
                                                    -----------         -----------          -----------
          NET INTEREST INCOME                         1,958,182           1,332,634              870,292
PROVISION FOR CREDIT LOSSES                             270,000             430,000              180,000
                                                    -----------         -----------          -----------
          NET INTEREST INCOME AFTER
             PROVISION FOR CREDIT LOSSES              1,688,182             902,634              690,292
                                                    -----------         -----------          -----------
OTHER INCOME:
      Service charges on deposit accounts               327,079             175,046               75,702
                                                    -----------         -----------          -----------
OTHER EXPENSES:
      Salaries and employee benefits                  1,123,714           1,006,496              904,450
      Legal and professional                             78,760              63,153               75,416
      Loan collection expenses                           23,160              17,297                   --
      Rent and occupancy                                197,488             194,139              191,315
      Marketing and business development                 28,064              31,382               40,293
      Insurance                                          29,218              23,977               21,158
      Data processing                                    50,815              51,942               41,255
      Support services                                   96,896              75,990               76,160
      Depreciation and amortizatization                 100,983             133,601              125,883
      Other expenses                                    143,579             123,001              106,709
                                                    -----------         -----------          -----------
          Total other expenses                        1,872,677           1,720,978            1,582,639
                                                    -----------         -----------          -----------

INCOME (LOSS) BEFORE INCOME TAXES                       142,584           (643,298)             (816,645)

FEDERAL AND STATE INCOME TAX EXPENSE                         --                 --                   --
                                                    -----------         -----------          -----------

NET INCOME (LOSS)                                   $   142,584         $ (643,298)          $  (816,645)
                                                    ===========         ==========           ===========

BASIC AND DILUTED EARNINGS (LOSS) PER
  SHARE OF COMMON STOCK                             $      0.17         $    (0.78)          $     (0.99)
                                                    ===========         ==========           ===========

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                                     COMMERCEFIRST BANCORP, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                                    YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                                        Accumulated
                                             Common                                        Other           Total
                                              Stock                      Accumulated    Comprehensive  Stockholders'
                                           (Par Value)     Surplus         Deficit      Income (Loss)      Equity
                                           ------------  ------------   --------------  -------------  ---------------

Balances, December 31, 2000                 $  8,223     $ 8,099,012     $ (1,078,231)    $      206     $  7,029,210

Comprehensive loss:
      Net loss                                    --              --         (816,645)            --         (816,645)
      Other comprehensive loss, net of tax:
        Unrealized holding losses on
          securities available for sale
          arising during the period               --              --               --            (93)             (93)
                                                                                                         ------------
Total comprehensive loss                                                                                     (816,738)
                                            --------     -----------     ------------     ----------     ------------

Balances, December 31, 2001                    8,223       8,099,012       (1,894,876)           113        6,212,472
                                            --------     -----------     ------------     ----------     ------------

Comprehensive loss:
      Net loss                                    --              --         (643,298)            --         (643,298)
      Other comprehensive income, net of tax:
        Unrealized holding gains on
          securities available for sale
          arising during the period               --              --               --         56,702           56,702
                                                                                                         ------------
Total comprehensive loss                                                                                     (586,596)
                                            --------     -----------     ------------     ----------     ------------
BALANCES, DECEMBER 31, 2002                    8,223       8,099,012       (2,538,174)        56,815        5,625,876
                                            --------     -----------     ------------     ----------     ------------
COMPREHENSIVE INCOME:
      NET INCOME                                  --              --          142,584             --          142,584
      OTHER COMPREHENSIVE LOSS, NET OF TAX:
       UNREALIZED HOLDING LOSSES ON
        SECURITIES AVAILABLE FOR SALE
        ARISING DURING THE PERIOD                 --              --               --        (17,390)         (17,390)
                                                                                                         ------------
TOTAL COMPREHENSIVE INCOME                                                                                    125,194
                                            --------     -----------     ------------     ----------     ------------
BALANCES, DECEMBER 31, 2003                 $  8,223     $ 8,099,012     $ (2,395,590)    $   39,425     $  5,751,070
                                            ========     ===========     ============     ==========     ============

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                                      COMMERCEFIRST BANCORP, INC. AND SUBSIDIARY
                                         CONSOLIDATED STATEMENTS OF CASH FLOWS
                                     YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

-----------------------------------------------------------------------------------------------------------------------
                                                                      2003                2002                2001
-----------------------------------------------------------------------------------------------------------------------
 CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income (loss)                                             $   142,584        $   (643,298)        $  (816,645)
     Adjustments to reconcile net income (loss) to net cash
        provided (used) by operating activities:
       Depreciation, amortization and accretion                        112,444             107,550             (23,382)
       Provision for credit losses                                     270,000             430,000             180,000
       Provision for losses on unfunded commitments                      6,000              12,000                  --
       Change in assets and liabilities:
         Increase in accrued interest receivable                       (37,030)            (48,410)            (39,173)
         Decrease (increase) in other assets                            89,584            (105,691)            (24,404)
         (Decrease) increase in accrued interest payable                (4,536)              6,499                 909
         Increase in other liabilities                                  53,845              54,159              15,225
                                                                   -----------        ------------         -----------
            Net cash provided (used) by operating
              activities                                               632,891            (187,191)           (707,470)
                                                                   -----------        ------------         -----------
 CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchases of available for sale securities                     (2,032,500)         (8,498,590)         (9,842,646)
     Maturities of available for sale securities                            --           7,500,000           7,000,000
     Purchases of MFB stock                                            (25,000)                 --                  --
     Proceeds from sale of FRB stock                                     7,000              13,600              29,050
     Increase in loans, net                                         (3,127,280)         (9,862,627)        (14,450,332)
     Purchases of premises and equipment                               (15,476)                 --             (36,603)
                                                                   -----------        ------------         -----------
           Net cash used by investing activities                    (5,193,256)        (10,847,617)        (17,300,531)
                                                                   -----------        ------------         -----------
 CASH FLOWS FROM FINANCING ACTIVITIES:
     Increase in noninterest-bearing deposits, net                   3,811,430           2,252,804           2,168,967
     Increase in time deposits, net                                  1,875,856          14,576,076           3,291,252
     (Decrease) increase in securities sold under agreements
       to repurchase, net                                             (632,067)          2,612,796           2,661,466
     (Decrease) increase in short-term borrowings, net                      --             (37,875)             37,875
                                                                   -----------        ------------         -----------
           Net cash provided by financing activities                 5,055,219          19,403,801           8,159,560
                                                                   -----------        ------------         -----------
 INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                      494,854           8,368,993          (9,848,441)
 CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                       10,462,544           2,093,551          11,941,992
                                                                   -----------        ------------         -----------
 CASH AND CASH EQUIVALENTS, END OF YEAR                            $10,957,398        $ 10,462,544         $ 2,093,551
                                                                   ===========        ============         ===========
 SUPPLEMENTAL CASH FLOWS INFORMATION:
     Interest paid                                                 $   534,909        $    730,008         $   581,586
     Total (decrease) increase in unrealized appreciation
       on available for sale securities                                (26,349)             85,913                (165)

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

         The Bank provides financial services to individuals and corporate customers located in Anne Arundel County and surrounding areas of Central Maryland, and is subject to competition from other financial institutions. The Bank is also subject to the regulations of certain Federal and State of Maryland (the "State") agencies and undergoes periodic examinations by those regulatory authorities. The accounting policies of the Bank conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry.

         Significant accounting policies not disclosed elsewhere in the consolidated financial statements are as follows:

         Principles of Consolidation:

         The consolidated financial statements include the accounts of CommerceFirst Bancorp, Inc. and its subsidiary, CommerceFirst Bank. Intercompany balances and transactions have been eliminated. The Parent Only financial statements (see Note 18) of the Company account for the subsidiary using the equity method of accounting.

         Use of Estimates:

         The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

         Securities Held to Maturity:

         Bonds, notes and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the effective interest rate method over the period to maturity. Securities transferred into held to maturity from the available for sale portfolio are recorded at fair value at time of transfer with unrealized gains or losses reflected in equity and amortized over the remaining life of the security. The Bank has no investment securities classified as held to maturity as of December 31, 2003 and 2002.

         Securities Available for Sale:

         Marketable debt securities not classified as held to maturity are classified as available for sale. Securities available for sale may be sold in response to changes in interest rates, loan demand, changes in prepayment risk, and other factors. Changes in unrealized appreciation (depreciation) on securities available for sale are reported in other comprehensive income (loss). Realized gains (losses) on securities available for sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income (loss). The gains and losses on securities sold are determined by the specific identification method. Premiums and discounts are recognized in interest income using the effective interest rate method over the period to maturity.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Other Securities:

         Federal Reserve Bank ("FRB"), Atlantic Central Bankers Bank ("ACBB") and Maryland Financial Bank ("MFB") stocks are equity interests that do not have readily determinable fair values for purposes of Statement of Financial Accounting Standard ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities, because their ownership is restricted and they lack a market.

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

         While management believes it has established the allowance for credit losses in accordance with accounting principles generally accepted in the United States of America and has taken into account the views of its regulators and the current economic environment, there can be no assurance that in the future the Bank's regulators or its economic environment will not require further increases in the allowance.

         Reserve for Unfunded Commitments:

         The reserve for unfunded commitments is established through a provision for unfunded commitments charged to other expenses. The reserve is calculated by utilizing the same methodology and factors as the allowance for credit losses. The reserve, based on evaluations of the collectibiltiy of loans and prior loan loss experience, is an amount that management believes will be adequate to absorb possible losses on unfunded commitments (off-balance sheet financial instruments) that may become uncollectible in the future.

         Bank Premises and Equipment:

         Bank premises and equipment are stated at cost less accumulated depreciation. The provision for depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the lesser of the terms of the leases or their estimated useful lives. Expenditures for improvements that extend the life of an asset are capitalized and depreciated over the asset's remaining useful life. Any gains or losses realized on the disposition of

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS premises and equipment are reflected in the consolidated statements of operations. Expenditures for repairs and maintenance are charged to other expenses as incurred. Computer software is recorded at cost and amortized over three years.

         Long-Lived Assets:

         The carrying value of long-lived assets and certain identifiable intangibles is reviewed by the Bank for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. As of December 31, 2003 and 2002, no long-lived assets existed in which management considered impaired, as prescribed in SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and later superceded by SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

         Income Taxes:

         The provision for Federal and State income taxes is based upon the results of operations, adjusted for tax-exempt income. Deferred income taxes are provided by applying enacted statutory tax rates to temporary differences between financial and taxable bases.

         Temporary differences, which give rise to deferred tax assets, relate principally to the allowance for credit losses, accumulated depreciation, and operating loss carryovers.

         Temporary differences, which give rise to deferred tax liabilities, relate principally to accumulated depreciation and unrealized gains on securities available for sale.

         Securities Sold Under Agreements to Repurchase:

         Securities sold under agreements to repurchase are comprised of customer deposit agreements with daily maturities. These obligations are not federally insured, but are collateralized by a security interest in various investment securities. These pledged securities are segregated and maintained by a third-party institution. The amortized cost of these securities at December 31, 2003 and 2002 was $4,024,930 and $5,006,416, respectively. The fair value of these securities at December 31, 2003 and 2002 was $4,057,190 and $5,092,500, respectively.
         The securities sold under agreements to repurchase were under-collateralized by approximately $670,000 and $320,000 as of December 31, 2003 and 2002, respectively.

         Credit Risk:

         The Bank and Company have deposits in other financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). The Bank and Company had deposits and Federal funds sold of approximately $9,858,000 and $9,915,000 with two and three financial institutions as of December 31, 2003 and 2002, respectively.

         Cash and Cash Equivalents:

         The Bank has included cash and due from banks, interest bearing deposits in other financial institutions and Federal funds sold as cash and cash equivalents for the purpose of reporting cash flows.

         Earnings (loss) per common share:

         Basic earnings (loss) per common share is determined by dividing net income (loss) by the weighted average number of shares of common stock outstanding. Diluted earnings (loss) per share is calculated including the average dilutive common stock equivalents outstanding during the period, using the

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS treasury stock method, unless they are anti-dilutive. Potential future dilutive common equivalent shares consist of stock warrants.

         Financial Statement Presentation:

         Certain amounts in the prior years' consolidated financial statements have been reclassified to conform to the current year's presentation.

NOTE 2. DEVELOPMENT STAGE OPERATIONS

         Through June 30, 2000, the Company devoted substantially all of its efforts towards establishing a new banking business and raising capital, and accordingly, the Company met the criteria defined by SFAS No. 7, Accounting and Reporting by Development Stage Enterprises. The Bank was fully funded and commenced lending and banking operations at the end of the second quarter of 2000 and was no longer considered in the development stage. The Company had a deficit accumulated during the development stage of $432,547 through June 30, 2000; the remaining deficit was accumulated through December 31, 2002, as the Bank was not yet profitable.

NOTE 3. INVESTMENT SECURITIES

         Investment securities are summarized as follows:

                                                                            Gross            Gross
                                                         Amortized        Unrealized       Unrealized          Fair
                                                           Cost              Gains           Losses           Value
                                                      ----------------  ---------------  ---------------  ---------------
         December 31, 2003
         -----------------

         Available for sale:
             U.S. Treasury (due within one year)          $ 5,001,527         $ 43,163        $    --        $ 5,044,690
             U.S. Treasury (due over one
                to four years)                              2,025,928           16,572        $    --          2,042,500
                                                          -----------         --------        -------        -----------

                                                          $ 7,027,455         $ 59,735        $    --        $ 7,087,190
                                                          ===========         ========        =======        ===========

         December 31, 2002
         -----------------

         Available for sale:
             U.S. Treasury (due over one
                to three years)                           $ 5,006,416         $ 86,084        $    --        $ 5,092,500
                                                          ===========         ========        =======        ===========

         For individual securities classified as either available for sale or held to maturity, the Bank must determine whether a decline in fair value below the amortized cost basis is other than temporary. If the decline in fair value is considered to be other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings (that is, accounted for as a realized loss). The Bank has no individual securities in an unrealized loss positions as of December 31, 2003.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4. LOANS

         Major categories of loans are as follows:

                                                2003                2002
                                            ------------        ------------

         Commercial mortgages               $ 12,461,615        $ 10,543,776
         Commercial demand and time           20,867,558          19,977,922
                                            ------------        ------------
                                              33,329,173          30,521,698
         Unearned income on loans                (37,179)            (35,725)
                                            ------------        ------------
                                              33,291,994          30,485,973
         Allowance for credit losses            (604,100)           (655,359)
                                            ------------        ------------

                                            $ 32,687,894        $ 29,830,614
                                            ============        ============

         The Bank makes business loans to customers located primarily in Anne Arundel County and surrounding areas of Central Maryland. Although the loan portfolio will be diversified, its performance will be influenced by the economy of the region.

         Executive officers, directors, and their affiliated interests enter into business loan transactions with the Bank in the ordinary course of business. These loans are made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with unrelated borrowers. They do not involve more than normal risk of collectibility or present other unfavorable terms. At December 31, 2003 and 2002, such loans outstanding totaled $4,193,424 and $4,458,933, respectively. During 2003 and 2002, loan additions were $635,459 and $883,450, respectively. During 2003 and 2002, loan repayments were $635,459 and $744,783, respectively.

         The allowance for credit losses is as follows:

                                             2003                 2002
                                          ---------             ---------

         Balance, beginning of year       $ 655,359             $ 270,000
         Provision for credit losses        270,000               430,000
         Recoveries                          11,500                 2,000
         Loans charged off                 (332,759)              (46,641)
                                          ---------             ---------

         Balance, end of year             $ 604,100             $ 655,359
                                          =========             =========

         Loans on which the accrual of interest has been discontinued amounted to $391,429 and $75,000 at December 31, 2003 and 2002, respectively. Interest that would have been accrued under the terms of these loans totaled $13,456 and $1,582 for the years ended December 31, 2003 and 2002, respectively. The Bank has no commitments to loan additional funds to the borrowers of impaired or non-accrual loans.

         Information regarding loans classified by the Bank as impaired is summarized as follows:

                                                                  2003
                                                               ---------

         Loans classified as impaired                          $ 391,429
         Allowance for credit losses on impaired loans            29,693
         Average balance of impaired loans during year           735,794

         According to management, the Bank has no investments in troubled debt restructurings as of December 31, 2003 and 2002.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5. PREMISES AND EQUIPMENT

         A summary of premises and equipment is as follows:

                                                  Useful lives         2003             2002
                                                  ------------      ---------        ---------

         Equipment                                  3-5 years       $ 228,496        $ 215,852
         Furniture and fixtures                      5 years           96,163           93,331
         Leasehold improvements                     4-5 years          38,351           38,351
         Software                                    3 years          148,852          148,852
                                                                    ---------        ---------
                                                                      511,862          496,386
         Accumulated depreciation and amortization                   (421,237)        (320,254)
                                                                    ---------        ---------

                                                                    $  90,625        $ 176,132
                                                                    =========        =========

         Depreciation expense was $70,074, $83,984 and $84,400 for the years ended December 31, 2003, 2002 and 2001, respectively. Amortization of software was $30,909, $49,617, and $41,483 for the years ended December 31, 2003, 2002 and 2001, respectively.

         The Company leases a facility to serve as the executive offices for the Company and as the main banking office for the Bank. The facility, which is approximately 8,100 square feet and located in Annapolis, Maryland, is leased by the Company through April 2005, with three five year renewal options, with annual increases of 3%. Total rent expense, including pro-rata portions of property taxes and maintenance expenses, relating to this agreement, was $178,008, $172,612 and $167,444 for the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE 6. DEPOSITS

         Major classifications of interest-bearing deposits are as follows:

                                                      2003            2002
                                                  ------------    ------------

         NOW                                      $  1,272,138    $  1,092,907
         Money Market                               16,210,283      15,224,218
         Savings                                       520,134         235,941
         Certificates of Deposit, $100,000
           or more                                  12,938,343      12,651,130
         Other time deposits                           285,212         146,058
                                                  ------------    ------------
                                                  $ 31,226,110    $ 29,350,254
                                                  ============    =============


         Interest expense on interest-bearing deposits, by category, is as follows:

                                                      2003            2002            2001
                                                   -----------     -----------    -----------

         NOW                                        $   3,762       $  36,197      $   3,645
         Money Market                                 136,068         266,294        232,324
         Savings                                        1,587           5,978          1,701
         Certificates of Deposit, $100,000 or more    352,085         412,541        315,329
         Other time deposits                            4,138           6,330          7,063
                                                   -----------     -----------    -----------

                                                    $ 497,640       $ 697,340      $ 560,062
                                                   ===========     ===========    ===========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         At December 31, 2003, the scheduled maturities of time deposits are approximately as follows:
                                                      2003
                                               ------------------

                       2004                       $ 12,253,000
                       2005                            505,000
                       2006                            155,000
                       2007                            155,000
                       2008                            155,000
                                               ------------------
                                                  $ 13,223,000
                                               ==================

         Deposit and repurchase agreement balances of executive officers and directors and their affiliated interests totaled approximately $8,540,000 and $8,820,000 at December 31, 2003 and 2002, respectively.

         The Bank had no brokered deposits at December 31, 2003 and 2002.

NOTE 7. SHORT-TERM BORROWINGS

         Notes payable to the U.S. Treasury are Federal treasury tax and loan deposits accepted by the Bank from its customers to be remitted on demand to the Federal Reserve Bank. The Bank pays interest on these balances at a slight discount to the Federal funds rate. The note payable was unsecured at December 31, 2003 and 2002, respectively.

         The Bank has received approval of secured and unsecured credit facilities for short-term liquidity needs from financial institutions of $3,000,000 and $2,200,000 and $0 and $3,000,000, respectively, at
         December 31, 2003 and 2002, respectively. There were no borrowings outstanding under these credit arrangements at December 31, 2003 and 2002.

NOTE 8. OTHER OPERATING EXPENSES

         Other operating expenses include the following:

                                                             2003             2002            2001
                                                          ---------         ---------       ---------

         Correspondent service charges                     $ 21,433          $ 10,575         $ 1,972
         Courier                                              2,209            10,650          10,572
         Internet charges                                     9,400             8,335           3,214
         Loan fees - SBA                                     17,196            12,661           3,828
         Office supplies                                     24,593            15,291          19,686
         Postage                                             13,337            10,314           7,380
         Repairs and maintenance                              4,577             3,783           5,345
         Provision for losses on unfunded commitments         6,000            12,000              --
         Telephone                                           10,392            10,115          10,381
         Other                                               34,442            29,277          44,331
                                                          ---------         ---------       ---------

                                                          $ 143,579         $ 123,001       $ 106,709
                                                          =========         =========       =========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9. INCOME TAXES

         Income taxes included in other liabilities are as follows:

                                                                         2003                2002
                                                                       ---------          ----------
         Deferred tax assets:
              Accumulated depreciation                                 $   3,310          $       --
              Allowance for credit losses                                233,303             253,100
              Charitable contributions                                       570                 328
              Net operating loss carryforwards                           699,919             747,192
              Reserve for unfunded commitments                             6,952               4,634
                                                                       ---------          ----------
                                                                         944,054           1,005,254
                                                                       ---------          ----------

         Deferred tax liabilities:
              Accumulated depreciation                                        --               5,075
              Net unrealized gains on securities available for sale       20,310              29,269
                                                                       ---------          ----------
                                                                          20,310              34,344
                                                                       ---------          ----------
         Net deferred tax asset                                          923,744             970,910
         Valuation allowance                                            (903,434)           (941,641)
                                                                       ---------          ----------

         Net deferred tax liability                                    $  20,310          $   29,269
                                                                       =========          ==========

         A valuation allowance has been established for net deferred tax assets relating to all amounts other than unrealized gains/losses on securities available for sale, as the Bank has yet to attain sustained core profitability. Operating losses of approximately $2,042,000 are available to offset future taxable income through 2021. Management will evaluate the level of the valuation allowance throughout the coming year, with focus on the Bank's profitability and its ability to utilize operating loss carryforwards.

NOTE 10. COMMITMENTS, CONTINGENCIES AND SUBSEQUENT EVENT

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

         Outstanding loan commitments, unused lines of credit and letters of credit are approximately as follows:

                                              2003                  2002
                                          -----------           -----------
         Loan commitments:
           Commercial                     $ 6,114,000           $ 3,588,000
                                          ===========           ===========

         Unused lines of credit:
           Commercial lines               $ 7,690,000           $ 5,850,000
                                          ===========           ===========

         Letters of credit:               $    25,000           $        --
                                          ===========           ===========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Loan commitments and lines of credit are agreements to lend to customers as long as there is no violation of any conditions of the contracts. Loan commitments generally have interest rates reflecting current market conditions, fixed expiration dates, and may require payment of a fee. Lines of credit generally have variable interest rates. Some of the loan commitments and lines of credit are expected to expire without being drawn upon; accordingly, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral or other security obtained, if deemed necessary by the Bank upon extension of credit, is based on the Bank's credit evaluation. Collateral held varies but may include deposits held in financial institutions, U.S. Treasury securities, other marketable securities, accounts receivable, inventory, property and equipment, personal residences, income-producing commercial properties, and land under development. Personal guarantees are normally obtained to provide added security for certain commitments.

         Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to guarantee the installation of real property improvements and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral and obtains personal guarantees supporting those commitments for which collateral or other securities is deemed necessary.

         The Bank's exposure to credit loss in the event of nonperformance by the customer is the contractual amount of the commitment. Loan commitments and lines of credit are made on the same terms, including collateral, as outstanding loans. As of December 31, 2003 and 2002, the Bank has accrued $18,000 and $12,000, respectively, for unfunded commitments related to these financial instruments with off balance sheet risk, which is included in other liabilities

         Employment agreements:

         The Company has employment agreements with the Chairman of the Board of Directors, President, and Executive Vice President, which expire in 2009.

         Legal:

         In 2004, the Company became a party to a lawsuit arising in the normal course of business. In the opinion of management, the ultimate disposition of this matter will not have a material effect on the Company's consolidated financial position, results of operations or liquidity.

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

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Company's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

         Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (as defined in the regulations) of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2003 and 2002 the Company and Bank meet all capital adequacy requirements to which it is subject.

         As of December 31, 2003, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios. There are no conditions or events since that notification that management believes have changed the Bank's category.

         A comparison of capital as of December 31, 2003 and 2002 with minimum requirements is approximately as follows:

                                                                                         TO BE WELL CAPITALIZED
                                                                                              UNDER PROMPT
                                                                   FOR CAPITAL             CORRECTIVE ACTION
                                            ACTUAL               ADEQUACY PURPOSES              PROVISIONS
                                      AMOUNT       RATIO       AMOUNT          RATIO     AMOUNT          RATIO
                                    -----------   -------  --------------   --------- --------------- -----------
As of December 31, 2003
   Total Capital
     (to Risk Weighted Assets)
     Company                        $ 6,126,067     18.6%     $ 2,636,000       8.0%            N/A
     Bank                             4,942,416     15.0%       2,636,000       8.0%    $ 3,296,000     10.0%

   Tier I Capital
     (to Risk Weighted Assets)
     Company                          5,711,643     17.3%       1,318,000       4.0%            N/A
     Bank                             4,527,993     13.7%       1,318,000       4.0%      1,977,000      6.0%

   Tier I Capital
     (to Average Assets)
     Company                          5,711,643     12.7%       1,800,000       4.0%            N/A
     Bank                             4,527,993     10.1%       1,799,000       4.0%      1,647,000      5.0%

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                         TO BE WELL CAPITALIZED
                                                                                               UNDER PROMPT
                                                                    FOR CAPITAL             CORRECTIVE ACTION
                                            ACTUAL                ADEQUACY PURPOSES            PROVISIONS
                                      AMOUNT       RATIO       AMOUNT          RATIO      AMOUNT        RATIO
                                    -----------   -------  --------------   --------- -------------- -----------

As of December 31, 2002
   Total Capital
     (to Risk Weighted Assets)
     Company                        $ 5,698,248     18.9%     $ 2,408,000      8.0%            N/A
     Bank                             4,712,499     15.7%       2,404,000      8.0%    $ 3,005,000    10.0%

   Tier I Capital
     (to Risk Weighted Assets)
     Company                          5,319,060     17.7%       1,204,000      4.0%            N/A
     Bank                             4,333,311     14.4%       1,202,000      4.0%      1,803,000     6.0%

   Tier I Capital
     (to Average Assets)
     Company                          5,319,060     12.3%       1,726,000      4.0%            N/A
     Bank                             4,333,311     10.1%       1,714,000      4.0%      2,143,000     5.0%

NOTE 12. WARRANT AND OPTION PLANS

        The Board of Directors of the Company has adopted a Warrant Plan that will issue non-transferable warrants to each organizer. At December 31, 2003 and 2002, 123,337 shares were obligated but not issued under the plan.

        The plan calls for warrants to vest over three years at a rate of 30%, 30%, and 40%, respectively and entitles each holder thereof to purchase one share of stock. At December 31, 2003, vested warrants totaled 123,337 of which no warrants had been exercised. The exercise price of each warrant is $10 per share and must be exercised, unless earlier called by the Company, not later than 10 years from August 18, 2000. Generally, vested warrants also expire one year following the date that the organizer ceases to be a director of the Bank. Warrants may be called by the Company in the event that a merger, sale, acquisition, share exchange or other similar extraordinary event is approved by the Board of Directors of the Company. Upon call by the Company, warrant holders have 90 days in which to exercise their warrants. If they are not exercised, the Company will pay the warrant holder the difference between the exercise price of the warrant and the fair market value of the stock of the Company at the time of the closing of the transaction. In the event that an applicable Federal or state regulatory authority determine that the Bank's capital fails to meet minimum capital requirements, such regulatory authority may direct the Company to call all outstanding warrants. Any warrants not exercised will be thereafter forfeited.

        The Board of Directors of the Company also intends to adopt a stock option plan as a performance incentive for the Bank's officers and key employees. The employment contracts, signed by the Chairman of the Board, President, and Executive Vice President, obligates the Company to issue non-transferable stock options in the amount of 2,500, 10,000, and 7,500, respectively, at an exercise price of $10 per share. At December 31, 2003, no stock options had been issued by the Company.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        The Company applies Accounting Principles Board Opinion (APB) No. 25 and related Interpretations in accounting for these plans. Under APB No. 25, recognition of compensation expense for warrants and contractually committed options is not required when they are granted at an exercise price equal to or exceeding the fair market value of the Company's common stock on the grant date. Accordingly, no compensation cost has been recognized in the accompanying Consolidated Financial Statements for these plans. SFAS No. 123, Accounting for Stock-Based Compensation, establishes accounting and reporting standards for stock-based compensation plans. SFAS No. 123 defines a fair value base method of accounting for measuring compensation expense for stock-based plans to be recognized in the statement of income or disclosed in the notes to the financial statements. If compensation cost for the Company's stock-based compensation plan had been determined based on the fair value at the grant date for awards under this plan consistent with the methods outlined in SFAS No. 123 Accounting for Stock-Based Compensation, there would be no material change in reported net income.

NOTE 13. EMPLOYEE BENEFIT PLANS

        The Bank has employee benefit programs that include health and dental insurance, life and long-term and short-term disability insurance and a 401(k) retirement plan. Under the 401(k) plan, the Bank made a 50% match of eligible employee contributions up to 6% of base salary in 2003 and made no matching contributions in 2002. The Bank's contributions to the plan, included in salaries and employee benefits, totaled $21,642, for the year ended December 31, 2003.

NOTE 14. INCOME (LOSS) PER COMMON SHARE

        Losses per common share are calculated as follows:

                                                            2003             2002               2001
                                                       ---------------  ----------------   ----------------
        Basic:
            Net income (loss)                             $ 142,584        $ (643,298)        $ (816,645)
            Weighted average common shares outstanding      822,250           822,250            822,250
            Basic net income (loss) per share             $    0.17        $    (0.78)        $    (0.99)

        Diluted losses per share calculations were not applicable for 2003, 2002, and 2001 since consideration of outstanding warrants and contractually committed options would have been anti-dilutive.

NOTE 15. RELATED PARTY TRANSACTIONS

        The Bank paid $29,606, $4,831 and $12,670 during the years ended December 31, 2003, 2002 and 2001 respectively, to a computer consulting firm of which a Director is also a principal. Expenditures included computer hardware, software, installation, training, and support services.

        The Bank paid $94,469, $82,749 and $71,827 during the years ended December 31, 2003, 2002 and 2001 respectively, for various group insurance benefits for which a Director will ultimately receive commission compensation.

        Expenses of approximately $22,946, $21,267, and $5,400 were paid for legal services with a law firm, of which the Chairman of the Board of the Company is a principal, for the years ended December 31, 2003, 2002 and 2001, respectively.

        All of the above transactions appear to have been consummated on terms equivalent to those that prevail in arms length transactions.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16.  FAIR VALUES OF FINANCIAL INSTRUMENTS

        In accordance with the disclosure requirements of SFAS No. 107, the estimated fair value and the related carrying values of the Company's financial instruments are as follows:

                                                                2003                                2002
                                                    ---------------------------------   ---------------------------------
                                                       CARRYING            FAIR            Carrying           Fair
                                                        AMOUNT            VALUE             Amount            Value
                                                    ---------------------------------   ---------------------------------

        FINANCIAL ASSETS
          Cash and due from banks                     $ 2,374,141       $ 2,374,141       $ 1,684,719       $ 1,684,719
          Interest bearing deposits in other
            financial institutions                             --                --           230,500           230,500
          Federal funds sold                            8,583,257         8,583,257         8,547,325         8,547,325
          Investment securities available for
            sale, at fair value                         7,087,190         7,087,190         5,092,500         5,092,500
          FRB stock, at cost                              132,450           132,450           139,450           139,450
          Other equity investments, at cost                62,000            62,000            37,000            37,000
          Loans, less allowance for credit losses      32,687,894        32,687,894        29,830,614        29,830,614
          Accrued interest receivable                     172,811           172,811           135,781           135,781

        FINANCIAL LIABILITIES
          Noninterest-bearing demand                    9,387,230         9,387,230         5,575,800         5,575,800
          Interest-bearing                             31,226,110        31,226,110        29,350,254        29,350,254
          Securities sold under agreements to
            repurchase                                  4,693,879         4,693,879         5,325,946         5,325,946
          Accrued interest payable on deposits             17,709            17,709            22,245            22,245


        For purposes of the disclosures of estimated fair value, the following assumptions were used.

        Loans:

        The fair value of loans is considered to approximate carrying value because of the ability to re-price at short-term intervals.

        Investment securities:

        Estimated fair values are based on quoted market prices.

        Deposits:

        The estimated fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW accounts and money market accounts, is equal to the amount payable on demand at the reporting date (that is, their carrying amounts).

        Other assets and liabilities:

        The estimated fair values for cash and due from banks, interest-bearing deposits in other financial institutions, Federal funds sold and accrued interest receivable and payable are considered to approximate cost because of their short-term nature.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        Other assets and liabilities of the Bank that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. In addition, non-financial instruments typically not recognized in the financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the trained work force, customer goodwill, and similar items.

NOTE 17. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

        In January 2003, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other. This statement establishes standards for recognizing a liability for the fair value of an obligation undertaken in issuing a guarantee.

        In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement No. 133.

        In May 2003, the FASB also issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

        In management's opinion, these statements have little applicability to the Company and Bank at this time and believe they are in compliance with all applicable provisions of these statements. Management believes that these statements may become more applicable in the future as the Bank continues to grow.

        In November 2003, the FASB also issued Emerging Issues Task Force Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. This statement establishes standards for accounting for and disclosure of declines in fair value below cost basis of available for sale and held to maturity investment securities. In management's opinion, the Company and Bank are currently in compliance with all applicable provisions of this pronouncement (see
        Note 3).

        In March 2003, the SEC issued Regulation G, Conditions for Use of Non-GAAP Financial Measures. As defined in Regulation G, a non-GAAP financial measure is a numerical measure of a company's historical or future performance, financial position, or cash flow that excludes or includes amounts or adjustments that are included or excluded in the most directly comparable measure calculated in accordance with GAAP. Companies that present non-GAAP financial measures must disclose a numerical reconciliation to the most directly comparable measurement using GAAP. Management does not believe it has used any non-GAAP financial measure in this report.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18. PARENT COMPANY FINANCIAL INFORMATION

        The Balance Sheets, Statements of Operations and Statements of Cash Flows for CommerceFirst Bancorp, Inc. (Parent Only) are presented below:

                                          BALANCE SHEETS
        ------------------------------------------------------------------------------------
        December 31,                                         2003                2002
        ------------------------------------------------------------------------------------
                                          ASSETS

        Cash                                                 $ 1,178,651        $ 1,230,500
        Investment in CommerceFirst Bank                       4,567,419          4,390,128
        Other assets                                               5,000              5,248
                                                             -----------        -----------
                 TOTAL ASSETS                                $ 5,751,070        $ 5,625,876
                                                             ===========        ===========

                                    STOCKHOLDERS' EQUITY
        Common stock                                             $ 8,223            $ 8,223
        Surplus                                                8,099,012          8,099,012
        Accumulated deficit                                   (2,395,590)        (2,538,174)
        Accumulated other comprehensive income                    39,425             56,815
                                                             -----------        -----------
                 TOTAL STOCKHOLDERS' EQUITY                  $ 5,751,070        $ 5,625,876
                                                             ===========        ===========

                                 STATEMENTS OF OPERATIONS

                         YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
 -------------------------------------------------------------------------------------
                                              2003              2002           2001
 -------------------------------------------------------------------------------------
 Income                                      $   1,079      $    3,588    $    45,933
 Expenses                                      (53,176)        (43,972)       (43,083)
                                             ----------     -----------   ------------
 (Loss) income before equity in income
    (loss) of subsidiary                       (52,097)        (40,384)         2,850
 Net income (loss) of subsidiary               194,681        (602,914)      (819,495)
                                             ----------     -----------   ------------
          NET INCOME (LOSS)                  $ 142,584      $ (643,298)   $  (816,645)
                                             ==========     ===========   ============

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                STATEMENTS OF CASH FLOWS
                                      YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
        ----------------------------------------------------------------------------------------------------------------
                                                                        2003                2002                2001
        ----------------------------------------------------------------------------------------------------------------
        CASH FLOWS FROM OPERATING ACTIVITIES:
            Net income (loss)                                        $   142,584        $  (643,298)       $   (816,645)
            Adjustments to reconcile net income (loss) to net
               cash used by operating activities:
                 Decrease (increase) in other assets                         248              1,752              (4,000)
                 Net (income) loss of subsidiary                        (194,681)           602,914             819,495
                                                                     ------------       ------------       -------------
               Net cash used by operating activities                     (51,849)           (38,632)             (1,150)
                                                                     ------------       ------------       -------------
        DECREASE IN CASH                                                 (51,849)           (38,632)             (1,150)
        CASH, BEGINNING OF YEAR                                        1,230,500          1,269,132           1,270,282
                                                                     ------------       ------------       -------------
        CASH, END OF YEAR                                            $ 1,178,651        $ 1,230,500         $ 1,269,132
                                                                     ============       ============       =============

NOTE 19. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

         The following is a summary of the Consolidated unaudited quarterly results of operations:

                           2003                                             THREE MONTHS ENDED,
        --------------------------------------------------------------------------------------------------------------------
                  (DOLLARS IN THOUSANDS,            DECEMBER 31          SEPTEMBER 30       JUNE 30         MARCH 31
                 EXCEPT PER SHARE AMOUNTS)
        --------------------------------------------------------------------------------------------------------------------
        INTEREST INCOME                                  $  627              $  628          $  633           $  601
        INTEREST EXPENSE                                    118                 116             146              150
        NET INTEREST INCOME                                 509                 512             487              451
        PROVISION FOR CREDIT LOSSES                          75                  75              75               45
        NET INCOME                                           42                  62              14               25
        NET INCOME PER SHARE (BASIC AND DILUTED)         $ 0.05              $ 0.07          $ 0.02           $ 0.03


                          2002                                              Three months ended,
        --------------------------------------------------------------------------------------------------------------------
                  (Dollars in thousands,            December 31          September 30       June 30           March 31
                 except per share amounts)
        --------------------------------------------------------------------------------------------------------------------
        Interest income                                 $   603             $   567          $   481          $   417
        Interest expense                                    210                 200              168              158
        Net interest income                                 394                 367              313              259
        Provision for credit losses                         295                  45               45               45
        Net loss                                            266                  60              142              175
        Net loss per share (basic and diluted)          $ (0.33)            $ (0.07)         $ (0.17)         $ (0.21)


                           2001                                                Three months ended,
        --------------------------------------------------------------------------------------------------------------------
                  (Dollars in thousands,            December 31          September 30       June 30            March 31
                 except per share amounts)
        --------------------------------------------------------------------------------------------------------------------
        Interest income                                 $   421             $   411          $   309          $   312
        Interest expense                                    159                 165              126              132
        Net interest income                                 262                 246              183              180
        Provision for credit losses                          45                  45               45               45
        Net loss                                            162                 164              251              240
        Net loss per share (basic and diluted)          $ (0.20)            $ (0.20)         $ (0.30)         $ (0.29)