Form 10KSB, Exhibit 13
period 2004-12-31
COMMERCEFIRST BANCORP INC
filed 2005-03-16
CIK 1098813

                                                                      EXHIBIT 13







                       COMMERCEFIRST BANCORP LOGO OMITTED


                   RAISING BANKING TO THE POWER OF BUSINESS(R)


                                  ANNUAL REPORT

                                      2004

                                1804 WEST STREET
                               ANNAPOLIS, MD 21401
                               WWW.COMMERCE1ST.COM

                    [CommerceFirst Bancorp, Inc. Letterhead]

March 21, 2005

To our Fellow Shareholders:

         We are pleased to report continued progress in achieving key business objectives in our strategic development plan. We are proud to present the following report of accomplishments for 2004:

               o Total assets increased to over $75.9 million by December 31, 2004, an increase of $24.6 million or almost 48% over December 31, 2003. o Net loans outstandin g grew over 58%, to $51.9 million, despite continued fierce rate competition from larger lending institutions.

               o    Deposits grew by almost 62% to $65.7 million.

               o The Bank's net interest margin remained over 4.5%, despite constant pressure on margins caused by historically low interest rates. CommerceFirst recorded its second consecutive profitable year, as planned, with net earnings in excess of $1 million. Net earnings were impacted by a combination of increased profits and by recording a net deferred tax benefit as required by SFAS No. 109 (Accounting for Income Taxes).

               o We opened our second office, at 4451 Parliament Place, Lanham, Maryland on September 30, 2004.

         Our long term strategy included increasing our capital base in order to support our continued development. We are very pleased to have successfully completed a common stock offering during the first quarter of 2005. The fully subscribed offering raised in excess of $9.5 million in new capital, net of expenses and will be used to fund further growth and expansion of our organization in the central Maryland business corridor. We thank our existing shareholders for their continued support and warmly welcome our new shareholders.

         As always we appreciate your support in terms of referrals and patronage. We look forward to sharing our successes in achieving more development milestones as we focus on implementing our 2005 Strategic Plan.

Very truly yours,


Milton D. Jernigan II                                Richard J. Morgan
Chairman of the Board                                President and CEO

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following table shows selected historical consolidated financial data for CommerceFirst Bancorp, Inc. You should read it in conjunction with the historical consolidated financial information contained in the Consolidated Financial Statements for the year ended December 31, 2004 included with this Annual Report. Data for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 is derived from the audited consolidated financial statements. The results shown for the year ended December 31, 2000 reflect only approximately six months of operations, as during the period from January 1, 2000 through June 28, 2000 CommerceFirst Bancorp was engaged in organizational activity only.

(Dollars in thousands, except per share data.)                                YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------------------------------------
                                                          2004         2003           2002           2001            2000
                                                        ---------    ---------     -----------     ----------     -----------
INCOME STATEMENT DATA:
Net interest income                                      $ 3,000      $ 1,958           1,333            871             360
Provision for loan losses                                    590          270             430            180              90
Noninterest income                                           584          327             175             76              10
Noninterest expense                                        2,179        1,873           1,721          1,583           1,167
Federal and state income tax (expense) benefit               862            -               -              -               -
Net income (loss)                                          1,090          143           (643)          (817)           (888)

PER SHARE DATA AND SHARES OUTSTANDING:
Net income (loss) per share, basic and diluted             $1.33        $0.17         $(0.78)        $(0.99)         $(1.82)
Book value at period end                                   $8.24        $6.99           $6.84          $7.56           $8.55
Average weighted shares outstanding
   at period end: Basic and Diluted                      822,250      822,250         822,250        822,250         487,763
Shares outstanding at period end                         822,250      822,250         822,250        822,250         822,250

BALANCE SHEET DATA:
Total assets                                             $75,953      $51,295         $46,068        $27,149         $19,790
Loans receivable (net)                                    51,776       32,688          29,831         20,398           6,128
Allowance for loan losses                                  1,154          604             655            270              90
Other interest-earning assets                             19,180       15,865          14,022          5,191          12,380
Total deposits                                            65,729       40,613          34,926         18,097          12,637
Borrowings                                                 3,086        4,694           5,326          2,751              52
Stockholders' equity                                       6,774        5,751           5,626          6,212           7,029

SELECTED PERFORMANCE RATIOS:
Return on average earning assets                           2.05%        0.33%          -1.90%         -3.93%         -13.59%
Return on average equity                                  18.02%        2.48%         -10.78%        -12.66%         -23.79%
Net interest margin(1)                                     4.58%        4.52%           3.95%          4.19%           5.49%
Net interest spread(2)                                     4.11%        4.11%           3.30%          2.51%           1.02%
Efficiency ratio(3)                                       60.79%       81.97%         114.12%        167.16%         315.41%

ASSET QUALITY RATIOS:
Nonperforming loans to gross loans(4)                      2.00%        1.18%           0.25%            n/a             n/a
Allowance for loan losses to loans                         2.18%        1.81%           2.15%          1.30%           1.47%
Allowance for loan losses to nonperforming
loans                                                      1.09X        1.54x           8.73x            n/a             n/a
Nonperforming assets to loans and other real
estate(4)                                                  2.00%        1.18%           0.25%            n/a             n/a
Net loan charge-offs to average gross loans(4)             0.10%        0.97%           0.17%            n/a             n/a

CAPITAL RATIOS:
Total risk-based capital ratio                            13.52%       18.59%          18.93%         33.79%          58.68%
Tier I risk-based capital ratio                           12.26%       17.34%          17.67%         32.54%          57.94%
Leverage ratio                                            10.58%       12.70%          12.33%         24.24%          52.97%
Average equity to average assets                          10.97%       12.73%          16.79%         29.74%          53.24%

(1) Net interest margin is net interest income divided by average earning assets.
(2) Net interest spread is the difference between the average yield on interest earning assets and the average cost of interest bearuing liabilities.
(3) Efficiency ratio is noninterest expense divided by the sum of net interest income and noninterest income.
(4) CommerceFirst Bank did not have any nonperforming loans, other real estate owned, or charged off loans during 2001 or 2000.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

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

         This discussion and analysis provides an overview of the financial condition and results of operations of CommerceFirst Bancorp, Inc. (the "Company") and CommerceFirst Bank (the "Bank") for the years 2004 and 2003. It is intended that this discussion and analysis help the readers in their analysis of the accompanying audited Consolidated Financial Statements. You should read this discussion in conjunction with the Consolidated Financial Statements and Notes thereto provided elsewhere in this report.

GENERAL

         CommerceFirst Bancorp, Inc. is the bank holding company for CommerceFirst Bank, a Maryland chartered commercial bank headquartered in Annapolis, Maryland. The Bank was capitalized, became a wholly owned subsidiary of the Company and commenced operations on June 29, 2000.

OVERVIEW

         The Company's assets at December 31, 2004 were $75.9 million, an increase of $24.6 million or 48.0%, from December 31, 2003, principally due to increases in the loan portfolio, funded primarily by increases in the core funding portfolio. Total assets stood at $46.1 million at December 31, 2002. At December 31, 2004, gross loans totaled $53.0 million, exclusively commercial term loans and lines of credit ($30.7 million) and real estate secured term loans ($22.3 million). By comparison, at December 31, 2003, gross loans totaled $33.3 million, exclusively commercial term loans and lines of credit ($20.9 million) and real estate secured term loans ($12.4 million). Gross loans were $30.5 million at December 31, 2002, primarily commercial term loans and lines of credit ($20.0 million) and real estate secured term loans ($10.5 million).

         At December 31, 2004, deposits totaled $65.7 million, principally money market deposit accounts ($13.6 million), certificates of deposit ($28.8 million) and demand deposits ($20.7 million). By comparison, deposits at December 31, 2003 totaled $40.6 million, primarily money market deposit accounts ($16.2 million), certificates of deposits ($13.2 million) and demand deposits ($9.4 million). Deposits were $34.9 million at December 31, 2002, mostly money market deposit accounts ($15.2 million), certificates of deposit ($12.8 million) and demand deposits ($5.6 million). A significant additional funding source is provided by the securities sold under agreement to repurchase program. At December 31, 2004, balances in this program totaled $3.1 million in comparison to $4.7 million at December 31, 2003 and $5.3 million at December 31, 2002. At December 31, 2004 and December 31, 2003, respectively, nonperforming assets of approximately $1.1 million and $391 thousand were in nonaccrual status. Nonperforming assets were $75 thousand at December 31, 2002.

RESULTS OF OPERATIONS

         The Company reported a net profit of $1.1 million for the year ended December 31, 2004 as compared to a net profit of $143 thousand for the year ended December 31, 2003 and a net loss of $643 thousand for the year ended December 31, 2002. The substantial increase in the earnings for the year ended December 31, 2004 is attributable to the recognition of the net deferred tax benefit and to the results of operations of the Bank. At September 30, 2004, in compliance with SFAS No. 109, Accounting for Income Taxes, the Bank eliminated the valuation allowance for the deferred tax asset, thereby recognizing $945 thousand in income tax benefits in income. See Note 2 to the Consolidated Financial Statements appearing elsewhere in this report for additional information. This increase in income was partially offset by a provision for credit losses of $350 thousand related to one borrower, as described below under ASSET QUALITY. In future periods the Company will recognize income tax expense based upon earnings in each period. Exclusive of the remaining tax benefit of $862 thousand related to the capitalization of the deferred tax asset, the Company had net income of $228 thousand for the year ended December 31, 2004.

         One a per share basis, the Company had earnings of $1.33 per basic and diluted share for the year ended December 31, 2004, as compared to earnings per basic and diluted share of $0.17 for the year ended December 31, 2003 and a loss per basic and diluted share of $0.78 in 2002. During the years ended December 31, 2004, 2003 and 2002, the Company had return on equity, return on assets and equity to asset ratios as follows:

                                                  RETURN ON AVERAGE ASSETS AND AVERAGE EQUITY
                                                  -------------------------------------------
                                                                 Years ended
                                                  -------------------------------------------
    (Dollars is thousands)                                       December 31,
                                                  -------------------------------------------
                                                      2004           2003              2002
                                                  -------------------------------------------
Return on Average Equtiy                             18.02%          2.48%            -10.78%
Return on Average Earning Assets                      2.05%          0.33%             -1.90%
Ratio of Average Equity
    to Average Assets                                10.96%         12.73%             16.79%


         Total loans outstanding at December 31, 2004 reached $53.0 million, in comparison to $33.3 million in total loans outstanding at December 31, 2003. The Company ended the year 2004 with deposits and repurchase agreements of $68.8 million as compared to $45.3 million at December 31, 2003. The business development/lending staff remains very active in contacting new prospects and continues its efforts to increase the Bank's profile and recognition within the community. Management believes that this will translate into continued growth of a portfolio of quality loans and ongoing deposit relationships, although there can be no assurance of this.

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

         Net interest income was $2.4 million in 2004 as compared to $2.0 million in 2003 and $1.3 million in 2002. Total interest income for the year ended December 31, 2004 was $3.0 million as compared to $2.5 million for the same period in 2003 and $2.1 million for the same period in 2002. Total interest expenses for the years ended December 31, 2004, 2003 and 2002 were $588 thousand, $530 thousand and $737 thousand, respectively. The increase in interest income is primarily the result of increased balances of earning assets. The increase in net interest income is jointly the result of increased balances of earning assets and decreased average rates paid for deposits and other funding, which largely offset declines in rates on loans and other earning assets.

         The following table provides information for the designated periods with respect to average balances, income and expense and annualized yields and costs associated with various categories of interest earning assets and interest bearing liabilities for the past three years. Non-accrual loans have been included in the preparation of the table. The table includes a measurement of spread and margin. Interest spread is the mathematical difference between the average interest yield on interest earning assets and average interest paid on interest bearing liabilities. Interest margin is the net interest yield on interest earning assets and is derived by dividing net interest income by average interest earning assets. Management believes that the interest margin is a better indicator of asset earning results when compared to peer groups or industry standards, particularly in a mature financial institution.

                                                                CONSOLIDATED AVERAGE BALANCES, YIELDS AND RATES
                                ---------------------------------------------------------------------------------------------

(Dollars in thousands)
                                            DECEMBER 31, 2004               December 31, 2003              December 31, 2002
                                ---------------------------------------------------------------------------------------------

                                  AVERAGE             YIELD/      Average             Yield/      Average             Yield/
                                  BALANCE  INTEREST     RATE      Balance  Interest     Rate      Balance  Interest     Rate
                                ---------- ---------  -------   ---------- ---------  -------   ---------- --------- --------
ASSETS
Total loans(1)/                  $ 40,569     2,754    6.79%     $ 33,078     2,253    6.81%     $ 26,398     1,911    7.24%
Investment securities(2)/           6,931       180    2.59%        6,989       201    2.87%        4,060       100    2.47%
Federal funds sold                  5,541        66    1.19%        3,242        35    1.09%        3,300        58    1.75%
                                ---------- ---------  -------   ---------- ---------  -------   ---------- --------- --------
TOTAL INTEREST-
     EARNING ASSETS              $ 53,041     3,000    5.66%     $ 43,309     2,489    5.75%     $ 33,758     2,069    6.13%
                                ---------- ---------  -------   ---------- ---------  -------   ---------- --------- --------

Less allowance for credit losses     (822)                           (648)                           (346)
Cash and due from banks             2,184                           1,931                           1,657
Premises and equipment, net           120                             127                             244
Other assets                          633                             458                             236
                                ----------                      ----------                      ----------
TOTAL ASSETS                     $ 55,156                        $ 45,176                        $ 35,549
                                ==========                      ==========                      ==========

LIABILITIES AND
    STOCKHOLDERS' EQUITY
Interest-bearing demand deposits  $ 1,824         4    0.24%      $ 1,119         4    0.34%     $    764         6    0.81%
Money market deposit accounts      14,084       100    0.71%       14,114       136    0.96%       11,270       266    2.36%
Savings                               223         1    0.25%          307         2    0.52%          376         6    1.60%
Certificates of deposit            17,593       464    2.64%       12,171       356    2.93%       10,906       419    3.84%
Repurchase agreements               4,160        18    0.44%        4,644        31    0.67%        2,670        39    1.44%
Other borrowed funds                   38         1    2.08%           90         2    1.88%           42         1    1.43%
                                ---------- ---------  -------   ---------- ---------  -------   ---------- --------- --------
TOTAL INTEREST-BEARING
     LIABILITIES                 $ 37,922       588    1.55%     $ 32,445       530    1.64%     $ 26,028       737    2.83%
                                ---------- ---------  -------   ---------- ---------  -------   ---------- --------- --------

Non-interest-bearing
     demand deposits             $ 10,889                         $ 6,770                         $ 3,420
Other liabilities                     297                             211                             134
Stockholders' equity                6,049                           5,750                           5,968
                                ----------                      ----------                      ----------
TOTAL LIABILITIES AND
     STOCKHOLDERS' EQUITY        $ 55,156                        $ 45,176                        $ 35,549
                                ==========                      ==========                      ==========

Net interest income                         $ 2,412                         $ 1,958                         $ 1,332
                                           =========                       =========                       =========

Net interest spread                                    4.11%                           4.11%                           3.30%
                                                      =======                         =======                        ========

Net interest margin                                    4.55%                           4.52%                           3.95%
                                                      =======                         =======                        ========

(1)/ Interest income on loans includes net fees of $70 thousand in 2004, $63 thousand in 2003 and $24 thousand in 2002.
(2)/ Yields on securities available for sale have been calculated on the basis of historical cost and do not give effect to changes in fair value of such securities, which are reflected as a component of stockholders' equity.

         Net interest margin was 4.55% in 2004 as compared to 4.52% in 2003 and 3.95% in 2002. Interest spread was 4.11% in 2004, identical to the 4.11% recorded in 2003, as compared to 3.30% in 2002. The increases in both spread and margin from 2002 to 2003 reflect the redeployment of assets from relatively low yielding short-term investment to higher yielding loans. The Bank expects that increases in interest rates and loan growth in 2005 will have a positive impact on net interest margin and net interest income, as the Bank has a positive gap position out to 60 months. Accordingly, the Bank intends to maintain a competitive posture in its deposit interest rate offerings to fund those loans.

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

                                   EFFECT OF RATE AND VOLUME CHANGES ON NET INTEREST INCOME
                           --------------------------------------------------------------------------
                                   YEAR ENDED DECEMBER 31,              Year ended December 31,
                           --------------------------------------------------------------------------
                                    2004 VS 2003                         2003 vs 2002
                                    -------------                        -------------
                           INCREASE        DUE TO CHANGE            Increase           Due to Change
                           ---------    -----------------        --------------     ------------------
                              OR            IN AVERAGE:               or               in Average:
                           ---------    -----------------        --------------     ------------------
                           (DECREASE)    RATE       VOLUME           (Decrease)       Rate       Volume
                           ---------    -----      --------        --------------    ------     --------
(Dollars in thousands)
Interest earning assets
   Loans                     $ 502       $  (8)      $ 510         $ 342             $(142)      $ 484
   Investment portfolio      $ (21)        (19)         (2)        $ 101                28          72
   Federal funds sold        $  31           6          25         $ (22)              (21)         (1)
                             -----       -----       -----         -----             -----       -----
Total interest income        $ 512       $ (21)      $ 533         $ 420             $(135)      $ 555
                             =====       =====       =====         =====             =====       =====


Interest bearing
   demand deposits           $   0       $  (2)      $   2         $  (2)            $  (5)      $   3
Money market
   deposit accounts            (36)        (36)         (0)         (130)             (197)         67
Savings deposits                (1)         (1)         (0)           (4)               (3)         (1)
Certificates of deposit        108         (51)        159           (63)             (112)         49
Repurchase agreements          (13)        (10)         (3)           (8)              (36)         28
Other borrowed funds            (1)          0          (1)            1               -             1
                             -----       -----       -----         -----             -----       -----
Total interest expense       $  57       $ (99)      $ 156         $(206)            $(353)      $ 147
                             -----       -----       -----         -----             -----       -----
Net interest income          $ 454       $  77       $ 377         $ 626             $ 218       $ 408
                             -----       -----       -----         -----             -----       -----


ALLOWANCE AND PROVISION FOR CREDIT LOSSES

         The provision for credit losses represents the expense recognized to fund the allowance for credit losses. At December 31, 2004, the allowance for credit losses stood at $1.15 million, or 2.2% of outstanding gross loans. Of this amount, "specific" reserves were $580 thousand and "general" reserves were $574 thousand. Specific reserves are used to individually allocate an allowance for loans identified as impaired, or which otherwise exhibit adverse characteristics that suggest a heightened risk of non-collection. General reserves are those made with respect to other classified and unclassified loans in our portfolio based upon the methodology discussed below in order to maintain the allowance at a level which reflects our best estimate of the losses inherent in the portfolio with respect to such loans. Whether specific or general, amounts in the allowance for credit losses are available to absorb losses with respect to any loan. At December 31, 2003, the allowance for credit losses stood at $604 thousand, or 1.81% of outstanding gross loans. Of this amount, general reserves were $299 thousand and specific reserves were $305 thousand. The provision expense of $590 thousand for the year ended December 31, 2004 reflected an increase of $320 thousand from the year ended December 31, 2003, primarily as a result of a specific provision for a single lending relationship which became nonperforming in the third quarter of 2004 as a result of unexpected reversals in the borrower's business.

         Management has devised and refined a comprehensive review methodology to assess the adequacy of the allowance. This methodology permits several different assessments to be made. Currently, principal consideration is accorded the assessment based upon the risk rating assigned to individual credits. Specific provisions reflect the amount of loss estimated to be embedded in the loan, based upon current information about the borrower, other sources of repayment and the realizable value of collateral. Other assessments may be made by general categories of credits and by industry groups (at a number of levels) based upon Standard Industrial Classification codes. The methodology has the flexibility to permit additional evaluation criteria if so desired. Risk ratings are assigned to all credits at inception, and are reviewed at least annually. Consideration is given to many different factors: past credit record, capacity to repay, character of borrower, value of collateral, industry standards and overall economic conditions. Management considers, in addition to the above, the growth and composition of the portfolio, the loss experience of other banks in our peer group, the results of examinations and evaluations of the overall portfolio by regulatory examiners and by external auditors, and the local, state and national economic outlook. Based principally on the above factors and on current economic conditions and perceived loan quality, the allowance is believed to be adequate as of December 31, 2004.

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

                                                   ALLOWANCE FOR CREDIT LOSSES
                                     ----------------------------------------------------

(Dollars in thousands)                 DECEMBER 31        December 31         December 31
                                          2004               2003                2002
                                     -------------       ------------        ------------
Balance at beginning of year             $   604            $   655             $   270
Provision for credit losses                  590                270                 430
Loans charged off (commercial)               (73)              (333)                (47)
Recoveries (commercial)                       32                 12                   2
                                         -------            -------             -------
Net charge-offs/recoveries                   (40)              (321)                (45)
                                         -------            -------             -------
Balance at end of year                   $ 1,154            $   604             $   655
                                         =======            =======             =======

Ratio of net chargeoffs
  to average loans                          0.10%              0.97%               0.17%


     During 2004, three unrelated commercial loans totaling $73 thousand were determined to be uncollectible and were charged off. During 2003, CommerceFirst Bank recorded charge-offs of $333 thousand, as follows:

         o One loan, then in the amount of $747 thousand, was considered to be partially impaired but accruing at December 31, 2002, and CommerceFirst Bank provided a $250 thousand specific reserve in the allowance for credit losses for this loan as of December 31, 2002. Evidence of non-compliance with the repayment terms of the loan during the first quarter of 2003 resulted in reclassification of this loan as nonaccrual and in repossession of collateral. During the second quarter of 2003, the amount previously reserved, $250 thousand, was charged off. A shortfall after liquidation of collateral of $40 thousand was charged off in the fourth quarter. Other repayments obtained from the borrower have reduced the outstanding balance to $85 thousand (excluding all prior charge-offs) at December 31, 2003, which was carried as a nonaccrual loan. This amount was paid in February 2004, together with an additional $9 thousand, reflected as a recovery in the first quarter of 2004. To date, of the initial $747 thousand balance, we have charged-off $270 thousand, net of recoveries, with respect of this loan.

         o Two unrelated commercial loans totaling $43 thousand were determined to be uncollectible during the fourth quarter of 2003 and were charged-off.

         Charge-offs and recovery activity during 2002 related to three commercial loans to a single borrower.

         Additionally, the Bank has established a reserve for unfunded commitments that is recorded by a provision charged to other expenses. At December 31, 2004, the balance of this reserve was $24 thousand, as compared to $18 thousand and $12 thousand at December 31, 2003 and 2002, respectively. The reserve is an amount that management believes will be adequate over time to absorb possible losses on unfunded commitments (off-balance sheet financial instruments) that may become uncollectible in the future.

                                  ASSET QUALITY

         In its lending activities, the Bank seeks to develop sound credits with customers who will grow with the Bank. There has not been an effort to rapidly build the portfolio and earnings at the expense of asset quality. At the same time, the extension of credit inevitably carries some risk of non-payment.

         The following table shows an analysis of nonperforming assets at the dates indicated:

                                                       ANALYSIS OF NONPERFORMING ASSETS
                                             ----------------------------------------------

         (Dollars in thousands)              DECEMBER 31       December 31      December 31
                                                2004             2003             2002
                                             ------------      ----------       ----------
Nonaccrual loans
    Commercial                                   $1,057           $  391           $   75
Accrual loans - Past due 90 days or more            -                -                -
Restructed loans                                    -                -                -
Real estate owned                                   -                -                -
                                                 ------           ------           ------
    Total nonperforming assets                   $1,057           $  391           $   75
                                                 ======           ======           ======

         At December 31, 2004, the Bank had three loans totaling $1.1 million in non-accrual status, up from $391 thousand at December 31, 2003. Two of these loans, totaling $908 thousand, to the same borrower, were recognized as impaired on September 1, 2004 and placed on non-accrual status at that time; in addition, there is an overdraft of $52 thousand on this borrower's checking account occasioned by a draw against a Letter of Credit issued on behalf of the borrower. Both loans are secured by real estate and by assignment of all business assets, including accounts receivable. One of the loans, for $258 thousand, also carries a 75% Small Business Administration guarantee. Liquidation of the real estate collateral is expected to generate approximately $500 thousand, but the Bank is unable at this time to place a realistic valuation on the business assets. The SBA guaranteed loan has a priority over the other extensions of credit by the Bank in the real estate collateral, and is expected to be repaid from the proceeds of the liquidation of the real estate collateral, without drawing upon the guarantee. In September 2004, the Bank recorded a charge of $350 thousand against earnings and established a specific reserve of $369 thousand for these loans.

         The remaining loan, in the amount of $148 thousand, is guaranteed by the Small Business Administration; the loan is in default and a claim has been submitted to the Small Business Administration. The non-guaranteed portion of this loan was charged off in December 2004.

         At December 31, 2004, there were no accrual loans past due thirty days or more, no restructured loans and no real estate owned. Generally, the accrual of interest is discontinued when a loan is specifically determined to be impaired or when principal or interest is delinquent for ninety days or more.

         In addition, at December 31, 2004, there were two related commercial loans totaling $283 thousand considered to be potential problem loans. One of these loans in the amount of $123 thousand carries a 75% Small Business Administration guarantee. Specific reserves of $138 thousand have been allocated for these loans.

         Finally, at December 31, 2004, there were three commercial loans to two unrelated borrowers totaling $510 thousand which are not considered potential problem loans and are generally well secured by collateral, but exhibit characteristics that warrant closer scrutiny and attention to these credits than would otherwise be appropriate. Specific reserves of $72 thousand have been allocated to these credits. For these purposes, a "potential problem loan" is defined as a loan which is not included in the past due, non-accrual or restructured categories, but for which known information about possible credit problems causes management to have serious doubts as to the ability of the borrower to comply with the present loan repayment terms.

         At December 31, 2003, the Bank had no loans delinquent beyond 30 days, and three loans totaling $391 thousand in nonaccrual status for which the Bank had provided specific reserves of $30 thousand in the allowance for credit losses. At December 31, 2002, the Bank had three loans totaling $365 thousand delinquent beyond 30 but less than 90 days and three loans totaling $75 thousand in nonaccrual status. In 2001, the Bank had no loans delinquent beyond 30 days and no loans in nonaccrual status. Generally, the accrual of interest is discontinued when a loan is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more. As discussed above, an allowance for credit losses has been provided. With respect to the non-accrual loans at December 31, 2003:

         o One loan in the amount of $192 thousand at December 31, 2003 was reduced to $117 thousand by a principal curtailment of $75 thousand on January 27, 2004 and was restored to accrual status.

         o One loan in the amount of $114 thousand at December 31, 2003 carried an 85% Small Business Administration guarantee. The liquidation process generated approximately $48 thousand that was applied against the loan as an offset; the Bank received approximately $55 thousand from the SBA under its guarantee and has charged off the remainder, about $10 thousand.

         o One loan in the amount of $85 thousand at December 31, 2003 has been paid.

         In addition, at December 31, 2003, there were 12 commercial loans to six unrelated borrowers totaling $1.4 million, which are not considered potential problem loans and are generally well secured by collateral and/or SBA guarantees but which exhibit characteristics that warrant closer scrutiny and attention than would otherwise be appropriate. Specific reserves of $276 thousand have been allocated to these credits. For these purposes, a "potential problem loan" is defined as a loan which is not included in the past due, nonaccrual or restructured categories, but for which known information about possible credit problems causes management to have serious doubts as to the ability of the borrower to comply with the present loan repayment terms.

         The following table shows the allocation of the allowance for credit losses at the dates indicated. The allocation of portions of the allowance to specific categories of loans is not intended to be indicative of future losses, and does not restrict the use of the allowance to absorb losses in any category of loans.

                                                       LOAN LOSS RESERVE PROPORTIONAL ALLOCATION
                                    ---------------------------------------------------------------------------
    (Dollars in thousands)                           December 31,
                                    -------------------------------------------------   -------------------------
                                          2004                      2003                 2002
                                    ------------------------     --------------------   -------------------------
                                      BALANCE     PERCENTAGE     Balance    Percentage    Balance     Percentage
                                                OF TOTAL LOANS            of total loans            of total loans

Commercial                            $  580          57.93%     $  305          62.61%    $  386      65.45%
Real estate - commercial mortgage          -          42.07%          -          37.39%         -      34.55%
Unallocated                              574              -         299              -        269          -
                                      ------         ------      ------         ------     ------      ------
Balance, end of period                $1,154         100.00%     $  604         100.00%    $  655      100.00%
                                      ======         ======      ======         ======     ======      ======

LOAN PORTFOLIO

         The loan portfolio is the largest component of earning assets and accounts for the greatest portion of total interest income. At December 31, 2004, total loans were $53.0 million, a 59.2% increase from the $33.3 million in loans outstanding at December 31, 2003. At December 31, 2002, total loans were $30.5 million. In general, loans consist of internally generated loans and participation loans purchased from other local community banks. Lending activity is confined to our market area. We do not engage in foreign lending activities.

         The following table sets forth information on the composition of the loan portfolio by type:

                                                                   COMPOSITION OF LOAN PORTFOLIO
                                        --------------------------------------------------------------------------------
(Dollars in thousands)                      DECEMBER 31, 2004            December 31, 2003          December 31, 2002
                                        --------------------------------------------------------------------------------
                                                       PERCENTAGE                   Percentage                Percentage
                                         BALANCE      TOTAL LOANS      Balance      total loans   Balance    total loans
                                        --------      -----------      -------      -----------   -------    -----------
Commercial                             $ 30,704            57.93%      $ 20,867          62.61%   $ 19,978        65.45%
Real estate - commercial mortgage        22,301            42.07%        12,462          37.39%     10,544        34.55%
Installment loans to individuals            -                -             -               -          -              -
                                       --------           ------       --------         ------    --------     ---------
Gross loans                            $ 53,005           100.00%      $ 33,329         100.00%   $ 30,522       100.00%
Less allowance for credit losses         (1,154)                           (604)                      (655)
Less unearned fees                          (75)                            (37)                       (36)
                                       --------                        --------                   --------
Loans, net                             $ 51,776                        $ 32,688                   $ 29,831
                                       ========                        ========                   ========


         The following table shows the interest rate sensitivity of the loan portfolio at December 31, 2004. Demand loans, loans without a stated maturity and overdrafts are reported as due in one year or less. Floating rate loans are reported to reflect the period until repricing. At December 31, 2004, the total amount of loans due after one year with fixed rates of interest was approximately $18 million.

                                          INTEREST RATE SENSITIVITY OF LOAN PORTFOLIO
                         ------------------------------------------------------------------------
(Dollars in thousands)
                            One Year            After One Year        After Five
                            or Less           through Five Years       Years            Total
                         ---------------     --------------------  --------------     -----------
Fixed (commercial)            $ 5,188           $ 4,688              $   -             $ 9,876
Fixed (real estate)             2,404            12,112                1,108            15,624

Floating (commercial)         $20,828               -                    -              20,828
Floating (real estate)          6,677               -                    -               6,677
                              -------           -------              -------           -------
                              $35,097           $16,800              $ 1,108           $53,005
                              =======           =======              =======           =======

INVESTMENT SECURITIES PORTFOLIO

         At December 31, 2004, the carrying value of our investment securities portfolio was approximately $5.0 million as compared to carrying value of $7.1 million at December 31, 2003 and $5.1 million at December 31, 2002. The approximately $2.1 million decline in the size of the portfolio since December 31, 2003 is attributable to allowing $2 million to mature with the proceeds used to fund loan growth.

         The Company currently classifies its entire securities portfolio as available for sale. Increases in the portfolio will occur whenever deposit growth outpaces loan demand and the forecast for growth is such that the investment of excess liquidity in investment securities (as opposed to short term investments such as Federal Funds) is warranted. In general, our investment policy is to acquire direct U.S. Treasury securities and fully guaranteed U.S. government agency issues with a remaining maturity of four years or less. As the Company develops its loan portfolio, it anticipates that it will maintain the average maturity of the securities portfolio at two years or less. In addition, the Bank will purchase Federal Reserve stock in accordance with regulation and expects to maintain small equity positions in stock in two banker's banks to facilitate loan participations.

         The following table provides information regarding the composition of CommerceFirst Bancorp's investment securities portfolio at the dates indicated. See Note 3 to the Consolidated Financial Statements for additional information regarding the investment securities portfolio.

                                                 COMPOSITION OF THE INVESTMENT PORTFOLIO
                                  ------------------------------------------------------------------
(Dollars in thousands)
                                      DECEMBER 31, 2004    December 31, 2003    December 31, 2002
                                  ----------------------  -------------------  ---------------------

Available for Sale                            PERCENT               Percent                Percent
 (at Estimated Market Value         BALANCE   OF TOTAL    Balance   of Total     Balance   of Total
                                   --------- ----------  --------- ----------   --------- ----------
U.S. Treasuries                    $4,978      95.07%       $7,087    97.33%     $5,093      96.65%
Federal Reserve Stock                 196       3.74%          132     1.82%        139       2.65%
Corporate equities                     62       1.18%           62     0.85%         37       0.70%
                                   ------      ------       ------   ------      ------     ------
Total                              $5,236     100.00%       $7,282   100.00%     $5,269     100.00%
                                   ======                   ======               ======



         The following table sets forth the projected maturities of the U.S. Treasury securities component of the investment securities portfolio as of December 31, 2004 and the average yields:

                                     PROJECTED MATURITIES OF THE INVESTMENT SECURITIES PORTFOLIO
                               ------------------------------------------------------------------------
(Dollars in thousands)
                                      One Year             After One Year
                                      or Less              Through Five Years              Total
                               --------------------     ----------------------   -----------------------

                               Carrying     Average     Carrying      Average     Carrying     Average
                                 Value       Yield        Value        Yield        Value       Yield
                               ----------   -------     -----------  --------     ----------   ---------

U.S. Treasuries                  $ -         0.00%        $4,978       2.46%        $4,978       2.46%
                                 ===         ====         ======       ====         ======       ====


         At December 31, 2004, there were no issuers, other than the U.S. Government, whose securities owned by the Company or the Bank had a book or market value exceeding ten percent of the Company's stockholders' equity.

NON-INTEREST INCOME

         Non-interest income principally is generated from two sources: deposit account services charges and gains from the sale of the guaranteed portion of Small Business Administration loans.

         For the year ended December 31, 2004, deposit account services charges amounted to $311 thousand as compared to $327 thousand for the same period in 2003 and $175 thousand for 2002.

         For the year ended December 31, 2004, the gains from the sales of SBA loans amounted to $273 thousand. Prior to 2004, there was no revenue from this source during any period. The Bank currently intends to sell the guaranteed portion of most additional SBA loans, resulting in a continuing stream of income that will vary from quarter to quarter, depending in part upon the amounts actually sold.

         As the Bank continues to develop these and additional sources of income, it is expected that non-interest income will continue to be a significant contributor to the overall profitability of the Company, although there can be no assurance of this.

NON-INTEREST EXPENSE

         Non-interest expenses of $2.2 million were incurred in 2004 as compared to $1.9 million in 2003 and $1.7 million in 2002. The most significant non-interest expense item was salaries and benefits at $1.3 million in 2004; the comparable amounts in 2003 and 2002 were $1.1 million and $1.0 million. The increases in non-interest expenses are principally attributable to additional staffing, particularly the addition in February 2004 of a senior officer to lead the expansion in the Prince George's County market, as well as salary increases. These amounts are in line with projections and are deemed necessary to attract and retain qualified personnel essential to the growth and continued profitability of the Bank and the Company. A breakdown of other non-interest expenses is in the income statement and Note 9 to the Consolidated Financial Statements.

INCOME TAXES

         The Company uses the liability method of accounting for income taxes as required by SFAS No.109, Accounting for Income Taxes. Under the liability method, deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the enacted rates that will be in effect when these differences reverse. At September 30, 2004, in compliance with SFAS No. 109, Accounting for Income Taxes, the Bank eliminated the valuation allowance for the deferred tax asset, thereby recognizing $945 thousand in income tax benefits in income during the quarter. In future periods the Company will recognize income tax expense based upon earnings in each period.

DEPOSITS AND LIQUIDITY MANAGEMENT

         Liquidity is a measure of the Bank's ability to meet the demands required for the funding of loans and to meet depositors' requirements for use of their funds. The Bank's principal sources of liquidity are cash balances, due from banks, Federal funds sold and available-for-sale securities.

         At December 31, 2004, management considers the liquidity position of the Company and Bank to be satisfactory. At December 31 2004, under the Company's liquidity formula, it had $17.4 million of liquidity representing 22.9% of total Company assets. Continued strong growth in deposits will be required to fund loan growth. Accordingly, the Bank intends to maintain a competitive posture in its deposit interest rate offerings. While adequate liquidity is imperative, excess liquidity has the effect of a lower interest margin, as funds not invested in loans are placed in short-term investments that generally carry a lower yield.

         The Bank's principal sources of funds are core deposits, consisting of demand deposits, NOW accounts, money market accounts, savings accounts and certificates of deposit from the local market area. These accounts provide the Bank with a relatively stable source of funds and a source of fee income. Consistent with our focus on business banking, we do not seek significant numbers of smaller retail consumer deposit relationships, choosing instead to target larger deposit relationships by offering interest rates on certificates of deposit of $100,000 or more which are near the top of the local market, and by providing significant cash management capabilities to our commercial customers. As a result, a substantial portion of our deposits, 67.4% as of September 30, 2004, relate to account relationships aggregating over $100,000.

         At December 31, 2004, deposits totaled $65.7 million, principally money market deposit accounts ($13.6 million), certificates of deposit ($28.8 million) and demand deposits ($20.7 million). By comparison, deposits at December 31, 2003 totaled $40.6 million, primarily money market deposit accounts ($16.2 million), certificates of deposits ($13.2 million) and demand deposits ($9.4 million). Deposits were $34.9 million at December 31, 2002, mainly money market deposit accounts ($15.2 million), certificates of deposit ($12.8 million) and demand deposits ($5.6 million), and $18.1 million at December 31, 2001, mostly money market deposit accounts ($7.0 million), certificates of deposit ($7.3 million) and demand deposits ($3.3 million). During the September-December 2004 period, the Bank accepted approximately $6.3 million in brokered Certificates of Deposit in anticipation of significant loan funding requirements. These certificates mature in roughly equal amounts in one, two and three years; the interest rates paid to attract these deposits were equal to or below the rates paid to attract local deposits.

         The following table reflects average deposits and average rates paid, by category, for the periods indicated:

                                                         AVERAGE DEPOSITS AND AVERAGE RATES PAID
                                         --------------------------------------------------------------------

(Dollars in thousands)                                         Year Ended December 31,
                                         --------------------------------------------------------------------
                                                 2004                    2003                 2002
                                         ---------------------   ---------------------   --------------------

Noninterest bearing demand                 $10,889     0.00%     $ 6,770     0.00%        $ 3,420      0.00%
Interest bearing demand                      1,824     0.24%       1,119     0.34%            764      0.81%
Money market                                14,084     0.71%      14,114     0.96%         11,270      2.36%
Savings                                        223     0.25%         307     0.52%            376      1.60%
Certificates of deposit of $100,000
 or more                                    15,534     2.58%      11,918     2.95%         10,698      3.86%
Other time deposits                          2,059     3.07%         253     1.64%            208      3.04%
                                           -------     ----      -------     ----         -------      ----
Balance, end of period                     $44,613     1.04%     $34,481     1.44%        $26,736      2.61%
                                           =======     ====      =======     ====         =======      ====

         The following table indicates the amount of the Bank's certificates of deposit of $100,000 or more by time remaining to maturity as of December 31, 2004.

                       CERTIFICATE OF DEPOSIT ($100,000 OR >) MATURITY SCHEDULE AT DECEMBER 31, 2004
                     ----------------------------------------------------------------------------------
                     (Dollars in thousands)

                          Due in 3 MONTHS OR LESS                                       $ 6,051

                                 OVER 3 MONTHS THROUGH 6 MONTHS                           3,264

                                 OVER 6 MONTHS THROUGH 12 MONTHS                          5,662

                                 OVER 12 MONTHS                                           7,819
                                                                                        -------
                                                                                        $22,796
                                                                                        =======

         In addition, the Bank offers Securities Sold under Repurchase Agreement/Sweep accounts to its commercial clientele. Although these funds are technically not deposit liabilities, they are nonetheless an ongoing source of core funding and contribute significantly to the Bank's liquidity management. At December 31, 2004, the Bank had $3.1 million in such funding; by comparison, the December 31, 2003 and 2002 totals were $4.7 million and $5.3 million respectively.

         The following table provides information regarding the Company's short-term borrowings for the periods indicated. See Note 7 to the Consolidated Financial Statements for additional information regarding the Company's borrowings.

                                                             SHORT-TERM BORROWINGS(1)/
                                      --------------------------------------------------------------------

(Dollars in thousands)                   Maximum
                                          Amount                                                  Ending
                                      Outstanding at     Average     Average         Ending      Average
                                        Any Month End    Balance       Rate         Balance        Rate
                                      ---------------  -------------   ---------    ------------   ---------

YEAR ENDING DECEMBER 31, 2004             $ 7,284        $ 4,198       0.60%         $ 3,086       0.41%
Year Ended December 31, 2003                9,763          4,734       0.69%           4,694       0.37%
Year Ended December 31, 2002                5,326          2,711       1.44%           5,326       1.11%
Year Ended December 31, 2001                2,751            929       2.41%           2,751       1.95%

(1)/ Short-term borrowings consist of customer repurchase agreements, federal funds purchased, and Treasury Tax and Loan balances.

       The Bank may draw upon $2.2 million Federal funds borrowing facilities from other financial institutions. At December 31, 2004, no amounts were outstanding under these facilities. The Company believes its levels of liquidity and capital are adequate to conduct the business of the Company and Bank.

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

                          INTEREST RATE RISK MANAGEMENT

         Banks and other financial institutions are dependent upon net interest income, the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities. Changes in interest rates inevitably have an impact on interest income. GAP, a measure of the difference in volume between interest bearing assets and interest bearing liabilities, is a means of monitoring the sensitivity of a financial institution to changes in interest rates. The chart below provides an indicator of the rate sensitivity of the Company. A positive GAP indicates the degree to which the volume of repriceable assets exceeds repriceable liabilities in particular time periods. The Company has a positive GAP of 46.2% out to three months and a cumulative positive GAP of 25.7% out to 12 months, an asset sensitive position, which would generally indicate increased net interest income in a rising rate environment. However, this measurement of interest rate risk sensitivity represents a static position as of a single day and is not necessarily indicative of the interest rate risk position at any other point in time, does not take into account the sensitivity of yields and costs of specific assets and liabilities to changes in market rates, and does not take into account the specific timing of when changes to a specific asset or liability will occur.

         Management has carefully considered its strategy to maximize interest income by reviewing interest rate levels and economic indicators. The positive GAP positions noted above do exceed the policy limits established as part of the Asset/Liability Policy; however, the relevant factors justifying the exceptions have been thoroughly discussed with the Board of Directors and management believes that existing strategies are appropriate to current economic and interest rate trends.

                                                                    GAP ANALYSIS
                                     --------------------------------------------------------------------------
(Dollars in thousands)
                                        0-3          4-12         1-3          3-5         Over
                                       Months       Months       Years        Years      5 Years       Total
                                     -----------  -----------  ----------   ----------  -----------  ----------
Interest-earning assets:
     Federal funds sold               $ 14,202      $      -     $      -     $      -     $      -     $ 14,202
     Investment securities                   -             -        5,020            -            -        5,020
     Loans                              33,183         1,914        4,415       12,354        1,107       52,973
                                      --------      --------     --------     --------     --------     --------
   Total interest-earning assets        47,385         1,914        9,435       12,354        1,107       72,195
                                      --------      --------     --------     --------     --------     ========

Interest-bearing liabilities:
     Money market deposit accounts      13,575             -            -            -            -       13,575
     NOW accounts                        2,212             -            -            -            -        2,212
     Savings                               480             -            -            -            -          480
     Certificates of deposit             6,051         8,926        7,818            -            -       22,795
     Other time deposits                    76         2,222        3,677            -            -        5,975
     Repurchase agreements               3,086             -            -            -            -        3,086
                                      --------      --------     --------     --------     --------     --------
    Total interest-bearing
     liabilities                        25,480        11,148       11,495            -            -     $ 48,123
                                      --------      --------     --------     --------     --------     ========

GAP                                     21,905        (9,234)      (2,060)      12,354        1,107

CUMULATIVE GAP                        $ 21,905      $ 12,671     $ 10,611     $ 22,965     $ 24,072
                                      ========      ========     ========     ========     ========

CUMULATIVE GAP TO CUMULATIVE
     INTEREST-EARNING ASSETS             46.23%        25.70%       18.07%       32.31%       33.34%


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

         The capital positions of the Company and the Bank continue to meet regulatory requirements. The primary indicators relied on by bank regulators in measuring the capital position are the Tier I risk-based capital, total risk-based capital, and leverage ratios. For the Company and the Bank, Tier I capital consists of common stockholders' equity; total risk-based capital consists of Tier I capital and a portion of the allowance for loan losses. Risk-based capital ratios are calculated with reference to risk-weighted assets. The leverage ratio compares Tier I capital to total average assets. All of these ratios are well in excess of the mandated minimum requirement of 4.00%, 8.00%, and 3-5%, respectively. Detail of these ratios is shown in Note 11 to the Consolidated Financial Statements.

         During the first quarter of 2005 the Company sold an aggregate of 981,333 additional shares of common stock. Of the shares sold, 175,000 were sold on a rights offering basis to shareholders of record as of December 9, 2004 at a price of $10.50 per share, and 806,333 shares were sold in a public offering also at a price of $10.50 per share. The offerings raised an aggregate of approximately $9.6 million, net of expenses of the offering, financial advisory fees and underwriter's commission. The proceeds of the offerings will be available for contribution to the Bank for use in its lending and investment activities and other operations, and for general corporate purposes.

                      MARKET FOR COMMON STOCK AND DIVIDENDS

         Since March 1, 2005, the Company's Common Stock has been listed for trading on the Nasdaq Small Cap Market under the symbol "CFMB." Prior to that date, the Company's Common Stock was not traded on any organized exchange or on the NASDAQ National Market or the NASDAQ Small Cap Market. As of December 31, 2004, one market maker made a market in the Common Stock in the over the counter "bulletin board" market under the symbol "CMFB". The Common Stock has traded only sporadically. No assurance can be given that an active or established trading market will develop in the foreseeable future. The following table sets forth the high and low bid prices for the Common Stock during each calendar quarter since the first quarter of 2002. These quotations reflect inter-dealer prices, without retail markup, markdown or commission, and may not represent actual transactions. These quotations do not necessarily reflect the intrinsic or market values of the Common Stock. As of December 31, 2004, there were 822,250 shares of Common Stock outstanding, held by approximately 325 shareholders of record. As of March 1, 2005, there were 1,803,583 shares of Common Stock outstanding, held by approximately 329 shareholders of record.

                                               STOCK PRICE TABLE
                      ----------------------------------------------------------------------------

                              2004                       2003                       2002
                              ----                       ----                       ----
                        HIGH         LOW           High         Low           High         Low
                        ----         ---           ----         ---           ----         ---
First Quarter          $ 9.25       $9.00         $8.50        $8.25         $10.25       $10.00
Second Quarter         $ 9.50       $9.25         $8.75        $8.25         $10.50       $10.15
Third Quarter          $ 9.50       $9.13         $8.75        $8.25         $10.75       $ 8.56
Fourth Quarter         $13.00       $9.65         $9.25        $8.75         $ 8.75       $ 8.75

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

                              FINANCIAL STATEMENTS

         The audited financial statements for the Company as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004 are included herewith.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Directors
CommerceFirst Bancorp, Inc. and Subsidiary
Annapolis, Maryland

We have audited the accompanying consolidated balance sheets of CommerceFirst Bancorp, Inc. and subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CommerceFirst Bancorp, Inc. and subsidiary as of December 31, 2004 and 2003, and the consolidated results of their operations and their consolidated cash flows for each of the years in the three-year period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ Trice Geary & Myers, LLC

Salisbury, Maryland
January 21, 2005

                   COMMERCEFIRST BANCORP, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

------------------------------------------------------------------------------------------------------------------
December 31,                                                               2004                      2003
------------------------------------------------------------------------------------------------------------------

                                     ASSETS

Cash and due from banks                                                 $  3,196,520               $  2,374,141
Federal funds sold                                                        14,202,382                  8,583,257
                                                                        ------------               ------------
       Cash and cash equivalents                                          17,398,902                 10,957,398
Investment securities available for sale, at fair value                    4,978,100                  7,087,190
Federal Reserve Bank stock, at cost                                          195,900                    132,450
Atlantic Central Bankers Bank stock, at cost                                  37,000                     37,000
Maryland Financial Bank stock, at cost                                        25,000                     25,000
Loans, less allowance for credit losses
      2004 $1,153,874;  2003 $604,100                                     51,017,418                 32,687,894
SBA loans held for sale, at fair value                                       759,056                          -
Premises and equipment, at cost, less
       accumulated depreciation                                              184,832                     90,625
Accrued interest receivable on loans and investment securities               233,946                    172,811
Deferred tax asset                                                           876,084                          -
Other assets                                                                 246,292                    104,706
                                                                        ------------               ------------

          TOTAL ASSETS                                                  $ 75,952,530               $ 51,295,074
                                                                        ============               ============

                     LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
Deposits:
       Noninterest-bearing demand                                       $ 20,691,315               $  9,387,230
       Interest-bearing                                                   45,037,635                 31,226,110
                                                                        ------------               ------------
          Total deposits                                                  65,728,950                 40,613,340
Securities sold under agreements to repurchase                             3,086,450                  4,693,879
Accrued interest payable on deposits                                          36,412                     17,709
Other liabilities                                                            326,617                    219,076
                                                                        ------------               ------------
          TOTAL LIABILITIES                                               69,178,429                 45,544,004
                                                                        ------------               ------------

COMMITMENTS, CONTINGENCIES AND SUBSEQUENT EVENT

Stockholders' equity:
Common stock, par value $.01, authorized 4,000,000 shares;
      822,250 shares issued and outstanding                                    8,223                      8,223
Surplus                                                                    8,099,012                  8,099,012
Accumulated deficit                                                       (1,305,795)                (2,395,590)
Accumulated other comprehensive (loss) income                                (27,339)                    39,425
                                                                                                   ------------
          TOTAL STOCKHOLDERS' EQUITY                                       6,774,101                  5,751,070
                                                                        ------------               ------------

         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                     $ 75,952,530               $ 51,295,074
                                                                        ============               ============

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                   COMMERCEFIRST BANCORP, INC. AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME

------------------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                                       2004                 2003                 2002
------------------------------------------------------------------------------------------------------------------

INTEREST INCOME ON:
       Loans, including fees                                $ 2,754,729           $ 2,252,608           $ 1,911,062
       U.S. Treasury securities                                 169,304               192,070                90,918
       Other investments                                         10,242                 8,700                 9,236
       Federal funds sold                                        66,103                35,177                57,925
                                                            -----------           -----------           -----------
            Total interest income                             3,000,378             2,488,555             2,069,141
                                                            -----------           -----------           -----------

INTEREST EXPENSE ON:
       Deposits                                                 568,954               497,640               697,340
       Securities sold under agreements to repurchase            18,141                31,044                38,517
       Short-term borrowings                                        790                 1,689                   650
                                                            -----------           -----------           -----------
            Total interest expense                              587,885               530,373               736,507
                                                            -----------           -----------           -----------

            NET INTEREST INCOME                               2,412,493             1,958,182             1,332,634

PROVISION FOR CREDIT LOSSES                                     590,000               270,000               430,000
                                                            -----------           -----------           -----------

            NET INTEREST INCOME AFTER
               PROVISION FOR CREDIT LOSSES                    1,822,493             1,688,182               902,634
                                                            -----------           -----------           -----------

OTHER INCOME:
       Service charges on deposit accounts                      310,896               327,079               175,046
       Gains on sale of SBA loans                               273,497                     -                     -
                                                            -----------           -----------           -----------
            Total other income                                  584,393               327,079               175,046
                                                            -----------           -----------           -----------

OTHER EXPENSES:
       Salaries and employee benefits                         1,321,179             1,123,714             1,006,496
       Legal and professional                                    64,754                78,760                63,153
       Loan collection expenses                                  28,713                23,160                17,297
       Rent and occupancy                                       223,892               197,488               194,139
       Marketing and business development                        44,112                28,064                31,382
       Insurance                                                 33,820                29,218                23,977
       Data processing                                           56,468                50,815                51,942
       Support services                                         131,906                96,896                75,990
       Depreciation and amortization                             79,793               100,983               133,601
       Other expenses                                           194,454               143,579               123,001
                                                            -----------           -----------           -----------
            Total other expenses                              2,179,091             1,872,677             1,720,978
                                                            -----------           -----------           -----------

INCOME (LOSS) BEFORE INCOME TAXES                               227,795               142,584              (643,298)

FEDERAL AND STATE INCOME TAX BENEFIT                            862,000                     -                     -
                                                            -----------           -----------           -----------

NET INCOME (LOSS)                                           $ 1,089,795           $   142,584           $  (643,298)
                                                            ===========           ===========           ===========

BASIC AND DILUTED EARNINGS (LOSS) PER
       SHARE OF COMMON STOCK                                $      1.33           $      0.17           $     (0.78)
                                                            ===========           ===========           ===========

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                   COMMERCEFIRST BANCORP, INC. AND SUBSIDIARY
  CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE
                                 INCOME (LOSS)
                  YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

                                                                                            Accumulated
                                             Common                                            Other             Total
                                              Stock                        Accumulated      Comprehensive     Stockholders'
                                           (Par Value)      Surplus          Deficit        Income (Loss)        Equity
                                           -----------    ------------   --------------    --------------    ---------------

Balances, December 31, 2001                  $  8,223     $ 8,099,012    $ (1,894,876)           $   113        $ 6,212,472

Comprehensive loss:
      Net loss                                      -               -        (643,298)                 -           (643,298)
      Other comprehensive income,
       net of tax:
        Unrealized holding gains on
        securities available for
        sale arising during the period              -               -                -            56,702             56,702

                                                                                                                -----------
Total comprehensive loss                                                                                           (586,596)
                                              -------     -----------     ------------         ---------        -----------

Balances, December 31, 2002                     8,223       8,099,012       (2,538,174)           56,815          5,625,876
                                              -------     -----------     ------------         ---------        -----------

Comprehensive income:
      Net income                                    -               -          142,584                 -            142,584
      Other comprehensive loss,
       net of tax:
        Unrealized holding losses on
        securities available for
        sale arising during the period              -               -                -           (17,390)           (17,390)

                                                                                                                -----------
Total comprehensive income                                                                                          125,194
                                              -------     -----------     ------------         ---------        -----------

BALANCES, DECEMBER 31, 2003                     8,223       8,099,012       (2,395,590)           39,425          5,751,070
                                              -------     -----------     ------------         ---------        -----------

COMPREHENSIVE INCOME:
      NET INCOME                                    -               -        1,089,795                 -          1,089,795
      OTHER COMPREHENSIVE LOSS,
       NET OF TAX:
        UNREALIZED HOLDING LOSSES ON
        SECURITIES AVAILABLE FOR SALE
        ARISING DURING THE PERIOD                   -               -                -           (66,764)           (66,764)

                                                                                                                -----------
TOTAL COMPREHENSIVE INCOME                                                                                        1,023,031
                                              -------     -----------     ------------         ---------        -----------

BALANCES, DECEMBER 31, 2004                   $ 8,223     $ 8,099,012     $ (1,305,795)        $ (27,339)       $ 6,774,101
                                              =======     ===========     ============         =========        ===========

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                   COMMERCEFIRST BANCORP, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

------------------------------------------------------------------------------------------------------------------------------
                                                                          2004                 2003                2002
------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
      Net income (loss)                                                 $  1,089,795         $    142,584         $   (643,298)
      Adjustments to reconcile net income (loss) to net cash
         provided (used) by operating activities:
         Depreciation, amortization and accretion                             88,976              112,444              107,550
         Deferred income tax benefit                                        (862,000)                   -                    -
         Provision for credit losses                                         590,000              270,000              430,000
         Provision for losses on unfunded commitments                          6,000                6,000               12,000
         Change in assets and liabilities:
            Increase in accrued interest receivable                          (61,135)             (37,030)             (48,410)
            Increase in SBA loans held for sale, net                        (759,056)                   -                    -
                                                                        ------------         ------------         ------------
            Increase (decrease) in other assets                             (121,276)              89,584             (105,691)
            Increase (decrease) in accrued interest payable                   18,703               (4,536)               6,499
            Increase in other liabilities                                    101,541               53,845               54,159
                                                                        ------------         ------------         ------------

                Net cash provided (used) by operating activities              91,548              632,891             (187,191)
                                                                        ------------         ------------         ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
      Purchases of available for sale securities                          (3,001,250)          (2,032,500)          (8,498,590)
      Maturities of available for sale securities                          5,000,000                    -            7,500,000
      Purchases of MFB stock                                                       -              (25,000)                   -
      Purchases of FRB stock                                                 (63,450)                   -                    -
      Proceeds from sale of FRB stock                                              -                7,000               13,600
      Increase in loans, net                                             (18,919,524)          (3,127,280)          (9,862,627)
      Purchases of premises and equipment                                   (174,001)             (15,476)                   -
                                                                        ------------         ------------         ------------

               Net cash used by investing activities                     (17,158,225)          (5,193,256)         (10,847,617)
                                                                        ------------         ------------         ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
      Increase in noninterest-bearing deposits, net                       11,304,085            3,811,430            2,252,804
      Increase in time deposits, net                                      13,811,525            1,875,856           14,576,076
      (Decrease) increase in securities sold under agreements
          to repurchase, net                                              (1,607,429)            (632,067)           2,612,796
      Decrease in short-term borrowings, net                                       -                    -              (37,875)
                                                                        ------------         ------------         ------------

               Net cash provided by financing activities                  23,508,181            5,055,219           19,403,801
                                                                        ------------         ------------         ------------

INCREASE IN CASH AND CASH EQUIVALENTS                                      6,441,504              494,854            8,368,993

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                              10,957,398           10,462,544            2,093,551
                                                                        ------------         ------------         ------------

CASH AND CASH EQUIVALENTS, END OF YEAR                                  $ 17,398,902         $ 10,957,398         $ 10,462,544
                                                                        ============         ============         ============

SUPPLEMENTAL CASH FLOWS INFORMATION:
      Interest paid                                                     $    569,182         $    534,909         $    730,008
      Total (decrease) increase in unrealized appreciation
          on available for sale securities                                  (101,158)             (26,349)              85,913

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

         Significant accounting policies not disclosed elsewhere in the consolidated financial statements are as follows:

         Principles of Consolidation:

         The consolidated financial statements include the accounts of CommerceFirst Bancorp, Inc. and its subsidiary, CommerceFirst Bank. Intercompany balances and transactions have been eliminated. The Parent Only financial statements (see Note 19) of the Company account for the subsidiary using the equity method of accounting.

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

         Securities Held to Maturity:

         Bonds, notes and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the effective interest rate method over the period to maturity. Securities transferred into held to maturity from the available for sale portfolio are recorded at fair value at time of transfer with unrealized gains or losses reflected in equity and amortized over the remaining life of the security. The Bank has no investment securities classified as held to maturity as of December 31, 2004 and 2003.

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

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Other Securities:

         Federal Reserve Bank ("FRB"), Atlantic Central Bankers Bank ("ACBB") and Maryland Financial Bank ("MFB") stocks are equity interests that do not necessarily have readily determinable fair values for purposes of Statement of Financial Accounting Standard ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities, because their ownership is restricted and they lack a market.

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

         Loans for which the Bank has the positive intent to sell are reported at lower of cost or market, as determined on a specific identification basis.

         Unearned Discounts and Servicing Rights of SBA Loans Sold:

         The Bank sells participations representing the SBA-guaranteed portions of its SBA loans in the secondary market. In connection with such sales, the Bank receives a cash premium related to the guaranteed portion being sold. A portion of the cash premium received from the sale of the guaranteed portion of the SBA loan is deferred as an unearned discount based on the relative fair value of the guaranteed and unguaranteed portions to the total loan and the remainder is recognized as a gain at the time of the sale. The resulting unearned discount is recognized in interest income using an adjustable interest method.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         SBA loan servicing rights are initially valued by allocating the total cost between the loan and the servicing right based on their relative fair values. Since sales of SBA loans tend to occur in private transactions and the precise terms and conditions of the sales are typically not readily available, there is a limited market to refer to in determining the fair value of these servicing rights. As such, the Bank relies primarily on a discounted cash flow model to estimate the fair value of its servicing rights. This model calculates estimated fair value of these servicing rights by utilizing certain key characteristics such as interest rates, type of product (fixed vs. variable), age (new, seasoned, moderate), and other factors. The Bank uses assumptions in the model that it believes are comparable to those used by brokers and other service providers. The Bank also compares its estimates of fair value and assumptions to recent market activity and against its own experience. The resulting servicing rights are recognized in other non-interest expense using on adjustable interest method.

         Reserve for Unfunded Commitments:

         The reserve for unfunded commitments is established through a provision for unfunded commitments charged to other expenses. The reserve is calculated by utilizing the same methodology and factors as the allowance for credit losses. The reserve, based on evaluations of the collectibility of loans and prior loan loss experience, is an amount that management believes will be adequate to absorb possible losses on unfunded commitments (off-balance sheet financial instruments) that may become uncollectible in the future.

         Bank Premises and Equipment:

         Bank premises and equipment are stated at cost less accumulated depreciation. The provision for depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the lesser of the terms of the leases or their estimated useful lives. Expenditures for improvements that extend the life of an asset are capitalized and depreciated over the asset's remaining useful life. Any gains or losses realized on the disposition of premises and equipment are reflected in the consolidated statements of operations. Expenditures for repairs and maintenance are charged to other expenses as incurred. Computer software is recorded at cost and amortized over three years.

         Long-Lived Assets:

         The carrying value of long-lived assets and certain identifiable intangibles is reviewed by the Bank for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, as prescribed in SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. As of December 31, 2004 and 2003, certain loans existed in which management considered impaired (see Note 4).

         Income Taxes:

         The provision for Federal and State income taxes is based upon the results of operations, adjusted for tax-exempt income. Deferred income taxes are provided by applying enacted statutory tax rates to temporary differences between financial and taxable bases.

         Temporary differences, which give rise to deferred tax assets, relate principally to the allowance for credit losses, operating loss carryovers and unrealized losses on securities available for sale.

         Temporary differences, which give rise to deferred tax liabilities, relate principally to accumulated depreciation and unrealized gains on securities available for sale.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Securities Sold Under Agreements to Repurchase:

         Securities sold under agreements to repurchase are comprised of customer deposit agreements with daily maturities. These obligations are not federally insured, but are collateralized by a security interest in various investment securities. These pledged securities are segregated and maintained by a third-party institution. The amortized cost of these securities at December 31, 2004 and 2003 was $5,019,523 and $4,024,930, respectively. The fair value of these securities at December 31, 2004 and 2003 was $4,978,100 and $4,057,190, respectively.
         The securities sold under agreements to repurchase were fully collateralized as of December 31, 2004 and under-collateralized by approximately $670,000 as of December 31, 2003.

         Credit Risk:

         The Bank and Company have deposits in other financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). The Bank and Company had deposits and Federal funds sold of approximately $17,079,000 and $9,858,000 with three financial institutions as of December 31, 2004 and 2003, respectively.

         Cash and Cash Equivalents:

         The Bank has included cash and due from banks and Federal funds sold as cash and cash equivalents for the purpose of reporting cash flows.

         Earnings (loss) per common share:

         Basic earnings (loss) per common share is determined by dividing net income (loss) by the weighted average number of shares of common stock outstanding. Diluted earnings (loss) per share is calculated including the average dilutive common stock equivalents outstanding during the period, using the treasury stock method, unless they are anti-dilutive. Potential future dilutive common equivalent shares consist of stock options and warrants.

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

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3. INVESTMENT SECURITIES


Investment securities are summarized as follows:

                                                                   Gross            Gross
                                                Amortized        Unrealized       Unrealized          Fair
                                                  Cost              Gains           Losses           Value
                                             ----------------  ---------------  ---------------  ---------------
DECEMBER 31, 2004

AVAILABLE FOR SALE:
U.S. TREASURY (DUE OVER ONE
       TO FOUR YEARS)                           $ 5,019,523      $         -      $   (41,423)     $ 4,978,100
                                                ===========      ===========      ===========      ===========

December 31, 2003

Available for sale:
    U.S. Treasury (due within one year)         $ 5,001,527      $    43,163      $         -      $ 5,044,690
    U.S. Treasury (due over one
       to four years)                             2,025,928           16,572                -        2,042,500
                                                -----------      -----------      -----------      -----------

                                                $ 7,027,455      $    59,735      $         -      $ 7,087,190
                                                ===========      ===========      ===========      ===========



The gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004 are as follows:


                                                   Less than 12 months
                                             ---------------------------------
                                                  Fair           Unrealized
                                                  Value             Loss
                                             ----------------  ---------------

U.S. Treasury                                  $ 4,978,100        $ 41,423
                                               ===========        ========


For individual securities classified as either available for sale or held to maturity, the Bank must determine whether a decline in fair value below the amortized cost basis is other than temporary. If the decline in fair value is considered to be other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings (that is, accounted for as a realized loss). Management has determined that all unrealized loss positions as of December 31, 2004 are temporary unrealized losses that will not be realized upon maturities of the securities.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4. LOANS

        Major categories of loans are as follows:

                                                                             2004                 2003
                                                                       ------------------   -----------------

Commercial mortgages                                                     $ 22,301,254         $ 12,461,615
Commercial demand and time                                                 29,945,099           20,867,558
                                                                         ------------         ------------
                                                                           52,246,353           33,329,173
Unearned income on loans                                                      (75,061)             (37,179)
                                                                         ------------         ------------
                                                                           52,171,292           33,291,994
Allowance for credit losses                                                (1,153,874)            (604,100)
                                                                         ------------         ------------

                                                                         $ 51,017,418         $ 32,687,894
                                                                         ============         ============


        The Bank makes business loans to customers located primarily in Anne Arundel County and surrounding areas of Central Maryland. Although the loan portfolio will be diversified, its performance will be influenced by the economy of the region.

        Executive officers, directors, and their affiliated interests enter into business loan transactions with the Bank in the ordinary course of business. These loans are made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with unrelated borrowers. They do not involve more than normal risk of collectibility or present other unfavorable terms. At December 31, 2004 and 2003, such loans outstanding totaled $6,316,028 and $4,193,424, respectively. During 2004 and 2003, loan additions were $3,737,381 and $369,950, respectively. During 2004 and 2003, loan repayments were $1,614,777 and $635,459, respectively.

        The allowance for credit losses is as follows:

                                                          2004               2003                 2002
                                                     ----------------  ------------------   -----------------

Balance, beginning of year                            $   604,100        $   655,359          $   270,000
Provision for credit losses                               590,000            270,000              430,000
Recoveries                                                 32,458             11,500                2,000
Loans charged off                                         (72,684)          (332,759)             (46,641)
                                                      -----------        -----------          -----------

Balance, end of year                                  $ 1,153,874        $   604,100          $   655,359
                                                      ===========        ===========          ===========

        Loans on which the accrual of interest has been discontinued amounted to $1,057,150 and $391,429 at December 31, 2004 and 2003, respectively.
        Interest that would have been accrued under the terms of these loans totaled $48,543 and $13,456 for the years ended December 31, 2004 and 2003, respectively. The Bank has no commitments to loan additional funds to the borrowers of impaired or non-accrual loans.

        Information regarding loans classified by the Bank as impaired is summarized as follows:

                                                                             2004                 2003
                                                                       ------------------   -----------------

Loans classified as impaired, with a valuation allowance                   $1,057,150          $  391,429
Allowance for credit losses on impaired loans                                 369,451              29,693
Average balance of impaired loans during year                                 724,290             735,794

        According to management, the Bank has no investments in troubled debt restructurings as of December 31, 2004 and 2003.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 5.  PREMISES AND EQUIPMENT

         A summary of premises and equipment is as follows:

                                                       Useful lives          2004                 2003
                                                     ----------------  ------------------   -----------------

Equipment                                               3-5 years              $ 271,868           $ 228,496
Furniture and fixtures                                   5 years                 119,436              96,163
Leasehold improvements                                  4-5 years                120,845              38,351
Software                                                 3 years                 169,991             148,852
                                                                               ---------           ---------
                                                                                 682,140             511,862
Accumulated depreciation and amortization                                       (497,308)           (421,237)
                                                                               ---------           ---------
                                                                               $ 184,832           $  90,625
                                                                               =========           =========

Depreciation expense was $66,779, $70,074 and $83,984 for the years ended December 31, 2004, 2003 and 2002, respectively. Amortization of software was $13,014, $30,909, and $49,617 for the years ended December 31, 2004, 2003 and
2002, respectively.

The Company leases a facility to serve as the executive offices for the Company and as the main banking office for the Bank. The facility, which is approximately 8,100 square feet and located in Annapolis, Maryland, is leased by the Company through April 2005, with three five year renewal options, with annual increases of 3%. In 2004, the Company entered into a lease agreement for a facility to serve as a branch banking office. The facility, which is approximately 2,100 square feet and located in Lanham, Maryland, is leased by the Company through August 2014, with a five year early termination option, with annual increases of 3%. Total rent expense, including pro-rata portions of property taxes and maintenance expenses, relating to these agreements, was $199,113, $178,008, and $172,612 for the years ended December 31, 2004, 2003 and
2002, respectively.

NOTE 6.  SBA LOAN SERVICING RIGHTS

Information regarding changes in SBA loan servicing rights, included in other assets, is summarized as follows:
                                                                 2004
                                                           -----------------

Balance, beginning of year                                      $      -
Addition of SBA loan servicing rights                             44,149
Amortization                                                      (2,876)
                                                                --------

Balance, end of year                                            $ 41,273
                                                                ========

The total balance of loans being serviced by the Bank was $2,414,571 at December 31, 2004.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 7.  DEPOSITS

         Major classifications of interest-bearing deposits are as follows:

                                                                             2004                2003
                                                                        ----------------    ----------------

NOW                                                                       $ 2,211,906          $ 1,272,138
Money Market                                                               13,575,039           16,210,283
Savings                                                                       479,752              520,134
Certificates of Deposit, $100,000 or more                                  22,795,721           12,938,343
Other time deposits                                                         5,975,217              285,212
                                                                          -----------          -----------
                                                                          $45,037,635          $31,226,110
                                                                          ===========          ===========


         Interest expense on interest-bearing deposits, by category, is as follows:

                                                         2004                2003                2002
                                                    ----------------    ----------------    ----------------

NOW                                                   $  4,294               $  3,762           $  6,197
Money Market                                            99,648                136,068            266,294
Savings                                                    556                  1,587              5,978
Certificates of Deposit, $100,000 or more              401,172                352,085            412,541
Other time deposits                                     63,284                  4,138              6,330
                                                      --------               --------           --------

                                                      $568,954               $497,640           $697,340
                                                      ========               ========           ========

         At December 31, 2004, the scheduled maturities of time deposits are approximately as follows:

                                                                      2004
                                                                  ------------

                       2005                                       $ 17,275,646
                       2006                                          6,740,469
                       2007                                          4,754,823
                                                                  ------------
                                                                  $ 28,770,938
                                                                  ============

         Deposit and repurchase agreement balances of executive officers and directors and their affiliated interests totaled approximately $9,380,000 and $8,540,000 at December 31, 2004 and 2003, respectively.

         Included in Certificates of Deposit, $100,000 or more and other time deposits are $6,335,357 of brokered certificates as of December 31, 2004 with a weighted average interest rate of 3.43%. The Bank had no brokered deposits at December 31, 2003.

NOTE 8.  SHORT-TERM BORROWINGS

         The Bank has received approval of secured and unsecured credit facilities for short-term liquidity needs from financial institutions of $1,250,000 and $2,200,000, and $3,000,000 and $2,200,000,
         respectively, at December 31, 2004 and 2003, respectively. There were no borrowings outstanding under these credit arrangements at December 31, 2004 and 2003.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9.  OTHER OPERATING EXPENSES

         Other operating expenses include the following:

                                                         2004                2003                2002
                                                    ----------------    ----------------    ----------------

Correspondent service charges                           $ 28,414            $ 21,433           $ 10,575
Courier                                                    4,515               2,209             10,650
Internet charges                                           9,580               9,400              8,335
Loan fees - SBA                                           14,347              17,196             12,661
Office supplies                                           38,286              24,593             15,291
Postage                                                   16,409              13,337             10,314
Repairs and maintenance                                    8,622               4,577              3,783
Provision for losses on unfunded commitments               6,000               6,000             12,000
Telephone                                                 11,053              10,392             10,115
Other                                                     57,228              34,442             29,277
                                                        --------            --------           --------

                                                        $194,454            $143,579           $123,001
                                                        ========            ========           ========

NOTE 10. INCOME TAXES

         Income tax (benefit) expense components are as follows:

                                                                                                2004
                                                                                           ----------------
Deferred income (benefits) taxes:
     Federal                                                                                   $  67,181
     State                                                                                        14,873
     Decrease in valuation allowance                                                            (944,054)
                                                                                               ---------

        Total deferred                                                                          (862,000)
                                                                                               ---------

           Income tax benefit                                                                  $(862,000)
                                                                                               =========

         A reconciliation of income tax benefit computed at the statutory rate of 34% to the actual income tax benefit is as follows:

                                                                                                2004
                                                                                           ----------------

Income before income tax benefits                                                              $ 227,795
                                                                                               =========

Tax computed at Federal income tax rate                                                        $  77,450
Increase (decrease) resulting from:
     State income taxes, net of Federal income tax benefit                                        25,073
     Decrease in valuation allowance                                                            (944,054)
     Other                                                                                       (20,469)
                                                                                               ---------

         Income tax benefit                                                                    $(862,000)
                                                                                               =========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of the net deferred tax assets are as follows:

                                                                            2004                2003
                                                                       ----------------    ----------------
Deferred tax assets:
     Accumulated depreciation                                             $       -           $   3,310
     Allowance for credit losses                                            445,626             233,303
     Charitable contributions                                                   975                 570
     Net operating loss carryforwards                                       428,697             699,919
     Net unrealized losses on securities available for sale                  14,084                   -
     Reserve for unfunded commitments                                         9,269               6,952
                                                                          ---------           ---------
                                                                            898,651             944,054
                                                                          ---------           ---------

Deferred tax liabilities:
     Accumulated depreciation                                                22,567                   -
     Net unrealized gains on securities available for sale                        -              20,310
                                                                          ---------           ---------
                                                                             22,567              20,310
                                                                          ---------           ---------
Net deferred tax asset                                                      876,084             923,744
Valuation allowance                                                               -            (944,054)
                                                                          ---------           ---------

Net deferred tax assets (liability)                                       $ 876,084           $ (20,310)
                                                                          =========           =========

         During the third quarter 2004, management removed the valuation allowance established in 2003 for net deferred tax assets relating to all amounts other than unrealized gains/losses on securities available for sale, as it is now more likely than not that the net deferred income tax assets will be fully realizable in future years. Operating losses of approximately $1,136,000 are available to offset future taxable income through 2020.

NOTE 11. COMMITMENTS AND CONTINGENCIES

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

         Outstanding loan commitments, unused lines of credit and letters of credit are approximately as follows:

                                                         2004                2003
                                                    ----------------    ----------------
Loan commitments:
   Commercial                                          $10,153,000         $ 6,114,000
                                                       ===========         ===========

Unused lines of credit:
  Commercial lines                                     $11,727,000         $ 7,690,000
                                                       ===========         ===========

Letters of credit:                                     $   397,000         $    25,000
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

         The Bank's exposure to credit loss in the event of nonperformance by the customer is the contractual amount of the commitment. Loan commitments and lines of credit are made on the same terms, including collateral, as outstanding loans. As of December 31, 2004 and 2003, the Bank has accrued $24,000 and $18,000, respectively, for unfunded commitments related to these financial instruments with off balance sheet risk, which is included in other liabilities

         Employment agreements:

         The Company has employment agreements with the Chairman of the Board of Directors, President, and Executive Vice President, which expire in 2009, and with a Senior Vice President, which expires in 2007.

NOTE 12. STOCKHOLDERS' EQUITY

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

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (as defined in the regulations) of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2004 and 2003 the Company and Bank meet all capital adequacy requirements to which it is subject.

         As of December 31, 2004, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios. There are no conditions or events since that notification that management believes have changed the Bank's category.

         A comparison of capital as of December 31, 2004 and 2003 with minimum requirements is approximately as follows:

                                                                                         To Be Well Capitalized
                                                                                              Under Prompt
                                                                   For Capital              Corrective Action
                                              Actual             Adequacy Purposes               Provisions
                                        Amount      Ratio        Amount       Ratio        Amount         Ratio
                                      ----------  --------  --------------- ---------  --------------  ----------
AS OF DECEMBER 31, 2004
   TOTAL CAPITAL
     (TO RISK WEIGHTED ASSETS)
     COMPANY                          $7,500,266     13.5%       $4,437,000      8.0%        N/A
     BANK                              7,368,874     13.3%        4,434,000      8.0%      $5,543,000       10.0%

   TIER I CAPITAL
     (TO RISK WEIGHTED ASSETS)
     COMPANY                           6,801,438     12.3%        2,219,000      4.0%        N/A
     BANK                              6,670,046     12.0%        2,217,000      4.0%       3,326,000        6.0%

   TIER I CAPITAL
     (TO AVERAGE ASSETS)
     COMPANY                           6,801,438     10.6%        2,571,000      4.0%        N/A
     BANK                              6,670,046     10.4%        2,570,000      4.0%       3,212,000        5.0%

As of December 31, 2003
   Total Capital
     (to Risk Weighted Assets)
     Company                          $6,126,067     18.6%       $2,636,000      8.0%        N/A
     Bank                              4,942,416     15.0%        2,636,000      8.0%      $3,296,000       10.0%

   Tier I Capital
     (to Risk Weighted Assets)
     Company                           5,711,643     17.3%        1,318,000      4.0%        N/A
     Bank                              4,527,993     13.7%        1,318,000      4.0%       1,977,000        6.0%

   Tier I Capital
     (to Average Assets)
     Company                           5,711,643     12.7%        1,800,000      4.0%        N/A
     Bank                              4,527,993     10.1%        1,799,000      4.0%       1,647,000        5.0%

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 13. WARRANT AND OPTION PLANS

         At December 31, 2004, vested warrants totaled 123,337 of which no warrants had been exercised. The exercise price of each warrant is $10 per share and must be exercised, unless earlier called by the Company, not later than 10 years from August 18, 2000. Generally, vested warrants also expire one year following the date that the organizer ceases to be a director of the Bank. Warrants may be called by the Company in the event that a merger, sale, acquisition, share exchange or other similar extraordinary event is approved by the Board of Directors of the Company. Upon call by the Company, warrant holders have 90 days in which to exercise their warrants. If they are not exercised, the Company will pay the warrant holder the difference between the exercise price of the warrant and the fair market value of the stock of the Company at the time of the closing of the transaction. In the event that an applicable Federal or state regulatory authority determine that the Bank's capital fails to meet minimum capital requirements, such regulatory authority may direct the Company to call all outstanding warrants. Any warrants not exercised will be thereafter forfeited.

         The Board of Directors of the Company also adopted a stock option plan as a performance incentive for the Bank's officers and key employees. The employment contracts, signed by the Chairman of the Board, President, and Executive Vice President, obligated the Company to issue non-transferable stock options in the amount of 2,500, 10,000, and 7,500, respectively, at an exercise price of $10 per share. At December 31, 2004, all stock options had been issued by the Company of which no options had been exercised.

         The Company currently applies Accounting Principles Board Opinion (APB) No. 25 and related Interpretations in accounting for these plans. Under APB No. 25, recognition of compensation expense for warrants and contractually committed options is not required when they are granted at an exercise price equal to or exceeding the fair market value of the Company's common stock on the grant date. Accordingly, no compensation cost has been recognized in the accompanying Consolidated Financial Statements for these plans. SFAS No. 123, Accounting for Stock-Based Compensation, establishes accounting and reporting standards for stock-based compensation plans. SFAS No. 123 defines a fair value base method of accounting for measuring compensation expense for stock-based plans to be recognized in the statement of income or disclosed in the notes to the financial statements. If compensation cost for the Company's stock-based compensation plan had been determined based on the fair value at the grant date for awards under this plan consistent with the methods outlined in SFAS No. 123 Accounting for Stock-Based Compensation, there would be no material change in reported net income.

NOTE 14. EMPLOYEE BENEFIT PLANS

         The Bank has employee benefit programs that include health and dental insurance, life and long-term and short-term disability insurance and a 401(k) retirement plan. Under the 401(k) plan, the Bank made a 50% match of eligible employee contributions up to 6% of base salary in 2004 and 2003. The Bank's contributions to the plan, included in salaries and employee benefits, totaled $23,171 and $21,642, for the years ended December 31, 2004 and 2003, respectively.

NOTE 15. INCOME (LOSS) PER COMMON SHARE

         Income (losses) per common share are calculated as follows:

                                                            2004             2003             2002
                                                       ----------------  --------------   --------------
Basic:
    Net income (loss)                                     $1,089,795       $  142,584       $ (643,298)
    Weighted average common shares outstanding               822,250          822,250          822,250
    Basic net income (loss) per share                     $     1.33       $     0.17       $    (0.78)

         Diluted per share calculations were not applicable for 2004, 2003 and 2002, since consideration of outstanding warrants and options would have been anti-dilutive.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 16. RELATED PARTY TRANSACTIONS

         The Bank paid $57,403, $29,606, and $4,831 during the years ended December 31, 2004, 2003 and 2002 respectively, to a computer consulting firm of which a Director is also a principal. Expenditures included computer hardware, software, installation, training, and support services.

         The Bank paid $113,710, $94,469, and $82,749 during the years ended December 31, 2004, 2003 and 2002 respectively, for various group insurance benefits for which a Director will ultimately receive commission compensation.

         Expenses of approximately $6,313, $22,946, and $21,267 were paid for legal services with a law firm, of which the Chairman of the Board of the Company is a principal, for the years ended December 31, 2004, 2003 and 2002, respectively.

         All of the above transactions appear to have been consummated on terms equivalent to those that prevail in arms length transactions.

NOTE 17. FAIR VALUES OF FINANCIAL INSTRUMENTS

         In accordance with the disclosure requirements of SFAS No. 107, the estimated fair value and the related carrying values of the Company's financial instruments are as follows:

                                                   2004                                2003
                                              ---------------------------------   ---------------------------------
                                                 CARRYING            FAIR            Carrying            Fair
                                                  AMOUNT             VALUE            Amount             Value
                                              ---------------------------------   ---------------------------------

FINANCIAL ASSETS
    Cash and due from banks                     $ 3,196,520       $ 3,196,520       $ 2,374,141       $ 2,374,141
    Federal funds sold                           14,202,382        14,202,382         8,583,257         8,583,257
    Investment securities available for
      sale, at fair value                         4,978,100         4,978,100         7,087,190         7,087,190
    FRB stock, at cost                              195,900           195,900           132,450           132,450
    Other equity investments, at cost                62,000            62,000            62,000            62,000
    Loans, less allowance for credit losses      51,017,418        51,017,418        32,687,894        32,687,894
    Loans held for sale, at fair value              759,056           759,056                 -                 -
    Accrued interest receivable                     233,946           233,946           172,811           172,811

FINANCIAL LIABILITIES
    Noninterest-bearing demand                   20,691,315        20,691,315         9,387,230         9,387,230
    Interest-bearing                             45,037,635        45,037,635        31,226,110        31,226,110
    Securities sold under agreements to
      repurchase                                  3,086,450         3,086,450         4,693,879         4,693,879
    Accrued interest payable on deposits             36,412            36,412            17,709            17,709

         For purposes of the disclosures of estimated fair value, the following assumptions were used.

         Loans:

         The fair value of loans is considered to approximate carrying value because of the ability to re-price at short-term intervals.

         Investment securities:

         Estimated fair values are based on quoted market prices.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Deposits:

         The estimated fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW accounts and money market accounts, is equal to the amount payable on demand at the reporting date (that is, their carrying amounts).

         Other assets and liabilities:

         The estimated fair values for cash and due from banks, Federal funds sold and accrued interest receivable and payable are considered to approximate cost because of their short-term nature.

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

NOTE 18. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

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

         In November 2003, the FASB also issued Emerging Issues Task Force Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. This statement establishes standards for accounting for and disclosure of declines in fair value below cost basis of available for sale and held to maturity investment securities. The recognition and measurement provisions were initially effective for other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. However, in September 2004, the effective date of these provisions was delayed until the finalization of a FASB Staff Position to provide additional implementation guidance.

         In December 2004, the FASB issued SFAS No. 123, "Share-Based Payment (Revised 2004)." SFAS 123R establishes standards for the accounting for transactions in which an entity (i) exchanges its equity instruments for goods or services, or (ii) incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of the equity instruments. SFAS 123R eliminates the ability to account for stock-based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the date of the grant. SFAS 123R is effective for the Company on January 1, 2006. The Company will transition to fair value based accounting for stock-based compensation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS using a modified version of prospective application (modified prospective application"). Under modified prospective application, as it is applicable to the Company, SFAS 123R applies to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered (generally referring to non-vested awards) that are outstanding as of January 1, 2006 must be recognized as the remaining requisite service is rendered during the period of and/or the periods after the adoption of SFAS 123R. The attribution of compensation cost for those earlier awards will be based on the same method and on the same grant-date fair values previously determined for the pro forma disclosures required for companies that did not adopt the fair value accounting method for stock-based employee compensation. The Company expects to recognize additional pre-tax, quarterly compensation costs beginning in the first quarter of 2006 as a result of the adoption of SFAS 123R. Future levels of compensation cost recognized related to stock-based compensation awards (including the aforementioned expected costs during the period of adoption) may be impacted by new awards and/or modifications, repurchases and cancellations of existing awards before and after the adoption of this standard.

NOTE 19. PARENT COMPANY FINANCIAL INFORMATION

         The Balance Sheets, Statements of Operations and Statements of Cash Flows for CommerceFirst Bancorp, Inc. (Parent Only) are presented below:

                                 BALANCE SHEETS

------------------------------------------------------------------------------------------------
December 31,                                                         2004             2003
------------------------------------------------------------------------------------------------
                                          ASSETS

Cash                                                           $    75,612         $ 1,178,651
Investment in CommerceFirst Bank                                 6,642,709           4,567,419
Other assets                                                        55,780               5,000
                                                               -----------         -----------

         TOTAL ASSETS                                          $ 6,774,101         $ 5,751,070
                                                               ===========         ===========

                                    STOCKHOLDERS' EQUITY


Common stock                                                   $     8,223         $     8,223
Surplus                                                          8,099,012           8,099,012
Accumulated deficit                                             (1,305,795)         (2,395,590)
Accumulated other comprehensive (loss) income                      (27,339)             39,425
                                                               -----------         -----------

         TOTAL STOCKHOLDERS' EQUITY                            $ 6,774,101         $ 5,751,070
                                                               ===========         ===========



                            STATEMENTS OF OPERATIONS
                  Years Ended December 31, 2004, 2003 and 2002

------------------------------------------------------------------------------------------------------------------
                                                                     2004             2003              2002
------------------------------------------------------------------------------------------------------------------

Income                                                            $         -       $     1,079      $     3,588
Expenses                                                              (52,259)          (53,176)         (43,972)
                                                                  -----------       -----------      -----------
(Loss) income before equity in income (loss) of subsidiary            (52,259)          (52,097)         (40,384)
Net income (loss) of subsidiary                                     1,142,054           194,681         (602,914)
                                                                  -----------       -----------      -----------

         NET INCOME (LOSS)                                        $ 1,089,795       $   142,584      $  (643,298)
                                                                  ===========       ===========      ===========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            STATEMENTS OF CASH FLOWS
                  Years Ended December 31, 2004, 2003 and 2002

------------------------------------------------------------------------------------------------------------------
                                                                     2004             2003              2002
------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss)                                             $ 1,089,795       $   142,584       $  (643,298)
    Adjustments to reconcile net income (loss) to net
       cash used by operating activities:
         (Increase) decrease in other assets                          (50,780)              248             1,752
         Net (income) loss of subsidiary                           (1,142,054)         (194,681)          602,914
                                                                  -----------       -----------       -----------

       Net cash used by operating activities                         (103,039)          (51,849)          (38,632)
                                                                  -----------       -----------       -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Investment in subsidiary                                       (1,000,000)                -                 -
                                                                  -----------       -----------       -----------

DECREASE IN CASH                                                   (1,103,039)          (51,849)          (38,632)

CASH, BEGINNING OF YEAR                                             1,178,651         1,230,500         1,269,132
                                                                  -----------       -----------       -----------
CASH, END OF YEAR                                                 $    75,612       $ 1,178,651       $ 1,230,500
                                                                  ===========       ===========       ===========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 20. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)


The following is a summary of the Consolidated unaudited quarterly results of operations:


                   2004                                                     THREE MONTHS ENDED,
          (Dollars in thousands,                       --------------------------------------------------------
         except per share amounts)                     December 31      September 30    June 30        March 31
---------------------------------------------------------------------------------------------------------------
Interest income                                           $  939         $  759         $  680          $ 623
Interest expense                                             205            133            131            119
Net interest income                                          734            626            549            503
Provision for credit losses                                   90            410             45             45
Net income                                                   134            758            124             74
Net income per share (basic and diluted)                  $ 0.17         $ 0.92         $ 0.15          $0.09




                   2003                                                     Three months ended,
          (Dollars in thousands,                       --------------------------------------------------------
         except per share amounts)                     December 31      September 30    June 30        March 31
---------------------------------------------------------------------------------------------------------------
Interest income                                           $  627         $  628         $  633         $  601
Interest expense                                             118            116            146            150
Net interest income                                          509            512            487            451
Provision for credit losses                                   75             75             75             45
Net income                                                    42             62             14             25
Net income per share (basic and diluted)                  $ 0.05          $0.07         $ 0.02         $ 0.03



                   2002                                                     Three months ended,
          (Dollars in thousands,                       --------------------------------------------------------
         except per share amounts)                     December 31      September 30    June 30        March 31
---------------------------------------------------------------------------------------------------------------
Interest income                                           $  603         $  567         $  481         $  417
Interest expense                                             210            200            168            158
Net interest income                                          394            367            313            259
Provision for credit losses                                  295             45             45             45
Net loss                                                     266             60            142            175
Net loss per share (basic and diluted)                    $(0.33)        $(0.07)        $(0.17)        $(0.21)


NOTE 21. SUBSEQUENT EVENT

In January 2005, the Company obtained SEC approval for an offering of 700,000 shares of its common stock in a best efforts public offering. Of the 700,000 shares of common stock, 175,000 shares are being offered in a rights offering to shareholders of record on December 9, 2004 at $10.50 per share. Any of the 175,000 shares that are being offered in the rights offering that are not subscribed for, plus an additional 525,000 shares, are being offered to the public. Currently, the estimated public offering will be between $10.50 and $11.50 per share, although it could be higher or lower. The Company expects this offering to begin in late February 2005.

                              DIRECTORS & OFFICERS
                                       OF
               COMMERCEFIRST BANCORP, INC. AND COMMERCEFIRST BANK

                         MILTON D. JERNIGAN II, ESQUIRE*
                              CHAIRMAN OF THE BOARD
                                MANAGING PARTNER
              MCNAMEE, HOSEA, JERNIGAN, KIM, GREENAN & WALKER, P.A.

                                 ALVIN R. MAIER*
                           VICE CHAIRMAN OF THE BOARD
                      PRIVATE INVESTOR AND FORMER PRESIDENT
                               ERNEST MAIER, INC.

RICHARD J. MORGAN*                              LAMONT THOMAS*
PRESIDENT &                                     EXECUTIVE VICE PRESIDENT &
CHIEF EXECUTIVE OFFICER                         CHIEF OPERATING OFFICER

WILFRED T. AZAR, III                            NICHOLAS J. MARINO
PRESIDENT                                       PRESIDENT
EMPIRE MANAGEMENT SERVICES                      MARINO TRANSPORTATION
                                                SERVICES, LLC

JOHN J. BARRON*                                 MICHAEL J. MILLER
PRESIDENT                                       VICE PRESIDENT
O'NEIL POOLS & SPAS                             CONCRETE GENERAL, INC. &
                                                TRI M LEASING CORP

WILLIAM F. CHESLEY                              ROBERT R. MITCHELL*
PRESIDENT                                       PRIVATE INVESTOR AND
W. F. CHESLEY REAL ESTATE, INC.                 FORMER PRESIDENT,
                                                MITCHELL BUSINESS
                                                EQUIPMENT, INC.

CHARLES F. DELAVAN, ESQUIRE                     JOHN A. RICHARDSON, SR.*
PRINCIPAL                                       PRESIDENT, CROFTON
BLUMENTHAL, DELAVAN & WILLIAMS, P.A.            BOWLING CENTER
                                                FORMER PRESIDENT, BRANCH
                                                ELECTRIC SUPPLY CO., INC.

GREGORY A. GRAY                                 DON E. RIDDLE, JR.
PRESIDENT                                       CHAIRMAN & CHIEF
EASTERN WATERPROOFING &                         EXECUTIVE OFFICER
RESTORATION CO., INC.                           HOMESTEAD GARDENS, INC.


EDWARD B. HOWLIN, JR.*                          GEORGE C. SHENK, JR.
PRESIDENT                                       PRESIDENT
HOWLIN REALTY MANAGEMENT, INC.                  WHITMORE PRINT & IMAGING, INC.

CHARLES L. HURTT, JR., CPA*                     DALE R. WATSON
PRESIDENT                                       PRESIDENT
CHARLES L. HURTT, JR., PA                       ALPHA ENGINEERING
                                                ASSOCIATES, INC.

MILTON D. JERNIGAN, SR.                         JEROME A. WATTS
PRIVATE INVESTOR AND RETIRED FORMER FOUNDER,    OWNER
CHAIRMAN & PRESIDENT                            PLAN MANAGEMENT
AAA RENTALS, INC. AND AAA TOOLS, INC.

* Director of CommerceFirst Bancorp, Inc.

                                    OFFICERS
                                       OF
                               COMMERCEFIRST BANK



                               THOMAS L. BOLANDER
                              SENIOR VICE PRESIDENT

                                 GEORGE KAPUSTA
                              SENIOR VICE PRESIDENT

                              CANDACE M. SPRINGMANN

                      VICE PRESIDENT & CORPORATE SECRETARY

                                PENNY L. CANTWELL
                                 VICE PRESIDENT

                                 DAVID STEINHOFF
                                 VICE PRESIDENT

                              MELONEE FLEMING, CCE
                            ASSISTANT VICE PRESIDENT

                                 JEAN J. BARNES
                            ASSISTANT VICE PRESIDENT

                                  IRMA R. BERN
                               ASSISTANT TREASURER

                                  ANN BRUNDIGE
                          COMMUNITY DEVELOPMENT OFFICER


THE COMPANY WILL PROVIDE, WITHOUT CHARGE, TO ANY SHAREHOLDER OF RECORD OR ANY BENEFICIAL OWNER OF COMMON STOCK, A COPY OF ITS 2004 ANNUAL REPORT ON FORM 10-KSB FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, UPON THE WRITTEN REQUEST. REQUESTS SHOULD BE DIRECTED TO CANDACE M. SPRINGMANN, CORPORATE SECRETARY, AT THE COMPANY'S EXECUTIVE OFFICES AT 1804 WEST STREET, SUITE 200, ANNAPOLIS MD 21401.