Form 10KSB, Exhibit 13
period 2005-12-31
COMMERCEFIRST BANCORP INC
filed 2006-03-13
CIK 1098813

                                                                      EXHIBIT 13







                       COMMERCEFIRST BANCORP LOGO OMITTED


                   RAISING BANKING TO THE POWER OF BUSINESS(R)


                                  ANNUAL REPORT

                                      2005

                                1804 West Street
                               Annapolis, MD 21401
                               www.commerce1st.com

                    [CommerceFirst Bancorp, Inc. Letterhead]


March 15, 2006

To our Fellow Shareholders:

            We are pleased to report that 2005 was an excellent year for your Company. We are proud to present the following report of accomplishments:

               o Total assets increased to over $112.5 million by December 31,
                 2005, an increase of $36.6 million or 48% over December 31, 2004.

               o Net loans outstanding grew over 39%, to $75.0 million.

               o Deposits grew by 34% to $88.2 million.

               o The Bank's net interest margin increased to over 4.8%.

               o The Company recorded its third consecutive profitable year, with net earnings in excess of $1 million.

               o We successfully completed our capital stock offering in
                 February 2005, with net proceeds of $9.5 million to the Company.

               o We have received approval from Federal and State regulatory authorities to open our third office. We expect to open that office at 910 Cromwell Park Drive, Glen Burnie, Maryland late in the second quarter of 2006.

               o W. Craig Engelhaupt, a banker with 20 years of experience, joined our team in 2005 and will concentrate his efforts in Howard County.

               o And in the first quarter of 2006, we filed a request with
                 Federal and State regulatory authorities for permission to open our fourth office, to be located at 6230 Old Dobbin Lane, Columbia, Maryland. Assuming approval, this will be our first office in Howard County.

            As always we appreciate your support in terms of referrals and patronage. We look forward to sharing our successes as we focus on implementing our 2006 Strategic Plan.

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

            This discussion and analysis provides an overview of the financial condition and results of operations of CommerceFirst Bancorp, Inc. (the "Company") and CommerceFirst Bank (the "Bank") for the years 2005 and 2004. It is intended that this discussion and analysis help the readers in their analysis of the accompanying audited Consolidated Financial Statements. You should read this discussion in conjunction with the Consolidated Financial Statements and Notes thereto provided elsewhere in this report.

GENERAL

            CommerceFirst Bancorp, Inc. is the bank holding company for CommerceFirst Bank, a Maryland chartered commercial bank headquartered in Annapolis, Maryland. The Bank was capitalized, became a wholly owned subsidiary of the Company and commenced operations on June 29, 2000.

            During the first quarter of 2005 the Company sold an aggregate of 981,333 additional shares of common stock. Of the shares sold, 175,000 were sold on a rights offering basis to shareholders of record as of December 9, 2004 at a price of $10.50 per share, and 806,333 shares were sold in a public offering also at a price of $10.50 per share. The offerings, which closed on February 28, 2005, raised an aggregate of approximately $9.6 million, net of expenses of the offering, financial advisory fees and underwriter's commission. In March 2005, the Company contributed $6,000,000 to the capital of the Bank. The remaining proceeds of the offerings are available for general corporate purposes, including further contribution to the Bank for use in its lending and investment activities and other operations.

            On March 1, 2005 trading in the Company's common stock commenced on the NASDAQ Capital Market under the symbol "CMFB".

            In October 2005, the Bank filed an application to establish a new branch office, its third banking office, to be located in leased space in the BWI Airport Business District on Cromwell Park Drive, Glen Burnie, Maryland. Regulatory approval has been received and the office is expected to commence operations late in the second quarter or early in the third quarter of 2006.

            Also in October 2005, the Bank announced that W. Craig Engelhaupt, a banker with 20 years of commercial banking experience, had joined the organization as Senior Vice President and will lead the business development in the Howard County market.

            In February 2006, the Bank filed an application to establish a new branch office, its four banking office, to be located in leased space in the Liberty Place office park on Old Dobbin Lane, Columbia, Maryland. Assuming regulatory approval, the office is expected to commence operations late in the second quarter or early in the third quarter of 2006.

OVERVIEW

            The Company's assets at December 31, 2005 were $112.5 million, an increase of $36.6 million or 48.2%, from December 31, 2004, principally due to increases in the loan portfolio, funded by increases in the core funding program and by increases in the capital position as the result of the successful common stock offering concluded during the first quarter of 2005. That offering raised about $9.6 million, net of expenses of the offering, financial advisory fees and underwriter's commission. The Company's assets at December 31, 2004 were $75.9 million, an increase of $24.6 million or 48.0%, from December 31, 2003, principally due to increases in the loan portfolio, funded primarily by increases in the core funding portfolio.

            At December 31, 2005, gross loans totaled $77.1 million (including loans held for sale of $323 thousand), exclusively commercial term loans and lines of credit ($38.6 million) and real estate secured term loans ($38.5 million). By comparison, at December 31, 2004, gross loans totaled $53.0 million, exclusively commercial term loans and lines of credit ($30.7 million) and real estate secured term loans ($22.3 million). At December 31, 2003, gross loans totaled $33.3 million, exclusively commercial term loans and lines of credit ($20.9 million) and real estate secured term loans ($12.4 million).

            At December 31, 2005, deposits totaled $88.2 million, principally certificates of deposit ($46.2 million), demand deposits ($17.9 million) and money market deposit accounts ($17.2 million). By comparison, at December 31, 2004, deposits totaled $65.7 million, principally certificates of deposit ($28.8 million), demand deposits ($20.7 million) and money market deposit accounts ($13.6 million). Deposits at December 31, 2003 totaled $40.6 million, primarily money market deposit accounts ($16.2 million), certificates of deposits ($13.2 million) and demand deposits ($9.4 million). A significant additional funding source is provided by the securities sold under agreement to repurchase program. At December 31, 2005, balances in this program totaled $6.0 million. By comparison, at December 31, 2004, balances in this program totaled $3.1 million in comparison to $4.7 million at December 31, 2003.

            At December 31, 2005 nonperforming assets of approximately $592 thousand were in non-accrual status. By comparison, at December 31, 2004 and December 31, 2003, respectively, nonperforming assets of approximately $1.1 million and $391 thousand were in nonaccrual status.

                              RESULTS OF OPERATIONS

            The Company reported a net profit of $1.0 million for the year ended December 31, 2005 after recording a provision for income tax expense of $658 thousand, as compared to a net profit of $1.1 million for the year ended December 31, 2004, after recording an income tax benefit of $862 thousand, and to a net profit of $143 thousand for the year ended December 31, 2003 with no income tax provision. The results of operations for the year ended December 31, 2005 are entirely attributable to the operations of the Company's sole subsidiary, CommerceFirst Bank. The substantial increase in the earnings for the year ended December 31, 2004 (as compared to the year ended December 31, 2003) is attributable to the recognition of the net deferred tax benefit and to the results of operations of the Bank. At September 30, 2004, in compliance with SFAS No. 109, Accounting for Income Taxes, the Bank eliminated the valuation allowance for the deferred tax asset, thereby recognizing $944 thousand in income tax benefits in income. See Note 2 to the Consolidated Financial Statements appearing elsewhere in this report for additional information. This increase in income was partially offset by a provision for credit losses of $350 thousand related to one borrower, as described below under ASSET QUALITY. The Company is currently recognizing income tax expense based upon earnings in each period.

            On a per share basis, the Company had earnings of $0.63 per basic and $0.62 per diluted share for the year ended December 31, 2005, as compared to earnings per basic and diluted share of $1.33 and $0.17 for the years ended December 31, 2004 and 2003 respectively. However, the average number of basic shares outstanding in 2005 was 1,647,645, as compared to 822,250 in 2004 and 2003; the average number of diluted shares outstanding in 2005 was 1,672,928, as compared to 822,250 in 2004 and 2003. The increase in number of basic shares outstanding is attributable, and the increase in diluted shares is primarily attributable, to the results of the stock offering discussed above.

            During the years ended December 31, 2005, 2004 and 2003, the Company had return on equity, return on assets and equity to asset ratios as follows:

                                                              RETURN ON AVERAGE ASSETS AND AVERAGE EQUITY
                                      ----------------------------------------------------------------------------------------

                                                                            Years ended
                                                                      -------------------------
      (Dollars in thousands)
                                          DECEMBER 31, 2005               December 31, 2004             December 31, 2003
                                      ---------------------------     -------------------------     --------------------------
Return on Average Equity                        6.76%                          18.02%                         2.48%
Return on Average Earning Assets                1.19%                           2.05%                         0.33%
Ratio of Average Equity
      to Average Assets                        17.05%                          10.97%                        12.73%

            The Company expects that as the proceeds of the offering are further deployed, its return on equity will increase, although there can be no assurance on this.

            Total loans outstanding (including loans held for sale of $323 thousand) at December 31, 2005 reached $77.1 million, in comparison to $53.0 million in total loans outstanding at December 31, 2004, an increase of 45.5%. The Company ended the year 2005 with deposits and repurchase agreements of $94.2 million as compared to $68.8 million at December 31, 2004, an increase of 36.9%. The business development/lending staff remains very active in contacting new prospects and continues its efforts to increase the Bank's profile and recognition within the community. Management believes that this will translate into continued growth of a portfolio of quality loans and ongoing deposit relationships, although there can be no assurance of this.

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

            Net interest income was $4.2 million in 2005, a 75.0% increase as compared to $2.4 million in 2004, which reflected a 20.0% increase over the $2.0 million in 2003. Total interest income for the year ended December 31, 2005 was $5.6 million, an 86.7% increase as compared to $3.0 million in 2004 and $2.5 million for the same period in 2003. Total interest expenses for the years ended December 31, 2005, 2004 and 2003 were $1.4 million, $588 thousand and $530 thousand, respectively. The increase in interest income is primarily the result of increased balances of earning assets and increased rates on earning assets. The increase in net interest income is jointly the result of increased balances of earning assets and increased rates earned, which offset increases in rates paid to attract the necessary funding to support those assets.

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

                                                          CONSOLIDATED AVERAGE BALANCES, YIELDS AND RATES
                                   ----------------------------------------------------------------------------------------

(Dollars in thousands)
                                          DECEMBER 31, 2005            December 31, 2004             December 31, 2003
                                   ---------------------------    --------------------------    ---------------------------
                                    AVERAGE             YIELD/     Average            Yield/    Average              Yield/
                                    BALANCE   INTEREST    RATE     Balance  Interest    Rate    Balance    Interest    Rate
                                   --------   --------  ------    --------  --------  ------    --------   --------  ------
ASSETS
Total loans1/                      $ 64,234    $ 4,950   7.71%    $ 40,569   $ 2,754    6.79%   $ 33,078   $  2,253   6.81%
Investment securities2/               9,733        296   3.04%       6,931       180    2.59%      6,989        201   2.87%
Federal funds sold                   12,523        393   3.14%       5,541        66    1.19%      3,242         35   1.09%
                                   --------   --------            --------  --------            --------   --------
TOTAL INTEREST-
      EARNING ASSETS                 86,490      5,639   6.52%      53,041     3,000    5.66%     43,309      2,489   5.75%
                                   --------   --------  ------    --------  --------  ------    --------   --------  ------

Less allowance for credit losses     (1,416)                          (822)                         (648)
Cash and due from banks               3,210                          2,184                         1,931
Premises and equipment, net             164                            120                           127
Other assets                          1,166                            633                           458
                                   --------                       --------                      --------
TOTAL ASSETS                       $ 89,615                       $ 55,156                      $ 45,176
                                   ========                       ========                      ========

LIABILITIES AND STOCK-
    HOLDERS' EQUITY
Interest-bearing demand deposits    $ 2,422       $ 16   0.67%     $ 1,824       $ 4    0.24%   $  1,119        $ 4   0.34%
Money market deposit accounts        16,129        272   1.68%      14,084       100    0.71%     14,114        136   0.96%
Savings                                 448          2   0.50%         223         1    0.25%        307          2   0.52%
Certificates of deposit              35,361      1,113   3.15%      17,593       464    2.64%     12,171        356   2.93%
Repurchase agreements                 3,003         36   1.20%       4,160        18    0.44%      4,644         31   0.67%
Other borrowed funds                      -          -   0.00%          38         1    2.08%         90          2   1.88%
                                   --------   --------            --------  --------            --------   --------
TOTAL INTEREST-BEARING
     LIABILITIES                     57,364      1,439   2.51%      37,922       588    1.55%     32,445        530   1.64%
                                   --------   --------  ------    --------  --------  -------   --------   --------  ------

Non-interest-bearing
      demand deposits                16,489                         10,889                         6,770
Other liabilities                       484                            297                           211
Stockholders' equity                 15,278                          6,049                         5,750
                                   --------                       --------                      --------
TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY         $ 89,615                       $ 55,156                      $ 45,176
                                   ========                       ========                      ========

Net interest income                            $ 4,200                       $ 2,412                       $  1,958
                                              ========                      ========                       ========

Net interest spread                                      4.01%                          4.11%                         4.11%
                                                        ======                        =======                        ======

Net interest margin                                      4.86%                          4.55%                         4.52%
                                                        ======                        =======                        ======

1/ Interest income on loans includes net fees of $126 thousand in 2005, $70 thousand in 2004 and $63 thousand in 2003.
2/ Yields on securities available for sale have been calculated on the basis of historical cost and do not give effect to changes in fair value of such securities, which are reflected as a component of stockholders' equity.

            Net interest margin was 4.86% in 2005 as compared to 4.55% in 2004 and 4.52% in 2003. Interest spread was 4.01% in 2005 as compared to 4.11% in 2004 and an identical 4.11% recorded in 2003. The increase in margin from 2004 to 2005 reflects the redeployment of assets from relatively low yielding short-term investment to higher yielding loans, and to the investment of the proceeds from the capital offering. The decrease in spread is largely attributable to rising interest rates paid during the year to attract certificates of deposit.

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

                                                        EFFECT OF RATE AND VOLUME CHANGES ON NET INTEREST INCOME
                                  -----------------------------------------------------------------------------------------------

                                             YEAR ENDED DECEMBER 31,                            Year ended December 31,
                                  -------------------------------------------         -------------------------------------------
                                                 2005 VS 2004                                        2004 vs 2003
                                              -------------------                                 -------------------
                                                        DUE TO CHANGE                                         Increase
                                     INCREASE            IN AVERAGE:                    Increase             in Average:
                                       OR        ----------------------------              or        ----------------------------
                                    (DECREASE)        RATE          VOLUME              (Decrease)         Rate         Volume
                                  -------------  ------------    ------------         ----------------------------   ------------
(Dollars in thousands)
Interest earning assets
     Loans                            $ 2,195          $ 588         $ 1,607                $ 502            $ (8)         $ 510
     Investment portfolio                 117             44              73                  (21)            (19)            (2)
     Federal funds sold                   327            244              83                   31               6             25
                                  ------------   ------------    ------------         ------------   -------------   ------------
     Total interest income            $ 2,639          $ 876         $ 1,763                $ 512           $ (21)         $ 533
                                  ============   ============    ============         ============   =============   ============

Interest bearing liabilities:
     Interest bearing
        demand deposits                  $ 12           $ 11             $ 1                  $ 0            $ (2)           $ 2
     Money market
        deposit accounts                  172            158              14                  (36)            (36)            (0)
     Savings deposits                       2              1               1                   (1)             (1)            (0)
     Certificates of deposit              648            179             469                  108             (51)           159
     Repurchase agreements                 18             23              (5)                 (13)            (10)            (3)
     Other borrowed funds                  (1)            (0)             (1)                  (1)             (0)            (1)
                                  ------------   ------------    ------------         ------------   -------------   ------------
     Total interest expense             $ 851          $ 371           $ 480                 $ 57           $ (99)         $ 156
                                  ------------   ------------    ------------         ------------   -------------   ------------
     Net interest income              $ 1,788          $ 505         $ 1,283                $ 454            $ 78          $ 377
                                  ============   ============    ============         ============   =============   ============

Allowance and Provision for Credit Losses

            The provision for credit losses represents the expense recognized to fund the allowance for credit losses. At December 31, 2005, the allowance for credit losses stood at $1.6 million, or 2.1% of outstanding gross loans. Of this amount, "specific" reserves were $784 thousand and "general" reserves were $831 thousand. Specific reserves are used to individually allocate an allowance for loans identified as impaired, or which otherwise exhibit adverse characteristics that suggest a heightened risk of non-collection. General reserves are those made with respect to other classified and unclassified loans in our portfolio based upon the methodology discussed below in order to maintain the allowance at a level which reflects our best estimate of the losses inherent in the portfolio with respect to such loans. Whether specific or general, amounts in the allowance for credit losses are available to absorb losses with respect to any loan. At December 31, 2004, the allowance for credit losses stood at $1.15 million, or 2.2% of outstanding gross loans. Of this amount, "specific" reserves were $580 thousand and "general" reserves were $574 thousand. At December 31, 2003, the allowance for credit losses stood at $604 thousand, or 1.81% of outstanding gross loans. Of this amount, general reserves were $299 thousand and specific reserves were $305 thousand. The provision expense of $360 thousand for the year ended December 31, 2005 reflected a decrease of $230 thousand from the provision expense of $590 thousand for the year ended December 31, 2004 which in turn reflected an increase of $320 thousand from the year ended December 31, 2003, primarily as a result of a specific provision for a single lending relationship which became nonperforming in the third quarter of 2004 as a result of unexpected reversals in the borrower's business.

            Management has devised and refined a comprehensive review methodology to assess the adequacy of the allowance. This methodology permits several different assessments to be made. Currently, principal consideration is accorded the assessment based upon the risk rating assigned to individual credits. Specific provisions reflect the amount of loss estimated to be embedded in the loan, based upon current information about the borrower, other sources of repayment and the realizable value of collateral. Other assessments may be made by general categories of credits and by industry groups (at a number of levels) based upon Standard Industrial Classification codes. The methodology has the flexibility to permit additional evaluation criteria if so desired. Risk ratings are assigned to all credits at inception, and are reviewed at least annually. Consideration is given to many different factors: past credit record, capacity to repay, character of borrower, value of collateral, industry standards and overall economic conditions. Management considers, in addition to the above, the growth and composition of the portfolio, the loss experience of other banks in our peer group, the results of examinations and evaluations of the overall portfolio by regulatory examiners and by external auditors, and the local, state and national economic outlook. Based principally on the above factors and on current economic conditions and perceived loan quality, the allowance is believed to be adequate as of December 31, 2005.

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

                                                                          ALLOWANCE FOR CREDIT LOSSES
                                                  -----------------------------------------------------------------------

(Dollars in thousands)                               DECEMBER 31                December 31                December 31
                                                        2005                       2004                       2003
                                                  -----------------           ----------------           ----------------
Balance at beginning of year                               $ 1,154                      $ 604                      $ 655
Provision for credit losses                                    360                        590                        270
Loans (charged off) (commercial)                               (15)                       (73)                      (333)
Recoveries (commercial)                                        116                         32                         12
                                                  -----------------           ----------------           ----------------
Net (charge-offs)/recoveries                                   101                        (40)                      (321)
                                                  -----------------           ----------------           ----------------
Balance at end of year                                     $ 1,615                    $ 1,154                      $ 604
                                                  =================           ================           ================

Ratio of net (chargeoffs)/
 recoveries to average loans                                 (0.15)%                     0.10%                      0.97%

            During 2005, one commercial loan totaling $15 thousand was determined to be uncollectible and was charged off. Also during 2005, the Bank recorded recoveries of $116 thousand, all of which is related to a commercial loan charged off in 2003.

            During 2004, three unrelated commercial loans totaling $73 thousand were determined to be uncollectible and were charged off.

            During 2003, three unrelated commercial loans totaling $333 thousand were determined to be uncollectible and were charged off.

            Additionally, the Bank has established a reserve for unfunded commitments that is recorded by a provision charged to other expenses. At December 31, 2005, the balance of this reserve was $30 thousand, as compared to $24 thousand and $18 thousand at December 31, 2004 and 2003, respectively. The reserve is an amount that management believes will be adequate over time to absorb possible losses on unfunded commitments (off-balance sheet financial instruments) that may become uncollectible in the future.

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

            The following table shows an analysis of nonperforming assets at the dates indicated:

                                                                       ANALYSIS OF NONPERFORMING ASSETS
                                                        -------------------------------------------------------------

      (Dollars in thousands)                              DECEMBER 31             December 31            December 31
                                                             2005                    2004                   2003
                                                        ----------------        ---------------        --------------
Nonaccrual loans
      Commercial                                                  $ 592                $ 1,057                 $ 391
Accrual loans - Past due 90 days or more                              -                      -                     -
Real estate owned                                                     -                      -                     -
                                                        ----------------        ---------------        --------------
      Total nonperforming assets                                  $ 592                $ 1,057                 $ 391
                                                        ================        ===============        ==============


            At December 31, 2005, the Bank had two loans totaling $592 thousand in non-accrual status as compared to three loans totaling $1.1 million at December 31, 2004. The reduction in the amount of non-accrual loans from December 31, 2004 is attributable to the receipt of $433 thousand on August 1, 2005 in partial payment of two loans and an overdraft outstanding at December 31, 2004, and to the receipt of $152 thousand from the Small Business Administration in payment of a claim (and a portion of related expenses) of $149 thousand outstanding at December 31, 2004. One loan in the amount of $9 thousand was recognized as impaired during the year and placed in non-accrual status. Collection proceedings have started and the Bank has established specific reserves of $9 thousand for this loan. During 2005, there were no amounts included in gross interest income attributable to loans in non-accruals status.

            In addition, at December 31, 2005, there were two related commercial loans totaling $272 thousand considered to be potential problem loans. One of these loans in the amount of $113 thousand carries a 75% Small Business Administration guarantee. The other loan, in the amount of $159 thousand, is secured by real estate and by assignment of all business assets. Specific reserves of $192 thousand have been allocated for these loans. Both of these loans are current and are in accrual status.

            Finally, at December 31, 2005, there were seven commercial loans totaling $456 thousand which are not considered potential problem loans and are generally well secured by collateral, but which exhibit characteristics that warrant closer scrutiny and attention to these credits than would otherwise be appropriate. Specific reserves of $158 thousand have been allocated to these seven loans. Five of the seven loans totaling $312 thousand are related; one loan in the amount of $135 thousand carries an 85% Small Business Administration guarantee; specific reserves of $98.6 thousand have been allocated to these five loans. For these purposes, a "potential problem loan" is defined as a loan which is not included in the past due, non-accrual or restructured categories but for which known information about possible credit problems causes management to have serious doubts as to the ability of the borrower to comply with the present loan repayment terms. One of the seven loans in the amount of $50 thousand was past due sixty or more days at December 31, 2005.

            At December 31, 2005, there was one additional accrual loan in the amount of $23 thousand past due thirty days or more. There was no real estate owned. Generally, the accrual of interest is discontinued when a loan is specifically determined to be impaired or when principal or interest is delinquent for ninety days or more.

            At December 31, 2004, two of the three loans in non-accrual status, totaling $908 thousand to the same borrower, were recognized as impaired on September 1, 2004 and placed on non-accrual status at that time; in addition, there was an overdraft of $53 thousand on this borrower's checking account occasioned by a draw against a Letter of Credit issued on behalf of the borrower. Both loans were secured by real estate and by assignment of all business assets, including accounts receivable. One of the loans, for $258 thousand, also carried a 75% Small Business Administration guarantee and had priority over the other extensions of credit by the Bank in the real estate collateral; this loan has been repaid from the proceeds of the liquidation of a portion of the real estate collateral, without drawing upon the guarantee. In addition, the overdraft had been repaid from the same source. After provision of $55 thousand in an escrow account to meet certain expenses as agreed, the balance of $67 thousand was applied to the remaining loan. This loan, now in the amount of $583 thousand, is secured by real estate and by all remaining business assets, but the Bank is unable at this time to place a realistic valuation on those business assets. In September 2004, the Bank recorded a charge of $350 thousand against earnings and established a specific reserve of $369 thousand for these loans; the specific reserve now allocated to the remaining loan is $426 thousand.

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

                                                                 LOAN LOSS RESERVE PROPORTIONAL ALLOCATION
                                    ------------------------------------------------------------------------------------------------

(Dollars in thousands)
                                             DECEMBER 31, 2005                December 31, 2004               December 31, 2003
                                    ------------------------------------------------------------------------------------------------
                                       BALANCE        PERCENTAGE        Balance        Percentage      Balance        Percentage
                                                    OF TOTAL LOANS                   of total loans                 of total loans

Commercial                                  $ 784          50.03%            $ 580        57.93%             $ 305        62.61%
Real estate - commercial mortgage               -          49.97%                -        42.07%                 -        37.39%
Unallocated                                   831               -              574             -               299             -
                                    --------------  --------------   --------------  ------------    -------------- ----------------
Balance, end of period                    $ 1,615         100.00%          $ 1,154       100.00%             $ 604       100.00%
                                    ==============  ==============   ==============  ============    ============== ================

            The loan portfolio is the largest component of earning assets and accounts for the greatest portion of total interest income. At December 31, 2005, total loans were $77.1 million, a 45.5% increase from the $53.0 million in loans outstanding at December 31, 2004. At December 31, 2004, total loans were $53.0 million, a 59.2% increase from the $33.3 million in loans outstanding at December 31, 2003. In general, loans consist of internally generated loans and participation loans purchased from other local community banks. Lending activity is confined to the Bank's market area. The Bank does not engage in foreign lending activities.

            The following table sets forth information on the composition of the loan portfolio by type (including loans held for sale):

                                                                          COMPOSITION OF LOAN PORTFOLIO
                                    ------------------------------------------------------------------------------------------------

(Dollars in thousands)                       DECEMBER 31, 2005                  December 31, 2004             December 31, 2003
                                    ------------------------------------------------------------------------------------------------

                                                      PERCENTAGE                         Percentage                     Percentage
                                       BALANCE        TOTAL LOANS         Balance       total loans     Balance         total loans
                                    ---------------  --------------    --------------  ------------    --------------   ------------
Commercial                                $ 38,555          50.03%          $ 30,704        57.93%          $ 20,867         62.61%
Real estate - commercial mortgage           38,516          49.97%            22,301        42.07%            12,462         37.39%
                                    ---------------  --------------    --------------  ------------    --------------   ------------
Gross loans                                 77,071         100.00%            53,005       100.00%            33,329        100.00%
Less allowance for credit losses            (1,615)                           (1,154)                           (604)
Less unearned fees                             (89)                              (75)                            (37)
                                    ---------------                    --------------                  --------------
Loans, net                                $ 75,367                          $ 51,776                        $ 32,688
                                    ===============                    ==============                  ==============

The following table shows the interest rate sensitivity of the loan portfolio at December 31, 2005. Demand loans, loans without a stated maturity and overdrafts are reported as due in one year or less. Floating rate loans are reported to reflect the period until repricing. At December 31, 2005, the total amount of loans due after one year with fixed rates of interest was approximately $32.7 million.

                                                                INTEREST RATE SENSITIVITY OF LOAN PORTFOLIO
                                  --------------------------------------------------------------------------------------------------
(Dollars in thousands)
                                        One Year                    After One Year            After Five
                                        or Less                   through Five Years             Years                   Total
                                  --------------------       ------------------------      -------------------      ----------------
Fixed (commercial)                            $ 4,493                        $ 7,494                  $ 1,132              $ 13,119
Fixed (real estate)                             3,874                         12,166                   11,858                27,898

Floating (commercial)                          25,436                              -                        -                25,436
Floating (real estate)                         10,618                              -                        -                10,618
                                  --------------------       ------------------------      -------------------      ----------------
                                             $ 44,421                       $ 19,660                 $ 12,990              $ 77,071
                                  ====================       ========================      ===================      ================

INVESTMENT SECURITIES PORTFOLIO

            At December 31, 2005, the carrying value of the investment securities portfolio was approximately $10.9 million as compared to carrying value of $5.0 million at December 31, 2004. During the second quarter of 2005, the Bank increased its securities portfolio, purchasing $3 million in U.S. Treasury Bills due in August 2005 and $3 million in U.S. Treasury Notes due in March 2007. In August 2005, the maturing Treasury Bills were reinvested into a like amount of Treasury Bills due in December 2005; in December 2005, the maturing Treasury Bills were reinvested into a like amount of Treasury Bills due in April 2006.

            At December 31, 2004, the carrying value of our investment securities portfolio was approximately $5.0 million as compared to carrying value of $7.1 million at December 31, 2003. The approximately $2.1 million decline in the size of the portfolio during 2004 is attributable to allowing $2 million to mature with the proceeds used to fund loan growth.

            The Company currently classifies its entire securities portfolio as available for sale. Increases in the portfolio will occur whenever deposit growth outpaces loan demand and the forecast for growth is such that the investment of excess liquidity in investment securities (as opposed to short term investments such as Federal Funds) is warranted. In general, the Company's investment policy is to acquire direct U.S. Treasury securities and fully guaranteed U.S. government agency issues with a remaining maturity of four years or less. As the Company develops its loan portfolio, it anticipates that it will maintain the average maturity of the securities portfolio at two years or less. In addition, the Bank will purchase Federal Reserve stock in accordance with regulation and expects to maintain small equity positions in stock in two banker's banks to facilitate loan participations.

            The following table provides information regarding the composition of CommerceFirst Bancorp's investment securities portfolio at the dates indicated. See Note 2 to the Consolidated Financial Statements for additional information regarding the investment securities portfolio.

                                                                     COMPOSITION OF THE INVESTMENT PORTFOLIO
                                       --------------------------------------------------------------------------------------------
(Dollars in thousands)
                                                DECEMBER 31, 2005               December 31, 2004              December 31, 2003
                                       --------------------------------------------------------------------------------------------

Available for Sale                                        PERCENT                        Percent                        Percent
  (at Estimated Market Value)             BALANCE        OF TOTAL         Balance       of Total         Balance       of Total
                                       --------------  --------------   ------------  --------------   ------------- --------------
U.S. Treasuries                             $ 10,874          95.91%        $ 4,978          95.07%         $ 7,087         97.33%
Federal Reserve Stock                            402           3.55%            196           3.74%             132          1.82%
Corporate equities                                62           0.55%             62           1.18%              62          0.85%
                                       --------------  --------------   ------------  --------------   ------------- --------------
Total                                       $ 11,338         100.00%        $ 5,236         100.00%         $ 7,282        100.00%
                                       ==============  ==============   ============  ==============   ============= ==============

            The following table sets forth the projected maturities of the U.S. Treasury securities component of the investment securities portfolio as of December 31, 2005 and the average yields:

                                            PROJECTED MATURITIES OF THE INVESTMENT SECURITIES PORTFOLIO
                     --------------------------------------------------------------------------------------------------
(Dollars in thousands)
                               One Year                          After One Year
                               or Less                          Through Five Years             Total
                     ----------------------------       ---------------------------------------------------------------

                       Carrying         Average           Carrying         Average           Carrying         Average
                         Value           Yield              Value           Yield              Value           Yield
                     --------------    ----------       --------------   -----------       --------------    ----------
U.S. Treasuries            $ 5,936         3.09%              $ 4,938         3.40%             $ 10,874         3.23%
                     ==============    ==========       ==============   ===========       ==============    ==========

            At December 31, 2005, there were no issuers, other than the U.S. Government, whose securities owned by the Company or the Bank had a book or market value exceeding ten percent of the Company's stockholders' equity.

NON-INTEREST INCOME

            Non-interest income principally consists of gains from the sale of the guaranteed portion of Small Business Administration loans and from deposit account services charges.

            For the year ended December 31, 2005, the gains from the sales of SBA loans amounted to $330 thousand. For the year ended December 31, 2004, the gains from the sales of SBA loans amounted to $273 thousand. Prior to 2004, there was no revenue from this source during any period. The Bank currently intends to sell the guaranteed portion of most additional SBA loans, resulting in a continuing stream of income that will vary from quarter to quarter, depending in part upon the amounts actually sold.

            For the year ended December 31, 2005, deposit account services charges amounted to $295 thousand as compared to $311 thousand and $327 thousand for the years ended December 31, 2004 and 2003, respectively.

            As the Bank continues to develop these and additional sources of income, it is expected that non-interest income will continue to be a significant contributor to the overall profitability of the Company, although there can be no assurance of this.

NON-INTEREST EXPENSE

            Non-interest expenses of $2.8 million were incurred in 2005 as compared to $2.2 million in 2004 and $1.9 million in 2003. The most significant non-interest expense item was salaries and benefits at $1.7 million in 2005; the comparable amounts in 2004 and 2003 were $1.3 million and $1.1 million, respectively. The increases in non-interest expenses are principally attributable to additional staffing and to salary increases. These amounts are in line with projections and are deemed necessary to attract and retain qualified personnel essential to the growth and continued profitability of the Bank and the Company. A breakdown of other non-interest expenses is in the income statement and Note 8 to the Consolidated Financial Statements.

INCOME TAXES

            The Company uses the liability method of accounting for income taxes as required by SFAS No.109, Accounting for Income Taxes. Under the liability method, deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the enacted rates that will be in effect when these differences reverse. During 2005, the Company recorded an income tax expense of $658 thousand as compared to an income tax benefit of $862 thousand recorded in 2004. At September 30, 2004, in compliance with SFAS No. 109, Accounting for Income Taxes, the Bank eliminated the valuation allowance for the deferred tax asset, thereby recognizing $944 thousand in income tax benefits in income during that quarter. Since that date, the Company has recognized income tax expense based upon earnings in each period.

DEPOSITS AND LIQUIDITY MANAGEMENT

            Liquidity is a measure of the Bank's ability to meet the demands required for the funding of loans and to meet depositors' requirements for use of their funds. The Bank's principal sources of liquidity are cash balances, due from banks, Federal funds sold and available-for-sale securities.

            At December 31, 2005, management considers the liquidity position of the Company and Bank to be satisfactory. At December 31, 2005, under the Company's liquidity formula, it had $24.3 million of liquidity representing 21.6% of total Company assets. Continued strong growth in deposits will be required to fund loan growth. Accordingly, the Bank intends to maintain a competitive posture in its deposit interest rate offerings. While adequate liquidity is imperative, excess liquidity has the effect of a lower interest margin, as funds not invested in loans are placed in short-term investments that generally carry a lower yield.

            The Bank's principal sources of funds are core deposits, consisting of demand deposits, NOW accounts, money market accounts, savings accounts and certificates of deposit from the local market area. These accounts provide the Bank with a relatively stable source of funds and a source of fee income. Consistent with our focus on business banking, we do not seek significant numbers of smaller retail consumer deposit relationships, choosing instead to target larger deposit relationships by offering interest rates on certificates of deposit of $100,000 or more which are near the top of the local market, and by providing significant cash management capabilities to our commercial customers. As a result, a substantial portion of our deposits, 80.6% as of December 31, 2005, relate to account relationships aggregating over $100,000.

            The Bank has a concentration exposure to one entity. At December 31, 2005, that entity owned or controlled approximately $19.8 million in deposits, or 22.4% of the deposit base. The entity is principally engaged in transportation management, specializing in provision of emergency or other high priority services to government agencies. The banking relationship with the President of the Bank is longstanding, has grown significantly over the past year and is believed to be good. The entity has advised the Bank that approximately $8 million will be withdrawn in early 2006 to retire payables. The Company does not believe that the withdrawal of deposits represents a negative indication with respect to the relationship, and it believes that it has adequate sources of liquidity to replace such deposits without significant additional expense, although there can be no assurance of this.

            At December 31, 2005, deposits totaled $88.2 million, principally certificates of deposit ($46.2 million), demand deposits ($17.9 million) and money market deposit accounts ($17.2 million). By comparison, at December 31, 2004, deposits totaled $65.7 million, principally certificates of deposit ($28.8 million), demand deposits ($20.7 million), and money market deposit accounts ($13.6 million). Deposits at December 31, 2003 totaled $40.6 million, primarily money market deposit accounts ($16.2 million), certificates of deposits ($13.2 million) and demand deposits ($9.4 million). The Bank has accepted approximately $6.4 million in brokered Certificates of Deposit in anticipation of significant loan funding requirements. Roughly half of these certificates mature in 2006, with approximately equal amounts maturing in 2007 and 2008. The interest rates paid to attract these deposits were equal to or below the rates paid to attract local deposits. The Bank anticipates acceptance of additional brokered Certificates of Deposit in anticipation of significant loan funding requirements; current policy limits acceptance of brokered deposits to an amount not to exceed 15% of deposits.

The following table reflects average deposits and average rates paid, by category, for the periods indicated:

                                                                      AVERAGE DEPOSITS AND AVERAGE RATES PAID
                                            ---------------------------------------------------------------------------------------

(Dollars in thousands)                                                        Year Ended December 31,
                                            ---------------------------------------------------------------------------------------
                                                         2005                          2004                         2003
                                            ----------------------------  ----------------------------  ---------------------------
Noninterest bearing demand                       $ 19,563         0.00%        $ 10,889         0.00%        $ 6,770         0.00%
Interest bearing demand                             2,422         0.67%           1,824         0.24%          1,119         0.34%
Money market                                       16,129         1.68%          14,084         0.71%         14,114         0.96%
Savings                                               448         0.50%             223         0.25%            307         0.52%
Certificates of deposit of $100,000 or more        29,426         3.10%          15,534         2.58%         11,918         2.95%
Other time deposits                                 5,936         3.39%           2,059         3.07%            253         1.64%
                                            --------------  ------------  -------------- -------------  -------------  ------------
Balance, end of period                           $ 73,924         1.90%        $ 44,613         1.04%       $ 34,481         1.44%
                                            ==============  ============  ============== =============  =============  ============

The following table indicates the amount of the Bank's certificates of deposit of $100,000 or more by time remaining to maturity as of December 31, 2005.

CERTIFICATE OF DEPOSIT ($100,000 OR >) MATURITY SCHEDULE AT DECEMBER 31, 2005
--------------------------------------------------------------------------------
(Dollars in thousands)
        Due in:   3 MONTHS OR LESS                                     $ 20,627
                  OVER 3 MONTHS THROUGH 6 MONTHS                          5,702
                  OVER 6 MONTHS THROUGH 12 MONTHS                         6,550
                  OVER 12 MONTHS                                          7,818
                                                                      ---------
                                                                       $ 40,697
                                                                      =========

            In addition, the Bank offers Securities Sold under Repurchase Agreement/Sweep accounts to its commercial clientele. Although these funds are technically not deposit liabilities, they are nonetheless an ongoing source of core funding and contribute significantly to the Bank's liquidity management. At December 31, 2005, the Bank had $6.0 million in such funding; by comparison, the December 31, 2004 and 2003 totals were $3.1 million and $4.7 million respectively.

            The following table provides information regarding the Company's short-term borrowings for the periods indicated. See Note 7 to the Consolidated Financial Statements for additional information regarding the Company's borrowings.

                                                                         SHORT-TERM BORROWINGS1/
                                      ---------------------------------------------------------------------------------------------

(Dollars in thousands)                       Maximum
                                              Amount                                                                     Ending
                                          Outstanding at         Average          Average             Ending            Average
                                          Any Month End          Balance           Rate              Balance              Rate
                                         ---------------       -----------      -----------       -------------        ----------
Year ended December 31, 2005                 $ 6,010            $ 3,003            1.20%             $ 6,010              2.09%
Year Ended December 31, 2004                   7,284              4,198            0.60%               3,086              0.41%
Year Ended December 31, 2003                   9,763              4,734            0.69%               4,694              0.37%

1/ Short-term borrowings consist of customer repurchase agreements, federal funds purchased and Treasury Tax and Loan balances.

         The Bank may draw upon $3.7 million Federal funds borrowing facilities from other financial institutions. At December 31, 2005, no amounts were outstanding under these facilities. The Company believes its levels of liquidity and capital are adequate to conduct the business of the Company and Bank.

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

                          INTEREST RATE RISK MANAGEMENT

            Banks and other financial institutions are dependent upon net interest income, the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities. Changes in interest rates inevitably have an impact on interest income. GAP, a measure of the difference in volume between interest bearing assets and interest bearing liabilities, is a means of monitoring the sensitivity of a financial institution to changes in interest rates. The chart below provides an indicator of the rate sensitivity of the Company. A positive GAP indicates the degree to which the volume of repriceable assets exceeds repriceable liabilities in particular time periods. The Company has a positive GAP of 16.6% out to three months and a cumulative positive GAP of 6.1% out to 12 months, an asset sensitive position, which would generally indicate increased net interest income in a rising rate environment. However, this measurement of interest rate risk sensitivity represents a static position as of a single day and is not necessarily indicative of the interest rate risk position at any other point in time, does not take into account the sensitivity of yields and costs of specific assets and liabilities to changes in market rates, and does not take into account the specific timing of when changes to a specific asset or liability will occur.

            Management has carefully considered its strategy to maximize interest income by reviewing interest rate levels and economic indicators. The positive GAP position out three months noted above exceeds the policy limits established as part of the Asset/Liability Policy; however, the relevant factors justifying the exception have been thoroughly discussed with the Board of Directors and management believes that existing strategies are appropriate to current economic and interest rate trends.

                                                                              GAP ANALYSIS
                                          -----------------------------------------------------------------------------------------
(Dollars in thousands)
                                             0-3           4-12            1-3             3-5           Over
                                           Months         Months          Years           Years         5 Years         Total
                                          ------------   ------------   -------------   ------------   ------------   -------------
Interest-earning assets:
      Federal funds sold                     $ 20,671            $ -             $ -            $ -            $ -        $ 20,671
      Investment securities                       996          4,940           4,937              -              -          10,873
      Loans                                    39,345          4,492           6,992         12,636         12,989          76,454
                                          ------------   ------------   -------------   ------------   ------------   -------------
   Total interest-earning assets               61,012          9,432          11,929         12,636         12,989         107,998
                                          ------------   ------------   -------------   ------------   ------------   =============

Interest-bearing liabilities:
      Money market deposit accounts            17,248              -               -              -              -          17,248
      NOW accounts                              6,331              -               -              -              -           6,331
      Savings                                     402              -               -              -              -             402
      Certificates of deposit                  20,627         12,252           7,818              -              -          40,697
      Other time deposits                         272          3,036           2,252              -              -           5,560
      Repurchase agreements                     6,010              -               -              -              -           6,010
                                          ------------   ------------   -------------   ------------   ------------   -------------
    Total interest-bearing liabilities         50,890         15,288          10,070              -              -        $ 76,248
                                          ------------   ------------   -------------   ------------   ------------   =============

GAP                                            10,122         (5,856)          1,859         12,636         12,989

CUMULATIVE GAP                               $ 10,122        $ 4,266         $ 6,125       $ 18,761       $ 31,750
                                          ============   ============   =============   ============   ============

CUMULATIVE GAP TO CUMULATIVE
      INTEREST-EARNING ASSETS                  16.59%          6.06%           7.44%         19.75%         29.40%

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

                      MARKET FOR COMMON STOCK AND DIVIDENDS

            Since March 1, 2005, the Company's Common Stock has been listed for trading on the Nasdaq Capital Market (formerly known as the Nasdaq Small Cap Market) under the symbol "CFMB." Prior to that date, the Company's Common Stock was not traded on any organized exchange or on the Nasdaq National Market or the Nasdaq Capital Market. The following table sets forth the high and low bid prices for the Common Stock during each calendar quarter since the first quarter of 2003. These quotations reflect inter-dealer prices, without retail markup, markdown or commission, and may not represent actual transactions. These quotations do not necessarily reflect the intrinsic or market values of the Common Stock. As of December 31, 2005, there were 1,803,583 shares of Common Stock outstanding, held by approximately 307 shareholders of record.

                                                                             STOCK PRICE TABLE
                         -------------------------------------------------------------------------------------------------------

                                           2005                                 2004                                2003
                                     ------------------                   -----------------                   ------------------
                             High                Low              High             Low                High              Low
                         ------------     -------------      -------------     ------------       ------------     -------------
First Quarter              $ 13.50             $ 11.50           $ 9.25           $ 9.00             $ 8.50            $ 8.25
Second Quarter             $ 11.80             $ 11.00           $ 9.50           $ 9.25             $ 8.75            $ 8.25
Third Quarter              $ 12.60             $ 11.40           $ 9.50           $ 9.13             $ 8.75            $ 8.25
Fourth Quarter             $ 13.70             $ 12.25          $ 13.00           $ 9.65             $ 9.25            $ 8.75

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

                              FINANCIAL STATEMENTS

            The audited financial statements for the Company as of December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005 are included herewith.

                    [Letterhead of Trice Geary & Myers, LLC]

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Directors
CommerceFirst Bancorp, Inc. and Subsidiary
Annapolis, Maryland

We have audited the accompanying consolidated balance sheets of CommerceFirst Bancorp, Inc. and subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CommerceFirst Bancorp, Inc. and subsidiary as of December 31, 2005 and 2004, and the consolidated results of their operations and their consolidated cash flows for each of the years in the three-year period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.


/s/ Trice Geary & Myers, LLC

Salisbury, Maryland
January 20, 2006

                   COMMERCEFIRST BANCORP, INC. AND SUBSIDIARY
                           Consolidated Balance Sheets

-----------------------------------------------------------------------------------------------------------------
December 31,                                                                          2005              2004
-----------------------------------------------------------------------------------------------------------------
                                                            ASSETS

 Cash and due from banks                                                          $ 3,625,647        $ 3,196,520
 Federal funds sold                                                                20,671,899         14,202,382
                                                                               ---------------     --------------
       Cash and cash equivalents                                                   24,297,546         17,398,902
 Investment securities available for sale, at fair value                           10,873,547          4,978,100
 Federal Reserve Bank stock, at cost                                                  402,450            195,900
 Atlantic Central Bankers Bank stock, at cost                                          37,000             37,000
 Maryland Financial Bank stock, at cost                                                25,000             25,000
 Loans, less allowance for credit losses
      2005 $1,615,108;  2004 $1,153,874                                            75,043,570         51,017,418
 SBA loans held for sale, at fair value                                               323,066            759,056
 Premises and equipment, at cost, less
       accumulated depreciation                                                       164,385            184,832
 Accrued interest receivable on loans and investment securities                       406,854            233,946
 Deferred tax asset                                                                   651,837            876,084
 Other assets                                                                         319,694            246,292
                                                                               ---------------     --------------

                 TOTAL ASSETS                                                   $ 112,544,949       $ 75,952,530
                                                                               ===============     ==============

                                                LIABILITIES AND STOCKHOLDERS' EQUITY

 Liabilities:
 Deposits:
       Noninterest-bearing demand                                                $ 17,930,847       $ 20,691,315
       Interest-bearing                                                            70,236,500         45,037,635
                                                                               ---------------     --------------
                 Total deposits                                                    88,167,347         65,728,950
 Securities sold under agreements to repurchase                                     6,010,222          3,086,450
 Accrued interest payable on deposits                                                  58,912             36,412
 Other liabilities                                                                    945,394            326,617
                                                                               ---------------     --------------
                 TOTAL LIABILITIES                                                 95,181,875         69,178,429
                                                                               ---------------     --------------

 COMMITMENTS, CONTINGENCIES AND SUBSEQUENT EVENT

 Stockholders' equity:
 Common stock, par value $.01, authorized 4,000,000 shares;
       issued and outstanding 2005 1,803,583 shares;
       2004 822,250 shares                                                             18,036              8,223
 Surplus                                                                           17,683,450          8,099,012
 Accumulated deficit                                                                 (272,375)        (1,305,795)
 Accumulated other comprehensive loss                                                 (66,037)           (27,339)
                                                                               ---------------     --------------
                 TOTAL STOCKHOLDERS' EQUITY                                        17,363,074          6,774,101
                                                                               ---------------     --------------

                TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                      $ 112,544,949       $ 75,952,530
                                                                               ===============     ==============

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                       COMMERCEFIRST BANCORP, INC. AND SUBSIDIARY
                           Consolidated Statements of Income

----------------------------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                                                            2005             2004           2003
----------------------------------------------------------------------------------------------------------------------------

Interest income on:
      Loans, including fees                                                      $4,949,541      $ 2,754,729      2,252,608
      U.S. Treasury securities                                                      275,168          169,304        192,070
      Other investments                                                              20,923           10,242          8,700
      Federal funds sold                                                            393,253           66,103         35,177
                                                                                ------------    -------------    -----------
               Total interest income                                              5,638,885        3,000,378      2,488,555
                                                                                ------------    -------------    -----------

INTEREST EXPENSE ON:
      Deposits                                                                    1,402,736          568,954        497,640
      Securities sold under agreements to repurchase                                 35,993           18,141         31,044
      Short-term borrowings                                                               -              790          1,689
                                                                                ------------    -------------    -----------
               Total interest expense                                             1,438,729          587,885        530,373
                                                                                ------------    -------------    -----------

               NET INTEREST INCOME                                                4,200,156        2,412,493      1,958,182

PROVISION FOR CREDIT LOSSES                                                         360,000          590,000        270,000
                                                                                -----------    -------------    -----------

               NET INTEREST INCOME AFTER
                  PROVISION FOR CREDIT LOSSES                                     3,840,156        1,822,493      1,688,182
                                                                                ------------    -------------    -----------

OTHER INCOME:
      Service charges on deposit accounts                                           294,634          310,896        327,079
      Gains on sale of SBA loans                                                    329,887          273,497              -
                                                                                ------------    -------------    -----------
               Total other income                                                   624,521          584,393        327,079
                                                                                ------------    -------------    -----------

OTHER EXPENSES:
      Salaries and employee benefits                                              1,732,805        1,321,179      1,123,714
      Legal and professional                                                        111,576           64,754         78,760
      Loan collection expenses                                                       27,974           28,713         23,160
      Rent and occupancy                                                            254,199          223,892        197,488
      Marketing and business development                                             53,196           44,112         28,064
      Insurance                                                                      33,953           33,820         29,218
      Data processing                                                                72,161           56,468         50,815
      Support services                                                              164,403          131,906         96,896
      Correspondent service charges                                                  36,019           28,414         21,433
      Office supplies                                                                42,810           38,286         24,593
      Depreciation and amortization                                                  83,331           79,793        100,983
      Other expenses                                                                160,675          127,754         97,553
                                                                                ------------    -------------    -----------
               Total other expenses                                               2,773,102        2,179,091      1,872,677
                                                                                ------------    -------------    -----------

INCOME BEFORE INCOME TAXES                                                        1,691,575          227,795        142,584

FEDERAL AND STATE INCOME TAX (EXPENSE) BENEFIT                                     (658,155)         862,000              -
                                                                                ------------    -------------    -----------

NET INCOME                                                                       $1,033,420      $ 1,089,795      $ 142,584
                                                                                ============    =============    ===========

BASIC EARNINGS PER SHARE OF COMMON STOCK                                             $ 0.63           $ 1.33         $ 0.17
                                                                                ============    =============    ===========

DILUTED EARNINGS PER SHARE OF COMMON STOCK                                           $ 0.62           $ 1.33         $ 0.17
                                                                                ============    =============    ===========

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                       COMMERCEFIRST BANCORP, INC. AND SUBSIDIARY
         Consolidated Statements of Changes in Stockholders' Equity and
                          Comprehensive Income (Loss)
                      Years Ended December 31, 2005, 2004 and 2003

                                                                                                      Accumulated
                                                          Common                                        Other             Total
                                                          Stock                        Accumulated   Comprehensive    Stockholders'
                                                       (Par Value)        Surplus        Deficit     Income (Loss)       Equity
                                                       -----------    -------------   ------------   ------------------------------

Balances, December 31, 2002                               $ 8,223      $ 8,099,012    $(2,538,174)        $ 56,815     $ 5,625,876

Comprehensive loss:
      Net loss                                                  -                -        142,584                -         142,584
      Other comprehensive loss, net of tax:
        Unrealized holding losses on securities
        available for sale arising during the period            -                -              -          (17,390)        (17,390)
                                                                                                                      -------------
Total comprehensive income                                                                                                 125,194
                                                       -----------    -------------   ------------   --------------   -------------

Balances, December 31, 2003                                 8,223        8,099,012     (2,395,590)          39,425       5,751,070
                                                       -----------    -------------   ------------   --------------   -------------

Comprehensive income:
      Net income                                                -                -      1,089,795                -       1,089,795
      Other comprehensive loss, net of tax:
        Unrealized holding losses on securities
        available for sale arising during the period            -                -              -          (66,764)        (17,390)
                                                                                                                      -------------
Total comprehensive income                                                                                               1,072,405
                                                       -----------    -------------   ------------   --------------   -------------

BALANCES, DECEMBER 31, 2004                                 8,223        8,099,012     (1,305,795)         (27,339)      6,774,101
                                                       -----------    -------------   ------------   --------------   -------------

COMPREHENSIVE INCOME:
      NET INCOME                                                -                -      1,033,420                -       1,033,420
      OTHER COMPREHENSIVE LOSS, NET OF TAX:
        UNREALIZED HOLDING LOSSES ON SECURITIES
        AVAILABLE FOR SALE ARISING DURING THE PERIOD            -                -              -          (38,698)        (38,698)
                                                                                                                      -------------
Total comprehensive income                                                                                                 994,722
                                                                                                                      -------------
      Issuance of common stock                              9,813       10,294,184              -                -      10,303,997
      Costs of raising capital                                  -         (709,746)             -                -        (709,746)
                                                       -----------    -------------   ------------   --------------   -------------

Balances, December 31, 2005                              $ 18,036      $17,683,450     $ (272,375)       $ (66,037)   $ 17,363,074
                                                       ===========    =============   ============   ==============   =============

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                        COMMERCEFIRST BANCORP, INC. AND SUBSIDIARY
                          Consolidated Statements of Cash Flows
                       Years Ended December 31, 2005, 2004 and 2003

-------------------------------------------------------------------------------------------------------------------------------
                                                                                     2005             2004             2003
-------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
      Net income                                                                 $ 1,033,420      $ 1,089,795        $ 142,584
      Adjustments to reconcile net income to net cash
         provided by operating activities:
           Depreciation, amortization and accretion                                   20,411           88,976          112,444
           Deferred income tax expense (benefit)                                     244,182         (862,000)               -
           Provision for credit losses                                               360,000          590,000          270,000
           Provision for losses on unfunded commitments                                6,000            6,000            6,000
           Change in assets and liabilities:
                Increase in accrued interest receivable                             (172,908)         (61,135)         (37,030)
                Decrease (increase) in SBA loans held for sale, net                  435,990         (759,056)               -
                (Decrease) increase in other assets                                  (73,402)        (121,276)          89,584
                Increase (decrease) in accrued interest payable                       22,500           18,703           (4,536)
                Increase in other liabilities                                        612,777          101,541           53,845
                                                                                -------------   --------------   --------------

                      Net cash provided by operating activities                    2,488,970           91,548          632,891
                                                                                -------------   --------------   --------------

CASH FLOWS FROM INVESTING ACTIVITIES:
      Purchases of available for sale securities                                 (11,891,160)      (3,001,250)      (2,032,500)
      Maturities of available for sale securities                                  6,000,000        5,000,000                -
      Purchases of MFB stock                                                               -                -          (25,000)
      Purchases of FRB stock                                                        (206,550)         (63,450)               -
      Proceeds from sale of FRB stock                                                      -                -            7,000
      Increase in loans, net                                                     (24,386,152)     (18,919,524)      (3,127,280)
      Purchases of premises and equipment                                            (62,884)        (174,001)         (15,476)
                                                                                -------------   --------------   --------------

                     Net cash used by investing activities                       (30,546,746)     (17,158,225)      (5,193,256)
                                                                                -------------   --------------   --------------

CASH FLOWS FROM FINANCING ACTIVITIES:
      (Decrease) increase in noninterest-bearing deposits, net                    (2,760,468)      11,304,085        3,811,430
      Increase in time deposits, net                                              25,198,865       13,811,525        1,875,856
      Increase (decrease) in securities sold under agreements
            to repurchase, net                                                     2,923,772       (1,607,429)        (632,067)
      Issuance of common stock                                                    10,303,997                -                -
      Costs of raising capital                                                      (709,746)               -                -
                                                                                -------------   --------------   --------------

                     Net cash provided by financing activities                    34,956,420       23,508,181        5,055,219
                                                                                -------------   --------------   --------------

INCREASE IN CASH AND CASH EQUIVALENTS                                              6,898,644        6,441,504          494,854

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                      17,398,902       10,957,398       10,462,544
                                                                                -------------   --------------   --------------

CASH AND CASH EQUIVALENTS, END OF YEAR                                           $24,297,546     $ 17,398,902     $ 10,957,398
                                                                                =============   ==============   ==============

SUPPLEMENTAL CASH FLOWS INFORMATION:
      Interest paid                                                              $ 1,416,229        $ 569,182        $ 534,909
      Total decrease in unrealized appreciation
          on available for sale securities                                           (58,633)        (101,158)         (26,349)


The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            CommerceFirst Bank (the "Bank") provides financial services to individuals and corporate customers located in Anne Arundel County and surrounding areas of Central Maryland, and is subject to competition from other financial institutions. The Bank is also subject to the regulations of certain Federal and State of Maryland (the "State") agencies and undergoes periodic examinations by those regulatory authorities. The accounting policies of the Bank conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry.

            Significant accounting policies not disclosed elsewhere in the consolidated financial statements are as follows:

            Principles of Consolidation:

            The consolidated financial statements include the accounts of CommerceFirst Bancorp, Inc. (the "Company") and its subsidiary, CommerceFirst Bank. Intercompany balances and transactions have been eliminated. The Parent Only financial statements (see Note 18) of the Company account for the subsidiary using the equity method of accounting.

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

            Securities Held to Maturity:

            Bonds, notes and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the effective interest rate method over the period to maturity. Securities transferred into held to maturity from the available for sale portfolio are recorded at fair value at time of transfer with unrealized gains or losses reflected in equity and amortized over the remaining life of the security. The Bank has no investment securities classified as held to maturity as of December 31, 2005 and 2004.

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

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

            Unearned Discounts and Servicing Rights of SBA Loans Sold:

            The Bank generally sells the SBA-guaranteed portions of its SBA loans in the secondary market. In connection with such sales, the Bank receives a cash premium related to the guaranteed portion being sold. A portion of the cash premium received from the sale of the guaranteed portion of the SBA loan is deferred as a discount on retained premiums based on the relative fair value of the guaranteed and unguaranteed portions to the total loan and the remainder is recognized as a gain at the time of the sale. The resulting unearned discount is recognized in interest income using an adjustable interest method.

            SBA loan servicing rights are initially valued by allocating the total cost between the loan and the servicing right based on their relative fair values. Since sales of SBA loans tend to occur in private transactions and the precise terms and conditions of the sales are typically not readily available, there is a limited market to refer to in determining the fair value of these servicing rights. As such, the Bank relies primarily on a discounted cash flow model to estimate the fair value of its servicing rights. This model calculates estimated fair value of these servicing rights by utilizing certain key characteristics such as interest rates, type of product (fixed vs. variable), age (new, seasoned, moderate), and other factors. The Bank uses assumptions in the model that it believes are comparable to those used by brokers and other service providers. The Bank also compares its estimates of fair value and

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            assumptions to recent market activity and against its own experience. The resulting servicing rights are recognized in other non-interest expense using on adjustable interest method.

            Reserve for Unfunded Commitments:

            The reserve for unfunded commitments is established through a provision for unfunded commitments charged to other expenses. The reserve is calculated by utilizing the same methodology and factors as the allowance for credit losses. The reserve, based on evaluations of the collectibility of loans and prior loan loss experience, is an amount that management believes will be adequate over time to absorb possible losses on unfunded commitments (off-balance sheet financial instruments) that may become uncollectible in the future.

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

            Long-Lived Assets:

            The carrying value of long-lived assets and certain identifiable intangibles is reviewed by the Bank for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, as prescribed in SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. As of December 31, 2005 and 2004, certain loans existed in which management considered impaired (see Note 3).

            Income Taxes:

            The provision for Federal and State income taxes is based upon the results of operations, adjusted for tax-exempt income. Deferred income taxes are provided by applying enacted statutory tax rates to temporary differences between financial and taxable bases.

            Temporary differences, which give rise to deferred tax assets, relate principally to the allowance for credit losses and unrealized losses on securities available for sale.

            Temporary differences, which give rise to deferred tax liabilities, relate principally to accumulated depreciation.

            Securities Sold Under Agreements to Repurchase:

            Securities sold under agreements to repurchase are comprised of customer deposit agreements with daily maturities. These obligations are not federally insured, but are collateralized by a security interest in various investment securities. These pledged securities are segregated and maintained by a third-party institution. The amortized cost of these securities at December 31, 2005 and 2004 was $7,973,603 and $5,019,523, respectively. The fair value of these securities at December 31, 2005 and 2004 was $7,899,348 and $4,978,100, respectively. The securities sold under agreements to repurchase were fully collateralized as of December 31, 2005 and 2004.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            Credit Risk:

            The Bank has deposits in other financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). The Bank had deposits and Federal funds sold of approximately $23,654,000 and $17,079,000 with three financial institutions as of December 31, 2005 and 2004, respectively.

            Cash and Cash Equivalents:

            The Bank has included cash and due from banks and Federal funds sold as cash and cash equivalents for the purpose of reporting cash flows.

            Earnings per common share:

            Basic earnings per common share is determined by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share is calculated including the average dilutive common stock equivalents outstanding during the period, using the treasury stock method, unless they are anti-dilutive. Potential future dilutive common equivalent shares consist of stock options and warrants.

            Financial Statement Presentation:

            Certain amounts in the prior years' consolidated financial statements have been reclassified to conform to the current year's presentation.


NOTE 2. INVESTMENT SECURITIES

            Investment securities are summarized as follows:


                                                                                   Gross        Gross
                                                                    Amortized   Unrealized    Unrealized      Fair
                                                                      Cost         Gains        Losses        Value
                                                                -------------   -----------   -----------   ------------
            DECEMBER 31, 2005

            AVAILABLE FOR SALE:
                   U.S. TREASURY (DUE WITHIN ONE YEAR)           $ 5,961,682           $ -     $ (25,735)   $ 5,935,947
                   U.S. TREASURY (DUE OVER ONE
                      TO FOUR YEARS)                               5,011,921             -       (74,321)     4,937,600
                                                                -------------   -----------   -----------   ------------

                                                                $ 10,973,603           $ -    $ (100,056)   $10,873,547
                                                                =============   ===========   ===========   ============

            December 31, 2004

            Available for sale:

            U.S. Treasury (due over one
                to four years)                                   $ 5,019,523           $ -     $ (41,423)   $ 4,978,100
                                                                =============   ===========   ===========   ============

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            The gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2005 are as follows:


                       Less than 12 months           12 months or more             Total
                    ------------------------   ------------------------   --------------------------
                       Fair       Unrealized       Fair      Unrealized      Fair        Unrealized
                       Value         Loss         Value         Loss         Value          Loss
                    -----------   ----------   -----------   ----------   ------------   -----------
U.S. Treasury       $ 5,930,247    $ 31,628    $ 4,943,300    $ 68,428    $ 10,873,547   $ 100,056
                    ===========   ==========   ===========   ==========   ============   ===========

            For individual securities classified as either available for sale or held to maturity, the Bank must determine whether a decline in fair value below the amortized cost basis is other than temporary. If the decline in fair value is considered to be other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings (that is, accounted for as a realized loss). On December 31, 2005, the Bank held three investment securities having continuous unrealized loss positions for more than 12 months. Management has determined that all unrealized loss positions as of December 31, 2005 are temporary unrealized losses relating to changes in interest rates. The Bank has the ability and intent to hold these securities for the time necessary to recover the amortized costs.

            Management's evaluation of the securities portfolio indicates that securities in an unrealized loss position for more than twelve months is not related to any credit risk concerning the securities but relates to actual yields on these investments versus current market returns.


NOTE 3. LOANS

            Major categories of loans are as follows:

                                                    2005             2004
                                                -------------    -------------

            Commercial mortgages                $ 38,516,360     $ 22,301,254
            Commercial demand and time            38,231,773       29,945,099
                                                -------------    -------------
                                                  76,748,133       52,246,353
            Unearned income on loans                 (89,455)         (75,061)
                                                -------------    -------------
                                                  76,658,678       52,171,292
            Allowance for credit losses           (1,615,108)      (1,153,874)
                                                -------------    -------------

                                                $ 75,043,570     $ 51,017,418
                                                =============    =============

            The Bank makes business loans to customers located primarily in Anne Arundel County and surrounding areas of Central Maryland. Although the loan portfolio is diversified, its performance will be influenced by the economy of the region.

            Executive officers, directors, and their affiliated interests enter into business loan transactions with the Bank in the ordinary course of business. These loans are made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with unrelated borrowers. They do not involve more than normal risk of collectibility or present other unfavorable terms. At December 31, 2005 and 2004, such loans outstanding totaled $5,662,565 and $6,316,028, respectively. During 2005 and 2004, loan additions were $855,643 and $3,737,381, respectively. During 2005 and 2004, loan repayments were $1,509,106 and $1,614,777, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            The allowance for credit losses is as follows:

                                                    2005            2004           2003
                                               -------------   -------------    -----------
            Balance, beginning of year          $ 1,153,874       $ 604,100      $ 655,359
            Provision for credit losses             360,000         590,000        270,000
            Recoveries                              116,000          32,458         11,500
            Loans charged off                       (14,766)        (72,684)      (332,759)
                                               -------------   -------------    -----------

            Balance, end of year                $ 1,615,108     $ 1,153,874      $ 604,100
                                               =============   =============    ===========

            Loans on which the accrual of interest has been discontinued amounted to $591,885 and $1,057,150 at December 31, 2005 and 2004,
            respectively. Interest that would have been accrued under the terms of these loans totaled $68,593 and $48,543 for the years ended December 31, 2005 and 2004, respectively. The Bank has no commitments to loan additional funds to the borrowers of impaired or non-accrual loans.

            Information regarding loans classified by the Bank as impaired is summarized as follows:

                                                                                      2005        2004
                                                                                   ---------  -----------
            Loans classified as impaired, with a valuation allowance               $ 591,885  $ 1,057,150
            Allowance for credit losses on impaired loans                            434,385      369,451
            Average balance of impaired loans during year                            620,942      724,290

            According to management, the Bank has no investments in troubled debt restructurings as of December 31, 2005 and 2004.

NOTE 4. PREMISES AND EQUIPMENT

            A summary of premises and equipment is as follows:

                                                           Useful lives       2005           2004
                                                          -------------   -----------    -----------
            Equipment                                       3-5 years      $ 323,104      $ 271,868
            Furniture and fixtures                           5 years         125,419        119,436
            Leasehold improvements                          4-5 years        122,609        120,845
            Software                                         3 years         173,892        169,991
                                                                          -----------    -----------
                                                                             745,024        682,140
            Accumulated depreciation and amortization                       (580,639)      (497,308)
                                                                          -----------    -----------

                                                                           $ 164,385      $ 184,832
                                                                          ===========    ===========

            Depreciation expense was $63,183, $66,779 and $70,074 for the years ended December 31, 2005, 2004 and 2003, respectively. Amortization of software was $20,148, $13,014, and $30,909 for the years ended December 31, 2005, 2004 and 2003, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            During 2005, the Company renewed its lease for the facility that serves as the executive offices for the Company and as the main banking office for the Bank. The facility, which is approximately 8,100 square feet and located in Annapolis, Maryland, is leased by the Company through April 2010, with two remaining five year renewal options, with annual increases of 3%. The Company leases another facility to serve as a branch banking office. The facility, which is approximately 2,100 square feet and located in Lanham, Maryland, is leased by the Company through August 2014, with a five year early termination option, with annual increases of 3%. In 2005, the Company entered into a lease agreement for a facility to serve as an additional branch banking office. The facility, which is approximately 2,600 square feet and located in Glen Burnie, Maryland, is leased by the Company through July 2011,with a sixty day early occupancy agreement, with annual increases of 3% and payments to begin August of 2006. In addition, the Company leases an office located in Ellicott City, Maryland, on a month to month basis. Total rent expense, including pro-rata portions of property taxes and maintenance expenses, relating to these agreements, was $223,222, $199,113, and $178,008 for the years ended December 31,
            2005, 2004 and 2003, respectively.


NOTE 5. SBA LOAN SERVICING RIGHTS


            Information regarding changes in SBA loan servicing rights, included in other assets, is summarized as follows:

                                                            2005         2004
                                                         ---------    ---------

            Balance, beginning of year                   $ 41,273          $ -
            Addition of SBA loan servicing rights          59,900       44,149
            Amortization                                  (12,632)      (2,876)
                                                         ---------    ---------

            Balance, end of year                         $ 88,541     $ 41,273
                                                         =========    =========

            The total balance of loans being serviced by the Bank was $5,332,829 and $2,414,571 at December 31, 2005 and 2004, respectively.

            At December 31, 2005, management did not deem it necessary to establish a valuation allowance for loan servicing rights.


NOTE 6. DEPOSITS

            Major classifications of interest-bearing deposits are as follows:

                                                               2005               2004
                                                         --------------     --------------
            NOW                                            $ 6,331,349        $ 2,211,906
            Money Market                                    17,247,770         13,575,039
            Savings                                            401,661            479,752
            Certificates of Deposit, $100,000 or more       40,696,865         22,795,721
            Other time deposits                              5,558,855          5,975,217
                                                         --------------     --------------
                                                          $ 70,236,500       $ 45,037,635
                                                         ==============     ==============

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            Interest expense on interest-bearing deposits, by category, is as follows:

                                                            2005         2004        2003
                                                       ------------   ----------  ----------
            NOW                                           $ 16,165      $ 4,294     $ 3,762
            Money Market                                   271,701       99,648     136,068
            Savings                                          2,238          556       1,587
            Certificates of Deposit, $100,000 or more      911,692      401,172     352,085
            Other time deposits                            200,940       63,284       4,138
                                                       ------------   ----------  ----------

                                                       $ 1,402,736    $ 568,954   $ 497,640
                                                       ============   ==========  ==========

            At December 31, 2005, the scheduled maturities of time deposits are approximately as follows:

                                 2005
                            --------------

                2006         $ 36,185,660
                2007            6,166,892
                2008            3,903,168
                            --------------
                             $ 46,255,720
                            ==============

            Deposit and repurchase agreement balances of executive officers and directors and their affiliated interests totaled approximately $9,965,000 and $9,380,000 at December 31, 2005 and 2004,
            respectively.

            Included in Certificates of Deposit, $100,000 or more and other time deposits are $6,437,000 and $6,335,357 of brokered certificates with weighted average interest rates of 4.04% and 3.43% at December 31, 2005 and 2004, respectively.

            The Bank has a concentration exposure to one entity. At December 31, 2005, that entity owned or controlled approximately $19.8 million in deposits, or 22.4% of the deposit base. The entity is principally engaged in transportation management, specializing in provision of emergency or other high priority services to government agencies. The banking relationship with the President of the Bank is longstanding, has grown significantly over the past year and is believed to be good. The entity has advised the Bank that approximately $8 million will be withdrawn in early 2006 to retire payables. The Company does not believe that the withdrawal of deposits represents a negative indication with respect to the relationship, and it believes that it has adequate sources of liquidity to replace such deposits without significant additional expense, although there can be no assurance of this.


NOTE 7. SHORT-TERM BORROWINGS

            The Bank has received approval of unsecured credit facilities for short-term liquidity needs from financial institutions of $3,700,000 and $2,200,000 at December 31, 2005 and 2004, respectively. There were no borrowings outstanding under these credit arrangements at December 31, 2005 and 2004.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8. OTHER OPERATING EXPENSES

            Other operating expenses include the following:

                                                                                    2005            2004           2003
                                                                              -----------     -----------     ----------
            Courier                                                             $ 12,355         $ 4,515        $ 2,209
            Internet charges                                                       9,888           9,580          9,400
            Loan fees - SBA                                                       10,764          14,347         17,196
            Postage                                                               19,515          16,409         13,337
            Repairs and maintenance                                                6,896           8,622          4,577
            Provision for losses on unfunded commitments                           6,000           6,000          6,000
            Telephone                                                             13,053          11,053         10,392
            Other                                                                 82,204          57,228         34,442
                                                                              -----------     -----------     ----------

                                                                               $ 160,675       $ 127,754       $ 97,553
                                                                              ===========     ===========     ==========

NOTE 9. INCOME TAXES

            Income tax expense (benefit) components are as follows:

                                                                                           2005             2004
                                                                                       -----------     ------------
            Current:
                  Federal                                                               $ 350,888              $ -
                  State                                                                    63,085                -
                                                                                       -----------     ------------
                      Total current                                                       413,973                -
                                                                                       -----------     ------------
            Deferred income taxes (benefits):
                  Federal                                                                 198,139           67,181
                  State                                                                    46,043           14,873
                  Decrease in valuation allowance                                               -         (944,054)
                                                                                       -----------     ------------
                     Total deferred                                                       244,182         (862,000)
                                                                                       -----------     ------------

                        Income tax expense (benefit)                                    $ 658,155       $ (862,000)
                                                                                       ===========     ============


            A reconciliation of income tax expense (benefit) computed at the statutory rate of 34% to the actual income tax expense (benefit) is as follows:

                                                                                            2005             2004
                                                                                       -------------     ------------
            Income before income tax expense (benefit)                                  $ 1,691,575        $ 227,795
                                                                                       =============     ============

            Tax computed at Federal income tax rate                                       $ 575,136         $ 77,450
            Increase (decrease) resulting from:
                  State income taxes, net of Federal benefit                                 41,636           25,073
                  Benefit of NOL                                                                  -         (944,054)
                  Other                                                                      41,383          (20,469)
                                                                                       -------------     ------------

                      Income tax expense (benefit)                                        $ 658,155       $ (862,000)
                                                                                       =============     ============


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            The components of the net deferred tax assets are as follows:


                                                                                                      2005            2004
                                                                                                   -----------     -----------
            Deferred tax assets:
                  Allowance for credit losses                                                       $ 623,755       $ 445,626
                  Charitable contributions                                                                  -             975
                  Net operating loss carryforwards                                                          -         428,697
                  Net unrealized losses on securities available for sale                               34,019          14,084
                  Reserve for unfunded commitments                                                     11,586           9,269
                                                                                                   -----------     -----------
                                                                                                      669,360         898,651
                                                                                                   -----------     -----------

            Deferred tax liabilities:
                  Accumulated depreciation                                                             17,523          22,567
                                                                                                   -----------     -----------

            Net deferred tax asset                                                                  $ 651,837       $ 876,084
                                                                                                   ===========     ===========



            During the third quarter 2004, management removed the valuation allowance established in 2003 for net deferred tax assets relating to all amounts other than unrealized gains/losses on securities available for sale, as it was more likely than not that the net deferred tax assets would be fully realizable in future years. Operating losses of approximately $1,136,000 were used in 2005 to offset taxable income.


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

            Outstanding loan commitments, unused lines of credit and letters of credit are approximately as follows:


                                                                                        2005               2004
                                                                                   --------------     --------------
             Loan commitments:
                Commercial                                                          $ 17,324,000       $ 10,153,000
                                                                                   ==============     ==============

             Unused lines of credit:
               Commercial lines                                                     $ 20,152,000       $ 11,727,000
                                                                                   ==============     ==============

             Letters of credit:                                                        $ 702,000          $ 397,000
                                                                                   ==============     ==============

            Loan commitments and lines of credit are agreements to lend to customers as long as there is no violation of any conditions of the contracts. Loan commitments generally have interest rates reflecting current market conditions, fixed expiration dates, and may require payment of a fee. Lines of credit generally have variable interest rates. Some of the loan commitments and lines of credit are expected to expire without being drawn upon; accordingly, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral or other security obtained, if deemed necessary by the Bank upon extension of credit, is based on the Bank's credit evaluation. Collateral held varies but may include

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            deposits held in financial institutions, U.S. Treasury securities, other marketable securities, accounts receivable, inventory, property and equipment, personal residences, income-producing commercial properties, and land under development. Personal guarantees are normally obtained to provide added security for certain commitments.

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

            The Bank's exposure to credit loss in the event of nonperformance by the customer is the contractual amount of the commitment. Loan commitments and lines of credit are made on the same terms, including collateral, as outstanding loans. As of December 31, 2005 and 2004, the Bank has accrued $30,000 and $24,000, respectively, for unfunded commitments related to these financial instruments with off balance sheet risk, which is included in other liabilities

            Employment agreements:

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

            Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (as defined in the regulations) of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2005 and 2004 the Company and Bank meet all capital adequacy requirements to which it is subject.

            As of December 31, 2005, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios. There are no conditions or events since that notification that management believes have changed the Bank's category.


            A comparison of capital as of December 31, 2005 and 2004 with minimum requirements is approximately as follows:


                                                                                                           To Be Well Capitalized
                                                                                                                Under Prompt
                                                                                         For Capital          Corrective Action
                                                          Actual                       Adequacy Purposes         Provisions
                                                          Amount       Ratio          Amount       Ratio    Amount        Ratio
                                                          ------       -----          ------       -----    ------        -----
            As of December 31, 2005
                Total Capital
                  (to Risk Weighted Assets)
                  Company                               $18,463,186     22.5%       $6,539,000      8.0%        N/A
                  Bank                                   14,813,613     18.0%        6,537,000      8.0%    $8,171,000     10.0%

                Tier I Capital
                  (to Risk Weighted Assets)
                  Company                                17,429,111     21.2%        3,269,000      4.0%        N/A
                  Bank                                   13,779,538     16.8%        3,268,000      4.0%     4,902,000      6.0%

                Tier I Capital
                  (to Average Assets)
                  Company                                17,429,111     17.3%        4,022,000      4.0%        N/A
                  Bank                                   13,779,538     13.7%        4,021,000      4.0%     5,028,000      5.0%



            As of December 31, 2004
                Total Capital
                  (to Risk Weighted Assets)
                  Company                                $7,500,266     13.5%       $4,437,000      8.0%        N/A
                  Bank                                    7,368,874     13.3%        4,434,000      8.0%    $5,543,000     10.0%

                Tier I Capital
                  (to Risk Weighted Assets)
                  Company                                 6,801,438     12.3%        2,219,000      4.0%        N/A
                  Bank                                    6,670,046     12.0%        2,217,000      4.0%     3,326,000      6.0%

                Tier I Capital
                  (to Average Assets)
                  Company                                 6,801,438     10.6%        2,571,000      4.0%        N/A
                  Bank                                    6,670,046     10.4%        2,570,000      4.0%     3,212,000      5.0%


           During the first quarter of 2005 the Company sold an aggregate of 981,333 additional shares of common stock. Of the shares sold, 175,000 were sold on a rights offering basis to shareholders of record as of December 9, 2004 at a price of $10.50 per share, and 806,333 shares were sold in a public offering also at a price of $10.50 per share. The offerings, which closed on February 28, 2005, raised an aggregate of approximately $9.6 million, net of expenses of the offering, financial advisory fees and underwriter's commission. In March 2005, the Company contributed $6,000,000 to the capital of the Bank. The remaining proceeds of the offerings are available for general corporate purposes, including further contribution to the Bank for use in its lending and investment activities and other operations.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 12. WARRANT AND OPTION PLANS

           At December 31, 2005, outstanding and fully vested warrants totaled 123,337, of which no warrants had been exercised. The exercise price of each warrant is $10 per share and must be exercised, unless earlier called by the Company, not later than 10 years from August 18, 2000. Generally, vested warrants also expire 90 days following the date that the organizer ceases to be a director of the Bank. Warrants may be called by the Company in the event that a merger, sale, acquisition, share exchange or other similar extraordinary event is approved by the Board of Directors of the Company. Upon call by the Company, warrant holders have 90 days in which to exercise their warrants. If they are not exercised, the Company will pay the warrant holder the difference between the exercise price of the warrant and the fair market value of the stock of the Company at the time of the closing of the transaction. In the event that an applicable Federal or state regulatory authority determine that the Bank's capital fails to meet minimum capital requirements, such regulatory authority may direct the Company to call all outstanding warrants. Any warrants not exercised will be thereafter forfeited.

           The Board of Directors of the Company also adopted a stock option plan as a performance incentive for the Bank's officers and key employees. The employment contracts, signed by the Chairman of the Board, President, and Executive Vice President, obligated the Company to issue non-transferable stock options in the amount of 2,500, 10,000, and 7,500, respectively, at an exercise price of $10 per share. At December 31, 2005, all stock options had been issued by the Company and were fully vested, of which no options had been exercised.

           The Company currently applies Accounting Principles Board Opinion
           (APB) No. 25 and related Interpretations in accounting for these plans. Under APB No. 25, recognition of compensation expense for warrants and contractually committed options is not required when they are granted at an exercise price equal to or exceeding the fair market value of the Company's common stock on the grant date. Accordingly, no compensation cost has been recognized in the accompanying Consolidated Financial Statements for these plans. SFAS No. 123, Accounting for Stock-Based Compensation, establishes accounting and reporting standards for stock-based compensation plans. SFAS No. 123 defines a fair value base method of accounting for measuring compensation expense for stock-based plans to be recognized in the statement of income or disclosed in the notes to the financial statements. If compensation cost for the Company's stock-based compensation plan had been determined based on the fair value at the grant date for awards under this plan consistent with the methods outlined in SFAS No. 123, there would be no change in reported net income. See Note 17 for recently issued pronouncement affecting the issuance of future stock options by the Company.

NOTE 13. EMPLOYEE BENEFIT PLANS

           The Bank has employee benefit programs that include health and dental insurance, life and long-term and short-term disability insurance and a 401(k) retirement plan. Under the 401(k) plan, the Bank made a 50% match of eligible employee contributions up to 6% of base salary in 2005 and 2004. The Bank's contributions to the plan, included in salaries and employee benefits, totaled $24,054 and $23,171, for the years ended December 31, 2005 and 2004, respectively.

NOTE 14. INCOME PER COMMON SHARE

            Income per common share are calculated as follows:

                                                                         2005                      2004                    2003
                                                                    -------------             -------------            -----------
             Basic:
                  Net income                                         $ 1,033,420               $ 1,089,795              $ 142,584
                  Basic average common shares outstanding              1,647,645                   822,250                822,250
                  Basic net income per share                         $      0.63               $      1.33              $    0.17
             Diluted:
                  Diluted average common shares outstanding            1,672,928                   822,250                822,250
                  Diluted net income per share                       $      0.62               $      1.33              $    0.17

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15. RELATED PARTY TRANSACTIONS

           The Bank paid $48,467, $57,403, and $29,606 during the years ended December 31, 2005, 2004 and 2003 respectively, to a computer consulting firm of which a Director is also a principal. Expenditures included computer hardware, software, installation, training, and support services.

           The Bank paid $122,949, $113,710, and $94,469 during the years ended December 31, 2005, 2004 and 2003 respectively, for various group insurance benefits for which a Director will ultimately receive commission compensation.

           The Bank paid $8,121, $2,851, and $4,579 during the years ended December 31, 2005, 2004 and 2003 respectively, for office supplies to a company of which a Director is also a principal.

           Expenses of approximately $3,668, $6,313, and $22,946 were paid for legal services with a law firm, of which the Chairman of the Board of the Company is a principal, for the years ended December 31, 2005, 2004 and 2003, respectively.

           All of the above transactions appear to have been consummated on terms equivalent to those that prevail in arms length transactions.


NOTE 16.  FAIR VALUES OF FINANCIAL INSTRUMENTS

           In accordance with the disclosure requirements of SFAS No. 107, the estimated fair value and the related carrying values of the Company's financial instruments are as follows:

                                                                             2005                            2004
                                                                   --------------------------    ----------------------------
                                                                     CARRYING        FAIR           Carrying         Fair
                                                                      AMOUNT        VALUE            Amount         Value
                                                                   --------------------------    ----------------------------
           FINANCIAL ASSETS
                Cash and due from banks                             $3,625,647    $3,625,647      $ 3,196,520    $ 3,196,520
                Federal funds sold                                  20,671,899    20,671,899       14,202,382     14,202,382
                Investment securities available for
                   sale, at fair value                              10,873,547    10,873,547        4,978,100      4,978,100
                FRB stock, at cost                                     402,450       402,450          195,900        195,900
                Other equity investments, at cost                       62,000        62,000           62,000         62,000
                Loans, less allowance for credit losses             75,043,570    75,043,570       51,017,418     51,017,418
                Loans held for sale, at fair value                     323,066       323,066          759,056        759,056
                Accrued interest receivable                            406,854       406,854          233,946        233,946

           FINANCIAL LIABILITIES
                Noninterest-bearing demand                          17,930,847    17,930,847       20,691,315     20,691,315
                Interest-bearing                                    70,236,500    70,236,500       45,037,635     45,037,635
                Securities sold under agreements to
                   repurchase                                        6,010,222     6,010,222        3,086,450      3,086,450
                Accrued interest payable on deposits                    58,912        58,912           36,412         36,412

           For purposes of the disclosures of estimated fair value, the following assumptions were used.

           Loans:

           The fair value of loans is considered to approximate carrying value because of the ability to re-price at short-term intervals.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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


NOTE 17. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

           In March 2004, the FASB issued FASB Interpretation No. 46 (FIN 46R), "Consolidation of Variable Interest Entities (Revised December
           2003)." FIN 46R clarifies certain aspects of FIN 46 and provides certain entities with exemptions from the requirements of FIN 46. FIN 46R requires the consolidation by a business enterprise of variable interest entities (VIE) in which it is the primary beneficiary. FIN 46R also requires the adoption of FIN 46, as of December 31, 2003, for all entities previously considered as special purpose entities and for all VIE's created after January 31, 2003. The Company has assessed applicability of this pronouncement and believes they are currently in compliance with all applicable components of this standard.

           In December 2004, the FASB issued SFAS No. 123, "Share-Based Payment (Revised 2004)." SFAS 123R establishes standards for the accounting for transactions in which an entity (i) exchanges its equity instruments for goods or services, or (ii) incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of the equity instruments. SFAS 123R eliminates the ability to account for stock-based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the date of the grant. SFAS 123R is effective for the Company on January 1, 2006. The Company will transition to fair value based accounting for stock-based compensation using a modified version of prospective application ("modified prospective application"). Under modified prospective application, as it is applicable to the Company, SFAS 123R applies to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered (generally referring to non-vested awards) that are outstanding as of January 1, 2006 must be recognized as the remaining requisite service is rendered during the period of and/or the periods after the adoption of SFAS 123R. The attribution of compensation cost for those earlier awards will be based on the same method and on the same grant-date fair values previously determined for the pro forma disclosures required for companies that did not adopt the fair value accounting method for stock-based employee compensation.

           If additional options are issued, the Company may expect to recognize additional pre-tax, quarterly compensation costs beginning in the first quarter of 2006 as a result of the adoption of SFAS 123R.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           Future levels of compensation cost recognized related to stock-based compensation awards (including the aforementioned expected costs during the period of adoption) may be impacted by new awards and/or modifications, repurchases and cancellations of existing awards before and after the adoption of this standard.

           In November 2005, the FASB issued FASB Staff Position (FSB) 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." This statement provides additional guidance for recognition and measurement provisions for other-than-temporary impairments relating to investment in debt and equity securities that are accounted for under FASB 115. Specifically, the guidance clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if the decision to sell has not been made. The statement also requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The Company believes they are currently in compliance with this pronouncement.


NOTE 18. PARENT COMPANY FINANCIAL INFORMATION

           The Balance Sheets, Statements of Income and Statements of Cash Flows for CommerceFirst Bancorp, Inc. (Parent Only) are presented below:

                                               BALANCE SHEETS
            --------------------------------------------------------------------------------------------------------------------
            December 31,                                                                                2005             2004
            --------------------------------------------------------------------------------------------------------------------
                                                   ASSETS

            Cash                                                                                    $ 3,649,573        $ 75,612
            Investment in CommerceFirst Bank                                                         13,713,501       6,642,709
            Other assets                                                                                      -          55,780
                                                                                                  --------------   -------------

                        TOTAL ASSETS                                                               $ 17,363,074     $ 6,774,101
                                                                                                  ==============   =============

                                             STOCKHOLDERS' EQUITY

            Common stock                                                                               $ 18,036         $ 8,223
            Surplus                                                                                  17,683,450       8,099,012
            Accumulated deficit                                                                        (272,375)     (1,305,795)
            Accumulated other comprehensive loss                                                        (66,037)        (27,339)
                                                                                                  --------------   -------------

                        TOTAL STOCKHOLDERS' EQUITY                                                 $ 17,363,074     $ 6,774,101
                                                                                                  ==============   =============

                               STATEMENTS OF INCOME
                Years Ended December 31, 2005, 2004 and 2003

             -----------------------------------------------------------------------------------------------------------------
                                                                                         2005             2004          2003
             -----------------------------------------------------------------------------------------------------------------

             Income                                                                         $ -             $ -       $ 1,079
             Expenses                                                                   (76,070)        (52,259)      (53,176)
                                                                                   -------------   -------------   -----------
             Loss before equity in income of subsidiary                                 (76,070)        (52,259)      (52,097)
             Net income of subsidiary                                                 1,109,490       1,142,054       194,681
                                                                                   -------------   -------------   -----------

                         NET INCOME                                                 $ 1,033,420     $ 1,089,795     $ 142,584
                                                                                   =============   =============   ===========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               STATEMENTS OF CASH FLOWS
                  Years Ended December 31, 2005, 2004 and 2003

            ---------------------------------------------------------------------------------------------------------------------
                                                                                        2005            2004             2003
            ---------------------------------------------------------------------------------------------------------------------
            CASH FLOWS FROM OPERATING ACTIVITIES:
                 Net income                                                         $ 1,033,420     $ 1,089,795        $ 142,584
                 Adjustments to reconcile net income to net
                     cash used by operating activities:
                        Decrease (increase) in other assets                              55,780         (50,780)             248
                        Net income of subsidiary                                     (1,109,490)     (1,142,054)        (194,681)
                                                                                   -------------   -------------   --------------

                     Net cash used by operating activities                              (20,290)       (103,039)         (51,849)
                                                                                   -------------   -------------   --------------

            CASH FLOWS FROM INVESTING ACTIVITIES:
                 Investment in subsidiary                                            (6,000,000)     (1,000,000)               -
                                                                                   -------------   -------------   --------------

            CASH FLOWS FROM FINANCING ACTIVITIES:
                 Issuance of common stock, net                                       10,303,997               -                -
                 Costs of raising capital                                              (709,746)              -                -
                                                                                   -------------   -------------   --------------

                     Net cash provided by financing activities                        9,594,251               -                -
                                                                                   -------------   -------------   --------------

            INCREASE (DECREASE) IN CASH                                               3,573,961      (1,103,039)         (51,849)

            CASH, BEGINNING OF YEAR                                                      75,612       1,178,651        1,230,500
                                                                                   -------------   -------------   --------------
            CASH, END OF YEAR                                                       $ 3,649,573        $ 75,612      $ 1,178,651
                                                                                   =============   =============   ==============

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 19. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the Consolidated unaudited quarterly results of operations:

                                                                                                 Three Months Ended,
                                          2005                             -------------------------------------------------------
                                  (Dollars in thousands,                   December 31   September 30    June 30     March 31
                                except per share amounts)
                ------------------------------------------------------------------------------------------------------------------
                Interest income                                                $ 1,700        $ 1,492     $ 1,297    $ 1,150
                Interest expense                                                   482            387         311        259
                Net interest income                                              1,218          1,105         986        891
                Provision for credit losses                                         90             90          90         90
                Net income before income tax                                       462            584         352        293
                Federal and state income tax expense                               166            234         145        113
                Net income                                                         296            350         207        180
                Net income per share (basic)                                    $ 0.17         $ 0.20      $ 0.11     $ 0.15
                Net income per share (diluted)                                  $ 0.16         $ 0.20      $ 0.11     $ 0.15


                                                                                                 Three months ended,
                                           2004                            -------------------------------------------------------
                                  (Dollars in thousands,                   December 31   September 30     June 30    March 31
                                except per share amounts)
                ------------------------------------------------------------------------------------------------------------------
                Interest income                                                  $ 939          $ 759       $ 680      $ 623
                Interest expense                                                   205            133         131        119
                Net interest income                                                734            626         549        503
                Provision for credit losses                                         90            410          45         45
                Net income                                                         134            758         124         74
                Net income per share (basic and diluted)                        $ 0.17         $ 0.92      $ 0.15     $ 0.09


                                           2003                                                  Three months ended,
                ------------------------------------------------------------------------------------------------------------------
                                  (Dollars in thousands,                   December 31   September 30     June 30    March 31
                                except per share amounts)
                ------------------------------------------------------------------------------------------------------------------
                Interest income                                                  $ 627          $ 628       $ 633      $ 601
                Interest expense                                                   118            116         146        150
                Net interest income                                                509            512         487        451
                Provision for credit losses                                         75             75          75         45
                Net income                                                          42             62          14         25
                Net income per share (basic and diluted)                        $ 0.05         $ 0.07      $ 0.02     $ 0.03



NOTE 20. SUBSEQUENT EVENT

            In February 2006, the Bank entered into a lease agreement for a facility to serve as an additional branch banking office. The facility, which is approximately 2,400 square feet and located in Columbia, Maryland, is leased by the Bank through February 2016 at an initial rental of approximately $60,700, with annual increases of 3%.

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

                        MILTON D. JERNIGAN II, ESQUIRE*
                              CHAIRMAN OF THE BOARD
                                MANAGING PARTNER
              MCNAMEE, HOSEA, JERNIGAN, KIM, GREENAN & WALKER, P.A.

                                ALVIN R. MAIER*
                           VICE CHAIRMAN OF THE BOARD
                      PRIVATE INVESTOR AND FORMER PRESIDENT
                               ERNEST MAIER, INC.

RICHARD J. MORGAN*                                          LAMONT THOMAS*
PRESIDENT &                                                 EXECUTIVE VICE PRESIDENT &
CHIEF EXECUTIVE OFFICER                                     CHIEF OPERATING OFFICER

WILFRED T. AZAR, III                                        NICHOLAS J. MARINO
PRESIDENT                                                   PRESIDENT
EMPIRE MANAGEMENT SERVICES                                  MARINO TRANSPORTATION SERVICES, LLC

WILLIAM F. CHESLEY                                          MICHAEL J. MILLER
PRESIDENT                                                   VICE PRESIDENT
W. F. CHESLEY REAL ESTATE, INC.                             CONCRETE GENERAL, INC. & TRI M LEASING CORP

CHARLES F. DELAVAN, ESQUIRE                                 ROBERT R. MITCHELL*
PRINCIPAL                                                   PRIVATE INVESTOR AND FORMER PRESIDENT,
BLUMENTHAL, DELAVAN & WILLIAMS, P.A.                        MITCHELL BUSINESS EQUIPMENT, INC.

GREGORY A. GRAY                                             JOHN A. RICHARDSON, SR.*
PRESIDENT                                                   PRESIDENT, CROFTON BOWLING CENTER
EASTERN WATERPROOFING &                                     FORMER PRESIDENT, BRANCH ELECTRIC
RESTORATION CO., INC.                                       SUPPLY CO., INC.

EDWARD B. HOWLIN, JR.                                       DON E. RIDDLE, JR.
PRESIDENT                                                   CHAIRMAN & CHIEF EXECUTIVE OFFICER
HOWLIN REALTY MANAGEMENT, INC.                              HOMESTEAD GARDENS, INC.

CHARLES L. HURTT, JR., CPA*                                 GEORGE C. SHENK, JR.
PRESIDENT                                                   PRESIDENT
CHARLES L. HURTT, JR., PA                                   WHITMORE PRINT & IMAGING, INC.

MILTON D. JERNIGAN, SR.                                     DALE R. WATSON
PRIVATE INVESTOR AND RETIRED FORMER FOUNDER,                PRESIDENT
CHAIRMAN AND PRESIDENT                                      ALPHA ENGINEERING ASSOCIATES, INC.
AAA RENTALS, INC. AND AAA TOOLS, INC.

                                  JEROME A. WATTS*
                                  OWNER
                                  PLAN MANAGEMENT

-----------------------------------------
* Director of CommerceFirst Bancorp, Inc.

                                    OFFICERS
                                       OF
                               COMMERCEFIRST BANK


                               THOMAS L. BOLANDER
                              SENIOR VICE PRESIDENT

                               W. CRAIG ENGELHAUPT
                              SENIOR VICE PRESIDENT

                                 GEORGE KAPUSTA
                              SENIOR VICE PRESIDENT

                              CANDACE M. SPRINGMANN
                      VICE PRESIDENT & CORPORATE SECRETARY

                                PENNY L. CANTWELL
                                 VICE PRESIDENT

                              MELONEE FLEMING, CCE
                                 VICE PRESIDENT

                                 DAVID STEINHOFF
                                 VICE PRESIDENT

                                 JEAN J. BARNES
                            ASSISTANT VICE PRESIDENT

                                  IRMA RUSSELL
                               ASSISTANT TREASURER

                                  ANN BRUNDIGE
                          COMMUNITY DEVELOPMENT OFFICER




                                    LOCATIONS
                                       OF
                               COMMERCEFIRST BANK

                           1804 WEST STREET, SUITE 200
                                ANNAPOLIS MD 2104

                              4451 PARLIAMENT PLACE
                                 LANHAM MD 20706






THE COMPANY WILL PROVIDE, WITHOUT CHARGE, TO ANY SHAREHOLDER OF RECORD OR ANY BENEFICIAL OWNER OF COMMON STOCK, A COPY OF ITS 2005 ANNUAL REPORT ON FORM 10-KSB FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, UPON THE WRITTEN REQUEST. REQUESTS SHOULD BE DIRECTED TO CANDACE M. SPRINGMANN, CORPORATE SECRETARY, AT THE COMPANY'S EXECUTIVE OFFICES AT 1804 WEST STREET, SUITE 200, ANNAPOLIS MD 21401.