Form 10KSB, Exhibit 13
period 2006-12-31
COMMERCEFIRST BANCORP INC
filed 2007-03-16
CIK 1098813

Exhibit 13

CommerceFirst Bancorp, Inc.

Annual Report to Shareholders

for the Year Ended

December 31, 2006

Raising Banking to the Power of Business®

Annual Report

2006

1804 West Street
Annapolis, MD 21401
www.commerce1st.com

March 19, 2007

To our Fellow Shareholders:

We are pleased to report that 2006 was an excellent year for your Company. We are proud to present the following report of accomplishments:

•                  Total assets increased to over $141 million by December 31, 2006, an increase of $28.8 million or 25.5% over December 31, 2005.

•                  Net loans outstanding grew almost 26.7%, to $95.1 million.

•                  Deposits grew by 27.2% to $112 million.

•                  The Company recorded its fourth consecutive profitable year, with net earnings $1.3 million.

•                  We opened two branch locations, at 910 Cromwell Park Drive, Glen Burnie, Maryland and at 6230 Old Dobbin Lane, Columbia, Maryland during 2006.

•                  In December 2006, we filed for regulatory permission to open our fifth branch location, in Severna Park, Maryland. In January 2007, we received both Federal and state regulatory permission and expect to open that office in the second quarter of this year.

As always we appreciate your support in terms of referrals and patronage.  We look forward to sharing our successes as we focus on implementing our 2007 Strategic Plan.

Very truly yours,

Milton D. Jernigan II	Richard J. Morgan
Chairman of the Board	President and CEO

MANAGEMENT’S DISCUSSION AND ANALYSIS

Forward Looking Statements. Certain information contained in this discussion may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are generally identified by phrases such as “the Company expects,” “the Company believes” or words of similar import.  Such forward-looking statements involve known and unknown risks including, but not limited to, changes in general economic and business conditions, interest rate fluctuations, competition within and from outside the banking industry, new products and services in the banking industry, risk inherent in making loans such as repayment risks and fluctuating collateral values, problems with technology utilized by the Company, changing trends in customer profiles and changes in laws and regulations applicable to the Company.  Although the Company believes that its expectations with respect to the forward-looking statements are based upon reliable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results, performance or achievements of the Company will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.  Readers are cautioned against placing undue reliance on any such forward-looking statements. The Company does not undertake to update any forward-looking statements to reflect occurrences or events that may not have been anticipated as of the date of such statements.

This discussion and analysis provides an overview of the financial condition and results of operations of CommerceFirst Bancorp, Inc. (the “Company”) and CommerceFirst Bank (the “Bank”) for the years 2006 and 2005.  It is intended that this discussion and analysis help the readers in their analysis of the accompanying audited Consolidated Financial Statements.   You should read this discussion in conjunction with the Consolidated Financial Statements and Notes thereto provided elsewhere in this report.

General

CommerceFirst Bancorp, Inc. is the bank holding company for CommerceFirst Bank, a Maryland chartered commercial bank headquartered in Annapolis, Maryland. The Bank was capitalized, became a wholly owned subsidiary of the Company and commenced operations on June 29, 2000.

During the first quarter of 2005 the Company sold an aggregate of 981,333 additional shares of common stock. Of the shares sold, 175,000 were sold on a rights offering basis to shareholders of record as of December 9, 2004 at a price of $10.50 per share, and 806,333 shares were sold in a public offering also at a price of $10.50 per share.  The offerings, which closed on February 28, 2005, raised an aggregate of approximately $9.6 million, net of expenses of the offering, financial advisory fees and underwriter’s commission.  In March 2005, the Company contributed $6,000,000 to the capital of the Bank. The remaining proceeds of the offerings are available for general corporate purposes, including further contribution to the Bank for use in its lending and investment activities and other operations.

On March 1, 2005 trading in the Company’s common stock commenced on the NASDAQ Capital Market under the symbol “CMFB”.

In June 2006, the Bank opened a new branch office, its third banking office, in leased space in the BWI Airport Business District on Cromwell Park Drive, Glen Burnie, Maryland.

In August  2006, the Bank opened a new branch office, its four banking office, in leased space in the Liberty Place office park on Old Dobbin Lane, Columbia, Maryland.

In January 2007, Federal and State regulatory approval to open a new branch office, its fifth banking office, in leased space in the Severna Park Market Center in Severna Park, Maryland, was received. The branch office is expected to open in the second quarter of 2007.

Overview

The Company’s assets at December 31, 2006 were $141.3 million, an increase of $28.8 million or 25.6%, from December 31, 2005. The increase has two principal components. First, during the fourth quarter of 2006, the Bank increased its Certificate of Deposit rates and attracted approximately $20 million in anticipation of funding needs for loan commitments issued during the second half of 2006. Second, the essentially flat level in total assets during the first three quarters of 2006 principally relates to the absorption of the expected withdrawal of funds by a deposit concentration relationship as more fully described in the Company’s Annual Report for 2005 and to the subsequent replacement of those funds without incurring a concentration exposure, and to seasonal fluctuations in several large relationships.

The Company’s assets at December 31, 2005 were $112.5 million, an increase of $36.6 million or 48.2%, from December 31, 2004, principally due to increases in the loan portfolio, funded by increases in the core funding program and by increases in the capital position as the result of the successful common stock offering concluded during the first quarter of 2005. That offering raised about $9.6 million, net of expenses of the offering, financial advisory fees and underwriter’s commission.

At December 31, 2006, gross loans totaled $96.8 million, exclusively commercial term loans and lines of credit ($45.3 million) and real estate secured term loans ($51.5 million). By comparison, at December 31, 2005, gross loans totaled $77.1 million (including loans held for sale of $323 thousand), exclusively commercial term loans and lines of credit ($38.6 million) and real estate secured term loans ($38.5 million). At December 31, 2004, gross loans totaled $53.0 million, exclusively commercial term loans and lines of credit ($30.7 million) and real estate secured term loans ($22.3 million).

At December 31, 2006, deposits totaled $112.2 million, principally certificates of deposit ($75.4 million), demand deposits ($19.0 million) and money market deposit accounts ($14.7 million). By comparison, at December 31, 2005, deposits totaled $88.2 million, principally certificates of deposit ($46.2 million), demand deposits ($17.9 million) and money market deposit accounts ($17.2 million).  At December 31, 2004, deposits totaled $65.7 million, principally certificates of deposit ($28.8 million), demand deposits ($20.7 million) and money market deposit accounts ($13.6 million). A significant additional funding source is provided by the securities sold under agreement to repurchase program. At December 31, 2006, balances in this program totaled $9.6 million. By comparison, at December 31, 2005, balances in this program totaled $6.0 million.  At December 31, 2004, balances in this program totaled $3.1 million.

At December 31, 2006 nonperforming assets of approximately $628 thousand were in non-accrual status. By comparison, at December 31, 2005 nonperforming assets of approximately $592 thousand were in non-accrual status. At December 31, 2004, nonperforming assets of approximately $1.1 million were in non-accrual status.

RESULTS OF OPERATIONS

The Company reported a net profit of $1.3 million for the year ended December 31, 2006 after recording a provision for income tax expense of $774 thousand, as compared to a net profit of $1.0 million for the year ended December 31, 2005 after recording a provision for income tax expense of $658 thousand and to a net profit of $1.1 million for the year ended December 31, 2004, after recording an income tax benefit of $862 thousand. The results of operations for the years ended December 31, 2006 and 2005 are entirely attributable to the operations of the Company’s sole subsidiary, CommerceFirst Bank. A substantial portion in the earnings for the year ended December 31, 2004 is attributable to the recognition of the net deferred tax benefit and to the results of operations of the Bank. At September 30, 2004, in compliance with SFAS No. 109, Accounting for Income Taxes, the Bank eliminated the valuation allowance for the deferred tax asset, thereby recognizing $944 thousand in income tax benefits in income. See Note 2 to the Consolidated Financial Statements appearing elsewhere in this report for additional information. The Company is currently recognizing income tax expense based upon earnings in each period.

On a per share basis, the Company had earnings of $0.71 per basic and $0.69 per diluted share for the year ended December 31, 2006, as compared to earnings of $0.63 per basic and $0.62 per diluted share for the year ended December 31, 2005, and to earnings per basic and diluted share of $1.33 for the year ended December 31, 2004. However, the average number of basic shares outstanding in 2006 was 1,803,583, as compared to 1,647,645 and 822,250 outstanding in 2005 and 2004 respectively. The average number of diluted shares outstanding in 2006 was 1,846,462, as compared to 1,672,928 and 822,250 outstanding in 2005 and 2004 respectively. The increase in number of basic shares outstanding is attributable, and the increase in diluted shares is primarily attributable, to the results of the stock offering discussed above.

During the years ended December 31, 2006, 2005 and 2004, the Company had return on equity, return on assets and equity to asset ratios as follows:

	Return on average assets and average equity

		Years ended
(Dollars in thousands)
	December 31, 2006	December 31, 2005	December 31, 2004

Return on Average Equity	7.16%	6.76%	18.02%
Return on Average Earning Assets	1.23%	1.19%	2.05%
Ratio of Average Equity
to Average Assets	16.63%	17.05%	10.97%

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

Net interest income was $5.3 million in 2006, a 26.2% increase over the $4.2 million recorded in 2005; the net interest income in 2005 was a $1.8 million increase over the $2.4 million recorded in 2004. Total interest income for the year ended December 31, 2006 was $8.2 million, a 45.5% increase over the $5.6 million in 2005; the total interest income in 2005 was a $2.6 million increase over the $3.0 recorded in 2004. Total interest expenses for the years ended December 31, 2006, 2005 and 2004 were $2.9 million, $1.4 million and $588 thousand, respectively.  The increase in total interest income is primarily the result of increased balances of earning assets and secondarily the increased rates earned on those assets. The increase in net interest income is jointly the result of increased balances of earning assets and increased rates earned, which offset increases in rates paid to attract the necessary funding volume to support those assets.

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

	Consolidated Average Balances, Yields and Rates
(Dollars in thousands)
	December 31, 2006			December 31, 2005			December 31, 2004
	Average		Yield/	Average		Yield/	Average		Yield/
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
ASSETS
Total loans(1)	$87,301	$7,452	8.54%	$64,234	$4,950	7.71%	$40,569	$2,754	6.79%
Investment securities(2)	7,850	276	3.52%	9,733	296	3.04%	6,931	180	2.59%
Federal funds sold	9,549	478	5.00%	12,523	393	3.14%	5,541	66	1.19%
TOTAL INTEREST- EARNING ASSETS	104,700	8,206	7.84%	86,490	5,639	6.52%	53,041	3,000	5.66%

Less allowance for credit losses	(1,759)			(1,416)			(822)
Cash and due from banks	2,965			3,210			2,184
Premises and equipment, net	345			164			120
Other assets	1,486			1,166			633
TOTAL ASSETS	$107,737			$89,615			$55,156

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing demand deposits	$1,834	$27	1.46%	$2,422	$16	0.67%	$1,824	$4	0.24%
Money market deposit accounts	18,063	607	3.36%	16,129	272	1.68%	14,084	100	0.71%
Savings	360	4	1.00%	448	2	0.50%	223	1	0.25%
Certificates of deposit	47,179	2,135	4.53%	35,361	1,113	3.15%	17,593	464	2.64%
Repurchase agreements	4,994	128	2.56%	3,003	36	1.20%	4,160	18	0.44%
Other borrowed funds	73	4	5.31%	—	—	0.00%	38	1	2.08%
TOTAL INTEREST-BEARING LIABILITIES	72,503	2,905	4.01%	57,364	1,439	2.51%	37,922	588	1.55%

Non-interest-bearing demand deposits	16,484			16,489			10,889
Other liabilities	828			484			297
Stockholders’ equity	17,922			15,278			6,049
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$107,737			$89,615			$55,156

Net interest income		$5,301			$4,200			$2,412

Net interest spread			3.83%			4.01%			4.11%

Net interest margin			5.06%			4.86%			4.55%

(1) Interest income on loans includes net fees of $107 thousand in 2006, $126 thousand in 2005 and $70 thousand in 2004.

(2) Yields on securities available for sale have been calculated on the basis of historical cost and do not give effect to changes in fair value of such securities, which are reflected as a component of stockholders’ equity.

Net interest margin was 5.06 in 2006 as compared to 4.86% in 2005 and 4.55% in 2004. Interest spread was 3.83% in 2006 as compared to 4.01% in 2005 and to 4.11% in 2004. The increase in margin in 2006 from 2005 and 2004 reflects the redeployment of assets from relatively low yielding short-term investments to higher yielding loans, and to the investment of the proceeds from the capital offering. The decrease in spread is largely attributable to rising interest rates paid during the year to attract certificates of deposit.  Although the net interest margin increased by 20 basis points for 2006 over 2005, the Company’s net interest margin peaked on a quarterly basis during the 2nd quarter; the Company has experienced compression beginning in the fourth quarter of 2006, and expects that margin compression may continue in 2007, as a result of continued competition for deposits and relative flat yield curve.

Rate/Volume Analysis of Net Interest Income

The following table sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated.  For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (i) changes in volume (change in volume of the asset multiplied by the prior period’s rate) and (ii) changes in rates (change in rate multiplied by the current period’s volume).

	Effect of rate and volume changes on Net Interest Income
	Year ended December 31,			Year ended December 31,
	2006 vs 2005			2005 vs 2004
	Increase	Due to Change		Increase	Due to Change
	or	in Average:		or	in Average:
(Dollars in thousands)	(Decrease)	Rate	Volume	(Decrease)	Rate	Volume
Interest earning assets
Loans	$2,502	$725	$1,777	$2,195	$588	$1,607
Investment portfolio	(20)	38	(57)	117	44	73
Federal funds sold	85	178	(94)	327	244	83
Total interest income	$2,567	$941	$1,626	$2,639	$876	$1,763

Interest bearing liabilities:
Interest bearing demand deposits	$11	$14	$(3)	$12	$11	$1
Money market deposit accounts	335	303	32	172	158	14
Savings deposits	2	2	—	2	1	1
Certificates of deposit	1,022	651	371	648	179	469
Repurchase agreements	92	68	24	18	23	(5)
Other borrowed funds	4	—	4	(1)	(0)	(1)
Total interest expense	$1,466	$1,038	$428	$851	$371	$480
Net interest income	$1,101	$(97)	$1,198	$1,788	$505	$1,283

Allowance and Provision for Credit Losses

The provision for credit losses represents the expense recognized to fund the allowance for credit losses. At December 31, 2006, the allowance for credit losses stood at $1.6 million, or 1.67% of outstanding gross loans. Of this amount, “specific” reserves were $642 thousand and “general” reserves were $972 thousand. Specific reserves are used to individually allocate an allowance for loans identified as impaired, or which otherwise exhibit adverse characteristics that suggest a heightened risk of non-collection.  General reserves are those made with respect to other classified and unclassified loans in our portfolio based upon the methodology discussed below in order to maintain the allowance at a level which reflects our best estimate of the losses inherent in the portfolio with respect to such loans.  Whether specific or general, amounts in the allowance for credit losses are available to absorb losses with respect to any loan. At December 31, 2005, the allowance for credit losses stood at $1.6 million, or 2.1% of outstanding gross loans. Of this amount, “specific” reserves were $784 thousand and “general” reserves were $831 thousand. At December 31, 2004, the allowance for credit losses stood at $1.15 million, or 2.2% of outstanding gross loans. Of this amount, “specific” reserves were $580 thousand and “general” reserves were $574 thousand. The provision expense of $225 thousand for the year ended December 31, 2006 reflected a decrease of $135 thousand from the provision expense of $360 thousand for the year ended December 31, 2005.  The 2005 provision expense of $360 thousand reflected a decrease of $230 thousand from the provision expense of $590 thousand for the year ended December 31, 2004.

Management has devised and refined a comprehensive review methodology to assess the adequacy of the allowance. This methodology permits several different assessments to be made. Currently, principal consideration is accorded the assessment based upon the risk rating assigned to individual credits.  Other assessments may be made by general categories of credits and by industry groups (at a number of levels) based upon Standard Industrial Classification codes.  The methodology has the flexibility to permit additional evaluation criteria if so desired. Risk ratings are assigned to all credits at inception. Consideration is given to many different factors: past credit record, capacity to repay, character of borrower, value of collateral, industry standards and overall economic conditions. Management considers, in addition to the above, the growth and composition of the portfolio, the loss experience of other banks in our peer group, the results of examinations and evaluations of the overall portfolio by regulatory examiners and by external auditors, and the local, state and national economic outlook.

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

Based principally on the above factors and on current economic conditions and perceived loan quality, the allowance is believed to be adequate as of December 31, 2006.

The activity in the allowance for credit losses is shown in the following table. All charge-offs and recoveries relate to commercial loans.

	Allowance for credit losses
(Dollars in thousands)	December 31	December 31	December 31
	2006	2005	2004
Balance at beginning of year	$1,615	$1,154	$604
Provision for credit losses	225	360	590
Loans (charged off) (commercial)	(226)	(15)	(73)
Recoveries (commercial)	—	116	33
Net (charge-offs)/recoveries	(226)	101	(40)
Balance at end of year	$1,614	$1,615	$1,154

Ratio of net (chargeoffs)/ recoveries to average loans	(0.26%)	0.15%	(0.10%)

During 2006, two commercial loans totaling $226 thousand to one borrower were determined to be uncollectible and were charged off. No recoveries were recorded in 2006.

During 2005, one commercial loan totaling $15 thousand was determined to be uncollectible and was charged off. Also during 2005, the Bank recorded recoveries of $116 thousand, all of which is related to a commercial loan charged off in 2003.

During 2004, three unrelated commercial loans totaling $73 thousand were determined to be uncollectible and were charged off. Recoveries of $32 thousand were recorded in 2004.

Additionally, the Bank has established a reserve for unfunded commitments that is recorded by a provision charged to other expenses. At December 31, 2006, the balance of this reserve was $36 thousand, as compared to $30 thousand and $24 thousand at December 31, 2005 and 2004, respectively. The reserve is an amount that management believes will be adequate over time to absorb possible losses on unfunded commitments (off-balance sheet financial instruments) that may become uncollectible in the future.

ASSET QUALITY

In its lending activities, the Bank seeks to develop sound credits with customers who will grow with the Bank. There has not been an effort to rapidly build the portfolio and earnings at the expense of asset quality.  At the same time, the extension of credit inevitably carries some risk of non-payment.

The following table shows an analysis of nonperforming assets at the dates indicated:

	Analysis of nonperforming assets
(Dollars in thousands)	December 31	December 31	December 31
	2006	2005	2004
Nonaccrual loans
Commercial	$628	$592	$1,057
Accrual loans—Past due 90 days or more	—	—	—
Real estate owned	—	—	—
Total nonperforming assets	$628	$592	$1,057

At December 31, 2006, the Bank had three loans totaling $628 thousand to two unrelated entities in non-accrual status as compared to two unrelated loans totaling $592 thousand in non-accrual status at December 31, 2005.

•                  One loan in the amount of $583 thousand is the remaining balance of a relationship totaling $958 thousand recognized as impaired in September 2004 and placed in non-accrual status at that time. This loan is secured by real estate and by assignment of life insurance proceeds. The loan is also secured by all remaining business assets but the Bank does not expect to realize significant amounts from those business assets. The specific reserves allocated to this loan are $426 thousand and collection proceedings continue.

•                  The second relationship has two loans totaling $45 thousand. One loan in the amount of $20 thousand is the unguaranteed portion of a Small Business Administration loan originally in the amount of $150 thousand, the guaranteed portion of which was sold in 2005.  The second loan is in the amount of $25 thousand. Both loans are secured by assignment of certain business assets and by personal guarantees of the principals. Collection proceedings have started and the Bank has established specific reserves of $45 thousand for these two loans.

At December 31, 2006, there were five commercial loans to three (two related) entities totaling $381 thousand considered to be potential problem loans.

•                  The first relationship has two loans totaling $261 thousand. One of these loans in the amount of $102 thousand carries a 75% Small Business Administration guarantee and is secured by real estate and by assignment of all business assets. The other loan, in the amount of $159 thousand, is secured by assignment of all business assets. Both of these loans are current and are in accrual status. Specific reserves of $110 thousand have been allocated for these two loans.

•                  The second relationship has three loans totaling $120 thousand.  All three loans are secured by assignment of all business assets and by personal guarantees of the principals. All three loans are current and are in accrual status. Specific reserves of $60 thousand have been allocated for these three loans. One of the principals also guarantees the second relationship noted above in the non-accrual narrative.

At December 31, 2006, there was one commercial loan totaling $15 thousand which is not considered a potential problem loan and is well secured by collateral, but which exhibits characteristics that warrant closer scrutiny and attention than would otherwise be appropriate. For these purposes, a “potential problem loan” is defined as a loan which is not included in the past due, non-accrual or restructured categories but for which known information about possible credit problems causes management to have serious doubts as to the ability of the borrower to comply with the present repayment terms.

At December 31, 2006 there was one additional accrual loan totaling $22 thousand past due sixty days or more. Generally, the accrual of interest is discontinued when a loan is specifically determined to be impaired or when principal or interest is delinquent for ninety days or more. During 2006, there were no amounts included in gross interest income attributable to loans in non-accrual status. There was no real estate owned at any time during 2006.

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

At December 31, 2004, two of the three loans in non-accrual status, totaling $908 thousand to the same borrower, were recognized as impaired on September 1, 2004 and placed on non-accrual status at that time; in addition, there was an overdraft of $53 thousand on this borrower’s checking account occasioned by a draw against a Letter of Credit issued on behalf of the borrower. There was a third loan in the amount of $149 thousand in non-accrual status at December 31, 2004.

The following table shows the allocation of the allowance for credit losses at the dates indicated.  The allocation of portions of the allowance to specific categories of loans is not intended to be indicative of future losses, and does not restrict the use of the allowance to absorb losses in any category of loans.

	Loan Loss Reserve Proportional Allocation
(Dollars in thousands)
	December 31, 2006		December 31, 2005		December 31, 2004
		Percentage		Percentage		Percentage
	Balance	of total loans	Balance	of total loans	Balance	of total loans
Commercial	$642	46.84%	$784	50.03%	$580	57.93%
Real estate—commercial mortgage	—	—	—	—	—	—
Unallocated	972	53.16%	831	49.97%	574	42.07%
Balance, end of period	$1,614	100.00%	$1,615	100.00%	$1,154	100.00%

The loan portfolio is the largest component of earning assets and accounts for the greatest portion of total interest income. At December 31, 2006, gross loans including loans held for sale were $96.8 million, a 25.5% increase from the $77.1 million in gross loans outstanding at December 31, 2005. At December 31, 2004, gross loans outstanding were $53.0 million. In general, loans consist of internally generated loans and participation loans purchased from other local community banks.  Lending activity is confined to the Bank’s market area. The strong growth is attributable to the satisfactory culmination of efforts to attract quality credits; there has been no dilution of credit underwriting standards. The Bank does not engage in foreign lending activities.

The following table sets forth information on the composition of the loan portfolio by type (including loans held for sale):

	Composition of loan portfolio
(Dollars in thousands)	December 31, 2006		December 31, 2005		December 31, 2004
		Percentage		Percentage		Percentage
	Balance	total loans	Balance	total loans	Balance	total loans
Commercial	$45,350	46.84%	$38,555	50.03%	$30,704	57.93%
Real estate—commercial mortgage	51,461	53.16%	38,516	49.97%	22,301	42.07%
Gross loans	96,811	100.00%	77,071	100.00%	53,005	100.00%
Less allowance for credit losses	(1,614)		(1,615)		(1,154)
Less unearned fees	(116)		(89)		(75)
Loans, net	$95,081		$75,367		$51,776

The following table shows the interest rate sensitivity of the loan portfolio at December 31, 2006.  Demand loans, loans without a stated maturity and overdrafts are reported as due in one year or less. Floating rate loans are reported to reflect the period until repricing. At December 31, 2006, the total amount of loans due after one year with fixed rates of interest was approximately $44.6 million.

	Interest rate sensitivity of loan portfolio
(Dollars in thousands)
	One Year or Less	After One Year through Five Years	After Five Years	Total
Fixed (commercial)	$4,680	$10,887	$400	$15,967
Fixed (real estate)	6,642	32,556	770	39,968

Floating (commercial)	29,384	—	—	29,384
Floating (real estate)	11,492	—	—	11,492
	$52,198	$43,443	$1,170	$96,811

Investment securities portfolio

At December 31, 2006, the carrying value of the investment securities portfolio was approximately $11.0 million as compared to carrying value of $10.9 million at December 31, 2005. The Bank elected to utilize $6 million in Treasury securities maturing in the first half of 2006 to fund loan commitments and to supplement liquidity. During the fourth quarter, the Bank purchased $6 million in Treasury securities maturing in equal amounts in 2008 and 2009, principally to support the securities sold under agreement to repurchase program.

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

At December 31, 2004, the carrying value of the investment securities portfolio was approximately $5.0 million.

The Bank currently classifies its entire securities portfolio as available for sale. Increases in the portfolio will occur whenever deposit growth outpaces loan demand and the forecast for growth is such that the investment of excess liquidity in investment securities (as opposed to short term investments such as Federal Funds) is warranted. In general, the Bank’s investment policy is to acquire direct U.S. Treasury securities and fully guaranteed U.S. government agency issues with a remaining maturity of four years or less. As the Bank develops its loan portfolio, it anticipates that it will maintain the average maturity of the securities portfolio at two years or less. In addition, the Bank has purchased Federal Reserve stock in accordance with regulation and expects to maintain small equity positions in stock in two banker’s banks to facilitate loan participations.

The following table provides information regarding the composition of the Bank’s investment securities portfolio at the dates indicated. See Note 2 to the Consolidated Financial Statements for additional information regarding the investment securities portfolio.

	Composition of the investment portfolio
(Dollars in thousands)
	December 31, 2006		December 31, 2005		December 31, 2004

Available for Sale (at Estimated Market Value)	Balance	Percent of Total	Balance	Percent of Total	Balance	Percent of Total
U.S. Treasuries	$11,013	95.93%	$10,874	95.90%	$4,978	95.08%
Federal Reserve Stock	405	3.53%	402	3.55%	196	3.74%
Corporate equities	62	0.54%	62	0.55%	62	1.18%
Total	$11,480	100.00%	$11,338	100.00%	$5,236	100.00%

The following table sets forth the contractual maturities of the U.S. Treasury securities component of the investment securities portfolio as of December 31, 2006 and the average yields:

	Projected maturities of the investment securities portfolio
(Dollars in thousands)
	One Year or Less		After One Year Through Five Years		Total
	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield

U.S. Treasuries	$4,966	3.40%	$6,047	4.42%	$11,013	3.95%

At December 31, 2006, there were no issuers, other than the U.S. Government, whose securities owned by the Company or the Bank had a book or market value exceeding ten percent of the Company’s stockholders’ equity.

Non-interest Income

Non-interest income principally consists of gains from the sale of the guaranteed portion of Small Business Administration loans and from deposit account services charges.

For the year ended December 31, 2006, the gains from the sales of SBA loans amounted to $300 thousand. For the years ended December 31, 2005 and 2004, respectively, the gains from the sales of SBA loans amounted to $330 thousand and $273 thousand. Prior to 2004, there was no revenue from this source during any period. The Bank currently intends to sell the guaranteed portion of most additional SBA loans, resulting in a continuing stream of income that will vary from quarter to quarter, depending in part upon the amounts actually sold.

For the year ended December 31, 2006, deposit account services charges amounted to $332 thousand as compared to $295 thousand and $311 thousand for the years ended December 31, 2005 and 2004, respectively.

As the Bank continues to develop these and additional sources of income, it is expected that non-interest income will continue to be a significant contributor to the overall profitability of the Company, although there can be no assurance of this.

Non-interest Expense

Non-interest expenses of $3.7 million were incurred in 2006 as compared to $2.8 million in 2005 and $2.2 million in 2004. The most significant non-interest expense item was salaries and benefits at $2.2 million in 2006; the comparable amounts in 2005 and 2004 were $1.7 million and $1.3 million, respectively. The increases in salaries and benefits are attributable to additional personnel related to the Bank’s branch expansion and to salary increases.  These amounts are in line with projections and are deemed necessary to attract and retain qualified personnel essential to the growth and continued profitability of the Bank and the Company. A breakdown of other non-interest expenses is in the income statement and Note 8 to the Consolidated Financial Statements.

Income taxes

The Company uses the liability method of accounting for income taxes as required by SFAS No.109, Accounting for Income Taxes.  Under the liability method, deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the enacted rates that will be in effect when these differences reverse. During 2006, the Company recorded an income tax expense of $774 thousand as compared to an income tax expense of $658 thousand and an income tax benefit of $862 thousand recorded in 2005 and 2004, respectively. At September 30, 2004, in compliance with SFAS No. 109, Accounting for Income Taxes, the Bank eliminated the valuation allowance for the deferred tax asset, thereby recognizing $944 thousand in income tax benefits in income during that quarter.  Since that date, the Company has recognized income tax expense based upon earnings in each period.

Deposits and Liquidity Management

Liquidity is a measure of the Bank’s ability to meet the demands required for the funding of loans and to meet depositors’ requirements for use of their funds. The Bank’s principal sources of liquidity are cash balances, due from banks, Federal funds sold and available-for-sale securities not pledged to the securities sold under agreement to repurchase program.

At December 31, 2006, management considers the liquidity position of the Company and Bank to be satisfactory. At December 31, 2006, the Bank’s principal sources of liquidity (as defined above) totaled $32.4 million and represented 22.9% of total Company assets. Continued strong growth in deposits will be required to fund loan growth. Accordingly, the Bank intends to maintain a competitive posture in its deposit interest rate offerings. While adequate liquidity is imperative, excess liquidity has the effect of a lower interest margin, as funds not invested in loans are placed in short-term investments that generally carry a lower yield.

The Bank’s principal sources of funds are core deposits, consisting of demand deposits, NOW accounts, money market accounts, savings accounts and certificates of deposit from the local market area.  These accounts provide the Bank with a relatively stable source of funds and a source of fee income. Consistent with our focus on business banking, we do not seek significant numbers of smaller retail consumer deposit relationships, choosing instead to target larger deposit relationships by offering interest rates on certificates of deposit of $100,000 or more which are near the top of the local market, and by providing significant cash management capabilities to our commercial customers.  As a result, a substantial portion of our deposits, 78.5% as of December 31, 2006, relate to account relationships aggregating over $100,000.

At December 31, 2006, deposits totaled $112.2 million, principally certificates of deposit ($75.3 million), demand deposits ($19.0 million) and money market deposit accounts ($14.7 million). By comparison, at December 31, 2005, deposits totaled $88.2 million, principally certificates of deposit ($46.2 million), demand deposits ($17.9 million) and money market deposit accounts ($17.2 million); at December 31, 2004, deposits totaled $65.7 million, principally certificates of deposit ($28.8 million), demand deposits ($20.7 million), and money market deposit accounts ($13.6 million). The Bank has accepted approximately $19.8 million in brokered Certificates of Deposit, including approximately $6 million accepted in the fourth quarter of 2006 in anticipation of significant loan funding requirements. Approximately $4 million of these certificates mature in 2007, with approximately $7.1 million and $8.6 million maturing in 2008 and 2009 respectively. The interest rates paid to attract these deposits were equal to or below the rates paid to attract local deposits.  The Bank may consider acceptance of additional brokered Certificates of Deposit in anticipation of significant loan funding requirements; current policy limits acceptance of brokered deposits to an amount not to exceed 20% of deposits.

The following table reflects average deposits and average rates paid, by category, for the periods indicated:

	Average Deposits and Average Rates Paid
(Dollars in thousands)	Year Ended December 31,
	2006		2005		2004

Noninterest bearing demand	$16,484	0.00%	$19,563	0.00%	$10,889	0.00%
Interest bearing demand	1,834	1.46%	2,422	0.67%	1,824	0.24%
Money market	18,063	3.36%	16,129	1.68%	14,084	0.71%
Savings	360	1.00%	448	0.50%	223	0.25%
Certificates of deposit of $100,000 or more	38,778	4.53%	29,426	3.10%	15,534	2.58%
Other time deposits	8,401	4.54%	5,936	3.39%	2,059	3.07%
Balance, end of period	$83,920	3.31%	$73,924	1.90%	$44,613	1.04%

The following table indicates the amount of the Bank’s certificates of deposit of $100,000 or more by time remaining to maturity as of December 31, 2006.

Certificate of Deposit ($100,000 or >) maturity schedule at December 31, 2006
(Dollars in thousands)

Due in: 3 mont hs or less	$16,273
Over 3 months through 6 months	4,800
Over 6 months through 12 months	7,581
Over 12 months	37,323
$65,977

In addition, the Bank offers Securities Sold under Repurchase Agreement/Sweep accounts to its commercial clientele. Although these funds are technically not deposit liabilities, they are nonetheless an ongoing source of core funding and contribute significantly to the Bank’s liquidity management. At December 31, 2006, the Bank had $9.6 million in such funding; by comparison, the December 31, 2005 and 2004 totals were $6.0 million and $3.1 million respectively.

The following table provides information regarding the Company’s short-term borrowings for the periods indicated.  See Note 7 to the Consolidated Financial Statements for additional information regarding the Company’s borrowings.

	Short-term borrowings (1)
(Dollars in thousands)	Maximum Amount Outstanding at Any Month End	Average Balance	Average Rate	Ending Balance	Ending Average Rate

Year ended December 31, 2006	$10,349	$5,067	2.60%	$9,579	2.65%
Year ended December 31, 2005	$6,010	$3,003	1.20%	$6,010	2.09%
Year ended December 31, 2004	$7,284	$4,198	0.60%	$3,086	0.41%

(1) Short-term borrowings consist of customer repurchase agreements, federal funds purchased and Treasury

Tax and Loan balances.

The Bank may draw upon $8.5 million Federal funds borrowing facilities from other financial institutions. At December 31, 2006, no amounts were outstanding under these facilities.  The Company believes its levels of liquidity and capital are adequate to conduct the business of the Company and Bank.

Off-Balance Sheet Arrangements

With the exception of the Bank’s obligations in connection with its irrevocable letters of credit, and loan commitments, the Bank has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Bank’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources, that is material to investors. For additional information on off-balance sheet arrangements, please see “Note 10 - Commitment and Contingencies” of the Notes to the Consolidated Financial Statements.

INTEREST RATE RISK MANAGEMENT

Banks and other financial institutions are dependent upon net interest income, the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities. Changes in interest rates inevitably have an impact on interest income. GAP, a measure of the difference in volume between interest bearing assets and interest bearing liabilities, is a means of monitoring the sensitivity of a financial institution to changes in interest rates. The chart below provides an indicator of the rate sensitivity of the Company.  A positive GAP indicates the degree to which the volume of repriceable assets exceeds repriceable liabilities in particular time periods.  The Company has a positive GAP of 44.7% out to three months and a cumulative positive GAP of 30.4% out to 12 months, an asset sensitive position, which would generally indicate increased net interest income in a rising rate environment and a decreased net interest income in a declining rate environment.  However, this measurement of interest rate risk sensitivity represents a static position as of a single day and is not necessarily indicative of the interest rate risk position at any other point in time, does not take into account the sensitivity of yields and costs of specific assets and liabilities to changes in market rates, and does not take into account the specific timing of when changes to a specific asset or liability will occur.

Management has carefully considered its strategy to maximize interest income by reviewing interest rate levels and economic indicators. The positive GAP positions out three and twelve months noted above exceed the policy limits established as part of the Asset/Liability Policy; however, the relevant factors justifying the exception have been thoroughly discussed with the Board of Directors and management believes that existing strategies are appropriate to current economic and interest rate trends.

	GAP Analysis
(Dollars in thousands)
	0-3 Months	4-12 Months	1-3 Years	3-5 Years	Over 5 Years	Total
Interest-earning assets:
Federal funds sold	$28,666	$—	$—	$—	$—	$28,666
Investment securities	3,000	2,000	6,000	—	—	11,000
Loans	47,814	3,775	18,116	25,285	1,170	96,160
Total interest-earning assets	79,480	5,775	24,116	25,285	1,170	135,826

Interest-bearing liabilities:
Money market deposit accounts	14,685	—	—	—	—	14,685
NOW accounts	3,069	—	—	—	—	3,069
Savings	89	—	—	—	—	89
Certificates of deposit	16,273	12,381	37,323	—	—	65,977
Other time deposits	264	2,964	5,942	198	—	9,368
Repurchase agreements	9,579	—	—	—	—	9,579
Total interest-bearing liabilities	43,959	15,345	43,265	198	—	$102,767

GAP	35,521	(9,570)	(19,149)	25,087	1,170

CUMULATIVE GAP	$35,521	$25,951	$6,802	$31,889	$33,059

CUMULATIVE GAP TO CUMULATIVE INTEREST-EARNING ASSETS	44.69%	30.44%	6.22%	23.68%	24.34%

CAPITAL RESOURCES AND ADEQUACY

The assessment of capital adequacy depends on a number of factors such as asset quality, liquidity, earnings performance, and changing competitive conditions and economic forces.  The adequacy of the Company’s capital is reviewed by management on an ongoing basis.  Management seeks to maintain a capital structure that will assure an adequate level of capital to support anticipated asset growth and to absorb potential losses. The ability of the Company to grow is dependent on the availability of capital with which to meet regulatory capital requirements, discussed below.  To the extent the Company is successful it may need to acquire additional capital through the sale of additional common stock, other qualifying equity instruments, such as trust preferred securities, or subordinated debt.  There can be no assurance that additional capital will be available to the Company on a timely basis or on attractive terms.

The capital positions of the Company and the Bank continue to meet regulatory requirements.  The primary indicators relied on by bank regulators in measuring the capital position are the Tier I risk-based capital, total risk-based capital, and leverage ratios. For the Company and the Bank, Tier I capital consists of common stockholders’ equity; total risk-based capital consists of Tier I capital and a portion of the allowance for loan losses.  Risk-based capital ratios are calculated with reference to risk-weighted assets.  The leverage ratio compares Tier I capital to total average assets.  All of these ratios are well in excess of the mandated minimum requirement of 4.00%, 8.00%, and 3-5%, respectively. Detail of these ratios is shown in Note 11 to the Consolidated Financial Statements.

During the first quarter of 2005 the Company sold an aggregate of 981,333 additional shares of common stock. Of the shares sold, 175,000 were sold on a rights offering basis to shareholders of record as of December 9, 2004 at a price of $10.50 per share, and 806,333 shares were sold in a public offering also at a price of $10.50 per share.  The offerings raised an aggregate of approximately $9.6 million, net of expenses of the offering, financial advisory fees and underwriter’s commission, of which approximately $6 million has been contributed to the Bank or used to pay operating expenses of the Company.  The remaining proceeds of the offerings, approximately $3.6 million are available for contribution to the Bank for use in its lending and investment activities and other operations, and for general corporate purposes.

MARKET FOR COMMON STOCK AND DIVIDENDS

Since March 1, 2005, the Company’s Common Stock has been listed for trading on the NASDAQ Capital Market (formerly known as The NASDAQ Small Cap Market) under the symbol “CFMB.”  Prior to that date, the Company’s Common Stock was not traded on any organized exchange, including The NASDAQ Stock Market. The following table sets forth the high and low sales prices for the Common Stock during each calendar quarter since the second quarter of 2005, the first full quarter during which the Common Stock was listed on the Nasdaq Capital Market.  For prior periods, high and low bid prices are shown. These quotations reflect inter-dealer prices, without retail markup, markdown or commission, and may not represent actual transactions. These quotations do not necessarily reflect the intrinsic or market values of the Common Stock.  As of December 31, 2006, there were 1,803,583 shares of Common Stock outstanding, held by approximately 307 shareholders of record.

	Stock price table
	2006		2005		2004
	High	Low	High	Low	High	Low
First Quarter	$15.00	$13.14	$13.50	$11.50	$9.25	$9.00

Second Quarter	$14.95	$14.25	$11.90	$11.00	$9.50	$9.25

Third Quarter	$15.00	$13.50	$12.70	$11.41	$9.50	$9.13

Fourth Quarter	$14.58	$13.20	$14.00	$12.25	$13.00	$9.65

The Company has not paid any dividends to date. The payment of dividends by the Company will depend largely upon the ability of the Bank, its sole operating business, to declare and pay dividends to the Company.  Regulations of the Federal Reserve Board and Maryland law place limits on the amount of dividends the Bank may pay to the Company without prior approval.  Prior regulatory approval is required to pay dividends which exceed the Bank’s net profits for the current year plus its retained net profits for the preceding two calendar years, less required transfers to surplus.  Additionally, without prior approval, the Bank may pay dividends only out of its undivided profits. Even if the Bank and the Company have earnings in an amount sufficient to pay dividends, the Board of Directors may determine to retain earnings for the purpose of funding the growth of the Company and the Bank.

FINANCIAL STATEMENTS

The audited financial statements for the Company as of December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006 are included herewith.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

CommerceFirst Bancorp, Inc. and Subsidiary

Annapolis, Maryland

We have audited the accompanying consolidated balance sheets of CommerceFirst Bancorp, Inc. and subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CommerceFirst Bancorp, Inc. and subsidiary as of December 31, 2006 and 2005, and the consolidated results of their operations and their consolidated cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Salisbury, Maryland

February 23, 2007

CommerceFirst Bancorp, Inc. and Subsidiary

Consolidated Balance Sheets

December 31, 2006 and  2005

	December 31,
	2006	2005
	(Audited)	(Audited)
Assets

Cash and due from banks	$3,689,487	$3,625,647
Federal funds sold	28,665,993	20,671,899
Cash and cash equivalents	32,355,480	24,297,546
Investment securities available-for-sale, at fair value	11,012,774	10,873,547
Federal Reserve Bank stock, at cost	405,000	402,450
Atlantic Central Bankers Bank stock, at cost	37,000	37,000
Maryland Financial Bank stock, at cost	25,000	25,000
Loans, less allowance for credit losses of $1,613,693 (2006) and $1,615,108 (2005)	95,080,787	75,043,570
Loans held for sale	—	323,066
Premises and equipment, at cost, less accumulated depreciation	578,024	164,385
Accrued interest receivable	654,044	406,854
Deferred tax asset	549,021	651,837
Other assets	572,641	319,694
Total Assets	$141,269,771	$112,544,949

Liabilities and Stockholders’ Equity
Liabilities:
Deposits:
Noninterest-bearing demand	$19,014,612	$17,930,847
Interest-bearing	93,190,128	70,236,500
Total deposits	112,204,740	88,167,347
Securities sold under agreements to repurchase	9,579,116	6,010,222
Accrued interest payable on deposits	175,839	58,912
Other liabilities	623,091	945,394
Total Liabilities	122,582,786	95,181,875

Commitments and contingencies

Stockholders’ Equity
Common stock, par value $.01, authorized 4,000,000 shares; issued and outstanding 1,803,583 shares	18,036	18,036
Surplus	17,683,450	17,683,450
Undivided profits/(Accumulated deficit)	1,010,153	(272,375)
Accumulated other comprehensive loss	(24,654)	(66,037)
Total Stockholders’ Equity	18,686,985	17,363,074
Total Liabilities and Stockholders’ Equity	$141,269,771	$112,544,949

CommerceFirst Bancorp, Inc. and Subsidiary

Consolidated Statements of Income

Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Interest income on:
Loans, including fees	$7,451,852	$4,949,541	$2,754,729
U.S. Treasury securities	251,378	275,168	169,304
Other investments	25,087	20,923	10,242
Federal funds sold	477,785	393,253	66,103
Total interest income	8,206,102	5,638,885	3,000,378

Interest expense on:
Deposits	2,773,737	1,402,736	568,954
Securities sold under agreements to repurchase	127,863	35,993	18,141
Short-term borrowings	3,876	—	790
Total interest expense	2,905,476	1,438,729	587,885

Net interest income	5,300,626	4,200,155	2,412,493

Provision for credit losses	225,000	360,000	590,000

Net interest income after provision for credit losses	5,075,626	3,840,155	1,822,493

Other income:
Service charges	332,443	294,634	310,896
Gains on sales of SBA loans	300,443	329,887	273,497
Total other income	632,886	624,521	584,393

Other expenses:
Salaries and benefits	2,210,744	1,732,805	1,321,179
Legal and professional	174,990	111,576	64,754
Loan collection expenses	19,017	27,974	28,713
Rent and occupancy	329,989	254,199	223,892
Marketing and business development	111,850	53,196	44,112
Insurance	41,858	33,953	33,820
Data processing	83,230	72,161	56,468
Support services	154,161	164,403	131,906
Correspondent services charges	25,838	36,019	28,414
Office supplies	90,470	42,810	38,289
SBA interest strip amortization	79,835	24,457	7,507
Depreciation and amortization	119,565	83,331	79,793
Other expenses	210,638	136,218	120,246
Total other expenses	3,652,185	2,773,102	2,179,091

Income before income tax	2,056,327	1,691,575	227,795
Federal and state income tax (expense) benefit	(773,799)	(658,155)	862,000
Net income	$1,282,528	$1,033,420	$1,089,795

Basic earnings per share of common stock	$0.71	$0.63	$1.33

Diluted earnings per share of common stock	$0.69	$0.62	$1.33

Basic average common shares outstanding	1,803,583	1,647,645	822,250
Diluted average common shares outstanding	1,846,462	1,672,928	822,250

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

CommerceFirst Bancorp, Inc. and Subsidiary
Consolidated Statements of Changes in Stockholders’ Equity
and Comprehensive Income

Years Ended December 31, 2006, 2005 and 2004

			Accumulated	Accumulated
	Common		Deficit/	Other	Total
	Stock		Undivided	Comprehensive	Stockholders’
	(Par Value)	Surplus	Profits	Income(Loss)	Equity

Balances, December 31, 2003	$8,223	$8,099,012	$(2,395,590)	$39,425	$5,751,070

Comprehensive income:
Net income	—	—	1,089,795	—	1,089,795
Other comprehensive income, net of tax:
Unrealized holding losses on
securities available for sale
arising during the period	—	—		(66,764)	(66,764)
Total comprehensive income					1,023,031

Balances, December 31, 2004	8,223	8,099,012	(1,305,795)	(27,339)	6,774,101

Comprehensive income:
Net income	—	—	1,033,420	—	1,033,420
Other comprehensive income, net of tax:
Unrealized holding losses on
securities available for sale
arising during the period	—	—		(38,698)	(38,698)
Total comprehensive income					994,722
Issuance of common stock	9,813	10,294,184	—	—	10,303,997
Cost of raising capital	—	(709,746)	—	—	(709,746)

Balances, December 31, 2005	18,036	17,683,450	(272,375)	(66,037)	17,363,074

Comprehensive income:
Net income	—	—	1,282,528	—	1,282,528
Other comprehensive income, net of tax:
Unrealized holding losses on
securities available for sale
arising during the period	—	—		41,383	41,383
Total comprehensive income					1,323,911

Balances, December 31, 2006	$18,036	$17,683,450	$1,010,153	$(24,654)	$18,686,985

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

CommerceFirst Bancorp, Inc. and Subsidiary
Consolidated Statements of Cash Flows
Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Cash flows from operating activities:
Net income	$1,282,528	$1,033,420	$1,089,795
Adjustments to reconcile net loss to net cash
used by operating activities:
Depreciation, amortization and accretion	89,915	20,411	88,976
Deferred income tax expense (benefit)	81,497	244,182	(862,000)
Provision for credit losses	225,000	360,000	590,000
Provision for losses on unfunded commitments	6,000	6,000	6,000
Change in assets and liabilities:
Increase in accrued interest receivable	(247,190)	(172,908)	(61,135)
Increase in SBA loans held for sale, net	323,066	435,990	(759,056)
Increase in other assets	(252,947)	(73,402)	(121,276)
Increase in accrued interest payable	116,927	22,500	18,703
(Decrease) increase in other liabilities	(328,303)	612,777	101,541

Net cash provided/(used) by operating activities	1,296,493	2,488,970	91,548

Cash flows from investing activities:
Purchases of available for sale securities	(6,046,875)	(11,891,160)	(3,001,250)
Maturities of available for sale securities	6,000,000	6,000,000	5,000,000
Purchases of Federal Reserve Bank stock	(2,550)	(206,550)	(63,450)
Increase in loans, net	(20,262,216)	(24,386,152)	(18,919,524)
Purchases of premises and equipment	(533,205)	(62,884)	(174,001)

Net cash used by financing activities	(20,844,846)	(30,546,746)	(17,158,225)

Cash flows from financing activities:
Increase(decrease) in noninterest-bearing deposits, net	1,083,765	(2,760,468)	11,304,085
Increase in time deposits, net	22,953,628	25,198,865	13,811,525
Increase(decrease) in securities sold under
agreements to repurchase, net	3,568,894	2,923,772	(1,607,429)
Issuance of common stock	—	10,303,997	—
Costs of raising capital	—	(709,746)	—

Net cash provided by financing activities	27,606,287	34,956,420	23,508,181

(Decrease)increase in cash and cash equivalents	8,057,934	6,898,644	6,441,504

Cash and cash equivalents, beginning of period	24,297,546	17,398,902	10,957,398

Cash and cash equivalents, end of year	$32,355,480	$24,297,546	$17,398,902

Supplemental Cash Flows Information:
Interest paid	$2,788,549	$1,416,229	$569,182
Total increase/(decrease) in unrealized appreciation/ (depreciation) on available for sale securities	$62,702	$(58,633)	$(101,158)

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

CommerceFirst Bank (the “Bank”) provides financial services to individuals and corporate customers located in Anne Arundel County and surrounding areas of Central Maryland, and is subject to competition from other financial institutions.  The Bank is also subject to the regulations of certain Federal and State of Maryland (the “State”) agencies and undergoes periodic examinations by those regulatory authorities.  The accounting policies of the Bank conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry.

Significant accounting policies not disclosed elsewhere in the consolidated financial statements are as follows:

Principles of Consolidation:

The consolidated financial statements include the accounts of CommerceFirst Bancorp, Inc. (the “Company”) and its subsidiary, CommerceFirst Bank.  Intercompany balances and transactions have been eliminated.  The Parent Only financial statements (see Note 18) of the Company account for the subsidiary using the equity method of accounting.

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

Securities Held to Maturity:

Bonds, notes and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the effective interest rate method over the period to maturity.  Securities transferred into held to maturity from the available for sale portfolio are recorded at fair value at time of transfer with unrealized gains or losses reflected in equity and amortized over the remaining life of the security.  The Bank has no investment securities classified as held to maturity as of December 31, 2006 and 2005.

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

Other Securities:

Federal Reserve Bank (“FRB”), Atlantic Central Bankers Bank (“ACBB”) and Maryland Financial Bank (“MFB”) stocks are equity interests that do not necessarily have readily determinable fair values for purposes of Statement of Financial Accounting Standard (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities, because their ownership is restricted and they lack a market.

Loans and Allowance for Credit Losses:

Loans are generally carried at the amount of unpaid principal, adjusted for deferred loan fees, which are amortized over the term of the loan using the effective interest rate method.  Interest on loans is accrued based on the principal amounts outstanding.  It is the Bank’s policy to discontinue the accrual of interest when a loan is specifically determined to be impaired or when principal or interest is delinquent for ninety days or more.  When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income.  Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote.  Cash collections on such loans are applied as reductions of the loan principal balance and no interest income is recognized on those loans until the principal balance has been collected.  Interest income on other nonaccrual loans is recognized only to the extent of interest payments received.  The carrying value of impaired loans is based on the present value of the loan’s expected future cash flows or, alternatively, the observable market price of the loan or the fair value of the collateral.

The allowance for credit losses is established through a provision for credit losses charged to expense.  Loans are charged against the allowance for credit losses when management believes that the collectibility of the principal is unlikely.  The allowance, based on evaluations of the collectibility of loans and prior loan loss experience, is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible.  The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions and trends that may affect the borrower’s ability to pay.

While management believes it has established the allowance for credit losses in accordance with accounting principles generally accepted in the United States of America and has taken into account the views of its regulators and the current economic environment, there can be no assurance that in the future the Bank’s regulators or its economic environment will not require further increases in the allowance.

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

SBA loan servicing rights are initially valued by allocating the total cost between the loan and the servicing right based on their relative fair values.  Since sales of SBA loans tend to occur in private transactions and the precise terms and conditions of the sales are typically not readily available, there is a limited market to refer to in determining the fair value of these servicing rights.  As such, the Bank relies primarily on a discounted cash flow model to estimate the fair value of its servicing rights.  This model calculates estimated fair value of these servicing rights by utilizing certain key characteristics such as interest rates, type of product (fixed vs. variable), age (new, seasoned, moderate), and other factors.  The Bank uses assumptions in the model that it believes are comparable to those used by brokers and other service providers.  The Bank also compares its estimates of fair value and assumptions to recent market activity and against its own experience.  The resulting servicing rights are recognized in other non-interest expense using an adjustable interest method.

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

Bank Premises and Equipment:

Bank premises and equipment are stated at cost less accumulated depreciation.  The provision for depreciation is computed using the straight-line method over the estimated useful lives of the assets.  Leasehold improvements are depreciated over the lesser of the terms of the leases or their estimated useful lives.  Expenditures for improvements that extend the life of an asset are capitalized and depreciated over the asset’s remaining useful life.  Any gains or losses realized on the disposition of premises and equipment are reflected in the consolidated statements of operations.  Expenditures for repairs and maintenance are charged to other expenses as incurred.  Computer software is recorded at cost and amortized over three years.

Long-Lived Assets:

The carrying value of long-lived assets and certain identifiable intangibles is reviewed by the Bank for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, as prescribed in SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  As of December 31, 2006 and 2005, certain loans existed in which management considered impaired (see Note 3).

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

Securities Sold Under Agreements to Repurchase:

Securities sold under agreements to repurchase are comprised of customer deposit agreements with daily maturities.  These obligations are not federally insured, but are collateralized by a security interest in various investment securities.  These pledged securities are segregated and maintained by a third-party institution.  The amortized cost of these securities at December 31, 2006 and 2005 was $11,050,129 and $7,973,603, respectively.  The fair value of these securities at December 31, 2006 and 2005 was $11,012,774 and $7,899,348, respectively.  The securities sold under agreements to repurchase were fully collateralized as of December 31, 2006 and 2005.

Credit Risk and Restrictions on Cash and Cash Equivalents:

The Bank has deposits in other financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation (“FDIC”).  The Bank had deposits and Federal funds sold of approximately $31,991,000 and $23,654,000 with four financial institutions as of December 31, 2006 and 2005, respectively.

The Federal Reserve requires the Bank to maintain noninterest-bearing cash reserves against certain categories of average deposit liabilities.  Such reserves averaged approximately $790,000 and $707,000 during the years ended December 31, 2006 and 2005, respectively.

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

Financial Statement Presentation:

Certain amounts in the prior years’ consolidated financial statements have been reclassified to conform to the current year’s presentation.

Note 2. Investment Securities

Investment securities are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2006

Available for sale:
U.S. Treasury (due within one year)	$5,004,612	$—	$(38,712)	$4,965,900
U.S. Treasury (due over one to four years)	6,045,517	1,357	—	6,046,874
	$11,050,129	$1,357	$(38,712)	$11,012,774
December 31, 2005

Available for sale:
U.S. Treasury (due within one year)	$5,961,682	$—	$(25,735)	$5,935,947
U.S. Treasury (due over one to four years)	5,011,921	—	(74,321)	4,937,600
	$10,973,603	$—	$(100,056)	$10,873,547

The gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2006 are as follows:

	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Treasury	$—	$—	$4,965,900	$38,712	$4,965,900	$38,712

For individual securities classified as either available for sale or held to maturity, the Bank must determine whether a decline in fair value below the amortized cost basis is other than temporary.  If the decline in fair value is considered to be other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings (that is, accounted for as a realized loss).  On December 31, 2006, the Bank held two investment securities having continuous unrealized loss positions for more than 12 months.  Management has determined that all unrealized loss positions as of December 31, 2006 are temporary unrealized losses relating to changes in interest rates.  The Bank has the ability and intent to hold these securities for the time necessary to recover the amortized costs.

Management’s evaluation of the securities portfolio indicates that securities in an unrealized loss position for more than twelve months is not related to any credit risk concerning the securities but relates to actual yields on these investments versus current market returns.

Note 3. Loans

Major categories of loans are as follows:

	2006	2005
Commercial mortgages	$51,461,223	$38,516,360
Commercial demand and time	45,350,193	38,231,773
	96,811,416	76,748,133
Unearned income on loans	(116,936)	(89,455)
	96,694,480	76,658,678
Allowance for credit losses	(1,613,693)	(1,615,108)

	$95,080,787	$75,043,570

The Bank makes business loans to customers located primarily in Anne Arundel County and surrounding areas of Central Maryland.  Although the loan portfolio is diversified, its performance will be influenced by the economy of the region.

Executive officers, directors, and their affiliated interests enter into business loan transactions with the Bank in the ordinary course of business.  These loans are made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with unrelated borrowers.  They do not involve more than normal risk of collectibility or present other unfavorable terms.  At December 31, 2006 and 2005, such loans outstanding totaled $5,837,347 and $5,662,565, respectively.  During 2006 and 2005, loan additions were $597,623 and $855,643, respectively.  During 2006 and 2005, loan repayments were $422,841 and $1,509,106, respectively.

The allowance for credit losses is as follows:

	2006	2005	2004
Balance, beginning of year	1,615,108	$1,153,874	$604,100
Provision for credit losses	225,000	360,000	590,000
Recoveries	—	116,000	32,458
Loans charged off	(226,415)	(14,766)	(72,684)

Balance, end of year	$1,613,693	$1,615,108	$1,153,874

Loans on which the accrual of interest has been discontinued amounted to $627,833 and $591,885 at December 31, 2006 and 2005, respectively.  Interest that would have been accrued under the terms of these loans totaled $61,269 and $68,593 for the years ended December 31, 2006 and 2005, respectively.  The Bank has no commitments to loan additional funds to the borrowers of impaired or non-accrual loans.

Information regarding loans classified by the Bank as impaired is summarized as follows:

	2006	2005

Loans classified as impaired, with a valuation allowance	$627,833	$591,885
Allowance for credit losses on impaired loans	470,333	434,385
Average balance of impaired loans during year	609,859	620,942

According to management, the Bank has no investments in troubled debt restructurings as of December 31, 2006 and 2005.

Note 4. Premises and Equipment

A summary of premises and equipment is as follows:

	Useful lives	2006	2005
Equipment	3-5 years	$498,286	$323,104
Furniture and fixtures	5 years	186,140	125,419
Leasehold improvements	4-10 years	406,010	122,609
Software	3 years	187,792	173,892
		1,278,228	745,024
Accumulated depreciation and amortization		(700,204)	(580,639)

		$578,024	$164,385

Depreciation expense was $110,446, $75,418 and $66,779 for the years ended December 31, 2006, 2005 and 2004, respectively.  Amortization of software was $9,119, $7,913, and $13,014 for the years ended December 31, 2006, 2005 and 2004, respectively.

The Company leases the facility that serves as the executive offices for the Company and as the main banking office for the Bank.  The facility, which is approximately 8,100 square feet and located in Annapolis, Maryland, is leased by the Company through April 2010, with two remaining five year renewal options, with annual increases of 3%.  The Company leases another facility to serve as a branch banking office.  The facility, which is approximately 2,100 square feet and located in Lanham, Maryland, is leased by the Company through August 2014, with a five year early termination option, with annual increases of 3%.  The Company leases another facility to serve as an additional branch banking office.  The facility, which is approximately 2,600 square feet and located in Glen Burnie, Maryland, is leased by the Company through July 2011, with annual increases of 3%.  In 2006, the Company entered into a lease agreement for a facility to serve as an additional branch banking office.  The facility, which is approximately 2,400 square feet and located in Columbia, Maryland, is leased by the Bank through February 2016, with one remaining five year renewal option, with annual increases of 3%.  Total rent expense, including pro-rata portions of property taxes and maintenance expenses, relating to these agreements, was $285,444, $223,222, and $199,113 for the years ended December 31, 2006, 2005 and 2004, respectively.

Note 5. SBA Loan Servicing Rights

Information regarding changes in SBA loan servicing rights, included in other assets, is summarized as follows:

	2006	2005

Balance, beginning of year	$88,541	$41,273
Addition of SBA loan servicing rights	72,216	59,900
Amortization	(49,869)	(12,632)
Paydowns	(29,966)	—

Balance, end of year	$80,922	$88,541

The total balance of loans being serviced by the Bank was $6,800,821 and $5,332,829 at December 31, 2006 and 2005, respectively.

At December 31, 2006, management did not deem it necessary to establish a valuation allowance for loan servicing rights.

Note 6. Deposits

Major classifications of interest-bearing deposits are as follows:

	2006	2005

NOW	$3,068,900	$6,331,349
Money Market	14,685,443	17,247,770
Savings	89,419	401,661
Certificates of Deposit, $100, 000 or more	65,977,199	40,696,865
Other time deposits	9,369,167	5,558,855

	$93,190,128	$70,236,500

Interest expense on interest-bearing deposits, by category, is as follows:

	2006	2005	2004
NOW	26,742	$16,165	$4,294
Money Market	607,214	271,701	99,648
Savings	3,599	2,238	556
Certificates of Deposit, $100,000 or more	1,755,423	911,692	401,172
Other time deposits	380,759	200,940	63,284
	$2,773,737	$1,402,736	$568,954

At December 31, 2006, the scheduled maturities of time deposits are approximately as follows:

2006
2007	$31,882,557
2008	12,949,675
2009	30,316,134
2010	198,000
$75,346,366

Deposit and repurchase agreement balances of executive officers and directors and their affiliated interests totaled approximately $13,393,000 and $9,965,000 at December 31, 2006 and 2005, respectively.

Included in Certificates of Deposit, $100,000 or more and other time deposits are $19,825,933 and $6,437,000 of brokered certificates with weighted average interest rates of 5.37% and 4.04% at December 31, 2006 and 2005, respectively.

Note 7. Short-term borrowings

The Bank has received approval of unsecured credit facilities for short-term liquidity needs from financial institutions of $8,500,000 and $3,700,000 at December 31, 2006 and 2005, respectively.  There were no borrowings outstanding under these credit arrangements at December 31, 2006 and 2005.

Note 8. Other Operating Expenses

Other operating expenses include the following:

	2006	2005	2004

Courier	$14,718	$12,355	$4,515
Internet charges	10,112	9,888	9,580
Loan fees - SBA	8,281	10,764	14,347
Director fees	32,500	—	—
Postage	20,150	19,515	16,409
Repairs and maintenance	22,263	6,896	8,622
Provision for losses on unfunded commitments	6,000	6,000	6,000
Telephone	33,523	13,053	11,053
Other	63,091	57,747	49,720

	$210,638	$136,218	$120,246

Note 9. Income Taxes

Income tax expense (benefit) components are as follows:

	2006	2005	2004
Current:
Federal	$570,819	$350,888	$—
State	121,482	63,085	—
Total current	692,301	413,973	—
Deferred income taxes (benefits):
Federal	66,922	198,139	67,181
State	14,576	46,043	14,873
Decrease in valuation allowance	—	—	(944,054)
Total deferred	81,498	244,182	(862,000)

Income tax expense (benefit)	$773,799	$658,155	$(862,000)

A reconciliation of income tax expense (benefit) computed at the statutory rate of 34% to the actual income tax expense (benefit) is as follows:

	2006	2005	2004
Income before income tax expense (benefit)	$2,056,327	$1,691,575	$227,795

Tax computed at Federal income tax rate	$699,151	$575,136	$77,450
Increase (decrease) resulting from:
State income taxes, net of Federal benefit	89,775	41,636	25,073
Benefit of NOL	—	—	(944,054)
Other	(15,127)	41,383	(20,469)

Income tax expense (benefit)	$773,799	$658,155	$(862,000)

The components of the net deferred tax assets are as follows:

	2006	2005
Deferred tax assets:
Allowance for credit losses	$623,208	$623,755
Net unrealized losses on securities available for sale	12,701	34,019
Reserve for unfunded commitments	13,903	11,586
	649,812	669,360

Deferred tax liabilities:
Accumulated depreciation	100,791	17,523

Net deferred tax asset	$549,021	$651,837

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

Outstanding loan commitments, unused lines of credit and letters of credit are approximately as follows:

	2006	2005
Loan commitments:
Commercial	$21,968,000	$17,324,000

Unused lines of credit:
Commercial lines	$28,068,000	$20,152,000

Letters of credit:	$910,000	$702,000

Loan commitments and lines of credit are agreements to lend to customers as long as there is no violation of any conditions of the contracts.  Loan commitments generally have interest rates reflecting current market conditions, fixed expiration dates, and may require payment of a fee.  Lines of credit generally have variable interest rates.  Some of the loan commitments and lines of credit are expected to expire without being drawn upon; accordingly, the total commitment amounts do not necessarily represent future cash requirements.  The Bank evaluates each customer’s creditworthiness on a case-by-case basis.  The amount of collateral or other security obtained, if deemed necessary by the Bank upon extension of credit, is based on the Bank’s credit evaluation.  Collateral held varies but may include deposits held in financial institutions, U.S. Treasury securities, other marketable securities, accounts receivable, inventory, property and equipment, personal residences, income-producing commercial properties, and land under development.  Personal guarantees are normally obtained to provide added security for certain commitments.

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

The Bank’s exposure to credit loss in the event of nonperformance by the customer is the contractual amount of the commitment.  Loan commitments and lines of credit are made on the same terms, including collateral, as outstanding loans.  As of December 31, 2006 and 2005, the Bank has accrued $36,000 and $30,000, respectively, for unfunded commitments related to these financial instruments with off balance sheet risk, which is included in other liabilities

Employment agreements:

The Company has employment agreements with the Chairman of the Board of Directors, President, and Executive Vice President, which expire in 2009, and with a Senior Vice President, which expires in 2007.

Note 11. Stockholders’ Equity

Restrictions on dividends:

Banking regulations limit the amount of dividends that may be paid without prior approval of the Bank’s regulatory agencies.  Regulatory approval is required to pay dividends that exceed the Bank’s net profits for the current year plus its retained net profits for the preceding two years.

Regulatory capital requirements:

The Company and Bank are subject to various regulatory capital requirements administered by Federal and State banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements.  The Company and Bank must meet specific capital guidelines that involve quantitative measures of the Company’s and Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting principles.  The Company’s and Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (as defined in the regulations) of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets.  Management believes, as of December 31, 2006 and 2005 the Company and Bank meet all capital adequacy requirements to which it is subject.

As of December 31, 2006, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios.  There are no conditions or events since that notification that management believes have changed the Bank’s category.

A comparison of capital as of December 31, 2006 and 2005 with minimum requirements is approximately as follows:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006
Total Capital
(to Risk Weighted Assets)
Company	$20,026,656	19.1%	$8,390,000	8.0%	N/A
Bank	16,419,738	15.7%	8,389,000	8.0%	$10,488,000	10.0%

Tier I Capital
(to Risk Weighted Assets)
Company	18,711,639	17.8%	4,195,000	4.0%	N/A
Bank	15,104,721	14.4%	4,195,000	4.0%	6,292,000	6.0%

Tier I Capital
(to Average Assets)
Company	18,711,639	15.1%	4,956,000	4.0%	N/A
Bank	15,104,721	12.2%	4,956,000	4.0%	6,195,000	5.0%

As of December 31, 2005
Total Capital
(to Risk Weighted Assets)
Company	$18,463,186	22.5%	$6,539,000	8.0%	N/A
Bank	14,813,613	18.0%	6,537,000	8.0%	$8,171,000	10.0%

Tier I Capital
(to Risk Weighted Assets)
Company	17,429,111	21.2%	3,269,000	4.0%	N/A
Bank	13,779,538	16.8%	3,268,000	4.0%	4,902,000	6.0%

Tier I Capital
(to Average Assets)
Company	17,429,111	17.3%	4,022,000	4.0%	N/A
Bank	13,779,538	13.7%	4,021,000	4.0%	5,028,000	5.0%

During the first quarter of 2005 the Company sold an aggregate of 981,333 additional shares of common stock. Of the shares sold, 175,000 were sold on a rights offering basis to shareholders of record as of December 9, 2004 at a price of $10.50 per share, and 806,333 shares were sold in a public offering also at a price of $10.50 per share.  The offerings, which closed on February 28, 2005, raised an aggregate of approximately $9.6 million, net of expenses of the offering, financial advisory fees and underwriter’s commission.  In March 2005, the Company contributed $6,000,000 to the capital of the Bank. The remaining proceeds of the offerings are available for general corporate purposes, including further contribution to the Bank for use in its lending and investment activities and other operations.

Note 12. Warrant and Option Plans

At December 31, 2006, outstanding and fully vested warrants totaled 123,337, of which no warrants had been exercised.  The exercise price of each warrant is $10 per share and must be exercised, unless earlier called by the Company, not later than 10 years from August 18, 2000.  Generally, vested warrants also expire 90 days following the date that the organizer ceases to be a director of the Bank.  Warrants may be called by the Company in the event that a merger, sale, acquisition, share exchange or other similar extraordinary event is approved by the Board of Directors of the Company.  Upon call by the Company, warrant holders have 90 days in which to exercise their warrants.  If they are not exercised, the Company will pay the warrant holder the difference between the exercise price of the warrant and the fair market value of the stock of the Company at the time of the closing of the transaction.  In the event that an applicable Federal or state regulatory authority determine that the Bank’s capital fails to meet minimum capital requirements, such regulatory authority may direct the Company to call all outstanding warrants.  Any warrants not exercised will be thereafter forfeited.

The Board of Directors of the Company also adopted a stock option plan as a performance incentive for the Bank’s officers and key employees.  The employment contracts, signed by the Chairman of the Board, President, and Executive Vice President, obligated the Company to issue non-transferable stock options in the amount of 2,500, 10,000, and 7,500, respectively, at an exercise price of $10 per share.  At December 31, 2006, all stock options had been issued by the Company and were fully vested, of which no options had been exercised.

On January 1, 2006, the Company adopted SFAS No. 123R, Share-Based Payments, for accounting and reporting for stock-based compensation plans.  SFAS No. 123R defines a fair value at grant date based method of accounting for measuring compensation expense for stock-based plans to be recognized in the statement of income.  Compensation expense under SFAS No. 123R was $0, for the year ended December 31, 2006, as no new options were granted during the period and all existing plans had vested.  For 2005 and 2004, the Company applied Accounting Principles Board Opinion (APB) No. 25 and related Interpretations for accounting and reporting for these plans.  If compensation cost for these periods had been determined based on the fair value at the grant date for awards under this plan consistent with the methods outlined in SFAS No. 123R, there would be no change in reported net income for the years ending December 31, 2005 and 2004.

Note 13. Employee Benefit Plans

The Bank has employee benefit programs that include health and dental insurance, life and long-term and short-term disability insurance and a 401(k) retirement plan.  Under the 401(k) plan, the Bank made a 50% match of eligible employee contributions up to 6% of base salary in 2006, and 2005 and 2004.  The Bank’s contributions to the plan, included in salaries and employee benefits, totaled $33,064, $24,054 and $23,171, for the years ended December 31, 2006, and 2005 and 2004, respectively.

Note 14. Income Per Common Share

Income per common share are calculated as follows:

	2006	2005	2004
Basic:
Net income	$1,282,528	$1,033,420	$1,089,795
Basic average common shares outstanding	1,803,583	1,647,645	822,250
Basic net income per share	$0.71	$0.63	$1.33
Diluted:
Diluted average common shares outstanding	1,846,462	1,672,928	822,250
Diluted net income per share	$0.69	$0.62	$1.33

Note 15. Related Party Transactions

The Bank paid $66,473, $48,467, and $57,403 during the years ended December 31, 2006, 2005 and 2004 respectively, to a computer consulting firm of which a Director is also a principal.  Expenditures included computer hardware, software, installation, training, and support services.

The Bank paid $176,549, $122,949, and $176,549 during the years ended December 31, 2006, 2005 and 2004 respectively, for various group insurance benefits for which a Director will ultimately receive commission compensation.

The Bank paid $8,384, $8,121, and $2,851 during the years ended December 31, 2006, 2005 and 2004 respectively, for office supplies to a company of which a Director is also a principal.

Expenses of approximately $7,430, $3,668, and $6,313 were paid for legal services with a law firm, of which the Chairman of the Board of the Company is a principal, for the years ended December 31, 2006, 2005 and 2004, respectively.

All of the above transactions appear to have been consummated on terms equivalent to those that prevail in arms length transactions.

Note 16.  Fair Values of Financial Instruments

In accordance with the disclosure requirements of SFAS No. 107, the estimated fair value and the related carrying values of the Company’s financial instruments are as follows:

	2006		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets
Cash and due from banks	$3,689,487	$3,689,487	$3,625,647	$3,625,647
Federal funds sold	28,665,993	28,665,993	20,671,899	20,671,899
Investment securities available for sale, at fair value	11,012,774	11,012,774	10,873,547	10,873,547
FRB stock, at cost	405,000	405,000	402,450	402,450
Other equity investments, at cost	62,000	62,000	62,000	62,000
Loans, less allowance for credit losses	95,080,787	97,218,000	75,043,570	75,043,570
Loans held for sale, at fair value	—	—	323,066	323,066
Accrued interest receivable	654,044	654,044	406,854	406,854

Financial Liabilities
Noninterest-bearing demand	19,014,612	19,014,612	17,930,847	17,930,847
Interest-bearing	93,190,128	93,910,000	70,236,500	70,236,500
Securities sold under agreements to repurchase	9,579,116	9,579,116	6,010,222	6,010,222
Accrued interest payable on deposits	175,839	175,839	58,912	58,912

For purposes of the disclosures of estimated fair value, the following assumptions were used.

Loans:

The estimated fair value for loans is determined by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Investment securities:

Estimated fair values are based on quoted market prices.

Deposits:

The estimated fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW accounts and money market accounts, is equal to the amount payable on demand at the reporting date (that is, their carrying amounts).  The fair value of certificates of deposit is based on the rates currently offered for deposits of similar maturities.  The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

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

Note 17. Recently Issued Accounting Pronouncements

In February 2006, the FASB issued Statement No. 155 (SFAS 155), Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140. SFAS No. 155 simplifies accounting for certain hybrid instruments currently governed by SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, by allowing fair value remeasurement of hybrid instruments that contain an embedded derivative that otherwise would require bifurcation. SFAS No. 155 also eliminates the guidance in SFAS No. 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets, which provides such beneficial interests are not subject to SFAS No. 133. SFAS No. 155 amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a Replacement of FASB Statement No. 125, by eliminating the restriction on passive derivative instruments that a qualifying special-purpose entity may hold. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.  The Company feels that this pronouncement will not have a significant impact on the financial statements.

In March 2006, the FASB issued Statement No. 156 (SFAS 156), Accounting for Servicing of Financial Assets- an amendment of FASB Statement No. 140. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in specific situations. Additionally, the servicing asset or servicing liability shall be initially measured at fair value; however, an entity may elect the “amortization method” or “fair value method” for subsequent balance sheet reporting periods. SFAS No. 156 is effective as of an entity’s first fiscal year beginning January 1, 2007. Early adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year.  The Company feels that they are currently in compliance with this new pronouncement.

In September 2006, the FASB issued Statement No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The provisions should be applied prospectively, except for certain specifically identified financial instruments.  The Company is currently reviewing this pronouncement.

In July 2006, the FASB issued Financial Accounting Standards Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006.  The Company feels that this pronouncement will not have a significant impact on the financial statements.

In 2006, the Office of the Comptroller of the Currency, the Office of Thrift Supervision, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, and the National Credit Union Administration (collectively, the agencies), have issued an interagency policy statement on the ALLL and supplemental FAQs. This issuance revises the 1993 policy statement on the ALLL previously issued by the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, and the Office of Thrift Supervision. The National Credit Union Administration has also joined in issuing the revised guidance.

The agencies believe an assessment of the appropriateness of the ALLL is critical to the safety and soundness of a financial institution. In light of ALLL-related developments since the policy statement was first adopted in 1993, the agencies have revised the previous policy to ensure consistency with generally accepted accounting principles (GAAP) and more recent supervisory guidance. The 1993 policy statement was originally issued to describe the responsibilities of the boards of directors, management and examiners of banks and savings associations regarding the ALLL; factors to be considered in the estimation of the ALLL; and the objectives and elements of an effective loan review system, including a sound credit grading system. The revised policy statement updates this guidance and also extends it to credit unions and their examiners.

This revision reiterates key concepts and requirements included in existing ALLL supervisory guidance and GAAP. Because the ALLL represents one of the most significant estimates in an institution’s financial statements and regulatory reports, the agencies remind those institutions of their responsibility for developing, maintaining, and documenting a comprehensive, systematic, and consistently applied process for determining the amounts of the ALLL and the provision for loan and lease losses. To fulfill this responsibility, each institution should ensure that controls are in place to determine consistently the ALLL in accordance with GAAP, the institution’s stated policies and procedures, management’s best judgment and relevant supervisory guidance.

Consistent with longstanding supervisory guidance, institutions must maintain an ALLL at a level that is appropriate to cover estimated credit losses on individually evaluated loans determined to be impaired as well as estimated credit losses inherent in the remainder of the loan and lease portfolio. Estimates of credit losses should reflect consideration of all significant factors that affect the collectibility of the portfolio as of the evaluation date. Arriving at an appropriate allowance involves a high degree of management judgment and results in a range of estimated losses. Accordingly, prudent, conservative, but not excessive, loan loss allowances that represent management’s best estimate from within an acceptable range of estimated losses are appropriate.

Although the revised policy statement reiterates key concepts and requirements in GAAP and existing supervisory guidance on the ALLL, the agencies recognize that institutions may not have sufficient time to complete any enhancements needed to bring their ALLL processes and documentation into full compliance with the revised guidance for year-end 2006 reporting purposes. Nevertheless, these enhancements should be completed in the near term.  The Company is currently reviewing this pronouncement and feels that they will be in compliance in the future.

Note 18. Parent Company Financial Information

The Balance Sheets, Statements of Income and Statements of Cash Flows for CommerceFirst Bancorp, Inc. (Parent Only) are presented below:

Balance Sheets

December 31,	2006	2005
Assets
Cash	3,606,918	$3,649,573
Investment in CommerceFirst Bank	15,080,067	13,713,501
Total assets	18,686,985	$17,363,074

Stockholders’ Equity

Common stock	$18,036	$18,036
Surplus	17,683,450	17,683,450
Retained earnings (deficit)	1,010,153	(272,375)
Accumulated other comprehensive loss	(24,654)	(66,037)

Total stockholders’ equity	$18,686,985	$17,363,074

Statements of Income

Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Income tax benefit	$61,161	$—	$—
Expenses	(103,816)	(76,070)	(52,259)
Loss before equity in income of subsidiary	(42,655)	(76,070)	(52,259)
Net income of subsidiary	1,325,183	1,109,490	1,142,054
Net income	$1,282,528	$1,033,420	$1,089,795

Statements of Cash Flows

Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Cash flows from operating activities:
Net income	1,282,528	$1,033,420	$1,089,795
Adjustments to reconcile net income to net cash used by operating activities:
Decrease (increase) in other assets	—	55,780	(50,780)
Net income of subsidiary	(1,325,183)	(1,109,490)	(1,142,054)

Net cash used by operating activities	(42,655)	(20,290)	(103,039)

Cash flows from investing activities:
Investment in subsidiary	—	(6,000,000)	(1,000,000)

Cash flows from financing activities:
Issuance of common stock, net	—	10,303,997	—
Costs of raising capital	—	(709,746)	—

Net cash provided by financing activities	—	9,594,251	—

(Decrease) increase in cash	(42,655)	3,573,961	(1,103,039)

Cash, beginning of year	3,649,573	75,612	1,178,651
Cash, end of year	$3,606,918	$3,649,573	$75,612

Note 19. Quarterly Results of Operations (Unaudited)

The following is a summary of the Consolidated unaudited quarterly results of operations

2006	Three months ended,
(Dollars in thousands, except per share amounts)	December 31	September 30	June 30	March 31
Interest income	$2,397	$2,097	$1,913	$1,799
Interest expense	996	739	626	544
Net interest income	1,401	1,358	1,287	1,255
Provision for credit losses	—	45	90	90
Net income before income tax	535	599	486	436
Federal and state income tax expense	218	228	184	144
Net income	317	371	302	292
Net income per share (basic)	$0.18	$0.20	$0.17	$0.16
Net income per share (diluted)	$0.18	$0.19	$0.16	$0.16

2005	Three months ended,
(Dollars in thousands, except per share amounts	December 31	September 30	June 30	March 31
Interest income	$1,700	$1,492	$1,297	$1,150
Interest expense	482	387	311	259
Net interest income	1,218	1,105	986	891
Provision for credit losses	90	90	90	90
Net income before income tax	462	584	352	293
Federal and state income tax expense	166	234	145	113
Net income	296	350	207	180
Net income per share (basic)	$0.17	$0.20	$0.11	$0.15
Net income per share (diluted)	$0.16	$0.20	$0.11	$0.15

2004	Three months ended,
(Dollars in thousands, except per share amounts)	December 31	September 30	June 30	March 31
Interest income	$939	$759	$680	$623
Interest expense	205	133	131	119
Net interest income	734	626	549	503
Provision for credit losses	90	410	45	45
Net income	134	758	124	74
Net income per share (basic and diluted)	$0.17	$0.92	$0.15	$0.09

Note 20. Subsequent Event

In January 2007, the Company entered into a lease agreement for a facility to serve as an additional branch banking office.  The facility, which is approximately 1,500 square feet and located in Severna Park, Maryland, is leased by the Bank through January 2012 at an initial rent of approximately $45,000, with annual increases of 3%.

Directors & Officers

of

CommerceFirst Bancorp, Inc. and CommerceFirst Bank

Milton D. Jernigan II, Esquire*

Chairman of the Board

Managing Partner

McNamee, Hosea, Jernigan, Kim, Greenan & Walker, P.A.

Richard J. Morgan* President & Chief Executive Officer	Lamont Thomas* Executive Vice President & Chief Operating Officer

Wilfred T. Azar, III President Empire Management Services	Nicholas J. Marino President Marino Transportation Services, LLC

William F. Chesley President W. F. Chesley Real Estate, Inc.	Michael J. Miller Vice President Concrete General, Inc. & Tri M Leasing Corp

Charles F. Delavan, Esquire Principal Blumenthal, Delavan & Williams, P.A.	Robert R. Mitchell* Private Investor and Former President, Mitchell Business Equipment, Inc.

Gregory A. Gray President Eastern Waterproofing & Restoration Co., Inc.	John A. Richardson, Sr.* President, Crofton Bowling Center Former President, Branch Electric Supply Co., Inc.

Edward B. Howlin, Jr.* President Howlin Realty Management, Inc.	Don E. Riddle, Jr. Chairman & Chief Executive Officer Homestead Gardens, Inc.

Charles L. Hurtt, Jr., CPA* President Charles L. Hurtt, Jr., PA	George C. Shenk, Jr.* President Whitmore Group, Inc.

Milton D. Jernigan, Sr. Private Investor and Retired Former Founder, Chairman and President AAA Rentals, Inc. and AAA Tools, Inc.	Dale R. Watson President Alpha Engineering Associates, Inc.

Jerome A. Watts* Private Investor and Former Owner Plan Management	J. Scott Wimbrow Senior Vice President MacKenzie Commercial Real Estate Services LLC

*Director of CommerceFirst Bancorp, Inc.

Officers

of
CommerceFirst Bank

Thomas L. Bolander
Senior Vice President

Penny L. Cantwell
Senior Vice President

W. Craig Engelhaupt
Senior Vice President

George Kapusta
Senior Vice President

Candace M. Springmann
Vice President & Corporate Secretary

Jean J. Barnes
Vice President

Melonee Fleming, CCE
Vice President

David Steinhoff
Vice President

Irma Russell
Assistant Vice President

Robert W. Smith IV
Loan Officer

Ann Brundige
Community Development Officer

Locations
of
CommerceFirst Bank

1804 West Street, Suite 200
Annapolis MD 2104

Lanham	BWI	Old Dobbin Lane
4451 Parliament Place	910 Cromwell Park Drive	6230 Old Dobbin Lane
Lanham MD 20706	Glen Burnie MD21061	Columbia MD 21045

The Company will provide, without charge, to any shareholder of record or any beneficial owner of Common Stock, a copy of its 2006 Annual Report on Form 10-KSB filed with the Securities and Exchange Commission, upon the written request. Requests should be directed to Candace M. Springmann, Corporate Secretary, at the Company’s executive offices at 1804 West Street, Suite 200, Annapolis MD 21401.