Form 10KSB, Exhibit 13
period 2007-12-31
COMMERCEFIRST BANCORP INC
filed 2008-03-11
CIK 1098813

Exhibit 13

Raising Banking to the Power of Business®

Annual Report

2007

1804 West Street
Annapolis, MD 21401
www.commerce1st.com

March 14, 2008

To our Fellow Shareholders:

We had a very busy year during 2007 as we made strategic adjustments to our operations to increase efficiencies and create the structure for the future growth of the bank. We substantially upgraded our core data processing and internet banking platforms, re-configured our main operations facilities as well as opened our fifth branch in June 2007. In spite of these time consuming internal changes, asset and loan growth has continued during 2007. This growth has resulted in increased revenues as compared to prior periods. The Company continues to experience strong loan demand for commercial loans and commercial real estate loans. The Company had no loans to consumers at December 31, 2007. Key measurements and events for the year ended December 31, 2007 include the following:

•      Net loans outstanding increased by 31.1% to $125 million as of December 31, 2007 from $95 million as of December 31, 2006.

•      Total assets as of December 31, 2007 increased by 5.3% to $149 million as compared to $141 million as of December 31, 2006.

•      Deposits as of December 31, 2007 were $123 million, an increase of $11 million or 10.0% from December 31, 2006.

•      The Company’s net income decreased to $1.088 million, or 15.2%, for the year ended December 31, 2007 as compared to net income of $1.282 million for the year ended December 31, 2006.

Earnings were adversely influenced by a decline in the Company’s net interest margin and increased expenses related to the implementation of the aforementioned strategic operational changes and the effect of changes in market interest rates. With these changes accomplished, we believe that the Company is in a position to efficiently manage its planned growth in the upcoming years.

As always we appreciate your continued support of our bank through your referrals and patronage throughout 2007.

Very truly yours,

Milton D. Jernigan II	Richard J. Morgan
Chairman of the Board	President and CEO

SELECTED CONSOLIDATED FINANCIAL DATA

The following table shows selected historical consolidated financial data for CommerceFirst Bancorp, Inc. You should read it in conjunction with the historical consolidated financial information contained in the Consolidated Financial Statements for the year ended December 31, 2007 included in this Annual Report. Data for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 are derived from the audited consolidated financial statements.

Year Ended December 31,
(Dollars in thousands, except per share data.)	2007	2006	2005	2004	2003
Operation Statement Data:
Net interest income	$5,956	$5,301	$4,200	$2,412	$1,958
Provision for loan losses	$45	$225	$360	$590	$270
Noninterest income	$620	$633	$625	$584	$327
Noninterest expense	$4,749	$3,652	$2,773	$2,179	$1,873
Federal and state income tax (expense) benefit	$(694)	$(774)	$(658)	$862	$—
Net income	$1,088	$1,283	$1,033	$1,090	$143

Per share data and shares outstanding:
Net income per share, basic	$0.60	$0.71	$0.63	$1.33	$0.17
Net income per share, diluted	$0.59	$0.69	$0.62	$1.33	$0.17
Book value at period end	$11.02	$10.36	$9.63	$8.24	$6.99
Average common shares outstanding during year	1,816,504	1,803,583	1,647,645	822,250	822,250
Diluted average common shares outstanding during year	1,848,195	1,846,462	1,672,928	822,250	822,250
Shares outstanding at period end	1,820,548	1,803,583	1,803,583	822,250	822,250

Financial Condition data:
Total assets	$148,811	$141,270	$112,545	$75,953	$51,295
Loans receivable (net)	$124,670	$95,081	$75,044	$51,776	$32,688
Allowance for loan losses	$1,665	$1,614	$1,615	$1,154	$604
Other interest-earning assets	$18,358	$40,121	$31,985	$19,180	$15,865
Total deposits	$123,408	$112,205	$88,167	$65,729	$40,613
Borrowings	$4,306	$9,579	$6,010	$3,086	$4,694
Stockholders’ equity	$20,056	$18,687	$17,363	$6,774	$5,751

Selected performance ratios:
Return on average earning assets	1.07%	1.23%	1.19%	2.05%	0.33%
Return on average equity	7.47%	7.16%	6.76%	18.02%	2.48%
Net interest margin(1)	4.38%	5.06%	4.86%	4.58%	4.52%
Net interest spread(2)	3.10%	3.83%	4.01%	4.11%	4.11%
Efficiency ratio(3)	72.21%	61.56%	57.47%	60.79%	81.97%

Asset quality ratios:
Nonperforming loans to gross loans	0.89%	0.65%	0.77%	2.00%	1.18%
Allowance for loan losses to loans	1.32%	1.67%	2.10%	2.18%	1.81%
Allowance for loan losses to nonperforming loans	1.48	x	2.57	x	2.73	x	1.09	x	1.54	x
Nonperforming assets to loans and other real estate	0.89%	0.65%	0.77%	2.00%	1.18%
Net loan charge-offs (recoveries) to average loans	0.00%	0.26%	(0.15)%	0.10%	0.97%

Capital ratios:
Total risk-based capital ratio	16.48%	19.10%	22.50%	13.52%	18.59%
Tier I risk-based capital ratio	15.23%	17.84%	21.20%	12.26%	17.34%
Leverage ratio	13.91%	15.10%	17.30%	10.58%	12.70%
Average equity to average assets	13.93%	16.63%	17.05%	10.97%	12.73%

(1)           Net interest margin is net interest income divided by average earning assets.

(2)           Net interest spread is the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.

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

This discussion and analysis provides an overview of the financial condition and results of operations of CommerceFirst Bancorp, Inc. (the “Company”) and CommerceFirst Bank (the “Bank”) for the years 2007 and 2006.  It is intended that this discussion and analysis help the readers in their analysis of the accompanying audited Consolidated Financial Statements. You should read this discussion in conjunction with the Consolidated Financial Statements and Notes thereto provided elsewhere in this report.

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

In June 2006, the Bank opened a new branch office, its third banking office, in leased space in the BWI Airport Business District on Cromwell Park Drive, Glen Burnie, Maryland.  In August  2006, the Bank opened a new branch office, its four banking office, in leased space in the Liberty Place office park on Old Dobbin Lane, Columbia, Maryland. In June 2007, the Bank opened its fifth banking location in leased facilities in the Severna Park Market Center in Severna Park, Maryland.

Overview

The Company continued a pattern of growth during the year ended December 31, 2007. This growth has resulted in increased revenues as compared to prior periods. Key measurements and events for the year ended December 31, 2007 include the following:

•      Total assets as of December 31, 2007 increased by 5.3% to $148.8 million as compared to $141 million as of December 31, 2006.

•      Net loans outstanding increased by $29.6 million, or 31.1% to $124.7 million as of December 31, 2007 from $95.1 million as of December 31, 2006.

•      Deposits as of December 31, 2007 were $123.4 million, an increase of $11.2 million or 10.0% from December 31, 2006.

•      The Company’s net income decreased to $1.088 million, or 15.2%, for the year ended December 31, 2007 as compared to net income of $1.282 million for the year ended December 31, 2006.

•      Net interest income, the Company’s main source of income, was $6.0 million during the year ended December 31, 2007 compared to $5.3 million for the same period in 2006. This represents an increase of 12.4% for the year December 31, 2007 as compared to 2006.

•      Non-interest expenses increased by $1.096 million, or 30.0%, for the year ended December 31, 2007, as compared to 2006 as the result of changing the Bank’s core data processer, its internet service provider, changes to its communication system and costs of additional branches.

A detailed discussion of the factors leading to these changes can be found in the discussion below.

Critical Accounting Policies

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and follow general practices within the industries in which it operates.  Application of these principles requires management to make estimates, assumptions and judgments that affect the amounts reported in the financial statements and accompanying notes.  These estimates, assumptions and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions and judgments.  Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and as such have a greater possibility of producing results that could be materially different than originally reported.  Estimates, assumptions and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event.  Carrying assets and liabilities at fair value inherently results in more financial statement volatility.  The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available.

The most significant accounting policies followed by the Company are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this discussion, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined.  Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions and estimates underlying those amounts, management has identified the determination of the allowance for loan losses as the accounting area that requires the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

The Company believes it has developed appropriate policies and procedures for assessing the adequacy of the allowance for loan losses, recognizing that this process requires a number of assumptions and estimates with respect to its loan portfolio.  The Company’s assessments may be impacted in future periods by changes in economic conditions, the impact of regulatory examinations and the discovery of information with respect to borrowers which is not known to management at the time of the issuance of the consolidated financial statements.  For additional discussion concerning the allowance for loan losses and related matters, see “Allowance and Provision for Loan Losses” below and Note 1 to the consolidated financial statements.

Financial Condition

The Company’s assets at December 31, 2007 were $148.8 million, an increase of $7.5 million or 5.3%, from December 31, 2006. The increase is primarily the result in the increase in loans of $29.6 million offset by the decrease in cash and cash equivalents of $20.6 million. The Company used its excess liquidity to fund the loan increases during 2007.

At December 31, 2007, loans totaled $124.7 million as compared to loans of $95.1 million at December 31, 2006. The loan portfolio is comprised of commercial loans and real estate loans. The majority of the increase in loans was in the real estate portfolio which increased $21.5 million (42.0%) while commercial loans increased $8.1 million (17.8%). During 2007, the Company increased efforts to originate real estate loans for asset quality purposes. The real estate portfolio is composed almost entirely of loans secured by commercial real estate. The Company has little in acquisition and development loans secured by residential building lots (approximately $1 million).

The allowance for loan losses was $1.7 million (1.32% of loans) at December 31, 2007.  The allowance was $1.6 million (1.67% of loans) at December 31, 2006.  At December 31, 2007, non-accrual loans totaled $1.1 million as compared to $.6 million at December 31, 2006.  The increase is predominately attributable to a number of smaller commercial loans that the Company placed on non-accrual status during 2007. Loans charged off in 2007 totaled $72 thousand as compared to $226 thousand during 2006. Recoveries on charged off loans were $75 thousand during 2007 while there were no recoveries in 2006.

The investment securities portfolio at December 31, 2007 amounted to $9.2 million, a decrease of $1.8 million (16.8%) from the amount at December 31, 2006. Funds obtained from securities repayments were invested in loans and other assets during 2007.  All of the investments securities are classified as “available for sale” and are reflected in the statement of financial condition at their fair value. The carrying value of the securities includes net unrealized gains of $142 thousand at December 31, 2007 and net unrealized losses of $37 thousand at December 31, 2006. These net unrealized gains and losses are reflected in stockholders equity, net of deferred taxes. Unrealized gains and losses are the result of interest rate levels differing from those existing at the time of the acquisition of the securities. These unrealized gains and losses are considered temporary as they reflect fair values on December 31, 2007 and 2006 and are subject to change daily as interest rates fluctuate. The Company has the intent and the ability to hold the securities to the maturity of the securities or the time required for the value of the securities to equal or exceed their cost.

Deposits are the major source of funds for lending and investment activities. At December 31, 2007, deposits totaled $123.4 million as compared to $112.2 million at December 31, 2006. Most of the $11.2 million increase is attributable to the increase of $10.1 million in certificates of deposit during 2007. There were $22.5 million and $19.8 million of brokered certificates of deposit at December 31, 2007 and 2006, respectively. Included in deposits are deposits of officers and directors (and their affiliated entities) of $19.0 million.

Total stockholders’ equity was $20.1million at December 31, 2007 representing an increase of $1.4 million from December 31, 2006.  The increase from December 31, 2006 was attributable to the proceeds from the exercise of warrants of $169 thousand, earnings of $1.1 million plus an increase in unrealized gains on available for sale investment securities of $112 thousand.

At December 31, 2007, we continued to exceed all regulatory capital requirements to be considered a “well capitalized” financial institution under federal regulations.

Results of Operations

Net income for the year ended December 31, 2007 was $1.1 million ($0.60 per share; $0.59 per share diluted), a decrease of $274 thousand, or 15.2%, from the net income of $1.3 million ($0.71 per share; $0.69 per share diluted) during 2006.  Net income decreased in 2007 as compared to 2006 because increases in net interest income and non-interest income were less than increases in operating expenses. In 2007, net interest income increased by 12.4%, the provision for loan losses decreased by $179 thousand while non-interest expenses increased by $1.1 million as compared to 2006. The increase in non-interest expense reflects additional costs incurred in opening a new branch in 2007, the full year’s expenses for two  branch opened in 2006, the cost of converting to a different core processing servicer and different internet banking servicer as well as costs to upgrade the Bank’s communication system and administrative office.

The Company reported a net profit of $1.3 million for the year ended December 31, 2006 as compared to a net profit of $1.0 million for the year ended December 31, 2005, an increase of 24%. Net interest margin increased by $1.1 million while non-interest expenses increased by $0.9 million as the Bank opened a branch and experienced increased costs relating to its growth.

During the years ended December 31, 2007, 2006 and 2005, the Company had return on equity, return on assets and equity to asset ratios as follows:

RETURN ON AVERAGE ASSETS AND AVERAGE EQUITY

Year Ended December 31,

	2007	2006	2005

Return on Average Equity	7.47%	7.16%	6.76%

Return on Average Earning Assets	1.07%	1.23%	1.19%

Ratio of Average Equity to Average Assets	13.93%	16.63%	17.05%

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

Total interest income increased by $2.2 million or 30.0% to $9.7 million for the year ended December 31, 2007 as compared to 2006 and increased $2.5 million or 50.6% for the year ended December 31, 2006 as compared to 2005.  These increases are primarily attributable to the increases in volume of interest bearing assets during 2007 and 2006, and to a lesser extent increases in market interest rates during the periods. Average interest earning assets increased by $31.2 million and by $18.2 million in 2007 and 2006, respectively. The yield on earning assets increased each year to 7.96% in 2007, 7.81% in 2006 and 6.52% in 2005.

Interest expense increased by $2.0 million or 67.5% to $4.9 million for the year ended December 31, 2007 as compared to 2006 and increased $1.5 million or 102.0% for the year ended December 31, 2006 as compared to 2005.  These increases are primarily attributable to the increases in market interest rates and the increases in interest bearing liabilities during 2007 and 2006. Average interest bearing liabilities increased by $27.6 million and by $15.12 million in 2007 and 2006, respectively. The cost of these funds increased each year to 4.86% in 2007, 4.01% in 2006 and 2.51% in 2005.

Net interest income was $6.0 million in 2007, a $0.7 million, or 12.4% increase over the $5.3 million recorded in 2006. The net interest income in 2006 was a $1.1 million increase over the $4.2 million recorded in 2005. The increase in net interest income results primarily from the increased balances of earning assets over interest bearing liabilities during the periods.

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

AVERAGE BALANCES, RATES AND INTEREST INCOME AND EXPENSE

Years Ended

	2007			2006			2005
	Average		Yield/	Average		Yield/	Average		Yield/
(In thousands)	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
Assets:
Interest Earning Assets:
Loans receivable	$111,385	$9,680	8.69%	$87,301	$7,452	8.45%	$64,234	$4,950	7.71%
Investment securities	10,750	460	4.28%	7,850	276	3.52%	9,733	296	3.04%
Federal funds sold	13,810	683	4.95%	9,549	478	5.00%	12,523	393	3.14%
Total Interest Earning Assets	135,945	10,823	7.96%	104,700	8,206	7.84%	86,490	5,639	6.52%

Less allowance for loan losses	(1,705)			(1,759)			(822)
Non-Interest Earning Assets	5,236			4,796			4,540
Total Assets	$139,476			$107,737			$89,615

Liabilities and Stockholders’ Equity:
Interest -Bearing Liabilities:
Interest bearing demand deposits	$2,333	$32	1.37%	$1,834	$27	1.46%	$2,422	$16	0.67%
Money market deposit accounts	18,466	715	3.87%	18,063	607	3.36%	16,129	272	1.68%
Savings accounts	141	1	0.71%	360	4	1.00%	448	2	0.50%
Certificates of deposit	75,651	4,027	5.32%	47,179	2,135	4.53%	35,361	1,113	3.15%
Securities sold under agreements
to repurchase	3,495	92	2.63%	4,994	128	2.56%	3,003	36	1.20%
Other borrowed funds				73	4	5.31%
Total Interest Bearing Liabilities	100,086	4,867	4.86%	72,503	2,905	4.01%	57,364	1,439	2.51%

Non-Interest Bearing Liabilities:
Demand deposits	18,884			16,484			16,489
Other	1,075			828			484
Total Liabilities	120,045			89,815			74,337
Stockholders’ Equity	19,431			17,922			15,278
Total Liabilities and Equity	$139,476			$107,737			$89,615
Net Interest Income		$5,956			$5,301			$4,200

Net Interest Spread			3.10%			3.83%			4.01%
Net Interest Margin			4.38%			5.06%			4.86%

Yields on securities are calculated based on amortized cost.

Net interest margin was 4.38% in 2007 as compared to 5.06% in 2006 and 4.86% in 2005. The net interest spread was 3.10% in 2007 as compared to 3.83% in 2006 and 4.01% in 2005. The decrease in net interest margin and net interest spread in 2007 as compared to 2006 results from the increased percentage of deposits comprised of certificates of deposit in 2007 as compared to prior years, and the increased rates required to attract these deposits reflecting changes in market interest rates. The increase in net interest margin in 2006 from 2005 reflects the redeployment of assets from relatively low yielding short-term investments to higher yielding loans, and to the investment of the proceeds from the capital offering. The decrease in net interest spread from 2005 to 2006 is largely attributable to rising interest rates paid during the year to attract certificates of deposit.

Rate/Volume Analysis of Net Interest Income

The following table sets forth certain information regarding changes in interest income and interest expense of the Company for the years indicated.  For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (i) changes in volume (change in volume of the asset multiplied by the prior year’s rate) and (ii) changes in rates (change in rate multiplied by the current year’s volume).

RATE/VOLUME ANALYSIS

	2007 vs. 2006			2006 vs. 2005
	Increase (Decrease)			Increase (Decrease)
In thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest-Earning Assets:
Federal funds sold	$213	$(8)	$205	$(94)	$178	$84
Investment portfolio	102	82	184	(57)	38	(19)
Loans receivable	2,056	172	2,228	1,777	725	2,502
Net Change in Interest Income	2,371	246	2,617	1,626	941	2,567

Interest Bearing Liabilities:
Interest bearing deposits	1,199	802	2,001	400	970	1,370
Other borrowed funds	(4)	—	(4)	4	—	4
Securities sold under agreements to repurchase	(38)	2	(36)	24	68	92
Net Change in Interest Expense	1,157	804	1,961	428	1,038	1,466

Change in Net Interest Income	$1,214	$(558)	$656	$1,198	$(97)	$1,101

Allowance and Provision for Loan Losses

The provision for loan losses represents the expense recognized to fund the allowance for loan losses. At December 31, 2007, the allowance for loan losses stood at $1.7 million, or 1.32% of outstanding gross loans. Of this amount, “specific” reserves were $693 thousand and “general” reserves were $972 thousand. Specific reserves are used to individually allocate an allowance for loans identified as impaired, or which otherwise exhibit adverse characteristics that suggest a heightened risk of non-collection.  General reserves are those made with respect to unclassified loans in our portfolio based upon the methodology discussed below in order to maintain the allowance at a level which reflects our best estimate of the losses inherent in the portfolio with respect to such loans.  Whether specific or general, amounts in the allowance for credit losses are available to absorb losses with respect to any loan. At December 31, 2006, the allowance for credit losses stood at $1.6 million, or 1.67% of outstanding gross loans. Of this amount, “specific” reserves were $642 thousand and “general” reserves were $972 thousand. At December 31, 2005, the allowance for credit losses stood at $1.6 million, or 2.1% of outstanding gross loans. Of this amount, “specific” reserves were $784 thousand and “general” reserves were $831 thousand.

The loan loss expense of $45 thousand for the year ended December 31, 2007 reflected a decrease of $180 thousand from the provision of $225 thousand for the year ended December 31, 2006. This decrease is reflective of the declining losses during 2007 despite increasing loan balances. Satisfactory performance of the loan portfolio, the larger portion of real estate secured loans, the aging of the loan portfolio with minimal net charge-offs as well as a net recovery of $6 thousand during 2007 permitted the reduction in the provision notwithstanding the substantially greater increase in loans in 2007 as compared to 2006. The loan loss expense of $225 thousand for the year ended December 31, 2006 reflected a decrease of $135 thousand from the provision expense of $360 thousand for the year ended December 31, 2005 and substantially equaled the loan charge-offs during 2006.

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

Based on the above factors and on current economic conditions and perceived loan quality, the allowance is believed to be adequate as of December 31, 2007.

The activity in the allowance for credit losses is shown in the following table. All charge-offs and recoveries relate to commercial loans.

	Year Ended December 31,
(In thousands)	2007	2006	2005
Allowance for loan losses:
Beginning balance	$1,614	$1,615	$1,154
Charge-offs- commercial loans	(72)	(226)	(15)
Recoveries- commercial loans	78	—	116
Net recoveries (charge-offs)	6	(226)	101
Provision for loan losses	45	225	360
Ending balance	$1,665	$1,614	$1,615

Net recoveries (charge-offs) to average loans	0.00%	(0.26)%	0.15%

During 2007, four commercial loans totaling $72 thousand were determined to be uncollectible and were charged off. Recovery of $78 thousand from one loan previously charged-off was realized during 2007.

During 2006, two commercial loans totaling $226 thousand to one borrower were determined to be uncollectible and were charged off. No recoveries were realized in 2006.

During 2005, one commercial loan totaling $15 thousand was determined to be uncollectible and was charged off. Also during 2005, the Bank recorded recoveries of $116 thousand, all of which is related to a commercial loan charged off in 2003.

Additionally, the Bank has established a reserve for unfunded commitments that is recorded by a provision charged to other expenses.  The balance of this reserve was $42 thousand, $36 thousand and $30 thousand at December 31, 2007, 2006 and 2005, respectively. The reserve is an amount that management believes will be adequate over time to absorb possible losses on unfunded commitments (off-balance sheet financial instruments) that may become uncollectible in the future.

Asset Quality

In its lending activities, the Bank seeks to develop sound credits with customers who will grow with the Bank. There has not been an effort to rapidly build the portfolio and earnings at the expense of asset quality.  At the same time, the extension of credit inevitably carries some risk of non-payment.

The following table shows an analysis of nonperforming assets at the dates indicated:

NON-PERFORMING LOANS

(In thousands)	December 31, 2007	December 31, 2006	December 31, 2005

Non-accrual loans - commercial	$1,125	$628	$592
Accruing loans past due 90 days or longer	—	—	—
Real estate owned	—	—	—
Troubled debt restructurings	—	—	—
Total non-performing loans	$1,125	$628	$592

The amount of interest that would have been recorded during 2007 on the $1.125 million of non-accrual loans if they had been current in accordance with their terms is $77 thousand. Approximately $24 thousand of interest was recognized on these loans during 2007.  No interest was actually included in net income in respect of such loans after they were placed on non-accrual status.  The accrual of interest on loans is discontinued when, in management’s opinion, the full collection of principal or interest is in doubt, or a scheduled loan payment has become over ninety days past due, unless the obligation is well secured and in the process of collection

At December 31, 2007, the Bank had nine loans totaling $1.125 million in non-accrual status as compared to three loans totaling $628 thousand in non-accrual status at December 31, 2006.

•      One loan in the amount of $583 thousand is the remaining balance of a relationship totaling $958 thousand recognized as impaired in September 2004 and placed in non-accrual status at that time. This loan is secured by real estate and by assignment of life insurance proceeds. The loan is also secured by all remaining business assets but the Bank does not expect to realize significant amounts from those business assets. The specific reserves allocated to this loan are $426 thousand and collection proceedings and a borrower countersuit continue.

•      The second loan in the amount of $175 thousand is a delinquent loan partially secured by residential real estate owned by the guarantors of the loan. The Bank has a first lien on the residential property in the amount of $100 thousand but is a third lien position as to the remaining portion of the loan. Collection proceedings have started and the Bank has established specific reserves of $44 thousand for the loan.

•      The remaining seven loans in non-accrual status total $367 thousand; the balance of each of the loans is less than $100 thousand. These loans are partially secured by business and other assets of the borrower and/or guarantors. Specific reserves totaling $224 thousand have been established for these loans which are in various stages of collection.

At December 31, 2006, the Bank had three loans totaling $628 thousand to two unrelated entities in non-accrual status as compared to two unrelated loans totaling $592 thousand in non-accrual status at December 31, 2005.

•      One loan in the amount of $583 thousand is the remaining balance of a relationship totaling $958 thousand recognized as impaired in September 2004 and placed in non-accrual status at that time. This loan is described above as it is still outstanding at December 31, 2007.

•      The second relationship has two loans totaling $45 thousand. One loan in the amount of $20 thousand is the unguaranteed portion of a Small Business Administration loan originally in the amount of $150 thousand, the guaranteed portion of which was sold in 2005.  The second loan is in the amount of $25 thousand. Both loans are secured by assignment of certain business assets and by personal guarantees of the principals. Collection proceedings were started and the Bank had established specific reserves of $45 thousand for these two loans.

At December 31, 2005, the Bank had two loans totaling $592 thousand in non-accrual status comprised of the $583 thousand loan mentioned above and another, smaller loan.

Management has not identified any other loans which it has serious doubts as to the ability of the borrower to comply with the present repayment terms.

The following table shows the allocation of the allowance for credit losses at the dates indicated.  The allocation of portions of the allowance to specific categories of loans is not intended to be indicative of future losses, and does not restrict the use of the allowance to absorb losses in any category of loans.

ALLOWANCE FOR LOAN LOSSES BY CATEGORY

	December 31, 2007		December 31, 2006		December 31, 2005
(In thousands)	Allocated Allowance Amount	% of Loans in each Category to Total Loans Receivable	Allocated Allowance Amount	% of Loans in each Category to Total Loans Receivable	Allocated Allowance Amount	% of Loans in each Category to Total Loans Receivable

Commercial loans	1,284	42.3%	642	46.8%	784	50.0%
Real estate loans	273	57.7%	—	53.2%	—	50.0%
Unallocated to loan type	108	—	972	—	831	—
	$1,665	100.0%	$1,614	100.0%	$1,615	100.0%

The loan portfolio is the largest component of earning assets and accounts for the greatest portion of total interest income. At December 31, 2007, gross loans were $126.4 million, a 30.6% increase from the amount at December 31, 2006. At December 31, 2006, gross loans including loans held for sale were $96.8 million, a 25.5% increase from the $77.1 million in gross loans outstanding at December 31, 2005. At December 31, 2004, gross loans outstanding were $53.0 million. In general, loans consist of internally generated loans and participation loans purchased from other local community banks.  Lending activity is confined to the Bank’s market area. The strong growth is attributable to the satisfactory culmination of efforts to attract quality credits; there has been no dilution of credit underwriting standards. The Bank does not engage in foreign lending activities.

The following table sets forth information on the composition of the loan portfolio by type (including loans held for sale):

LOANS AS OF:

			December 31,
(In thousands)	2007	%	2006	%	2005	%

Commercial loans	$53,437	42.3%	$45,350	46.8%	$38,555	50.0%
Real estate loans	72,933	57.7%	51,461	53.2%	38,516	50.0%
	126,370	100%	96,811	100%	77,071	100%

Unearned loan fees and costs, net	(35)		(116)		(89)
Allowance for loan and lease losses	(1,665)		(1,614)		(1,615)
	$124,670		$95,081		$75,367

The table below sets forth the maturity distributions of the loan receivable portfolio as of December 31, 2007. The table does not reflect loan re-pricing dates.

LOAN MATURITIES AS OF DECEMBER 31, 2007

(In thousands)	1 year or less	1-5 years	After 5 years	Total

Maturity of Loans Receivable:
Commercial loans	$38,072	$7,657	$7,708	$53,437
Real estate loans	26,060	10,657	36,216	72,933
Total loans receivable	$64,132	$18,314	$43,924	$126,370

LOAN MATURITIES AS OF DECEMBER 31, 2007

(In thousands)	1 year or less	1-5 years	After 5 years	Total

Fixed interest rates	$12,308	$15,318	$35,725	$63,351
Floating and adjustable interest rates	51,824	2,996	8,199	63,019
Total loans receivable	$64,132	$18,314	$43,924	$126,370

Investments

The table below presents the composition and carrying amounts of securities in the investment securities portfolio, all of which are classified as available-for-sale and thus recorded at fair value, and investments in restricted stock, recorded at cost, as of December 31, 2007, 2006 and 2005.

(In thousands)	December 31, 2007	December 31, 2006	December 31, 2005

Investment securities:
U.S Treasuries	$9,168	$11,013	$10,874
Restricted stock:
Federal reserve stock	405	405	402
Corporate equities	62	62	62
Total securities	$9,635	$11,480	$11,338

The tables below show the maturities and average weighted yields for the securities portfolio at December 31, 2007.

	After one but within
	Within one year		five years		No Maturity
(In thousands)	Amount	Yield	Amount	Yield	Amount	Yield

Amortized cost basis:
U.S. Treasuries	$3,005	4.45%	$6,021	4.47%	$—
Restricted stock	—	—	—		467	5.39%
Total securities	$3,005	4.45%	$6,021	4.47%	$467	5.39%

Carrying Value:
U.S. Treasuries	$3,039		$6,129		$—
Restricted stock	—		—		467
Total securities	$3,039		$6,129		$467

At December 31, 2007, 2006 and 2005, there were no issuers, other than the U.S. Government, whose securities owned by the Company have a book or market value exceeding ten percent of the Company’s stockholders’ equity.

Non-interest Income

Non-interest income principally consists of gains from the sale of the guaranteed portion of Small Business Administration loans and from deposit account services charges.

For the years ended December 31, 2007, 2006 and 2005, gains from the sales of SBA loans amounted to $344 thousand, $300 thousand and $330 thousand, respectively. The guaranteed portion of most SBA loans is usually sold to others resulting in gains on the sales. The volume of loan sales and resultant gains will vary depending of the volume of originations of loans with SBA guarantees and the pricing of the sales of the loans.

For the year ended December 31, 2007, deposit account services charges amounted to $276 thousand as compared to $332 thousand and $295 thousand for the years ended December 31, 2006 and 2005, respectively. The decline in 2007 is primarily attributable to fewer customer checks presented against accounts with insufficient funds to pay the checks and reduced service charges to accounts resulting from issues relating to the data processing conversion.

Non-interest Expense

Non-interest expense totaled $4.7 million for the year ended December 31, 2007 as compared to $3.6 million in 2006 and $2.8 million in 2005. In each period, salary and benefit expense was the largest component: $2.6 million, $2.2 million and $1.7 million in 2007, 2006 and 2005, respectively. The expense increases are attributable to additional personnel required by the Bank’s branch expansion (the Bank has opened three branches since June of 2006) and normal salary increases. The increase in the non-interest expenses were the result of the growth of the Bank’s loan portfolio, and expenses associated with conversion to a new internet banking platform and the conversion to the Metavante Bankway core processing system in 2007.

Income Taxes

The Company uses the liability method of accounting for income taxes as required by SFAS No.109, Accounting for Income Taxes.  Under the liability method, deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the enacted rates that will be in effect when these differences reverse.  Income tax expense for 2007 was $694 thousand (39.0% of pretax income), $774 thousand (37.6% of pretax income) in 2006 and $658 thousand (38.9% of pretax income) in 2005.

Deposits and Liquidity Management

Liquidity is a measure of the Company’s ability to meet the demands required for the funding of loans and to meet depositors’ requirements for use of their funds. The Company’s principal sources of liquidity are cash balances, due from banks, Federal funds sold and available-for-sale securities not pledged to the securities sold under agreement to repurchase program.

At December 31, 2007, management considers the Company’s liquidity position to be satisfactory. At December 31, 2007, the Company’s principal sources of liquidity, as defined, approximated $14.9 million and represented 10.0% of total Company assets. Continued strong growth in deposits will be required to fund loan growth. Accordingly, the Company intends to maintain a competitive posture in its deposit interest rate offerings. While adequate liquidity is imperative, excess liquidity has the effect of a lower interest margin, as funds not invested in loans are placed in short-term investments that generally carry a lower yield.

The Company’s principal sources of funds are deposits, consisting of demand deposits, NOW accounts, money market accounts, savings accounts and certificates of deposit from the local market area,.  These accounts provide the Company with a relatively stable source of funds. We generally target larger deposit relationships by offering competitive interest rates on certificates of deposit of $100,000 or more in our local markets. We supplement our local deposits with out-of-area deposits obtained through the use of brokers. As a result, a substantial portion of our deposits, 71.1% at December 31, 2007, are comprised of deposit accounts of $100 thousand or more. The bank’s use of larger denomination certificates of deposit, including brokered funds, facilitates funding the rapid growth in the loan portfolio. The Bank has used such certificates of deposits as a funding source since its inception. While sometimes requiring higher interest rates, such funds carry lower acquisition costs (marketing, overhead costs) and can be obtained when required at the maturity dates desired. Most of these deposits are fully insured by the FDIC. This insurance and the strong capital position of the Bank reduce the likelihood of large deposit withdrawals for reasons other than interest rate competition. Interest rates on these deposits can be higher than other deposits products. There is, however, a risk that some deposits would be lost if rates were to increase and the Bank elected not to remain competitive with its own deposit rates. Under those conditions, the Bank believes that it is positioned to use other sources of funds, such as borrowing on its unsecured credit facilities with other banks or the sale of investment securities or borrowing using the securities as collateral, to offset a decline in deposits in the short run.

Interest bearing deposits are summarized below as of December 31:

(In thousands)	2007	2006	2005

NOW accounts	$2,440	$3,069	$6,331
Money market accounts	16,268	14,687	17,248
Savings accounts	36	89	402
Time deposit accounts:
Less than $100,000	11,383	9,369	5,559
$100,000 or more	74,035	65,977	40,697
	$104,162	$93,190	$70,237

The time deposit accounts mature and/or re-price as follows: within one year - $39 million; one to three years - $46 million; over three years $198 thousand.

The table below shows the maturities and amounts of time certificates in amounts of $100,000 or more at December 31, 2007 and 2006.

	December 31,
(In thousands)	2007	2006

Three months or less	$11,933	$16,273
Over three but within twelve months	20,686	12,381
Over twelve months through three years	41,416	37,323
Total	$74,035	$65,977

Also, the Bank enters into sales of securities under agreements to repurchase the same securities, which mature the next business day, with several commercial customers. Although the funds derived from these sales are not deposit liabilities, they are nonetheless an ongoing source of core funding and contribute to the Bank’s liquidity management.

Information concerning securities sold under agreements to repurchase at and during the year ended December 31, 2007 and 2006 is summarized as follows:

	2007	2006
Total outstanding at year-end	$4,305,936	$9,579,116
Average rate at year end	2.40%	2.65%
Average balance during the year	$3,494,779	$4,994,048
Average interest rate during the year	2.62%	2.56%
Maximum amount at any month end	$9,492,000	$10,349,000

The Bank has received approval of unsecured credit facilities for short-term liquidity needs from financial   institutions of $8,500,000 at December 31, 2007 and 2006.  There were no borrowings outstanding under these credit arrangements at December 31, 2007 and 2006.

The Company believes its levels of liquidity and capital are adequate to conduct the business of the Company and Bank.

Off-Balance Sheet Arrangements

With the exception of the Bank’s obligations in connection with its irrevocable letters of credit and loan commitments, the Bank has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Bank’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources, that is material to investors. For additional information on off-balance sheet arrangements, please see the notes to the Consolidated Financial Statements.

Interest Rate Risk Management

Banks and other financial institutions are dependent upon net interest income, the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities. Changes in interest rates inevitably have an impact on interest income. GAP, a measure of the difference in volume between interest bearing assets and interest bearing liabilities, is a means of monitoring the sensitivity of a financial institution to changes in interest rates. The chart below provides an indicator of the rate sensitivity of the Company.  A positive GAP indicates the degree to which the volume of repriceable assets exceeds repriceable liabilities in particular time periods.  The Company has a positive GAP, an asset sensitive position, during for a one year period which would generally indicate increased net interest income in a rising rate environment and a decreased net interest income in a declining rate environment.  However, this measurement of interest rate risk sensitivity represents a static position as of a single day and is not necessarily indicative of the interest rate risk position at any other point in time, does not take into account the sensitivity of yields and costs of specific assets and liabilities to changes in market rates, and does not take into account the specific timing of when changes to a specific asset or liability will occur. The Company will be addressing the current positive GAP level for the purpose of reducing its exposure to interest rate changes.

RATE SENSITIVITY ANALYSIS (Static GAP)

	December 31, 2007
	0-3	4-12	1-3	>3<5
(In thousands)	Months	Months	Years	Years	5 YRS +	Total
Interest earning assets
Federal funds sold	$8,723	$—	$—	$—	$—	$8,723
Securities, at cost	—	3,005	6,021	—	—	9,026
Loans*	64,577	5,346	18,286	29,207	7,830	125,246
Total	73,300	8,351	24,307	29,207	7,830	142,995
Interest bearing liabilities
Savings/Money
Market/NOW	18,744	—	—	—	—	18,744
Certificates of deposit	13,631	25,440	46,148	200	—	85,419
Repurchase agreements	4,306	—	—	—	—	4,306
Total	36,681	25,440	46,148	200	—	108,469

GAP:
Period	$36,619	(17,089)	(21,841)	29,007	7,830	$34,526
Cumulative		$19,530	$(2,311)	$26,696	$34,526

*Loan amounts above exclude loans on non-interest accrual of $1,125 thousand and deferred fees of $36 thousand.

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

Under recent guidance by the federal banking regulators, banks which have concentrations in construction, land development or commercial real estate loans (other than loans for majority owner occupied properties) would be expected to maintain higher levels of risk management and, potentially, higher levels of capital.  It is possible that we may be required to maintain higher levels of capital than we would otherwise be expected to maintain as a result of our levels of construction, development and commercial real estate loans, which may require us to obtain additional capital.

The capital positions of the Company and the Bank continue to meet and exceed regulatory requirements. Details of these requirements are shown in the notes to the Consolidated Financial Statements.

Market for Common Stock and Dividends

Since March 1, 2005, the Company’s Common Stock has been listed for trading on the NASDAQ Capital Market (formerly known as The NASDAQ Small Cap Market) under the symbol “CFMB.”  Prior to that date, the Company’s Common Stock was not traded on any organized exchange, including The NASDAQ Stock Market. The following table sets forth the high and low sales prices for the Common Stock during each calendar quarter since the second quarter of 2005, the first full quarter during which the Common Stock was listed on the Nasdaq Capital Market.  For prior periods, high and low bid prices are shown. These quotations reflect inter-dealer prices, without retail markup, markdown or commission, and may not represent actual transactions. These quotations do not necessarily reflect the intrinsic or market values of the Common Stock.  As of December 31, 2007, there were 1,820,548 shares of Common Stock outstanding, held by approximately 275 shareholders of record.

	2007		2006		2005
	High	Low	High	Low	High	Low
First Quarter	$14.25	$13.16	$15.00	$13.14	$13.50	$11.50
Second Quarter	16.00	13.38	14.95	14.25	11.90	11.00
Third Quarter	13.75	12.50	15.00	13.50	12.70	11.41
Fourth Quarter	13.75	11.00	14.58	13.20	14.00	12.25

The Company has not paid dividends through December 31, 2007. The payment of dividends by the Company will depend largely upon the ability of the Bank, its sole operating business, to declare and pay dividends to the Company.  Regulations of the Federal Reserve Board and Maryland law place limits on the amount of dividends the Bank may pay to the Company without prior approval.  Prior regulatory approval is required to pay dividends which exceed the Bank’s net profits for the current year plus its retained net profits for the preceding two calendar years, less required transfers to surplus.  Additionally, without prior approval, the Bank may pay dividends only out of its undivided profits. Even if the Bank and the Company have earnings in an amount sufficient to pay dividends, the Board of Directors may determine to retain earnings for the purpose of funding the growth of the Company and the Bank.

Financial Statements

The audited financial statements for the Company as of December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007 are included herewith.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

CommerceFirst Bancorp, Inc. and Subsidiary

Annapolis, Maryland

We have audited the accompanying consolidated statement of financial condition of CommerceFirst Bancorp, Inc. and subsidiary as of December 31, 2007 and 2006, and the related consolidated statement of operations, comprehensive income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007.  CommerceFirst Bancorp, Inc. and subsidiary’s management is responsible for these consolidated financial statements.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CommerceFirst Bancorp, Inc. and subsidiary as of December 31, 2007 and 2006, and the consolidated results of their operations and their consolidated cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ Trice Geary & Myers LLC

Salisbury, Maryland

March 3, 2008

CommerceFirst Bancorp, Inc. and Subsidiary

Consolidated Statements of Financial Condition

December 31, 2007 and December 31, 2006

	December 31, 2007	December 31, 2006
ASSETS

Cash and due from banks	$3,001,573	$3,689,487
Federal funds sold	8,723,315	28,665,993
Cash and cash equivalents	11,724,888	32,355,480
Investment securities – available-for-sale, at fair value	9,167,700	11,012,774
Investments in restricted stocks, at cost	467,000	467,000
Loans receivable, net of allowance for loan losses of $1,665,000 at December 31, 2007 and $1,613,693 at December 31, 2006	124,669,790	95,080,787
Premises and equipment, net	1,097,927	578,024
Accrued interest receivable	742,766	654,044
Deferred income taxes	551,882	549,021
Other assets	388,630	572,641
Total Assets	$148,810,583	$141,269,771

LIABILITIES

Non-interest bearing deposits	$19,245,887	$19,014,612
Interest bearing deposits	104,161,959	93,190,128
Total deposits	123,407,846	112,204,740

Securities sold under agreements to repurchase	4,305,936	9,579,116
Accrued interest payable	201,253	175,839
Other liabilities	839,187	623,091
Total Liabilities	128,754,222	122,582,786

STOCKHOLDERS’ EQUITY
Common stock - $.01 par value; authorized 4,000,000 shares. Issued and outstanding: 1,820,548 shares at December 31, 2007 and 1,803,583 at December 31, 2006	18,205	18,036
Additional paid-in capital	17,852,931	17,683,450
Retained earnings	2,097,967	1,010,153
Accumulated other comprehensive income (loss):
Net unrealized gain (loss) on securities available-for-sale	87,258	(24,654)
Total Stockholders’ Equity	20,056,361	18,686,985
Total Liabilities and Stockholders’ Equity	$148,810,583	$141,269,771

The accompanying notes are an integral part of these consolidated financial statements.

CommerceFirst Bancorp, Inc. and Subsidiary

Consolidated Statements of Operations

For the Years Ended December 31, 2007, 2006 and 2005

	December 31, 2007	December 31, 2006	December 31, 2005
Interest income:
Interest and fees on loans	$9,680,244	$7,451,852	$4,949,541
U.S. Treasury securities	434,685	251,378	275,168
Investment in stocks	25,153	25,087	20,923
Federal funds sold	682,783	477,785	393,253
Total interest income	10,822,865	8,206,102	5,638,885
Interest expense:
Deposits	4,775,274	2,773,737	1,402,736
Repurchase agreements	91,605	127,863	35,993
Federal funds purchased	—	3,876	—
Total interest expense	4,866,879	2,905,476	1,438,729
Net interest income	5,955,986	5,300,626	4,200,155

Provision for loan losses	45,383	225,000	360,000
Net interest income after provision for loan losses	5,910,603	5,075,626	3,840,155

Non-interest income:
Gain on sale of SBA loans	344,421	300,443	329,887
Service charges and other income	276,433	332,443	294,634
Total non-interest income	620,854	632,886	624,521

Non-interest expenses:
Compensation and benefits	2,646,492	2,210,744	1,732,805
Legal and professional	221,479	174,990	111,576
Rent and occupancy	500,911	329,989	254,199
Marketing and business development	107,617	111,850	53,196
Core processing conversion	117,227	—	—
Insurance	42,433	41,858	33,953
Data processing	112,287	83,230	72,161
Support services	132,546	154,161	164,403
Communications	106,260	33,523	13,053
Office supplies	101,406	90,470	42,810
SBA interest strip amortization	61,413	79,835	24,457
Depreciation and amortization	233,681	119,565	83,331
Other	365,386	221,970	187,158
Total non-interest expenses	4,749,138	3,652,185	2,773,102
Income before income taxes	1,782,319	2,056,327	1,691,575
Income tax expense	694,505	773,799	658,155
Net income	$1,087,814	$1,282,528	$1,033,420
Basic earnings per share	$0.60	$0.71	$0.63
Diluted earnings per share	$0.59	$0.69	$0.62

The accompanying notes are an integral part of these consolidated financial statements.

CommerceFirst Bancorp, Inc. and Subsidiary

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2007, 2006 and 2005

	December 31,	December 31,	December 31,
	2007	2006	2005
Net income	$1,087,814	$1,282,528	$1,033,420

Change in unrealized gains and (losses) on securities available-for-sale, net of tax	111,912	41,383	(38,698)
Total comprehensive income	$1,199,726	$1,323,911	$994,722

The accompanying notes are an integral part of these consolidated financial statements.

CommerceFirst Bancorp, Inc. and Subsidiary

Consolidated Statements of Stockholders’ Equity

For the Years Ended December 31, 2007, 2006 and 2005

	Common Stock	Additional Paid-in Capital	(Deficit)/ Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total

Balance December 31, 2004	$8,223	$8,099,012	$(1,305,795)	$(27,339)	$6,774,101

Net income in 2005			1,033,420		1,033,420

Net change in unrealized gains and (losses) on securities available-for-sale				(38,698)	(38,698)

Issuance of common stock, net of costs	9,813	9,584,438			9,594,251
Balance December 31, 2005	18,036	17,683,450	(272,375)	(66,037)	17,363,074

Net income in 2006			1,282,528		1,282,528

Net change in unrealized gains and (losses) on securities available-for-sale				41,383	41,383
Balance December 31, 2006	18,036	17,683,450	1,010,153	(24,654)	18,686,985

Net income in 2007			1,087,814		1,087,814

Net change in unrealized gains and (losses) on securities available-for-sale				111,912	111,912

Proceeds from warrant exercises	169	169,481			169,650
Balance December 31, 2007	$18,205	$17,852,931	$2,097,967	$87,258	$20,056,361

The accompanying notes are an integral part of these consolidated financial statements.

CommerceFirst Bancorp, Inc. and Subsidiary

Consolidated Statement of Cash Flows

For the Years Ended December 31, 2007, 2006 and 2005

	December 31,	December 31,	December 31,
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,087,814	$1,282,528	$1,033,420
Adjustments to reconcile net income to net cash
provided by operations:
Depreciation and amortization	233,681	89,915	20,411
Provision for loan losses	45,383	225,000	360,000
Provision for losses on unfunded commitments	6,000	6,000	6,000
Deferred income taxes	(70,463)	81,497	244,182
Change in assets and liabilities:
Increase in accrued interest receivable	(88,722)	(247,190)	(172,908)
Decrease in loans held for sale	—	323,066	435,990
Decrease (increase) in other assets	184,011	(252,947)	(73,402)
Increase in accrued interest payable	25,414	116,927	22,500
Increase (decrease) in other liabilities	210,096	(328,303)	612,777
Other	21,776	—	—
Net cash provided by operating activities	1,654,990	1,296,493	2,488,970

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in securities – available for sale	(2,997,188)	(6,046,875)	(11,891,160)
Maturities of investment securities	5,000,000	6,000,000	6,000,000
Investment in stocks- FRB stock	—	(2,550)	(206,550)
Increase in loans, net	(29,634,386)	(20,262,216)	(24,386,152)
Purchase of premises and equipment	(753,584)	(533,205)	(62,884)
Net cash used by investing activities	(28,385,158)	(20,844,846)	(30,546,746)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in non-interest bearing deposits, net	231,275	1,083,765	(2,760,468)
Net increase in other deposits	10,971,831	22,953,628	25,198,865
Net increase (decrease) in securities sold under agreements to repurchase	(5,273,180)	3,568,894	2,923,772
Issuance of common stock, net of costs of $709,746	—	—	9,594,251
Exercise of warrants to purchase common stock	169,650	—	—
Net cash provided by financing activities	6,099,576	27,606,287	34,956,420

Net increase (decrease) in cash and cash equivalents	(20,630,592)	8,057,934	6,898,644
Cash and cash equivalents at beginning of period	32,355,480	24,297,546	17,398,902
Cash and cash equivalents at end of period	$11,724,888	$32,355,480	$24,297,546

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$4,841,465	$2,788,549	$1,416,229
Total increase (decrease) in unrealized gains (losses) on available for sale securities
	$179,514	$62,702	$(58,633)

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  The Company and its Significant Accounting Policies

CommerceFirst Bancorp, Inc. (the “Company”), through its wholly owned subsidiary, CommerceFirst Bank (the “Bank”) provides financial services to individuals and corporate customers located in Anne Arundel County and surrounding areas of Central Maryland, and is subject to competition from other financial institutions.  The Company and the Bank are also subject to the regulations of certain Federal and State of Maryland agencies and undergoes periodic examinations by those regulatory authorities.  The accounting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry.

Principles of Consolidation

The consolidated financial statements include the accounts of CommerceFirst Bancorp, Inc. and its subsidiary, CommerceFirst Bank.  Intercompany balances and transactions have been eliminated.  The Parent Only financial statements (see Note 15) of the Company account for the subsidiary using the equity method of accounting.

Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. See below for a discussion of the determination of that estimate.

Investment Securities

Available-for-sale securities consist of bonds and notes not classified as trading securities or as held-to-maturity securities. These securities are reported at their fair value with the unrealized holding gains and losses, net of tax, reported as a net amount in a separate component of stockholders’ equity until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. A charge to operations would occur if the fair value of the securities declines below cost and the Company’s intention or ability to hold the securities to maturity changes.  The Company has no investment securities classified as held to maturity as of December 31, 2007 and 2006.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. In estimating other-then-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in the fair value. The related write-downs would be included in earnings as realized losses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  The Company and its Significant Accounting Policies (continued)

Restricted Securities

As a member of the Federal Reserve Bank of Richmond (Federal Reserve), the Company is required to acquire and hold stock in this entity.  Ownership of this stock is restricted to members and can only be sold to and acquired from the respective entity at par.  The Company also owns stock in Atlantic Central Bankers Bank (ACBB) and Maryland Financial Bank (MFB), banks that generally offers product and services only to other banks.  Ownership of the ACBB shares is restricted to banks, and there is no active market for the ACBB or the MFB shares.  As there is no readily determinable fair value for these securities, they are carried at cost.

Loans and Allowance for Loan Losses

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan losses and any unamortized deferred fees, costs, premiums and discounts. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

The accrual of interest on loans is discontinued when, in management’s opinion, the full collection of principal or interest is in doubt, or a scheduled loan payment has become over ninety days past due, unless the obligation is well secured and in the process of collection.  Interest received on non-accrual loans generally is either applied against principal or reported as interest income, according to management’s judgment as to the collectability of principal.

The Company determines and recognizes impairment of loans in accordance with the provisions of Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan as amended by Statement 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures. A loan is determined to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is not considered impaired during the period of delay in payment if the Company expects to collect all amounts due, including past-due interest. An impaired loan is measured at the present value of its expected future cash flows discounted at the loan’s effective interest rate or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. Statement No. 114 is generally applicable to all loans except large groups of smaller - balance homogeneous loans that are evaluated collectively for impairment unless such loans are subject to a restructuring agreement. Interest payments received are recognized as interest income or, if ultimate collectability of principal is in doubt, are applied to principal.

The allowance for loan losses is increased by charges to expense and decreased by charge-offs (net of recoveries).  Management’s periodic determination and evaluation of the adequacy of the allowance assesses various factors including inherent losses in all significant loans; known deterioration in concentrations of credit, certain classes of loans or collateral; historical loss experiences; results of independent reviews of loan quality and the allowance for loan losses; trends in portfolio quality, maturity and composition; volumes and trends in delinquencies and non-accrual loans, risk management policies and practices; lending policies and procedures; economic conditions and downturns in specific local industries; loss history; and the experience and quality of lending management and staff.  Estimated losses in the portfolio are determined by applying loss ratios to loan categories, other than impaired loans and loans considered substandard or doubtful, which are evaluated separately, to determine loss estimates.

The determination of the allowance for loan losses involves the use of various subjective estimates by management and may result in over or under estimations of the amount of inherent losses in the loan portfolio.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  The Company and its Significant Accounting Policies (continued)

Unearned Discounts and Servicing Rights of SBA Loans Sold

The Company generally sells the SBA-guaranteed portions of its SBA loans in the secondary market.  In connection with such sales, the Company receives a cash premium related to the guaranteed portion being sold.  A portion of the cash premium received from the sale of the guaranteed portion of the SBA loan is deferred as a discount on retained premiums based on the relative fair value of the guaranteed and unguaranteed portions to the total loan and the remainder is recognized as a gain at the time of the sale.  The resulting unearned discount is recognized in interest income using an adjustable interest method.

SBA loan servicing rights are initially valued by allocating the total cost between the loan and the servicing right based on their relative fair values.  Since sales of SBA loans tend to occur in private transactions and the precise terms and conditions of the sales are typically not readily available, there is a limited market to refer to in determining the fair value of these servicing rights.  As such, the Company relies primarily on a discounted cash flow model to estimate the fair value of its servicing rights.  This model calculates estimated fair value of these servicing rights by utilizing certain key characteristics such as interest rates, type of product (fixed vs. variable), age (new, seasoned, moderate), and other factors.  Management believes that the assumptions used in the model are comparable to those used by brokers and other service providers.  The Company also compares its estimates of fair value and assumptions to recent market activity and against its own experience.  The resulting servicing rights are recognized in other non-interest expense using an adjustable interest method.

Reserve for Unfunded Commitments

The reserve for unfunded commitments is established through a provision for unfunded commitments charged to other expenses.  The reserve is calculated by utilizing the same methodology and factors as the allowance for loan losses.  The reserve, based on evaluations of the collectability of loans and prior loan loss experience, is an amount that management believes will be adequate over time to absorb possible losses on unfunded commitments (off-balance sheet financial instruments) that may become uncollectible in the future.

Premises and Equipment

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

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  The Company and its Significant Accounting Policies (continued)

Deferred Income Taxes

Deferred income taxes are recognized for temporary differences between the financial reporting basis and the income tax basis of assets and liabilities. Deferred tax assets are recognized only to the extent that it is more likely than not that such amounts will be realized based on consideration of available evidence. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Securities Sold under Agreements to Repurchase

Securities sold under agreements to repurchase are accounted for as borrowings and recorded as a liability at the amount of the repurchase obligation. These transactions mature the next business day. The Company’s repurchase obligations are secured by Company owned securities with market values exceeding the obligations. These securities are segregated from other, non-pledged securities.

Concentration of Credit Risk

The Company grants loans to customers primarily in its market area in Maryland. The debtors’ ability to honor their contracts, including borrowing agreements, may be influenced by the economic conditions in the Company’s lending area.

The Company maintains deposits with other banking institutions in amounts which can, at times, exceed insurance limits of the Federal Deposit Insurance Corporation (FDIC). Such institutions include the Federal Reserve Bank of Richmond and bankers’ banks. Further, the Company sells federal funds, which are not insured by the FDIC to three banking entities.

Comprehensive Income or Loss

Unrealized gains and losses on available for sale securities, net of tax, are reported as a separate component of the equity section in the consolidated statement of financial condition. Changes in the net unrealized gains and losses are components of comprehensive income or loss and are not included in reported net income or loss.

Statement of Cash Flows

Cash and cash equivalents in the statement of cash flows include cash on hand, non-interest bearing amounts due from correspondent banks and the Federal Reserve and Federal funds sold.

Earnings Per Share

Basic EPS is computed based upon income available to common shareholders and the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that would share in the earnings of the Company, using the treasury stock method, unless they are anti-dilutive.   The determination of the amount of common stock equivalents arising from warrants and options issued by the Company requires the use of the average market price of the common shares during the year. The Company’s uses the last quoted per share price at the end of each month to determine dilutive shares during 2007, 2006 and 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  The Company and its Significant Accounting Policies (continued)

Earnings Per Share (continued)

The weighted average number of common shares and dilutive securities (comprised of warrants and options) and resultant per share computations are as follows:

	2007	2006	2005
Weighted average shares outstanding	1,816,504	1,803,583	1,647,645
Common stock equivalents	31,691	42,879	25,283
Average common shares and equivalents	1,848,195	1,846,462	1,672,928
Net income	$1,087,814	$1,282,528	$1,033,420
Basic earnings per share	$0.60	$0.71	$0.63
Diluted earnings per share	$0.59	$0.69	$0.62

No warrants or options were excluded as anti-dilutive from the calculation of diluted income per share.

Stock Options

On January 1, 2006, the Company adopted SFAS No. 123R, Share-Based Payments, for accounting and reporting for stock-based compensation plans.  SFAS No. 123R defines a fair value at grant date based method of accounting for measuring compensation expense for stock-based plans to be recognized in the statement of operations.  The Company did not record any compensation expense under SFAS No. 123R during 2007 or 2006, as no new options were granted during the periods and all options under the existing plans were previously fully vested.  For 2005 the Company applied Accounting Principles Board Opinion (APB) No. 25 and related Interpretations for accounting and reporting for these plans.

Reclassification

Certain prior years’ amounts have been reclassified to conform to the current year’s method of presentation.

Note 2. Investment Securities

All investment securities are classified as available-for-sale securities and are summarized as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2007:
U.S. Treasury (due within one year)	$3,004,529	$34,171	$—	$3,038,700
U.S. Treasury (due over one to three years)	6,021,011	107,989	—	6,129,000
	$9,025,540	$142,160	$—	$9,167,700
December 31, 2006:
U.S. Treasury (due within one year)	$5,004,612	$—	$38,712	$4,965,900
U.S. Treasury (due over one to four years)	6,045,517	1,357	—	6,046,874
	$11,050,129	$1,357	$38,712	$11,012,774

Unrealized losses (and unrealized gains) are the result of interest rate levels differing from those existing at the time of securities’ acquisition. These unrealized losses are considered temporary as they reflect fair values on December 31, 2006 which are subject to change daily as interest rates fluctuate. The Company has the intent and the ability to hold the securities to the maturity of the securities or the time required for

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Investment Securities (continued)

the value of the securities to equal or exceed their cost. The two securities with unrealized losses at December 31, 2006 had continuous unrealized losses for the twelve months of 2006.

Restricted securities are comprised of common stock in the following entities at cost:

	December 31,
	2007	2006
Federal Reserve Bank of Richmond	$405,000	$405,000

Atlantic Central Bankers Bank	37,000	37,000

Maryland Financial Bank	25,000	25,000
	$467,000	$467,000

Note 3. Loans

The Bank grants commercial and consumer loans to customers primarily in Anne Arundel County, Prince Georges County, Howard County and surrounding areas of central Maryland. The principal categories of the loan portfolio are as follows:

	December 31,
	2007	2006
Commercial mortgage loans	$72,933,394	$51,461,223
Commercial loans	53,437,061	45,350,193
	126,370,455	96,811,416
Unearned income and deferred costs, net	(35,665)	(116,936)
Total	126,334,790	96,694,480
Allowance for loan losses	(1,665,000)	(1,613,693)
	$124,669,790	$95,080,787

The allowance for loan losses activity for the years ended December 31, 2007, 2006 and 2005 is as follows:

	2007	2006	2005
Balance at beginning of period	$1,613,693	$1,615,108	$1,153,874
Provision for loan losses	45,383	225,000	360,000

Commercial loans charged off	(72,345)	(226,415)	(14,766)
Commercial loans recovery	78,269	—	116,000
Net recovery (charge off)	5,924	(226,415)	101,234
Balance at end of period	$1,665,000	$1,613,693	$1,615,108

Certain officers and directors (and companies in which they have a 10% or more beneficial ownership) have loans with the Bank. These loans are made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with unrelated borrowers.  They do not involve more than normal risk of collectability or present other unfavorable terms. The activity of these loans during 2007 and 2006 is as follows:

	2007	2006
Total loans at beginning of year	$5,837,347	$5,662,565
New loans and funding during the year	1,466,787	597,623
Repayments during the year	(2,682,637)	(422,841)
Total loans at end of year	$4,621,497	$5,837,347

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3. Loans (continued)

Loans on which the accrual of interest has been discontinued amounted to $1,124,951, $627,833 and $591,885 at December 31, 2007, 2006 and 2005, respectively.  Interest that would have been accrued under the terms of these loans totaled $77,591, $61,269 and $68,593 for the years ended December 31, 2007, 2006 and 2005, respectively.  The Bank has no commitments to loan additional funds to the borrowers of impaired or non-accrual loans.

Information regarding loans classified as impaired follows:

	2007	2006
Loans classified as impaired with valuation allowances	$1,365,713	$627,833
Allowance for loan losses on impaired loans	693,321	470,333
Average balance of impaired loans during year	740,000	610,000

One of the classified loans above at December 31, 2007 and 2006 in the amount of $583 thousand is the remaining balance of a relationship totaling $958 thousand recognized prior to 2006 and placed in non-accrual status at that time. This loan is partially secured by real estate and by assignment of life insurance proceeds.  The specific reserves allocated to this loan are $426 thousand and collection proceedings continue. The remaining classified amount is comprised of eleven loans in various stages of collection. The Bank has no troubled debt restructurings as of December 31, 2007 and 2006.

At December 31, 2007, 2006 and 2005, the balance of commercial and real estate loans serviced by the Company for others under loan participation agreements was $21,538,205,$17,414,868 and $12,194,439, respectively.  The related servicing rights are not material and are included in other assets.

Note 4. Premises and Equipment

Property, equipment and leasehold improvements are as follows at December 31:

	Useful
	Lives	2007	2006
Equipment	3-7 years	$504,455	$498,286
Furniture and fixtures	5 years	226,670	186,140
Leasehold improvements	4-10 years	756,292	406,010
Software	3 years	25,215	187,792
		1,512,632	1,278,228
Accumulated depreciation and amortization		414,705	700,204
Net		$1,097,927	$578,024

Note 5. Deposits

Interest bearing deposits are summarized below as of December 31:

	2007	2006

NOW accounts	$2,440,058	$3,068,900
Money Market accounts	16,267,872	14,685,443
Savings accounts	35,873	89,419
Certificates of deposit accounts:
Less than $100,000	11,382,566	9,369,167
$ 100,000 or more	74,035,590	65,977,199
	$104,161,959	$93,190,128

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5. Deposits (continued)

The time deposit accounts mature and/or re-price as follows: 2008- $39,072,126; 2009- $35,815,657; 2010- $10,332,373; and 2011- $198,000.

Interest expense on interest bearing deposits is as follows:

	2007	2006	2005

NOW accounts	$32,047	$26,742	$16,165
Money Market accounts	715,438	607,214	271,701
Savings accounts	1,399	3,599	2,238
Certificates of deposit, $100,000 or more	3,539,967	1,755,423	911,692
Other certificates of deposit	486,423	380,759	200,940
	$4,775,274	$2,773,737	$1,402,736

Deposit and repurchase agreement balances of executive officers and directors and their affiliated interests totaled approximately $19,006,000 and $13,393,000 at December 31, 2007 and 2006, respectively.

Included in certificates of deposits are $22,543,783 and $19,825,933 of brokered certificates with weighted average interest rates of 5.57% and 5.37% at December 31, 2007 and 2006, respectively.

Note 6. Short-term borrowings

The Bank enters into sales of securities under agreements to repurchase the same securities with commercial customers, which mature the next business day.  The amortized cost of these pledged securities at December 31, 2007 and 2006 was $6,027,301 and $11,050,129, respectively.  The fair value of these securities at December 31, 2007 and 2006 was $6,122,100 and $11,012,774, respectively.

Information concerning securities sold under agreements to repurchase at and during the year ended December 31, 2007 and 2006 is summarized as follows:

	2007	2006
Total outstanding at year-end	$4,305,936	$9,579,116
Average balance during the year	$3,494,779	$4,994,048
Average interest rate during the year	2.62%	2.56%

The Bank has received approval of unsecured credit facilities for short-term liquidity needs from financial   institutions of $8,500,000 at December 31, 2007 and 2006.  There were no borrowings outstanding under these credit arrangements at December 31, 2007 and 2006.

Note 7. Income Taxes

The income tax expense consists of the following for the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
Current:
Federal	$642,299	$570,819	$350,888
State	122,669	121,482	63,085
	764,968	692,301	413,973
Deferred:
Federal	(19,073)	66,922	198,139
State	(51,390)	14,576	46,043
	(70,463)	81,498	244,182
	$694,505	$773,799	$685,155

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7. Income Taxes (continued)

The reasons for the differences between the statutory federal income tax rates are summarized as follows:

	2007	2006	2005
Federal tax at statutory rates	$605,988	$699,151	$575,136
State income taxes net of federal tax benefit	68,374	89,775	41,636
Other	20,143	(15,127)	41,383
	$694,505	$773,799	$658,155

The deferred income tax account is comprised of the following at December 31, 2007, 2006 and 2005:

	2007	2006	2005
Deferred tax assets:
Allowance for loan losses	$639,103	$623,208	$623,755
Unrealized losses on securities, net	—	12,701	34,019
Deferred compensation accrual	39,469	—	—
Other	16,221	13,903	11,586
	694,793	649,812	669,360
Deferred tax liabilities:
Accumulated depreciation	88,009	100,791	17,523
Unrealized gain on securities, net	54,902	—	—
	142,911	100,791	17,523
Net deferred tax assets	$551,882	$549,021	$651,837

Note 8. Commitments and Contingencies

The Bank is a party to financial instruments in the normal course of business to meet the financing needs of its customers.  These financial instruments include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated financial statements.

Outstanding loan commitments, un-advanced loan funds and standby letters of credit are approximately as follows:

2007
Loan commitments:
Commercial	$3,094,000
Commercial real estate	13,763,000
$16,857,000

Un-advanced loan funds:
Commercial	$32,792,000
Commercial real estate	8,708,000
$41,500,000

Standby letters of credit	$1,970,000

At December 31, 2006, loan commitments, un-advanced loan funds and standby letters of credit totaled $21,968,000, $28,068,000 and $910,000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8. Commitments and Contingencies (continued)

Loan commitments and un-advanced loan funds are agreements to lend funds to customers under loan commitment contracts and loan agreements as long as the borrowers are in compliance with the loan commitment contracts and loan agreements.  Loan commitments generally have interest rates reflecting current market conditions, fixed expiration dates, and may require payment of a fee.  Funding under loans with un-advanced loan funds generally have variable interest rates.  Some of the loan commitments and un-advanced loan funds are expected to expire or not be used without being drawn upon; accordingly, the total commitment amounts do not necessarily represent future cash requirements.  The Bank evaluates each customer’s creditworthiness on a case-by-case basis.  The amount of collateral or other security obtained, if deemed necessary by the Bank upon extension of credit, is based on the Bank’s credit evaluation.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party.  Those guarantees are primarily issued to guarantee the installation of real property improvements and similar transactions.  The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.  The Bank holds collateral and obtains personal guarantees supporting those commitments for which collateral or other securities is deemed necessary.

The Bank’s exposure to credit loss in the event of nonperformance by the customer is the contractual amount of the commitment.  Loan commitments and standby letters of credit are made on the same terms, including collateral, as outstanding loans.  As of December 31, 2007 and 2006, the Bank has accrued $42,000 and $36,000, respectively, for unfunded commitments related to these financial instruments with off balance sheet risk, which is included in other liabilities

The Bank has entered into leases for its branches and office space, most of which contain renewal options and expense sharing provisions. The minimum net non-cancelable future rental commitments at December 31, 2007 are as follows:

Year Ending
December 31,
2008	$396,874
2009	408,781
2010	266,227
2011	191,943
2012	106,438
2013	105,283
Beyond	202,294

The related net rent expense was $429,740, $285,444 and $223,222 in 2007, 2006 and 2005, respectively.

In the ordinary course of its business, the Company may become involved in routine legal proceedings.  At December 31, 2007, the Company is a party to a lawsuit filed by a loan customer alleging, primarily, the lack of commercially reasonable efforts to collect loan repayments from collateral liquidation by the Company. The plaintiffs are seeking release of remaining debts in the amount of $583 thousand, release of remaining collateral related thereto and certain damages approximating $3 million. The Company believes that the allegations are without merit and will vigorously defend itself against the lawsuit.

Note 9.  Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company will be subject to the capital guidelines when its assets

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9.  Regulatory Matters (continued)

exceed $500 million, it engages in certain highly leveraged activities or it has publicly issued debt. The Company’s and the Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The Company and the Bank must maintain minimum capital and other requirements of regulatory authorities when declaring and paying dividends. The Company and the Bank are in compliance with such capital requirements. Banking regulations limit the amount of dividends that may be paid to the Company without prior approval of the Bank’s regulatory agencies.  Regulatory approval is required to pay dividends that exceed the Bank’s net profits for the current year plus its retained net profits for the preceding two years.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulation) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2007, that the Company and the Bank meet capital adequacy requirements to which they are subject.

As of December 31, 2007, the most recent notification from the regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must meet minimum total risk-based, Tier I risk-based and Tier I leverage ratios. There are no conditions or events since that notification that management believes have changed the Company’s and the Bank’s category.

Actual capital amounts and ratios are presented in the table below:

			For Capital			To be “Well Capitalized
			Adequacy			For Purposes of Prompt
	Actual		Purposes			Corrective Action
December 31, 2007	Amount	Ratio	Amount		Ratio	Amount		Ratio
Total Capital (to risk weighted assets):
Company	$21,619,110	16.5%	$7,619,946	>	8.0%	N/A
Bank	17,923,724	13.7%	10,491,488	>	8.0%	$13,114,360	>	10.0%
Tier I Capital (to risk weighted assets):
Company	19,969,103	15.2%	5,245,948	>	4.0%	N/A
Bank	16,273,717	12.4%	5,245,744	>	4.0%	7,868,616	>	6.0%
Tier I Capital (to average assets):
Company	19,969,103	13.9%	5,741,363	>	4.0%	N/A
Bank	16,273,717	11.3%	5,741,162	>	4.0%	7,176,452	>	5.0%

December 31, 2006
Total Capital (to risk weighted assets):
Company	$20,026,656	19.1%	$8,390,000	>	8.0%	N/A
Bank	16,419,738	15.7%	8,389,000	>	8.0%	$10,488,000	>	10.0%
Tier I Capital (to risk weighted assets):
Company	18,711,639	17.8%	4,195,000	>	4.0%	N/A
Bank	15,104,721	14.4%	4,195,000	>	4.0%	6,292,000	>	6.0%
Tier I Capital (to average assets):
Company	18,711,639	15.1%	4,956,000	>	4.0%	N/A
Bank	15,104,721	12.2%	4,956,000	>	4.0%	6,195,000	>	5.0%

Note 10. Warrant and Option Plans

At December 31, 2007, there were 106,372 fully vested warrants outstanding. During 2007, 16,965 warrants were exercised at $10 per share. No warrants were exercised in 2006 or in prior periods. The exercise price of each warrant is $10 per share and must be exercised, unless earlier called by the Company, not later than 10 years from August 18, 2000.  Generally, vested warrants also expire 90 days following the date that the warrant holder ceases to be a director of the Bank.  Warrants may be called by the Company in the event that a merger, sale, acquisition, share exchange or other similar extraordinary event is approved by the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10. Warrant and Option Plans (continued)

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

The Board of Directors of the Company also adopted a stock option plan as a performance incentive for three of the Bank’s officers and key employees.  The employment contracts obligated the Company to issue 20,000 non-transferable stock options at an exercise price of $10 per share.  At December 31, 2007, all stock options had been issued by the Company and were fully vested, of which no options had been exercised.

Note 11. Employee Benefit Plans

The Bank has employee benefit programs that include health and dental insurance, life and long-term and short-term disability insurance and a 401(k) retirement plan.  Under the 401(k) plan, the Bank made a 50% match of eligible employee contributions up to 6% of base salary in 2007, 2006 and 2005.  The Bank’s contributions to the plan included in compensation and benefits, totaled $43,776, $33,064 and $24,054, for the years ended December 31, 2007, 2006 and 2005, respectively.

Note 12. Related Party Transactions

The Bank paid $208,380, $176,549, and $122,949 during the years ended December 31, 2007, 2006 and 2005 respectively, for various group insurance benefits for which a Director will ultimately receive compensation.

The Bank paid $43,913, $66,473, and $48,467 during the years ended December 31, 2007, 2006 and 2005 respectively, to a computer consulting firm of which a Director is also a principal.  Expenditures included computer hardware, software, installation, training, and support services.

Expenditures totaling less than $25,000 were paid to several entities in which directors were principals during 2007, 2006 and 2005.

All of the above transactions have been consummated on terms equivalent to those that prevail in arms length transactions.

Note 13.  Fair Values of Financial Instruments

The estimated fair values of the Company’s financial instruments at December 31, 2006 and 2005 are summarized below. The fair values of a significant portion of these financial instruments are estimates derived using present value techniques and may not be indicative of the net realizable or liquidation values. Also, the calculation of estimated fair values is based on market conditions at a specific point in time and may not reflect current or future fair values.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13.  Fair Values of Financial Instruments (continued)

	December 31, 2007		December 31, 2006
(In thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and due from banks	$3,002	$3,002	$3,689	$3,689
Federal funds sold	8,723	8,723	28,666	28,666
Investment securities	9,168	9,168	11,013	11,013
Investments in restricted stock	467	467	467	467
Loans, net	124,670	130,277	95,081	97,218
Accrued interest receivable	743	743	654	654

Financial liabilities:
Non-interest bearing deposits	$19,246	$19,246	$19,015	$19,015
Interest bearing deposits	104,162	106,580	93,190	93,910
Securities sold under agreements to repurchase	4,306	4,306	9,579	9,579
Accrued interest payable	201	201	176	176

Off-balance sheet commitments	—	—	—	—

The fair value of cash and due from banks, federal funds sold, investments in restricted stocks and accrued interest receivable are equal to the carrying amounts. The fair values of investment securities are determined using market quotations. The fair value of loans receivable is estimated using discounted cash flow analysis. The discount rates used are estimates using comparable market rates for similar types of loans adjusted for credit risk and optionality.

The fair value of non-interest bearing deposits, interest-bearing checking, savings, and money market deposit accounts, securities sold under agreements to repurchase, and accrued interest payable are equal to the carrying amounts. The fair value of fixed-maturity time deposits is estimated using discounted cash flow analysis. The discount rates used are estimates using comparable market rates for similar types of time deposits adjusted for optionality.

Note 14. Recently Issued Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115 which is effective as of the beginning of the first fiscal year that begins after November 15, 2007. Management will continue to evaluate the impact of adopting this Statement on the Company’s financial statements for future periods.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies when tax benefits should be recorded in financial statements, requires certain disclosures of uncertain tax matters and indicates how any tax reserves should be classified in a balance sheet. On January 1, 2007, the Company adopted FIN 48. The Company has determined that adoption of FIN 48 did not have any impact on its financial condition or results of operations. It is the Company’s policy to recognize interest and penalties related to unrecognized tax liabilities within income tax expense in the consolidated statements of income.

In September 2006, the FASB issued Statement No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14. Recently Issued Accounting Pronouncements (continued)

and interim periods within those fiscal years. The provisions should be applied prospectively, except for certain specifically identified financial instruments.  Management will continue to evaluate the impact of adopting this Statement on the Company’s financial statements for future periods.

In December 2007, the FASB issued SFAS 141, Revised 2007 (SFAS 141R), Business Combinations.  SFAS 141R’s objective is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects.  SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after December 31, 2008.  The Company does not expect the implementation of SFAS 141R to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements.  SFAS 160’s objective is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  SFAS 160 shall be effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008.  The Company does not expect the implementation of SFAS 160 to have a material impact on its consolidated financial statements.

Note 15. Parent Company Financial Information

Information as to the financial position of CommerceFirst Bancorp, Inc. as of December 31, 2007 and 2006 and results of operations and cash flows for the years ended December 31, 2007, 2006 and 2005 follows:

	December 31,	December 31,
Statements of Financial Condition	2007	2006
Assets
Cash in CommerceFirst Bank	$3,700,274	$3,606,918
Investment in subsidiary	16,360,975	15,080,067
Other assets	5,112	—
	$20,066,361	$18,686,985
Liabilities and Stockholders’ Equity
Accrued expenses	$10,000	$—

Stockholders’ equity	20,056,361	18,686,985
	$20,066,361	$18,686,985

	Year ended	Year ended	Year ended
Statements of Operations	December 31, 2007	December 31, 2006	December 31, 2005
Administrative expenses	$123,003	$103,816	$76,070
Loss before equity in undistributed net income of bank subsidiary and income tax benefit	(123,003)	(103,816)	(76,070)
Income tax benefit	41,821	61,161	—
Loss before equity in undistributed net income of bank subsidiary	(81,182)	(42,655)	(76,070)
Equity in undistributed net income of bank subsidiary	1,168,996	1,325,183	1,109,490
Net income	$1,087,814	$1,282,528	$1,033,420

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15. Parent Company Financial Information (continued)

	Year ended	Year ended	Year ended
Statements of Cash Flows	December 31, 2007	December 31, 2006	December 31, 2005
Cash flows from operating activities:
Net income	$1,087,814	$1,282,528	$1,033,420
Equity in undistributed earnings of bank subsidiary	(1,168,996)	(1,325,183)	(1,109,490)
Decrease (increase) in other assets	(5,112)	—	55,780
Increase in payables	10,000	—	—
Net cash used in operating activities	(76,294)	(42,655)	(20,290)

Cash flows from investing activities:
Investment in subsidiary	—	—	(6,000,000)
Net cash used in investing activities	—	—	(6,000,000)

Cash flows from financing activities:
Sales of common stock, net of expenses of $709,746	—	—	9,594,251
Proceeds from warrant exercises	169,650	—	—
Net cash provided by financing activities	169,650	—	9,594,251

Increase (decrease) in cash and cash equivalents	93,356	(42,655)	3,573,961
Cash and cash equivalents at beginning of period	3,606,918	3,649,573	75,612
Cash and cash equivalents at end of period	$3,700,274	$3,606,918	$3,649,573

Directors & Officers

of

CommerceFirst Bancorp, Inc. and CommerceFirst Bank

Milton D. Jernigan II, Esquire*

Chairman of the Board

Managing Partner

McNamee, Hosea, Jernigan, Kim, Greenan & Walker, P.A.

Richard J. Morgan* President & Chief Executive Officer	Lamont Thomas* ++ Executive Vice President & Chief Operating Officer

Wilfred T. Azar, III President, Empire Management Services	Robert R. Mitchell* Private Investor and Former President, Mitchell Business Equipment, Inc.

William F. Chesley President, W. F. Chesley Real Estate, Inc.	John A. Richardson, Sr.* President, Crofton Bowling Center, Former President, Branch Electric Supply Co., Inc.

Charles F. Delavan, Esquire Principal, Blumenthal, Delavan & Williams, P.A.	Don E. Riddle, Jr. Chairman & Chief Executive Officer, Homestead Gardens, Inc.

Edward B. Howlin, Jr.* President, Howlin Realty Management, Inc.	George C. Shenk, Jr.* President, Whitmore Group, Inc.

Charles L. Hurtt, Jr., CPA* President, Charles L. Hurtt, Jr., PA	Dale R. Watson President, Alpha Engineering Associates, Inc.

Milton D. Jernigan, Sr. Private Investor and Retired Former Founder, Chairman and President, AAA Rentals, Inc. and AAA Tools, Inc.	Jerome A. Watts* Private Investor and Former Owner, Plan Management

Nicholas J. Marino President, Marino Transportation Services, LLC	J. Scott Wimbrow Senior Vice President, MacKenzie Commercial Real Estate Services LLC

Michael J. Miller Vice President, Concrete General, Inc. & Tri M Leasing Corp

* Director of CommerceFirst Bancorp, Inc.

++ Retired as Officer on December 31, 2007

Officers of

CommerceFirst Bank

Michael T. Storm ** Executive Vice President & Chief Operating Officer and Chief Financial Officer	Thomas L. Bolander Senior Vice President

Penny L. Cantwell Senior Vice President	W. Craig Engelhaupt Senior Vice President

George Kapusta Senior Vice President	Candace M. Springmann Vice President & Corporate Secretary

Jean J. Barnes Vice President	Melonee Fleming, CCE Vice President

David Steinhoff Vice President	Irma Russell Assistant Vice President

Robert W. Smith IV Loan Officer

** Effective as of January 1, 2008

Locations of

CommerceFirst Bank

Annapolis 1804 West Street, Suite 200 Annapolis MD 21401	Lanham 4451 Parliament Place Lanham MD 20706

BWI 910 Cromwell Park Drive Glen Burnie MD 21061	Old Dobbin Lane 6230 Old Dobbin Lane Columbia MD 21045

Severna Park 485 Ritchie Highway Severna Park, MD 21146

The Company will provide, without charge, to any shareholder of record or any beneficial owner of Common Stock, a copy of its 2007 Annual Report on Form 10-KSB filed with the Securities and Exchange Commission, upon the written request. Requests should be directed to Candace M. Springmann, Corporate Secretary, at the Company’s executive offices at 1804 West Street, Suite 200, Annapolis MD 21401.