Form 10-K, Exhibit 13
period 2008-12-31
COMMERCEFIRST BANCORP INC
filed 2009-03-10
CIK 1098813

EXHIBIT 13

Raising Banking to the Power of Business®

Annual Report

2008

1804 West Street
Annapolis, MD 21401
www.commerce1st.com

April 6, 2009

To our Fellow Shareholders:

The increasing headwinds caused by numerous serious shocks to our financial system and deteriorating economy created disappointing operating results for most banks in 2008, and we are no exception. Core earnings were greatly impacted by rapidly declining interest rates that lowered asset yields at a much greater pace than our ability to re-price deposit liabilities. Also, as it became evident that increasingly broad economic deterioration would also eventually affect our local business banking model, management significantly increased reserves to address any potential loss exposure to weakening borrowers.

We did seize opportunities to win new business from struggling large bank competition. Total asset and loans continued to grow during 2008 and the Company continues to experience strong loan demand for commercial loans and commercial real estate loans. The expected increase in interest income from our loan portfolio did not materialize because of the effect of the rapid reduction in market interest rates which reduced our earnings on adjustable rate loans and short term investments.  Key measurements and events for the year ended December 31, 2008 include the following:

•                  Total assets as of December 31, 2008 increased by 12.0% to $167 million as compared to $149 million as of December 31, 2007.

•                  Net loans outstanding increased by $26 million, or 21.2% to $151 million as of December 31, 2008 from $125 million as of December 31, 2007.

•                  Deposits as of December 31, 2008 were $145 million, an increase of $22 million or 17.7% from December 31, 2007.

•                  The Company’s net income decreased to $295 thousand, or 72.9%, for the year ended December 31, 2008 as compared to net income of $1.1 million for the year ended December 31, 2007.

Earnings were adversely influenced by the decline in the Company’s net interest margin and increased provision for loan losses. Market interest rates dropped sharply as the Federal Reserve Bank reduced interest rates rapidly to improve liquidity in the banking industry and to address deteriorating economic conditions. Loan loss expense was higher as the result of the current economic environment’s adverse effect on some of our borrowers. We continue to closely monitor our loan portfolio for adverse effects from the weakened economy. At the same time, we continue to search for prudent lending opportunities to continue the growth of the Company. We are optimistic that our strong capital base, hands-on management approach to commercial lending, and continued measured growth path, will position us as a strong competitor when the economy gradually recovers.  Although fiscal 2009 will likely be another challenging year for the financial industry, we are confident we are well-poised to weather current storms and can emerge from them a stronger and more profitable institution.

As always we appreciate your continued support of our bank through your referrals and patronage throughout 2008.

Very truly yours,

Milton D. Jernigan II	Richard J. Morgan
Chairman of the Board	President and CEO

SELECTED CONSOLIDATED FINANCIAL DATA

The following table shows selected historical consolidated financial data for CommerceFirst Bancorp, Inc. You should read it in conjunction with the historical consolidated financial information contained in the Consolidated Financial Statements for the year ended December 31, 2008 included in this Annual Report. Data for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 are derived from the audited consolidated financial statements.

Year Ended December 31,
(Dollars in thousands, except per share data.)	2008	2007	2006	2005	2004
Operation Statement Data:
Net interest income	$5,567	$5,895	$5,301	$4,200	$2,412
Provision for loan losses	$647	$45	$225	$360	$590
Noninterest income	$569	$620	$633	$625	$584
Noninterest expense	$5,028	$4,688	$3,652	$2,773	$2,179
Federal and state income tax (expense) benefit	$(166)	$(694)	$(774)	$(658)	$862
Net income	$295	$1,088	$1,283	$1,033	$1,090

Per share data and shares outstanding:
Net income per share, basic	$0.16	$0.60	$0.71	$0.63	$1.33
Net income per share, diluted	$0.16	$0.59	$0.69	$0.62	$1.33
Book value at period end	$11.16	$11.02	$10.36	$9.63	$8.24
Average common shares outstanding during year	1,820,548	1,816,504	1,803,583	1,647,645	822,250
Diluted average common shares outstanding during year	1,820,548	1,848,195	1,846,462	1,672,928	822,250
Shares outstanding at period end	1,820,548	1,820,548	1,803,583	1,803,583	822,250

Financial Condition data:
Total assets	$166,569	$148,811	$141,270	$112,545	$75,953
Loans receivable (net)	$151,101	$124,670	$95,081	$75,044	$51,776
Allowance for loan losses	$1,860	$1,665	$1,614	$1,615	$1,154
Other interest-earning assets	$9,227	$18,358	$40,121	$31,985	$19,180
Total deposits	$145,241	$123,408	$112,205	$88,167	$65,729
Borrowings	$—	$4,306	$9,579	$6,010	$3,086
Stockholders’ equity	$20,311	$20,056	$18,687	$17,363	$6,774

Selected performance ratios:
Return on average earning assets	0.25%	1.07%	1.23%	1.19%	2.05%
Return on average equity	1.92%	7.47%	7.16%	6.76%	18.02%
Net interest margin(1)	3.59%	4.38%	5.06%	4.86%	4.58%
Net interest spread(2)	2.60%	3.10%	3.83%	4.01%	4.11%
Efficiency ratio(3)	81.94%	72.21%	61.56%	57.47%	60.79%

Asset quality ratios:
Nonperforming loans to gross loans	3.80%	0.89%	0.65%	0.77%	2.00%
Allowance for loan losses to loans	1.22%	1.32%	1.67%	2.10%	2.18%
Allowance for loan losses to nonperforming loans	.28	x	1.48	x	2.57	x	2.73	x	1.09	x
Nonperforming assets to loans and other real estate	3.80%	0.89%	0.65%	0.77%	2.00%
Net loan charge-offs (recoveries) to average loans	0.33%	0.00%	0.26%	(0.15)%	0.10%

Capital ratios:
Total risk-based capital ratio	14.14%	16.48%	19.10%	22.50%	13.52%
Tier I risk-based capital ratio	12.91%	15.23%	17.84%	21.20%	12.26%
Leverage ratio	12.24%	13.91%	15.10%	17.30%	10.58%
Average equity to average assets	12.86%	13.93%	16.63%	17.05%	10.97%

(1) Net interest margin is net interest income divided by average earning assets.
(2) Net interest spread is the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.
(3) Efficiency ratio is noninterest expense divided by the sum of net interest income and noninterest income.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Forward Looking Statements. Certain information contained in this discussion may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are generally identified by words such as “may,” “anticipates,” “believes,” “expects,” “plans,” “estimates,” “potential,” “continue,” “should,” and similar words or phrases. Such forward-looking statements involve known and unknown risks including, but not limited to, changes in general economic and business conditions, interest rate fluctuations, competition within and from outside the banking industry, new products and services in the banking industry, risk inherent in making loans such as repayment risks and fluctuating collateral values, problems with technology utilized by the Company, changing trends in customer profiles and changes in laws and regulations applicable to the Company.  Although the Company believes that its expectations with respect to the forward-looking statements are based upon reliable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results, performance or achievements of the Company will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.  Readers are cautioned against placing undue reliance on any such forward-looking statements. The Company does not undertake to update any forward-looking statements to reflect occurrences or events that may not have been anticipated as of the date of such statements.

This discussion and analysis provides an overview of the financial condition and results of operations of CommerceFirst Bancorp, Inc. (the “Company”) and CommerceFirst Bank (the “Bank”) for the years 2008 and 2007.  It is intended that this discussion and analysis help the readers in their analysis of the accompanying audited Consolidated Financial Statements. You should read this discussion in conjunction with the Consolidated Financial Statements and Notes thereto provided elsewhere in this report.

General

CommerceFirst Bancorp, Inc. is the bank holding company for CommerceFirst Bank, a Maryland chartered commercial bank headquartered in Annapolis, Maryland. The Bank was capitalized, became a wholly owned subsidiary of the Company and commenced operations on June 29, 2000. The Company maintains five banking offices in Anne Arundel, Howard and Prince George’s counties in central Maryland.  The Company focuses on providing commercial banking services to small and medium sized businesses in its market areas.

During 2008, the financial industry encountered significant volatility and stress as economic conditions worsened, unemployment increased and the effects of the “mortgage crisis” became more widespread.  While the Company did not have direct exposure to the subprime mortgage issues in that it did not make residential mortgage loans, and did not invest in mortgage back securities or the preferred stock of Freddie Mac and Fannie Mae, the slowing economy, declines in housing construction and the related impact on contractors and other small and medium sized businesses, has had an adverse impact on the Company’s business. This impact included increased levels of non-performing assets, loan charge-offs and loan loss provisions.  Additionally the steep reductions in the federal funds target rate, from 4.25% at December 31, 2007 to 2.00% at September 30, 2008 and 0.25% at December 31, 2008, intended to stimulate liquidity and stabilize the financial system, adversely impacted the Company’s interest margin.  While the Company believes that it has taken adequate reserves for the problem assets in its loan portfolio at December 31, 2008, and that the impact of margin pressure can be managed, there can be no assurance that the Company will not be required to take additional charge-offs or make additional provisions for nonperforming loans, that currently performing loans will continue to perform, or that the Company will be able to achieve cost savings on deposits as higher costing certificates of deposits mature.  Additionally, there can be no assurance that the steps taken to stimulate the economy and stabilize the financial system will prove successful, or that they will improve the financial condition of the Company’s customers or the Company.

Overview

The Company continued a pattern of asset growth during the year ended December 31, 2008. However, rapid reductions in market interest rates during 2008 have offset the effect of the asset growth resulting in lower revenues than in the prior period. Key measurements and events for the year ended December 31, 2008 include the following:

•                  Total assets as of December 31, 2008 increased by 12.0% to $167 million as compared to $149 million as of December 31, 2007.

•                  Net loans outstanding increased by $26 million, or 21.2% to $151 million as of December 31, 2008 from $125 million as of December 31, 2007.

•                  Deposits as of December 31, 2008 were $145 million, an increase of $22 million or 17.7% from December 31, 2007.

•                  The Company’s net income decreased to $295 thousand, or 72.9%, for the year ended December 31, 2008 as compared to net income of $1.1 million for the year ended December 31, 2007.

•                  Net interest income, the Company’s main source of income, was $5.6 million during the year ended December 31, 2008 compared to $5.9 million for the same period in 2007. This represents a decrease of 5.6% for the year December 31, 2008 as compared to 2007.

•                  The provision for loan losses increased from $45 thousand in 2007 to $647 thousand in 2008 reflecting increased provisions for loan losses.

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

The Company believes it has developed appropriate policies and procedures for assessing the adequacy of the allowance for loan losses, recognizing that this process requires a number of assumptions and estimates with respect to its loan portfolio.  The Company’s assessments may be impacted in future periods by changes in economic conditions, the impact of regulatory examinations and the discovery of information with respect to borrowers which is not known to management at the time of the issuance of the consolidated financial statements.  For additional discussion concerning the allowance for loan losses and related matters, see “Provision for Loan Losses” below and Note 1 to the consolidated financial statements.

Financial Condition

The Company’s assets at December 31, 2008 were $166.6 million, an increase of $17.8 million or 12.0%, from December 31, 2007. The increase is primarily the result in the increase in loans of $26.4 million offset by the decrease in cash and cash equivalents of $2.7 million and a decrease in investment securities of $6.1 million. The Company funded the increase in loans through increased deposits and the use of excess liquidity during 2008.

Loan Portfolio

At December 31, 2008, loans totaled $151.1 million as compared to loans of $124.7 million at December 31, 2007. The loan portfolio is comprised of commercial loans and real estate loans. The majority of the increase in loans was in the real estate portfolio which increased $21.2 million (29.2%) while commercial loans increased $5.3 million (10.0%). During 2008, the Company continued its efforts to originate real estate loans where the Company has tangible collateral securing the loans. Real estate retains a value even in down markets unlike other collateral, such as accounts receivable and business assets, which are more susceptible to significant declines in value. The real estate portfolio is largely composed of loans secured by commercial real estate. The Company has little in acquisition and development loans secured by residential building lots (approximately $2.5 million). The Company’s residential loans consist of loans to investors in residential property for rental, and are primarily secured by one to four family properties.

The loan portfolio is the largest component of earning assets and accounts for the greatest portion of total interest income. At December 31, 2008, gross loans were $153.0 million, a 21.1% increase from the $126.3 million in gross loans outstanding at December 31, 2007.  Loans consist of internally generated loans and participation loans purchased from other local community banks.  Lending activity is confined to the Bank’s market area. The strong growth is attributable to the satisfactory culmination of efforts to attract quality credits; there has been no dilution of credit underwriting standards. The Bank does not engage in foreign lending activities.

The following table sets forth information on the composition of the loan portfolio by type:

	December 31, 2008		December 31, 2007
		Percentage		Percentage
(In thousands)	Balance	of Loans	Balance	of Loans
Commercial and industrial loans	$58,783	38.4%	$53,437	42.3%
Real estate loans secured by:
Residential real estate	19,007	12.4%	12,100	9.6%
Commercial real estate	75,200	49.2%	60,833	48.1%
Total real estate loans	94,207	61.6%	72,933	57.7%
	152,990	100.0%	126,370	100.0%
Unearned loan fees, net	(29)		(35)
Allowance for loan losses	(1,860)		(1,665)
	$151,101		$124,670

The table below sets forth the maturity distributions of the loan receivable portfolio as of December 31, 2008. The table does not reflect loan re-pricing dates.

LOAN MATURITIES AS OF DECEMBER 31, 2008

	1 year		After
(In thousands)	or less	1-5 years	5 years	Total

Maturity of Loans Receivable:
Commercial loans	$39,747	$10,389	$8,647	$58,783
Real estate loans	16,599	14,805	62,803	94,207
Total loans receivable	$56,346	$25,194	$71,450	$152,990

Fixed interest rates	$9,367	$20,348	$7,410	$37,125
Floating and adjustable interest rates	46,979	4,846	64,040	115,865
Total loans receivable	$56,346	$25,192	$71,450	$152,990

The allowance for loan losses was $1.9 million (1.22% of loans) at December 31, 2008.  The allowance was $1.7 million (1.32% of loans) at December 31, 2007.  At December 31, 2008, non-accrual loans totaled $5.8 million as compared to $1.1 million at December 31, 2007.  The increase is predominately attributable to several large real estate loans that were placed on non-accrual status in December 2008. These loans are well secured by the value of the real estate collateral. Loans charged off in 2008 totaled $498 thousand as compared to $72 thousand during 2007. Recoveries on charged off loans were $45 thousand during 2008 and $78 thousand during 2007.

Of the balance in the allowance account, “specific” reserves were $1.06 million and “general” reserves were $800 thousand. Specific reserves are used to individually allocate an allowance for loans identified as impaired, or which otherwise exhibit adverse characteristics that suggest a heightened risk of non-collection.  General reserves are those made with respect to unclassified loans in our portfolio based upon the methodology discussed below in order to maintain the allowance at a level which reflects our best estimate of the losses inherent in the portfolio with respect to such loans.  Whether specific or general, amounts in the allowance for credit losses are available to absorb losses with respect to any loan. At December 31, 2007, the allowance for credit losses stood at $1.7 million, or 1.32% of outstanding gross loans. Of this amount, “specific” reserves were $693 thousand and “general” reserves were $972 thousand.

The allowance for loan losses is determined based upon various loss ratios applied to categories of loans except for loans rated substandard, doubtful or loss, which are evaluated separately and assigned specific reserve amounts, if necessary, based upon the evaluation.  Loss ratios are applied to each category of loan to determine estimated loss amounts.  Categories of loans are identified as commercial term or revolving loans, SBA loans, and closed and open ended real estate loans.  Additional loss ratios are also applied for risks factors identified beyond individual loan risks, such as economic conditions, underwriting exceptions and loan concentrations based upon management’s estimations of loss exposure.  Loss ratios are determined based upon the Bank’s loan loss history adjusted for estimated losses for the effect of current economic conditions (currently stressed), any industry concentration or identified weakness in an industry, and credit management and underwriting policies changes, if any.

At December 31, 2008, the range of the loss ratios used to determine estimated losses by loan category were: commercial loans - 0.50%; SBA loans – 6%; and mortgage loans - 0.15% to .95%.  Additional losses are estimated resulting from additional identified risks factors, such as loans with underwriting exceptions, the level and direction of payment delinquencies and the level of unsecured credit.  These additional loss estimates are not allocated to the separate loan categories.

The computed allowance for loan losses is tested through the use of the Bank’s loan risk rating process. Loans are assigned a risk rating at their origination based upon rating criteria consistent with regulatory definitions.  The risk ratings are adjusted, as necessary, if loans become delinquent, if significant adverse information is discovered regarding the underlying credit and, in the case of commercial loans and commercial real estate loans, the normal periodic review (usually annually) of the underlying credit indicate that a change in risk rating is appropriate.  An estimated “low” and “high” loss percentage is applied to loans in each risk rating.  These loss percentages increase as the loan risk rating increases.  Estimated losses and reserves for loans rated as substandard, doubtful or loss are derived from the determination of the allowance for loan losses as discussed above as well as estimated losses resulting from risk factors identified beyond individual loan risks, such as economic conditions, underwriting exceptions and loan concentrations.  Loss percentages used are generally based upon management’s best estimates considering losses incurred.  Estimated “low” and “high” allowance for loan loss amounts are derived by accumulating the estimated losses using the “low” and “high” loss percentages for each risk rating and adding losses based upon separate loan evaluations and identified other risks.  The actual allowance for loan losses is compared to this range to ascertain that it is situated within the range. At December 31, 2008, the “low” and “high” allowance determination resulted in a “low” allowance of 1.20% of loans and a “high” allowance of 1.45% of loans.  The actual allowance for loan losses was 1.22% of loans.

During 2008, there were no significant changes in estimation methods or assumptions that affected the methodology for assessing the appropriateness of the allowance. In addition, on at least a quarterly basis, the recorded allowance for loan losses (as a percent of loans) is compared to peer group levels to ascertain the reasonableness of the estimate.

The allowance for loan losses is 1.22% of outstanding loans at December 31, 2008 as compared to 1.32% of loans at December 31, 2007. The reduction of the allowance as a percentage of loans is attributable to:

(1)          The increase in outstanding loans during 2008 of $26.4 million included an increase in loans secured by real estate of $21.2 million (80.0% of the increase). Real estate loans generally provide significant collateral values to reduce losses thus allowing for lower loss estimates and provisions. The Bank has not incurred a loss on a real estate loan since its inception although a specific loss reserve of $58 thousand has been established for one real estate loan at December 31, 2008.

(2)          Construction loans comprise less than 2% of total loans.

(3)          The Bank does not make consumer loans and has no home mortgage loans, unsecured consumer loans or home equity loans.

(4)          Loans outstanding at December 31, 2008 in the amount of $39.1 million (25.6% of the total loans outstanding) were originated during 2008. These loans were underwritten during the un-settled economic environment that was prevalent during 2008, with current real estate appraisals used for real estate loans. The Bank avoided lending to businesses significantly susceptible to worsening economic conditions.

(5)          The Bank’s net charge-offs (recoveries) as a percent of average loans outstanding since 2004 were: 2004 - .10%, 2005 – (.16%), 2006 - .26%, 2007 – (.01%) and 2008 - ..33%. The majority of the gross losses in 2007 and 2008 were losses on the uninsured portion of SBA loans which are decreasing as a percent of the loans outstanding.

(6)          The majority of the loans on non-accrual are real estate loans which are adequately secured with loan-to-value ratios of less than 70% based upon recent appraisals/valuations.

Based on the above factors including current economic conditions, management believes that the allowance for loan losses is adequate of December 31, 2008.

The activity in the allowance for credit losses is shown in the following table. All charge-offs and recoveries relate to commercial loans.

	Year Ended December 31,
(In thousands)	2008	2007
Allowance for loan losses:
Beginning balance	$1,665	$1,614
Charge-offs- commercial loans	(497)	(72)
Recoveries- commercial loans	45	78
Net recoveries (charge-offs)	(452)	6
Provision for loan losses	647	45
Ending balance	$1,860	$1,665

Net recoveries (charge-offs) to average loans	(0.33)%	0.01%

During 2008 six commercial loans totaling $497 thousand, of which $319 thousand were the uninsured portion of SBA loans, were determined to be uncollectible and charged-off. During 2007, four commercial loans totaling $72 thousand were determined to be uncollectible and were charged off. Recoveries of $45 thousand (three SBA loans) and $78 thousand (one non-SBA loan) previously charged-off were realized during 2008 and 2007, respectively.

Loan Quality

In its lending activities, the Bank seeks to develop sound credits with customers who will grow with the Bank. There has not been an effort to rapidly build the portfolio and earnings at the expense of asset quality.  At the same time, the extension of credit inevitably carries some risk of non-payment.

Loans on which the accrual of interest has been discontinued amounted to $5.8 million and $1.1 million at December 31, 2008 and 2007, respectively.  Interest that would have been accrued under the terms of these loans totaled $340 thousand and $78 thousand for the years ended December 31, 2008 and 2007, respectively.  The Bank has no commitments to loan additional funds to the borrowers of impaired or non-accrual loans.  The accrual of interest on loans is discontinued when a scheduled loan payment has become over ninety days past due.

Non-accrual loan activity is summarized as follows since December 31, 2007:

(In thousands)	LOAN AMOUNT

Balance at December 31, 2007	$1,125
New loans placed on non-accrual	5,046
Less:
Payments on loans applied to principal	116
Charge offs	236
Balance at December 31, 2008	$5,819

Included in the amount of non-accrual loans at December 31, 2008 are loans to three borrowers totaling $3.6 million which are secured by real estate and one real estate loan in the amount of $788 thousand for which a specific reserve of $58 thousand has been established.

Information regarding loans classified as impaired follows:

(In thousands)	2008	2007
Loans classified as impaired with specific reserves	$1,892	$1,366
Loans classified as impaired with no specific reserves	$3,927	—
Allowance for loan losses on impaired loans	840	693
Average balance of impaired loans during year	2,142	740

The classified loans with established specific reserves at December 31, 2008 include a non-accrual loan in the amount of $483 thousand ($583 thousand at December 31, 2007) which is the remaining balance of a relationship totaling $958 thousand classified prior to 2006 and placed in non-accrual status at that time. This loan is secured by an assignment of life insurance proceeds.  The specific reserve allocated to this loan is $327 thousand. Also included is a loan secured by commercial real estate in the amount of $788 thousand for which a specific reserve of $58 thousand has been established. Two loans to one borrower totaling $263 thousand have specific reserves established at the loan amounts. The remaining balance of classified loans for which specific reserves at December 31, 2008 have been established is comprised of seven loans to five borrowers in various stages of collection.

The classified loans for which no specific reserve has been established include three loans well secured by commercial real estate in the amount of $3.6 million. The remaining balance of classified loans for which no specific reserves have been established at December 31, 2008 is comprised of four loans in various stages of collection.

The Bank has no loans past due over ninety days and still accruing interest and no real estate owned at December 31, 2008 or 2007.  The Bank has restructured the scheduled payment amounts from the original notes on two loans totaling less than $300 thousand at December 31, 2008 (none at December 31, 2007). Specific reserves have been established for these loans at amounts equal to the loan balances.

No interest was actually included in net income in respect of such loans after they were placed on non-accrual status.  The accrual of interest on loans is discontinued when, in management’s opinion, the full collection of principal or interest is in doubt, or a scheduled loan payment has become over ninety days past due.

At December 31, 2007, the Bank had nine loans totaling $1.1 million in non-accrual status:

•                  One loan in the amount of $583 thousand is the remaining balance of a relationship totaling $958 thousand recognized as impaired in September 2004 and placed in non-accrual status at that time. The specific reserve amount allocated to this loan was $426 thousand.

•                  The second loan in the amount of $175 thousand was a delinquent loan partially secured by residential real estate owned by the guarantors of the loan. The Bank has a first lien on the residential property in the amount of $100 thousand but is a third lien position as to the remaining portion of the loan. Collection proceedings had started and the Bank had established specific reserves of $44 thousand for the loan.

•                  The remaining seven loans in non-accrual status totaled $367 thousand; the balance of each of the loans was less than $100 thousand. These loans are partially secured by business and other assets of the borrower and/or guarantors. Specific reserves totaling $224 thousand had been established for these loans which are in various stages of collection.

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

ALLOWANCE FOR LOAN LOSSES BY CATEGORY

	December 31, 2008		December 31, 2007
(In thousands)	Allocated Allowance Amount	% of Loans in each Category to Total Loans Receivable	Allocated Allowance Amount	% of Loans in each Category to Total Loans Receivable

Commercial and industrial loans	1,538	38.4%	$1,284	42.3%
Real estate loans	317	61.6%	273	57.7%
Unallocated to loan type	5	—	108	—
	$1,860	100.0%	$1,665	100.0%

Investments

The investment securities portfolio at December 31, 2008 amounted to $3.1 million, a decrease of $6.1 million (66.3%) from the amount at December 31, 2007. Funds obtained from the sale of securities and securities repayments were invested in loans during 2008.  All of the investments securities are classified as “available for sale” and are reflected in the statement of financial condition at their fair value. The carrying value of the securities includes net unrealized gains of $77 thousand at December 31, 2008 and net unrealized gains of $142 thousand at December 31, 2007. These net unrealized gains and losses are reflected in stockholders equity, net of deferred taxes. Unrealized gains and losses are the result of interest rate levels differing from those existing at the time of the acquisition of the securities. These unrealized gains and losses are considered temporary as they reflect fair values on December 31, 2008 and 2007 and are subject to change daily as interest rates fluctuate. The Company has the intent and the ability to hold the securities to the maturity of the securities or the time required for the value of the securities to equal or exceed their cost.

The table below presents the composition and carrying amounts of securities in the investment securities portfolio, all of which are classified as available-for-sale and thus recorded at fair value, and investments in restricted stock, recorded at cost, as of December 31, 2008 and 2007.

	December 31,	December 31,
(In thousands)	2008	2007

Investment securities:
U.S Treasuries	$3,086	$9,168
Restricted stock:
Federal reserve stock	405	405
Corporate equities	62	62
Total securities	$3,553	$9,635

The tables below show the maturities and average weighted yields for the securities portfolio at December 31, 2008.

	Within one year		After one but within five years		No Maturity
(In thousands)	Amount	Yield	Amount	Yield	Amount	Yield

Amortized cost basis:
U.S. Treasuries	$3,009	4.55%	—	—	$—
Restricted stock	—	—	—	—	467	5.39%
Total securities	$3,005	4.45%	—	—	$467	5.39%

Carrying Value:
U.S. Treasuries	$3,086		—		$—
Restricted stock	—		—		467
Total securities	$3,086		—		$467

At December 31, 2008 and 2007, there were no issuers, other than the U.S. Government, whose securities owned by the Company have a book or market value exceeding ten percent of the Company’s stockholders’ equity.

Deposits and Liquidity Management

Deposits are the major source of funds for lending and investment activities. At December 31, 2008, deposits totaled $145.2 million as compared to $123.4 million at December 31, 2007. Most of the $21.8 million increase is attributable to the increase in certificates of deposit during 2008. There were $50.1 million and $22.5 million of brokered certificates of deposit at December 31, 2008 and 2007, respectively. Included in these brokered deposits are $16.0 million of certificates of deposits received in exchange for the placement of the Bank’s customers’ deposit funds with other financial institutions under the Certificate of Deposit Account Registry Service (CDARS) program. Included in deposits are deposits of officers and directors (and their affiliated entities), including CDARS program deposits, of $16.0 million.

Liquidity is a measure of the Company’s ability to meet the demands required for the funding of loans and to meet depositors’ requirements for use of their funds. The Company’s principal sources of liquidity are cash balances, due from banks, Federal funds sold and available-for-sale securities not pledged to the securities sold under agreement to repurchase program.

At December 31, 2008, management considers the Company’s liquidity position to be satisfactory. At December 31, 2008, the Company’s principal sources of liquidity, as defined, approximated $12.1 million and represented 7.2% of total Company assets. Continued strong growth in deposits will be required to fund loan growth. Accordingly, the Company intends to maintain a competitive posture in its deposit interest rate offerings. While adequate liquidity is imperative, excess liquidity has the effect of a lower interest margin, as funds not invested in loans are placed in short-term investments that generally carry a lower yield.

The Company’s principal sources of funds are deposits, consisting of demand deposits, NOW accounts, money market accounts, savings accounts and certificates of deposit.  These accounts provide the Company with a relatively stable source of funds. We generally target larger deposit relationships by offering competitive interest rates on certificates of deposit of $100,000 or more in our local markets. We supplement our local deposits with out-of-area deposits obtained through the use of brokers, including the CDARS program. As a result, a substantial portion of our deposits, 57.3% at December 31, 2008, are comprised of deposit accounts of $100 thousand or more. The bank’s use of larger denomination certificates of deposit and brokered deposits facilitates funding the rapid growth in the loan portfolio. The Bank has used such certificates of deposits as a funding source since its inception. While sometimes requiring higher interest rates, such funds carry lower acquisition costs (marketing, overhead costs) and can be obtained when required at the maturity dates desired. Most of the deposits over $100 thousand are fully insured by the FDIC through differing ownership and trustee arrangements. All of the brokered deposits are fully insured by the FDIC. This insurance and the strong capital position of the Bank reduce the likelihood of large deposit withdrawals for reasons other than interest rate competition. Interest rates on these deposits can be higher than other deposits products. There is, however, a risk that some deposits would be lost if rates were to increase and the Bank elected not to remain competitive with its own deposit rates. Under those conditions, the Bank believes that it is positioned to use other sources of funds, such as borrowing on its unsecured credit facilities with other banks or the sale of investment securities or borrowing using the securities as collateral, to offset a decline in deposits in the short run.

The Bank has received approval of unsecured credit facilities for short-term liquidity needs from financial   institutions of $8,500,000 at December 31, 2008 and 2007.  There were no borrowings outstanding under these credit arrangements at December 31, 2008 and 2007.

The Company believes its levels of liquidity are adequate to conduct the business of the Company and Bank.

Interest bearing deposits are summarized below as of December 31:

(In thousands)	2008	2007

NOW accounts	$1,247	$2,440
Money Market accounts	13,049	16,268
Savings accounts	148	36
Certificates of deposit accounts:
Less than $100,000	37,539	11,383
$100,000 or more	69,659	74,035
	$121,642	$104,162

The time deposit accounts mature and/or re-price as follows (in thousands): within one year $84,586; one through three years- $21,629; three years and beyond- $983.

The table below shows the maturities and amounts of time certificates in amounts of $100,000 or more at December 31, 2008 and 2007.

	December 31,
(In thousands)	2008	2007

Three months or less	$12,084	$11,933
Over three but within twelve months	44,437	20,686
Over twelve months through three years	12,861	41,416
Over three years	277	—
Total	$69,659	$74,035

Borrowed funds

The Bank entered into sales of securities under agreements to repurchase the same securities, which matured the next business day, with several commercial customers. This program was discontinued in December 2008 because of the low interest rate environment significantly reduced the program’s value to the Bank and its customers. Furthermore, the expansion of FDIC insurance to all amounts in non-interest bearing accounts replaced the customers’ need for collateral to support their funds in the Bank.

Information concerning securities sold under agreements to repurchase at and during the year ended December 31, 2008 and 2007 is summarized as follows:

	2008	2007
Total outstanding at year-end	$—	$4,305,936
Average rate at year end	—	2.40%
Average balance during the year	$2,650,978	$3,494,779
Average interest rate during the year	1.12%	2.62%
Maximum amount at any month end	$5,494,595	$9,492,000

Stockholders’ Equity

Total stockholders’ equity was $20.3 million at December 31, 2008 representing an increase of $254 thousand from December 31, 2007.  The increase from December 31, 2007 was attributable to the net income of the Company of $295 thousand less a reduction of other comprehensive income of $41 thousand.

At December 31, 2008, we continued to exceed all regulatory capital requirements to be considered a “well capitalized” financial institution under federal regulations. The Company believes its level capital is adequate to conduct the business of the Company and Bank.

RESULTS OF OPERATIONS

Net income for the year ended December 31, 2008 was $295 thousand ($0.16 basic and diluted earnings per share), a decrease of $793 thousand, or 72.9%, from the net income of $1.1 million ($0.60 basic earnings per share; $0.59 diluted earnings per share) during 2007.  Net income decreased in 2008 as compared to 2007 primarily because of the decline in net interest income of $328 thousand, increased provision for loan losses of $602 thousand and increased non-interest expenses of $340 thousand (all amounts are before tax effects).

Return on equity, return on assets and ratio of equity to assets are as follows:

RETURN ON AVERAGE ASSETS AND AVERAGE EQUITY

Year Ended December 31,

	2008	2007

Return on Average Equity	1.92%	7.47%

Return on Average Earning Assets	0.25%	1.07%

Ratio of Average Equity to Average Assets	12.86%	13.93%

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

Total interest income decreased by $110 thousand or 1.0% to $10.7 million for the year ended December 31, 2008 as compared to 2007.  This decrease was primarily attributable to the rapid and deep reduction of market interest rates as directed by the Federal Reserve in response to severe liquidity and asset quality issues experienced by the financial industry during 2008. The decrease in interest rates, from a federal funds target rate of 4.25% at December 31, 2007 to 0.25% at December 31, 2008, offset the effect of the increase in loans outstanding during the year of 2008 as compared to 2007. Average interest earning assets increased by $18.9 million during 2008 as compared to 2007; however, the yield on earning assets decreased to 6.86% in 2008 from 7.96% in 2007.

Interest expense increased by $0.2 million or 4.5% to $5.1 million for the year ended December 31, 2008 as compared $4.9 million in 2007.  This increase was attributable to the increase in average interest bearing liabilities of $19.0 million (19.0%). The effect from increased volume of interest bearing liabilities was offset somewhat by the decrease in the cost of funds to 4.26% in 2008 from 4.86% in 2007. The cost of funds did not decline as rapidly as the reduction in market interest rates during 2008 since a large portion of the Bank’s deposits are in the form of certificates of deposits which have fixed interest rates and scheduled maturity dates. Although the Company currently expects rates on certificates of deposit to decline as such deposits mature and re-price as a result of competitive pressures, customer preferences and future changes in interest rates, there can be no assurance that the Company will achieve declines in its cost of funds, or that such declines will improve the Company’s margin or net income.

Net interest income was $5.6 million in 2008, a $328 thousand decrease from the $5.9 million net interest income in 2007, a 5.6% decline. The decrease in net interest income results primarily from the earning assets re-pricing faster than the re-pricing of the interest bearing liabilities during the period of rapidly declining interest rates during 2008.

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

AVERAGE BALANCES, RATES AND INTEREST INCOME AND EXPENSE

Years Ended

	2008			2007
	Average		Yield/	Average		Yield/
(In thousands)	Balance	Interest	Rate	Balance	Interest	Rate
Assets:
Interest Earning Assets:
Loans receivable	$138,166	$10,130	7.31%	$111,385	$9,680	8.69%
Investment securities	7,718	341	4.41%	10,750	460	4.28%
Interest bearing deposits	306	8	2.61%	—	—	—
Federal funds sold	8,654	171	1.97%	13,810	683	4.95%

Total Interest Earning Assets	154,844	10,650	6.86%	135,945	10,823	7.96%

Less allowance for loan losses	(1,738)			(1,705)
Non-Interest Earning Assets	5,971			5,236
Total Assets	$159,077			$139,476

Liabilities and Stockholders’ Equity:
Interest -Bearing Liabilities:
Interest bearing demand deposits	$1,373	$3	0.22%	$2,333	$32	1.37%
Money market deposit accounts	17,852	321	1.79%	18,466	715	3.87%
Savings accounts	91	—	—	141	1	0.71%
Certificates of deposit	97,124	4,729	4.86%	75,651	4,027	5.32%
Securities sold under agreements to repurchase	2,651	30	1.13%	3,495	92	2.63%
Total Interest Bearing Liabilities	119,091	5,083	4.26%	100,086	4,867	4.86%

Non-Interest Bearing Liabilities:
Demand deposits	18,608			18,884
Other	917			1,075
Total Liabilities	138,616			120,045
Stockholders’ Equity	20,461			19,431
Total Liabilities and Equity	$159,077			$139,476
Net Interest Income		$5,567			$5,956

Net Interest Spread			2.60%			3.10%
Net Interest Margin			3.59%			4.38%

Yields on securities are calculated based on amortized cost.

The decrease in net interest margin and net interest spread in 2008 as compared to 2007 results from the Bank’s assets re-pricing more rapidly than its deposits as a large portion of the deposits are comprised of fixed rate certificates of deposit.

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

RATE/VOLUME ANALYSIS

	2008 vs. 2007			2007 vs. 2006
	Increase (Decrease)			Increase (Decrease)
In thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest-Earning Assets:
Federal funds sold	$(255)	$(257)	$(512)	$213	$(8)	$205
Interest bearing deposits	8	—	8	—	—	—
Investment portfolio	(130)	12	(118)	102	82	184
Loans receivable	2,313	(1,802)	511	2,056	172	2,228
Net Change in Interest Income	1,936	(2,047)	(111)	2,371	246	2,617

Interest Bearing Liabilities:
Interest bearing deposits	981	(703)	278	1,199	802	2,001
Other borrowed funds	—	—	—	(4)	—	(4)
Securities sold under agreements to repurchase	(22)	(40)	(62)	(38)	2	(36)
Net Change in Interest Expense	959	(743)	216	1,157	804	1,961

Change in Net Interest Income	$977	$(558)	$(327)	$1,214	$(558)	$656

Provision for Loan Losses

The provision for loan losses represents the expense recognized to fund the allowance for loan losses. The loan loss expense of $647 thousand for the year ended December 31, 2008 reflected an increase of $602 thousand from the provision of $45 thousand for the year ended December 31, 2007. This increase is the result of specific valuation reserves on loans experiencing repayment problems and the losses incurred during 2008, predominately in the Bank’s uninsured SBA loan portfolio which is most affected by the current reduced economic activity period. The SBA portfolio comprises 3.8% of total loans outstanding at December 31, 2008, which percentage has declined since December 31, 2007. The allowance for loan losses, and therefore the provision for loan losses, contains increased amounts for the uninsured SBA portfolio.

Additionally, the Bank has established a reserve for unfunded commitments that is recorded by a provision charged to other expenses.  The balance of this reserve was $48 thousand and $42 thousand at December 31, 2008 and 2007, respectively. The reserve is an amount that management believes will be adequate over time to absorb possible losses on unfunded commitments (off-balance sheet financial instruments) that may become uncollectible in the future.

Non-interest Income

Non-interest income principally consists of gains from the sale of the guaranteed portion of Small Business Administration loans, gain on sale of securities and deposit account services charges.

For the years ended December 31, 2008 and 2007, gains from the sales of SBA loans amounted to $241 thousand and $344 thousand, respectively. The guaranteed portion of most SBA loans is usually sold to others resulting in gains on the sales. The volume of loan sales and resultant gains will vary depending of the volume of originations of loans with SBA guarantees and the pricing of the sales of the loans. Gain on sale of securities was $40 thousand in 2008, none in 2007.

For the year ended December 31, 2008, deposit account services charges amounted to $287 thousand as compared to $276 thousand for the year ended December 31, 2007.

Non-interest Expense

Non-interest expense totaled $5.0 million for the year ended December 31, 2008 as compared to $4.7 million in 2007, a 7.3% increase. In each period, salary and benefit expense was the largest component: $2.9 million and $2.6 million in 2008, 2007, respectively. The expense increase is attributable to normal salary increases and several additional personnel needed to grow and manage the loan portfolio. Data processing, support services and depreciation and amortization expenses increased primarily as the result of increased operational expenses related to the new core processing system and internet banking platform that was installed in the second quarter of 2007. The conversion to the new systems and platform was completed in 2007; therefore, there are no conversion expenses during 2008.

Income Taxes

The Company uses the liability method of accounting for income taxes as required by SFAS No.109, Accounting for Income Taxes.  Under the liability method, deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the enacted rates that will be in effect when these differences reverse.  Income tax expense for 2008 was $166 thousand (36.1% of pretax income) and $695 thousand (39.0% of pretax income) in 2007.

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

Interest Rate Risk Management

Banks and other financial institutions are dependent upon net interest income, the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities. Changes in interest rates inevitably have an impact on interest income. GAP, a measure of the difference in volume between interest bearing assets and interest bearing liabilities, is a means of monitoring the sensitivity of a financial institution to changes in interest rates. The chart below provides an indicator of the rate sensitivity of the Company.  A positive GAP indicates the degree to which the volume of repriceable assets exceeds repriceable liabilities in particular time periods.  The Company has a positive GAP, an asset sensitive position, during for a one year period which would generally indicate increased net interest income in a rising rate environment and a decreased net interest income in a declining rate environment.  However, this measurement of interest rate risk sensitivity represents a static position as of a single day and is not necessarily indicative of the interest rate risk position at any other point in time, does not take into account the sensitivity of yields and costs of specific assets and liabilities to changes in market rates, and does not take into account the specific timing of when changes to a specific asset or liability will occur. Further this measurement does not take into account the effect of competitive factors on interest rates, and the effect of changes in interest rates on the capacity of customers to meet their obligations. The Company will be addressing the current positive GAP level for the purpose of reducing its exposure to interest rate changes, although there can be no assurance that the Company’s efforts will be successful in reducing its exposure to interest rate changes, or that it will correctly predict the timing and magnitude of changes in interest rate.

RATE SENSITIVITY ANALYSIS (Static GAP)

		December 31, 2008
	0-3	4-12	1-3	>3<5
(In thousands)	Months	Months	Years	Years	5 YRS +	Total

Interest earning assets
Federal funds sold	$5,674	$—	$—	$—	$—	$5,674
Securities, at cost	—	3,009	—	—	—	3,009
Loans*	50,284	11,552	33,038	48,933	3,236	147,043
Total	55,958	14,561	33,038	48,933	3,236	155,726

Interest bearing liabilities
Savings/Money Market/NOW	14,444	—	—	—	—	14,444
Certificates of deposit	27,683	56,904	21,628	983	—	107,198
Total	42,127	56,904	21,628	983	—	121,642

GAP:
Period	$13,831	(42,343)	11,410	47,950	3,236	$34,084
Cumulative		$(28,512)	$(17,102)	$30,848	$34,084

*Loan amounts above exclude loans on non-interest accrual of $5.8 million and deferred fees of $29 thousand.

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

The Company elected not to participate in the Capital Purchase Program (“CPP”) that was available to eligible banks through November 14, 2008 under the Treasury Department’s Troubled Asset Relief Program (“TARP”) concluding that there was no financial or strategic advantage to be gained by participation in the TARP’s Capital Purchase Program. The Bank’s own capital levels exceed the guidelines for well-capitalized financial institutions. Additionally, the Company has $3,000,000 in readily available reserves that could be contributed to the Bank if needed. These cash reserves held by the Company approximate the funds that would have been available under the Capital Purchase Program. Accordingly, the Company decided not to dilute the shares of its current stockholders in exchange for a TARP capital infusion. The Company does not have direct exposure to the subprime mortgage issues which precipitated the economic volatility and stress in that it did not make residential mortgage loans to retain customers, and did not invest in mortgage back securities or the preferred stock of Freddie Mac and Fannie Mae. Furthermore, the Company found it an unacceptable risk that the

Treasury reserved the right to unilaterally change the terms and conditions of the CPP based upon future changes in law, which could be politically motivated or based on overbroad generalizations regarding the industry.

Market for Common Stock and Dividends

The Company’s Common Stock is listed for trading on the NASDAQ Capital Market under the symbol “CFMB.” The following table sets forth the high and low sales prices for the Common Stock during each calendar quarter of 2008 and 2007. These quotations reflect inter-dealer prices, without retail markup, markdown or commission, and may not represent actual transactions. These quotations do not necessarily reflect the intrinsic or market values of the Common Stock.  As of December 31, 2008, there were 1,820,548 shares of Common Stock outstanding, held by approximately 300 shareholders of record.

	2008		2007
	High	Low	High	Low
First Quarter	$11.30	$9.90	$14.25	$13.16
Second Quarter	10.75	8.32	16.00	13.38
Third Quarter	8.82	7.09	13.75	12.50
Fourth Quarter	8.25	5.25	13.75	11.00

The Company has not paid dividends through December 31, 2008. The payment of dividends by the Company will depend largely upon the ability of the Bank, its sole operating business, to declare and pay dividends to the Company.  Regulations of the Federal Reserve Board and Maryland law place limits on the amount of dividends the Bank may pay to the Company without prior approval.  Prior regulatory approval is required to pay dividends which exceed the Bank’s net profits for the current year plus its retained net profits for the preceding two calendar years, less required transfers to surplus.  Additionally, without prior approval, the Bank may pay dividends only out of its undivided profits. Even if the Bank and the Company have earnings in an amount sufficient to pay dividends, the Board of Directors may determine to retain earnings for the purpose of funding the growth of the Company and the Bank.

Financial Statements

The audited financial statements for the Company as of December 31, 2008 and 2007 and for each of the years then ended are included herewith.

COMMERCEFIRST BANCORP, INC. and SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008

[Letterhead of Trice Geary & Myers, LLC]

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

CommerceFirst Bancorp, Inc. and Subsidiary

Annapolis, Maryland

We have audited the accompanying consolidated statements of financial condition of CommerceFirst Bancorp, Inc. and subsidiary as of December 31, 2008 and 2007, and the related consolidated statement of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2008.  CommerceFirst Bancorp, Inc. and subsidiary’s management is responsible for these consolidated financial statements.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CommerceFirst Bancorp, Inc. and subsidiary as of December 31, 2008 and 2007, and the consolidated results of their operations and their consolidated cash flows for each of the years in the two-year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ Trice Geary & Myers LLC

Salisbury, Maryland
February 9, 2009

CommerceFirst Bancorp, Inc. and Subsidiary

Consolidated Statements of Financial Condition

December 31, 2008 and December 31, 2007

	December 31,	December 31,
	2008	2007
ASSETS

Cash and due from banks	$3,290,691	$3,001,573
Federal funds sold	5,673,666	8,723,315
Cash and cash equivalents	8,964,357	11,724,888
Investment securities – available-for-sale, at fair value	3,085,770	9,167,700
Investments in restricted stocks, at cost	467,000	467,000
Loans receivable, net of allowance for loan losses of $1,860,000 at December 31, 2008 and $1,665,000 at December 31, 2007	151,101,169	124,669,790
Premises and equipment, net	1,000,967	1,097,927
Accrued interest receivable	639,538	742,766
Deferred income taxes	667,993	551,882
Other assets	642,280	388,630
Total Assets	$166,569,074	$148,810,583

LIABILITIES

Non-interest bearing deposits	$23,598,842	$19,245,887
Interest bearing deposits	121,642,218	104,161,959
Total deposits	145,241,060	123,407,846

Securities sold under agreements to repurchase	—	4,305,936
Accrued interest payable	265,105	201,253
Other liabilities	752,352	839,187
Total Liabilities	146,258,517	128,754,222

STOCKHOLDERS’ EQUITY
Common stock - $.01 par value; authorized 4,000,000 shares. Issued and outstanding: 1,820,548 shares at December 31, 2008 and at December 31, 2007	18,205	18,205
Additional paid-in capital	17,852,931	17,852,931
Retained earnings	2,392,882	2,097,967
Accumulated other comprehensive income:
Net unrealized gain on securities available-for-sale	46,539	87,258
Total Stockholders’ Equity	20,310,557	20,056,361
Total Liabilities and Stockholders’ Equity	$166,569,074	$148,810,583

The accompanying notes are an integral part of these consolidated financial statements.

CommerceFirst Bancorp, Inc. and Subsidiary

Consolidated Statements of Operations

For the Years Ended December 31, 2008 and 2007

	December 31,	December 31,
	2008	2007
Interest income:
Interest and fees on loans	$10,129,748	$9,618,831
U.S. Treasury securities	316,944	434,685
Investment in stocks	25,093	25,153
Interest bearing deposits	7,960	—
Federal funds sold	171,009	682,783
Total interest income	10,650,754	10,761,452
Interest expense:
Deposits	5,053,614	4,775,274
Repurchase agreements	29,852	91,605
Total interest expense	5,083,466	4,866,879

Net interest income	5,567,288	5,894,573

Provision for loan losses	647,105	45,383
Net interest income after provision for loan losses	4,920,183	5,849,190

Non-interest income:
Gain on sale of SBA loans	241,220	344,421
Gain on sale of securities	40,431	—
Service charges and other income	287,417	276,433
Total non-interest income	569,068	620,854

Non-interest expenses:
Compensation and benefits	2,865,510	2,646,492
Legal and professional	298,167	221,479
Rent and occupancy	536,940	500,911
Marketing and business development	121,660	107,617
Core processing conversion	—	117,227
Insurance	43,267	42,433
Data processing	132,206	112,287
Support services	179,586	132,546
Communications	112,437	106,260
Office supplies	59,625	101,406
Depreciation and amortization	294,009	233,681
Other	384,532	365,386
Total non-interest expenses	5,027,939	4,687,725
Income before income taxes	461,312	1,782,319
Income tax expense	166,397	694,505
Net income	$294,915	$1,087,814
Basic earnings per share	$0.16	$0.60
Diluted earnings per share	$0.16	$0.59

The accompanying notes are an integral part of these consolidated financial statements.

CommerceFirst Bancorp, Inc. and Subsidiary

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2008 and 2007

	December 31,	December 31,
	2008	2007
Net income	$294,915	$1,087,814

Reclassification adjustment for gain included in net income, net of tax	(28,679)	—

Change in unrealized gains and (losses) on securities available-for-sale, net of tax	(12,040)	111,912

Other comprehensive income (loss)	(40,719)	111,912

Total comprehensive income	$254,196	$1,199,726

The accompanying notes are an integral part of these consolidated financial statements.

CommerceFirst Bancorp, Inc. and Subsidiary

Consolidated Statements of Stockholders’ Equity

For the Years Ended December 31, 2008 and 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total

Balance December 31, 2006	$18,036	$17,683,450	$1,010,153	$(24,654)	$18,686,985

Net income in 2007			1,087,814		1,087,814

Net change in unrealized gains and (losses) on securities available-for-sale				111,912	111,912

Proceeds from warrant exercises	169	169,481			169,650

Balance December 31, 2007	18,205	17,852,931	2,097,967	87,258	20,056,361

Net income in 2008			294,915		294,915

Net change in unrealized gains and (losses) on securities available-for-sale				(40,719)	(40,719)

Balance December 31, 2008	$18,205	$17,852,931	$2,392,882	$46,539	$20,310,557

The accompanying notes are an integral part of these consolidated financial statements.

CommerceFirst Bancorp, Inc. and Subsidiary

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2008 and 2007

	December 31,	December 31,
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$294,915	$1,087,814
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	294,009	233,681
Gain on sale of investment security	(40,431)	—
Gain on sales of SBA loans	(241,220)	(344,421)
Provision for loan losses	647,105	45,383
Provision for losses on unfunded commitments	6,000	6,000
Deferred income taxes	(91,524)	(70,463)
Change in assets and liabilities:
Decrease (increase) in accrued interest receivable	103,228	(88,722)
(Increase) decrease in other assets	(253,650)	184,011
Increase in accrued interest payable	63,852	25,414
(Decrease) increase in other liabilities	(92,835)	210,096
Other	17,680	21,776
Net cash provided by operating activities	707,129	1,310,569

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in securities – available for sale	—	(2,997,188)
Maturities of investment securities	3,000,000	5,000,000
Proceeds from sale of investment security	3,039,375	—
Proceeds from sales of SBA loans	4,129,121	4,191,702
Increase in loans, net	(30,966,385)	(33,481,667)
Purchase of premises and equipment	(197,049)	(753,584)
Net cash used by investing activities	(20,994,938)	(28,040,737)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in non-interest bearing deposits, net	4,352,955	231,275
Net increase in other deposits	17,480,259	10,971,831
Net decrease in securities sold under agreements to repurchase	(4,305,936)	(5,273,180)
Exercise of warrants to purchase common stock	—	169,650
Net cash provided by financing activities	17,527,278	6,099,576

Net decrease in cash and cash equivalents	(2,760,531)	(20,630,592)
Cash and cash equivalents at beginning of period	11,724,888	32,355,480
Cash and cash equivalents at end of period	$8,964,357	$11,724,888

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$5,019,614	$4,841,465
Total (decrease) increase in unrealized gains (losses) on available for sale securities	$(65,306)	$179,514

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

Use of Estimates

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. See below for a discussion of the determination of that estimate.

Investment Securities

Available-for-sale securities consist of bonds and notes not classified as trading securities or as held-to-maturity securities. These securities are reported at their fair value with the unrealized holding gains and losses, net of tax, reported as a net amount in a separate component of stockholders’ equity until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity. The Company has no trading securities as of December 31, 2008 and 2007.

Securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. A charge to operations would occur if the fair value of the securities declines below cost and the Company’s intention or ability to hold the securities to maturity changes.  The Company has no investment securities classified as held to maturity as of December 31, 2008 and 2007.

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

The accrual of interest on loans is discontinued when, in management’s opinion, the full collection of principal or interest is in doubt or a scheduled loan payment has become over ninety days past due. Interest received on non-accrual loans is applied against the loan principal amount.

The Company determines and recognizes impairment of loans in accordance with the provisions of Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan as amended by Statement 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures. A loan is determined to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is not considered impaired during the period of delay in payment if the Company expects to collect all amounts due, including past-due interest. An impaired loan is measured at the present value of its expected future cash flows discounted at the loan’s effective interest rate or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. Statement No. 114 is generally applicable to all loans except large groups of smaller balance homogeneous loans that are evaluated collectively for impairment unless such loans are subject to a restructuring agreement. Interest payments received are applied to the loan principal balance unless the collection of all amounts due, both principal and interest, on the loan is considered probable, in which case the interest payments would be recognized as interest income.

The allowance for loan losses is increased by charges to expense and decreased by charge-offs (net of recoveries).  Management’s periodic determination and evaluation of the adequacy of the allowance assesses various factors including inherent losses in all significant loans; known deterioration in concentrations of credit, certain classes of loans or collateral; historical loss experiences; results of independent reviews of loan quality and the allowance for loan losses; trends in portfolio quality, maturity and composition; volumes and trends in delinquencies and non-accrual loans, risk management policies and practices; lending policies and procedures; economic conditions and downturns in specific local industries; loss history; and the experience and quality of lending management and staff.  Estimated losses in the portfolio are determined by applying loss ratios to loan categories, other than impaired loans and loans considered substandard or doubtful, which are evaluated separately to determine loss estimates.

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

Other Real Estate Owned (OREO)

OREO is comprised of real estate properties acquired in partial or total satisfaction of problem loans. The properties are recorded at the lower of cost or fair value (appraised value) at the date acquired. Losses occurring at the time of acquisition of such properties are charged against the allowance for loan losses. Subsequent write-downs that may be required and expenses of operation for the properties are included in non-interest expenses. Gains and losses realized from the sale of OREO are included in other income or expenses. There is no OREO at December 31, 2008 and no financing of OREO during 2008 or 2007.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  The Company and its Significant Accounting Policies (continued)

Long-Lived Assets

The carrying value of long-lived assets and identifiable intangibles is reviewed by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable as prescribed in SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Asset. At December 31, 2008 and 2007, certain loans existed which management considered impaired (see Note 3).

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  The Company and its Significant Accounting Policies (continued)

Earnings Per Share

Basic EPS is computed based upon income available to common shareholders and the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that would share in the earnings of the Company, using the treasury stock method, unless they are anti-dilutive. The Company uses the average market price of the common shares during the year in the determination of the amount of common stock equivalents arising from the warrants and options issued.

The weighted average number of common shares and dilutive securities (comprised of warrants and options) and resultant per share computations are as follows:

	2008	2007
Weighted average shares outstanding	1,820,548	1,816,504
Common stock equivalents	—	31,691
Average common shares and equivalents	1,820,548	1,848,195
Net income	$294,915	$1,087,814
Basic earnings per share	$0.16	$0.60
Diluted earnings per share	$0.16	$0.59

The warrants and options were excluded from the calculation of diluted income per share in 2008 because they are anti-dilutive.

Stock Options

On January 1, 2006, the Company adopted SFAS No. 123R, Share-Based Payments, for accounting and reporting for stock-based compensation plans.  SFAS No. 123R defines a fair value at grant date based method of accounting for measuring compensation expense for stock-based plans to be recognized in the statement of operations.  The Company did not record any compensation expense under SFAS No. 123R during 2008 or 2007 as no new options were granted during the periods and all options under the existing plans were previously fully vested.

Fair Value

In September 2006, the FASB issued Statement No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. These inputs are summarized in the three broad levels listed below:

☐            Level 1 – Quoted prices in active markets for identical securities

☐   Level 2 – Other significant observable inputs (including quoted prices in active markets for similar securities)

☐   Level 3 – Significant unobservable inputs (including the Company’s  own assumptions in determining the fair value of investments)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  The Company and its Significant Accounting Policies (continued)

Fair Value (continued)

The Company’s bond holdings in the investment securities are the only asset or liability subject to fair value measurement on a recurring basis. These assets are valued under Level 1 inputs. Impaired loans are valued as to $3,650,723 under Level 2 inputs with the remainder impaired loan amounts of $2,168,416 ($1,327,987 after specific reserves) valued under Level 3inputs.

Reclassification

Certain prior years’ amounts have been reclassified to conform to the current year’s method of presentation.

Note 2. Investment Securities

All investment securities are classified as available-for-sale securities and are summarized as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2008:
U.S. Treasury (due within one year)	$3,008,916	$76,854	$—	$3,085,770

December 31, 2007:
U.S. Treasury (due within one year)	$3,004,529	$34,171	$—	$3,038,700
U.S. Treasury (due over one to three years)	6,021,011	107,989	—	6,129,000
	$9,025,540	$142,160	$—	$9,167,700

In June 2008, a U.S. Treasury Note in the face amount of $3,000,000 and a carrying value (amortized cost) of $2,998,944 was sold for $3,039,375 resulting in a gain on the sale of $40,431. There were no such sales during 2007.

Restricted securities are comprised of common stock in the following entities at cost:

	December 31,
	2008	2007
Federal Reserve Bank of Richmond	$405,000	$405,000

Atlantic Central Bankers Bank	37,000	37,000

Maryland Financial Bank	25,000	25,000
	$467,000	$467,000

Note 3. Loans

The Bank grants commercial loans to customers primarily in Anne Arundel County, Prince Georges County, Howard County and surrounding areas of central Maryland. The principal categories of the loan portfolio are as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3. Loans (continued)

	December 31, 2008		December 31, 2007
		Percentage		Percentage
	Balance	of Loans	Balance	of Loans
Commercial & industrial loans	$58,782,633	38.4%	$53,437,061	42.3%
Real estate loans secured by:
Residential real estate	19,006,592	12.4%	12,100,261	9.6%
Commercial real estate	75,200,348	49.2%	60,833,133	48.1%
Total real estate loans	94,206,940	61.6%	72,933,394	57.7%
	152,989,573	100.0%	126,370,455	100.0%
Unearned loan fees, net	(28,404)		(35,665)
Allowance for loan losses	(1,860,000)		(1,665,000)
	$151,101,169		$124,669,790

Loans secured by residential real estate are loans to investors for commercial purposes. The Bank does not lend funds to consumers.

The allowance for loan losses activity for the years ended December 31, 2008 and 2007 is as follows:

	2008	2007
Balance at beginning of period	$1,665,000	$1,613,693
Provision for loan losses	647,105	45,383

Commercial loans charged off	(497,510)	(72,345)
Commercial loans recovery	45,405	78,269
Net recovery (charge off)	(452,105)	5,924
Balance at end of period	$1,860,000	$1,665,000

Certain officers and directors (and companies in which they have a 10% or more beneficial ownership) have loans with the Bank. These loans are made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with unrelated borrowers.  They do not involve more than normal risk of collectability or present other unfavorable terms. The activity of these loans during 2008 and 2007 is as follows:

	2008	2007
Total loans at beginning of year	$4,621,497	$5,837,347
New loans and funding during the year	41,692	1,466,787
Repayments during the year	(1,059,480)	(2,682,637)
Total loans at end of year	$3,603,709	$4,621,497

Loans on which the accrual of interest has been discontinued amounted to $5,819,139 and $1,124,951 at December 31, 2008 and 2007, respectively.  Interest that would have been accrued under the terms of these loans totaled $339,704 and $77,591 for the years ended December 31, 2008 and 2007, respectively.  The Bank has no commitments to loan additional funds to the borrowers of impaired or non-accrual loans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3. Loans (continued)

Non-accrual loan activity is summarized as follows since December 31, 2007:

LOAN AMOUNT

Balance at December 31, 2007	$1,124,951
New loans placed on non-accrual	5,046,399
Less:
Payments on loans applied to principal	116,446
Charge offs	235,765
Balance at December 31, 2008	$5,819,139

Included in the amount of non-accrual loans at December 31, 2008 are loans to three borrowers totaling $3,650,723 which are well secured by real estate and one real estate loan in the amount of $787,535 for which a valuation allowance of $58,278 has been established.

Information regarding loans classified as impaired follows:

	2008	2007
Loans classified as impaired with specific reserves	$1,892,056	$1,365,713
Loans classified as impaired with no specific reserves	$3,927,083	—
Allowance for loan losses on impaired loans	840,429	693,321
Average balance of impaired loans during year	2,141,744	740,000

The classified loans with specific reserves at December 31, 2008 include a non-accrual loan in the amount of $483,014 ($583,014 at December 31, 2007) which is the remaining balance of a relationship totaling $958 thousand classified and placed in non-accrual status prior to 2007. This loan is secured by an assignment of life insurance proceeds.  The specific reserve allocated to this loan is $325,514. Also included is a loan secured by commercial real estate in the amount of $787,535 for which a specific reserve of $58,278 has been established. Two loans to one borrower totaling $263,606 have specific reserves established at the loan amounts. The remaining balance of classified loans for which specific reserves at December 31, 2008 have been established is comprised of seven loans to five borrowers in various stages of collection.

The classified loans for which no specific reserve has been established include three loans well secured by commercial real estate in the amount of $3,650,723. The remaining balance of classified loans for which no specific reserves have been established at December 31, 2008 is comprised of four loans in various stages of collection.

The Bank has restructured the scheduled payment amounts from the original notes on two loans totaling less than $300,000 at December 31, 2008 (none at December 31, 2007). The loans are included above and have specific reserves established for the amount of the loans.

At December 31, 2008 and 2007, the balance of commercial and real estate loans serviced by the Company for others under loan participation agreements was $22,676,966 and $21,538,205, respectively.  The related servicing rights are not material and are included in other assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4. Premises and Equipment

Property, equipment and leasehold improvements are as follows at December 31:

	Useful
	Lives	2008	2007
Equipment	3-10 years	$686,198	$504,455
Furniture and fixtures	3-5 years	240,026	226,670
Leasehold improvements	4-10 years	756,292	756,292
Software	3 years	27,165	25,215
		1,709,681	1,512,632
Accumulated depreciation and amortization		708,714	414,705
Net		$1,000,967	$1,097,927

Note 5. Deposits

Interest bearing deposits are summarized below as of December 31:

	2008	2007

NOW accounts	$1,247,466	$2,440,058
Money Market accounts	13,049,169	16,267,872
Savings accounts	147,096	35,873
Certificates of deposit accounts:
Less than $100,000	37,538,787	11,382,566
$100,000 or more	69,659,700	74,035,590
	$121,642,218	$104,161,959

The time deposit accounts mature and/or re-price as follows: within one year $84,587,073; one through three years- $21,628,578; three years and beyond- $982,836.

Interest expense on interest bearing deposits is as follows:

	2008	2007

NOW accounts	$2,938	$32,047
Money Market accounts	321,781	715,438
Savings accounts	162	1,399
Certificates of deposit, $100,000 or more	3,671,349	3,539,967
Other certificates of deposit	1,057,384	486,423
	$5,053,614	$4,775,274

Deposit and repurchase agreement balances of executive officers and directors and their affiliated interests totaled approximately $15,981,000 and $19,006,000 at December 31, 2008 and 2007, respectively.

Included in certificates of deposits are $50,099,276 and $22,543,783 of brokered certificates with weighted average interest rates of 3.87% and 5.57% at December 31, 2008 and 2007, respectively.  Included in the brokered deposits at December 31, 2008 is $15,963,651 of certificates of deposits received in exchange for the placement of the Bank’s customers’ deposit funds in the same amounts with other financial institutions under the Certificate of Deposit Account Registry Service (CDARS) program.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6. Short-term borrowings

The Bank entered into sales of securities under agreements to repurchase the same securities with commercial customers, which mature the next business day.  The amortized cost of these pledged securities at December 31, 2007 was $6,027,301.  The fair value of these securities at December 31, 2007 was $6,122,100. The Bank discontinued this program in December 2008. Information concerning securities sold under agreements to repurchase at and during the year ended December 31, 2008 and 2007 is summarized as follows:

	2008	2007
Total outstanding at year-end	$—	$4,305,936
Average balance during the year	$2,650,978	$3,494,779
Average interest rate during the year	1.12%	2.62%

The Bank has received approval of unsecured credit facilities for short-term liquidity needs from financial   institutions of $8,500,000 at December 31, 2008 and 2007. There were no borrowings outstanding under these credit arrangements at December 31, 2008 and 2007.

Note 7. Income Taxes

The income tax expense consists of the following for the years ended December 31, 2008 and 2007:

	2008	2007
Current:
Federal	$217,239	$642,299
State	40,682	122,669
	257,921	764,968
Deferred:
Federal	(56,749)	(19,073)
State	(34,775)	(51,390)
	(91,524)	(70,463)
	$166,397	$694,505

The reasons for the differences between the statutory federal income tax rates are summarized as follows:

	2008	2007
Federal tax at statutory rates	$156,846	$605,988
State income taxes net of federal tax benefit	18,073	68,374
Other	(8,522)	20,143
	$166,397	$694,505

The deferred income tax account is comprised of the following at December 31, 2008 and 2007:

	2008	2007
Deferred tax assets:
Allowance for loan losses	$647,795	$639,103
Deferred compensation accrual	95,496	39,469
Other	18,934	16,221
	762,225	694,793
Deferred tax liabilities:
Accumulated depreciation	63,917	88,009
Unrealized gain on securities, net	30,315	54,902
	94,232	142,911
Net deferred tax assets	$667,993	$551,882

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Outstanding loan commitments, un-advanced loan funds and standby letters of credit are approximately as follows:

2008
Loan commitments:
Commercial	$1,613,000
Commercial real estate	3,480,000
$5,093,000

Un-advanced loan funds:
Commercial	$28,576,000
Commercial real estate	9,253,000
$37,829,000

Standby letters of credit	$1,573,000

At December 31, 2007, loan commitments, un-advanced loan funds and standby letters of credit totaled $16,857,000, $41,500,000 and $1,970,000, respectively.

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

The Bank’s exposure to credit loss in the event of nonperformance by the customer is the contractual amount of the commitment.  Loan commitments and standby letters of credit are made on the same terms, including collateral, as outstanding loans.  As of December 31, 2008 and 2007 the Bank has accrued $48,000 and $42,000, respectively, for unfunded commitments related to these financial instruments with off balance sheet risk, which is included in other liabilities

The Bank has entered into leases for its branches and office space, most of which contain renewal options and expense sharing provisions. The minimum net non-cancelable future rental commitments at December 31, 2008 are as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8. Commitments and Contingencies (continued)

Year Ending
December 31,
2009	$408,781
2010	266,227
2011	191,943
2012	106,438
2013	105,283
2014	97,464
Beyond	104,831

The related net rent expense was $454,233 and $429,740 in 2008 and 2007, respectively.

Note 9.  Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company will be subject to the capital guidelines when its assets exceed $500 million, it engages in certain highly leveraged activities or it has publicly issued debt. The Company’s and the Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. The Company and the Bank must maintain minimum capital and other requirements of regulatory authorities when declaring and paying dividends. The Company and the Bank are in compliance with such capital requirements. Banking regulations limit the amount of dividends that may be paid to the Company without prior approval of the Bank’s regulatory agencies.  Regulatory approval is required to pay dividends that exceed the Bank’s net profits for the current year plus its retained net profits for the preceding two years.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulation) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2008, that the Company and the Bank meet capital adequacy requirements to which they are subject. As of December 31, 2008, the most recent notification from the regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must meet minimum total risk-based, Tier I risk-based and Tier I leverage ratios. There are no conditions or events since that notification that management believes have changed the Company’s and the Bank’s category.

Actual capital amounts and ratios are presented in the table below:

	Actual		For Capital Adequacy Purposes			To be “Well Capitalized For Purposes of Prompt Corrective Action
December 31, 2008	Amount	Ratio	Amount		Ratio	Amount		Ratio
Total Capital (to risk weighted assets):
Company	$22,195,139	14.1%	$12,555,275	>	8.0%	N/A
Bank	18,590,109	11.9%	12,555,149	>	8.0%	$15,693,936	>	10.0%
Tier I Capital (to risk weighted assets):
Company	20,264,018	12.9%	6,277,637	>	4.0%	N/A
Bank	16,682,109	10.6%	6,277,574	>	4.0%	9,416,362	>	6.0%
Tier I Capital (to average assets):
Company	20,264,018	12.2%	6,622,065	>	4.0%	N/A
Bank	16,682,109	10.1%	6,618,837	>	4.0%	8,273,547	>	5.0%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9.  Regulatory Matters (continued)

	Actual		For Capital Adequacy Purposes			To be “Well Capitalized For Purposes of Prompt Corrective Action
December 31, 2007	Amount	Ratio	Amount		Ratio	Amount		Ratio
Total Capital (to risk weighted assets):
Company	$21,619,110	16.5%	$7,619,946	>	8.0%	N/A
Bank	17,923,724	13.7%	10,491,488	>	8.0%	$13,114,360	>	10.0%
Tier I Capital (to risk weighted assets):
Company	19,969,103	15.2%	5,245,948	>	4.0%	N/A
Bank	16,273,717	12.4%	5,245,744	>	4.0%	7,868,616	>	6.0%
Tier I Capital (to average assets):
Company	19,969,103	13.9%	5,741,363	>	4.0%	N/A
Bank	16,273,717	11.3%	5,741,162	>	4.0%	7,176,452	>	5.0%

Note 10. Warrant and Option Plans

At December 31, 2008 there were 106,372 fully vested warrants outstanding. During 2007, 16,965 warrants were exercised at $10 per share. No warrants were exercised during 2008. The exercise price of each warrant is $10 per share and must be exercised, unless earlier called by the Company, not later than 10 years from August 18, 2000.  Generally, vested warrants also expire 90 days following the date that the warrant holder ceases to be a director of the Bank.  Warrants may be called by the Company in the event that a merger, sale, acquisition, share exchange or other similar extraordinary event is approved by the Board of Directors of the Company.  Upon call by the Company, warrant holders have 90 days in which to exercise their warrants.  If they are not exercised, the Company will pay the warrant holder the difference between the exercise price of the warrant and the fair market value of the stock of the Company at the time of the closing of the transaction.  In the event that an applicable Federal or state regulatory authority determine that the Bank’s capital fails to meet minimum capital requirements, such regulatory authority may direct the Company to call all outstanding warrants.  Any warrants not exercised will be thereafter forfeited.

The Board of Directors of the Company also adopted a stock option plan as a performance incentive for three of the Bank’s officers and key employees.  The employment contracts obligated the Company to issue 20,000 non-transferable stock options at an exercise price of $10 per share.  At December 31, 2008 all stock options had been issued by the Company and were fully vested, of which no options had been exercised.

Note 11. Employee Benefit Plans

The Bank has employee benefit programs that include health and dental insurance, life and long-term and short-term disability insurance and a 401(k) retirement plan.  Under the 401(k) plan, the Bank made a 50% match of eligible employee contributions up to 6% of base salary in 2008 and 2007. The Bank’s contributions to the plan included in compensation and benefits, totaled $43,460 and $43,776 for the years ended December 31, 2008 and 2007, respectively.

Note 12. Related Party Transactions

The Bank paid $148,085 and $208,380 during the years ended December 31, 2008 and 2007 respectively, for various group insurance benefits for which a Director will ultimately receive compensation. The Bank paid $58,841 and $43,913 during the years ended December 31, 2008 and 2007 respectively, to a computer services firm of which a Director is also a principal.  Expenditures included computer hardware, software, installation, training, compliance and real-time support.

Expenditures totaling less than $25,000 were paid to several entities in which directors were principals during 2008 and 2007.

All of the above transactions have been consummated on terms equivalent to those that prevail in arms length transactions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13.  Fair Values of Financial Instruments

The estimated fair values of the Company’s financial instruments at December 31, 2008 and 2007 are summarized below. The fair values of a significant portion of these financial instruments are estimates derived using present value techniques and may not be indicative of the net realizable or liquidation values. Also, the calculation of estimated fair values is based on market conditions at a specific point in time and may not reflect current or future fair values.

	December 31, 2008		December 31, 2007
(In thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and due from banks	$3,291	$3,291	$3,002	$3,002
Federal funds sold	5,674	5,674	8,723	8,723
Investment securities	3,086	3,086	9,168	9,168
Investments in restricted stock	467	467	467	467
Loans, net	151,101	158,169	124,670	130,277
Accrued interest receivable	640	640	743	743

Financial liabilities:
Non-interest bearing deposits	$23,599	$23,599	$19,246	$19,246
Interest bearing deposits	121,642	124,499	104,162	106,580
Securities sold under agreements to repurchase	—	—	4,306	4,306
Accrued interest payable	265	265	201	201

Off-balance sheet commitments	—	—	—	—

Fair values are based on quoted market prices for similar instruments or estimated using discounted cash flows. The discounts used are estimated using comparable market rates for similar types of instruments adjusted to be commensurate with the credit risk, overhead costs and optionality of such instruments.

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

Note 14. Recently Issued Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115 which is effective as of the beginning of the first fiscal year that begins after November 15, 2007. Management has not elected to adopt this SFAS but will continue to evaluate the impact of adopting this Statement on the Company’s financial statements for future periods.

In December 2007, the FASB issued SFAS 141, Revised 2007 (SFAS 141R), Business Combinations.  SFAS 141R’s objective is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects.  SFAS 141R applies to business combinations for which the acquisition date is on or after December 31, 2008.  The Company does not expect the implementation of SFAS 141R to have a material impact on its consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14. Recently Issued Accounting Pronouncements (continued)

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

On January 1, 2008, the Company adopted Emerging Issue Task Force Issue (“EITF”) No. 06-04, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Agreements, which established recognition of a liability and related compensation costs for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. The adoption of this EITF did not have an impact on the Company’s consolidated financial statements.

On January 12, 2009, the FASB issued FASB Staff Position EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20 (FSP). FASB FSP 99-20-1 amends the impairment guidance in FASB EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests that Continue to be held by a Transferor in Securitized Financial Assets. The intent of the FSP is to reduce complexity and achieve more consistent determinations as to whether other-than-temporary impairments of available for sale or held to maturity debt securities have occurred. The FSP is effective for interim and annual reporting periods ending after December 15, 2008. The adoption of this FSP did not have an impact on the Company’s consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an Amendment of FASB Statement No. 133.” This Statement amends and expands the disclosure requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The Statement requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company does not expect that the adoption of this Statement will have a material impact on the Company’s consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Principles.” This statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (“GAAP”) in the United States. The Statement is directed to entities rather than auditors because entities are responsible for the selection of accounting principles for financial statements that are presented in conformity with GAAP. This Statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” The Company does not expect that the adoption of this Statement will have a material impact on its consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15. Parent Company Financial Information

Information as to the financial position of CommerceFirst Bancorp, Inc. as of December 31, 2008 and 2007 and results of operations and cash flows for the years then ended follows:

	December 31,	December 31,
Statements of Financial Condition	2008	2007
Assets
Cash in CommerceFirst Bank	$3,615,334	$3,700,274
Investment in subsidiary	16,728,648	16,360,975
Other assets	1,575	5,112
	$20,345,557	$20,066,361
Liabilities and Stockholders’ Equity
Accrued expenses	$35,000	$10,000
Stockholders’ equity	20,310,557	20,056,361
	$20,345,557	$20,066,361

Statements of Operations	Year ended December 31, 2008	Year ended December 31, 2007
Interest income from deposit in CommerceFirst Bank	$1,575	$—
Administrative expenses	173,510	123,003
Loss before equity in undistributed net income of bank subsidiary and income tax benefit	(171,935)	(123,003)
Income tax benefit	58,458	41,821
Loss before equity in undistributed net income of bank subsidiary	(113,477)	(81,182)
Equity in undistributed net income of bank subsidiary	408,392	1,168,996
Net income	$294,915	$1,087,814

Statements of Cash Flows	Year ended December 31, 2008	Year ended December 31, 2007
Cash flows from operating activities:
Net income	$294,915	$1,087,814
Equity in undistributed earnings of bank subsidiary	(408,392)	(1,168,996)
Decrease (increase) in other assets	3,537	(5,112)
Increase in payables	25,000	10,000
Net cash used in operating activities	(84,940)	(76,294)

Cash flows from financing activities:
Proceeds from warrant exercises	—	169,650
Net cash provided by financing activities	—	169,650

Increase (decrease) in cash and cash equivalents	(84,940)	93,356
Cash and cash equivalents at beginning of period	3,700,274	3,606,918
Cash and cash equivalents at end of period	$3,615,334	$3,700,274

Directors & Officers

of

CommerceFirst Bancorp, Inc. and CommerceFirst Bank

Milton D. Jernigan II, Esquire*

Chairman of the Board

Managing Partner

McNamee, Hosea, Jernigan, Kim, Greenan & Walker, P.A.

Richard J. Morgan*
President & Chief Executive Officer

Wilfred T. Azar, III
President, Empire Management Services

William F. Chesley
President, W. F. Chesley Real Estate, Inc.

Charles F. Delavan, Esquire
Principal, Blumenthal, Delavan & Williams,
P.A.

Edward B. Howlin, Jr.*
President, Howlin Realty Management, Inc.

Charles L. Hurtt, Jr., CPA*
President, Charles L. Hurtt, Jr., PA

Milton D. Jernigan, Sr.
Private Investor and Retired Former Founder,
Chairman and President, AAA Rentals, Inc.
and AAA Tools, Inc.

Nicholas J. Marino
President, Marino Transportation Services,
LLC

Michael J. Miller
Vice President, Concrete General, Inc. & Tri
M Leasing Corp

Robert R. Mitchell*
Private Investor and Former President,
Mitchell Business Equipment, Inc.

John A. Richardson, Sr.*
President, Crofton Bowling Center, Former
President, Branch Electric Supply Co., Inc.

Don E. Riddle, Jr.
Chairman & Chief Executive Officer,
Homestead Gardens, Inc.

Stephen C. Samaras
Owner, Zymotic, Inc. (Zachary’s Jewelers)

George C. Shenk, Jr.*
President, Whitmore Group, Inc.

Lamont Thomas*
Former Executive Vice President & Chief
Operating Officer, CommerceFirst Bancorp,
Inc.

Dale R. Watson
President, Alpha Engineering Associates, Inc.

Jerome A. Watts*
Private Investor and Former Owner, Plan
Management

J. Scott Wimbrow
Senior Vice President, MacKenzie Commercial
Real Estate Services LLC

*Director of CommerceFirst Bancorp, Inc.

Officers of

CommerceFirst Bank

Michael T. Storm
Executive Vice President &
Chief Operating Officer and
Chief Financial Officer

Thomas L. Bolander
Senior Vice President

W. Craig Engelhaupt
Senior Vice President

Candace M. Springmann
Vice President & Corporate
Secretary

Melonee Fleming, CCE
Vice President

Susan M. Liebenthal
Assistant Vice President

Meghan T. Stumpf
Assistant Vice President

James R. Baldwin
Senior Vice President

Penny L. Cantwell
Senior Vice President

George Kapusta
Senior Vice President

Jean J. Barnes
Vice President

David Steinhoff
Vice President

Irma Russell
Assistant Vice President

Robert W. Smith IV
Loan Officer

Locations of

CommerceFirst Bank

Annapolis
1804 West Street, Suite 200
Annapolis MD 21401

BWI
910 Cromwell Park Drive
Glen Burnie MD 21061

Severna Park
485 Ritchie Highway
Severna Park, MD 21146

Lanham
4451 Parliament Place
Lanham MD 20706

Old Dobbin Lane
6230 Old Dobbin Lane
Columbia MD 21045

The Company will provide, without charge, to any shareholder of record or any beneficial owner of Common Stock, a copy of its 2008 Annual Report on Form 10-K filed with the Securities and Exchange Commission, upon the written request. Requests should be directed to Candace M. Springmann, Corporate Secretary, at the Company’s executive offices at 1804 West Street, Suite 200, Annapolis MD 21401.