Form 10-K, Exhibit 13
period 2009-12-31
COMMERCEFIRST BANCORP INC
filed 2010-03-05
CIK 1098813

Exhibit 13
Annual Report to Shareholders for the Year Ended December 31, 2009

CommerceFirst® BANCORP

Raising Banking to the Power of Business®

Annual Report

2009

1804 West Street
Annapolis, MD 21401
www.commerce1st.com

April 5, 2010
To our Fellow Shareholders:
As you may have expected, the adverse economic environment of 2009 experienced by our economy as a whole continued to challenge the Company and the Bank throughout the year. We consistently monitored the quality of our Bank’s loan portfolio and we significantly increased its loss reserves in recognition of the effect the economic conditions had on our customers. Nevertheless, we are pleased to report that we were able to increase our earnings as the result of asset growth and the reduction of the cost of deposits due to the re-pricing of those deposits at lower market interest rate levels.
Most gratifyingly, we were able to win new business customers during the year as we were one of the few banks in our market areas seeking new business. This effort resulted in a 21.2% increase in net loans and 20.3% increase in total assets during the year. The Bank continues to experience strong loan demand for commercial loans and commercial real estate loans. Key measurements and events for the year ended December 31, 2009 include the following:
•	Total assets as of December 31, 2009 increased by 20.3% to $200 million as compared to $167 million as of December 31, 2008.
•	Net loans outstanding increased by $32 million, or 21.2% to $183 million as of December 31, 2009 from $151 million as of December 31, 2008.
•	Deposits as of December 31, 2009 were $179 million, an increase of $33 million or 23.0% from December 31, 2008.
•	Net interest income, the Bank’s main source of income, increased by $1.7 million or 31.9% during the year ended December 31, 2009 as compared to the same period in 2008.
•	The Company’s net income increased to $678 thousand, or 129.9%, for the year ended December 31, 2009 as compared to net income of $295 thousand for the year ended December 31, 2008.
Our stronger earnings resulted from the increase in earning assets, the management of loan pricing, the decline in the cost of funds and relatively stable operating expenses. Loan loss expense was higher as the result of the current economic environment’s adverse effect on some of our borrowers. We continue to closely monitor our loan portfolio for adverse effects from the weakened economy. At the same time, we continue to search for prudent lending opportunities while managing our growth to stay within well capitalized parameters. We are optimistic that our strong capital base, hands-on management approach to commercial lending, and continued measured growth path, will position us as a strong competitor when the economy gradually recovers.
As always we appreciate your continued support of our bank through your referrals and patronage throughout 2009.
Very truly yours,

Milton D. Jernigan II	Richard J. Morgan
Chairman of the Board	President and CEO

SELECTED CONSOLIDATED FINANCIAL DATA
The following table shows selected historical consolidated financial data for CommerceFirst Bancorp, Inc. You should read it in conjunction with the historical consolidated financial information contained in the Consolidated Financial Statements for the year ended December 31, 2009 included in this Annual Report. Data for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 are derived from the audited Consolidated Financial Statements.

	Year Ended December 31,
(Dollars in thousands, except per share data)	2009	2008	2007	2006	2005
Operation Statement Data:
Net interest income	$7,341	$5,567	$5,895	$5,301	$4,200
Provision for loan losses	$1,616	$647	$45	$225	$360
Noninterest income	$720	$569	$620	$633	$625
Noninterest expense	$5,315	$5,028	$4,688	$3,652	$2,773
Federal and state income tax expense	$(452)	$(166)	$(694)	$(774)	$(658)
Net income	$678	$295	$1,088	$1,283	$1,033

Per share data and shares outstanding:
Net income per share, basic	$0.37	$0.16	$0.60	$0.71	$0.63
Net income per share, diluted	$0.37	$0.16	$0.59	$0.69	$0.62
Book value at period end	$11.50	$11.16	$11.02	$10.36	$9.63
Average common shares outstanding during year	1,820,548	1,820,548	1,816,504	1,803,583	1,647,645
Diluted average common shares outstanding during year	1,820,548	1,820,548	1,848,195	1,846,462	1,672,928
Shares outstanding at period end	1,820,548	1,820,548	1,820,548	1,803,583	1,803,583

Financial Condition data:
Total assets	$200,371	$166,569	$148,811	$141,270	$112,545
Loans receivable (net)	$183,102	$151,101	$124,670	$95,081	$75,367
Allowance for loan losses	$2,380	$1,860	$1,665	$1,614	$1,615
Other interest-earning assets	$8,909	$9,227	$18,358	$40,121	$31,985
Total deposits	$178,645	$145,241	$123,408	$112,205	$88,167
Borrowings	$—	$—	$4,306	$9,579	$6,010
Stockholders’ equity	$20,942	$20,311	$20,056	$18,687	$17,363

Selected performance ratios:
Return on average earning assets	0.51%	0.25%	1.07%	1.23%	1.19%
Return on average equity	4.54%	1.92%	7.47%	7.16%	6.76%
Net interest margin	4.00%	3.59%	4.38%	5.06%	4.86%
Net interest spread	3.32%	2.60%	3.10%	3.83%	4.01%
Efficiency ratio	65.94%	81.94%	72.21%	61.56%	57.47%

Asset quality ratios:
Nonperforming loans to gross loans	1.47%	3.80%	0.89%	0.65%	0.77%
Allowance for loan losses to loans	1.28%	1.22%	1.32%	1.67%	2.10%
Allowance for loan losses to nonperforming loans	.87x	.32x	1.48x	2.57x	2.73x
Nonperforming assets to loans and other real estate	2.76%	3.80%	0.89%	0.65%	0.77%
Net loan charge-offs (recoveries) to average loans	0.65%	0.33%	0.00%	0.26%	(0.15)%

Capital ratios:
Total risk-based capital ratio	12.25%	14.14%	16.48%	19.10%	22.50%
Tier I risk-based capital ratio	10.99%	12.91%	15.23%	17.84%	21.20%
Leverage ratio	10.43%	12.24%	13.91%	15.10%	17.30%
Average equity to average assets	11.03%	12.86%	13.93%	16.63%	17.05%

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
This discussion and analysis provides an overview of the financial condition and results of operations of CommerceFirst Bancorp, Inc. (the “Company”) and CommerceFirst Bank (the “Bank”) for the years 2009 and 2008. It is intended that this discussion and analysis help the readers in their analysis of the accompanying audited Consolidated Financial Statements. You should read this discussion in conjunction with the Consolidated Financial Statements and Notes thereto provided elsewhere in this report.
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
The financial industry experienced significant volatility and stress as economic conditions worsened, unemployment increased and asset values declined during 2009. While the Company did not have direct exposure to the upheaval in the residential mortgage loan market and did not invest in mortgage back securities or the preferred stock of Freddie Mac and Fannie Mae, the slowing economy, declines in housing construction and the related impact on contractors and other small and medium sized businesses, has had an adverse impact on the Company’s business. This impact included increased levels of non-performing assets, loan charge-offs and loan loss provisions. While the Company believes that it has taken adequate reserves for the problem assets in its loan portfolio at December 31, 2009, there can be no assurance that the Company will not be required to take additional charge-offs or make additional provisions for nonperforming loans, or that currently performing loans will continue to perform. Additionally, there can be no assurance that the steps taken to stimulate the economy and stabilize the financial system will prove successful, or that they will improve the financial condition of the Company’s customers or the Company.
Overview
The Company continued a pattern of asset growth during the year ended December 31, 2009. Earning improved as the result of asset growth and the reduction of the cost of deposits due to re-pricing of the deposits to lower current market interest rate levels. The increase in net interest income was partially offset by higher reserves for loan losses reflecting continuing adverse economic conditions. Key measurements and events for the year ended December 31, 2009 include the following:
•	Total assets as of December 31, 2009 increased by 20.3% to $200 million as compared to $167 million as of December 31, 2008.
•	Net loans outstanding increased by $32 million, or 21.2%, to $183 million as of December 31, 2009 from $151 million as of December 31, 2008.

•	Deposits as of December 31, 2009 were $179 million, an increase of $33 million or 23.0% from $146 million at December 31, 2008.
•	The Company’s net income increased to $678 thousand, or 129.9%, for the year ended December 31, 2009 as compared to net income of $295 thousand for the year ended December 31, 2008.
•
Net interest income, the Company’s main source of income, was $7.3 million during the year ended December 31, 2009 compared to $5.6 million for the same period in 2008. This represents an increase of 31.9% for the year December 31, 2009 as compared to 2008.

•	The provision for loan losses increased from $647 thousand in 2008 to $1.6 million in 2009, reflecting increased provisions for loan losses.
A detailed discussion of the factors leading to these changes can be found in the discussion below.
Further asset and loan growth by the Company may be limited by its levels of regulatory capital. Increases in the loan portfolio need to be funded by increases in deposits as the Company has limited amounts of on-balance sheet assets deployable into loans. Growth will depend upon Company earnings and/or the raising of additional capital.
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
Financial Condition
The Company’s assets at December 31, 2009 were $200.4 million, an increase of $33.8 million or 20.3%, from December 31, 2008. The increase is primarily the result in the increase in loans of $32.0 million and the increase in cash and cash equivalents of $1.5 million offset by the decrease in investment securities of $3.1 million. The Company funded the increase in loans through increased deposits and the use of excess liquidity during 2009.

Loan Portfolio
At December 31, 2009, loans totaled $183.1 million as compared to loans of $151.1 million at December 31, 2008. The loan portfolio is comprised of commercial loans and real estate loans. The majority of the increase in loans was in the real estate portfolio which increased $22.9 million, or 24.3%, while commercial loans increased $9.7 million, or 16.5%. During 2009, the Company continued its efforts to originate real estate loans where the Company has tangible collateral securing the loans. Real estate retains a value even in down markets unlike other collateral, such as accounts receivable and business assets, which are more susceptible to significant declines in value. The real estate portfolio is largely composed of loans secured by commercial real estate. The Company has only approximately $3.3 million in acquisition and development loans secured by residential building lots. The Company’s residential loans consist of loans to investors in residential property for rental, and are primarily secured by one to four family properties.
The loan portfolio is the largest component of earning assets and accounts for the greatest portion of total interest income. At December 31, 2009, gross loans were $185.5 million, a 21.3% increase from the $153.0 million in gross loans outstanding at December 31, 2008. Loans consist of internally generated loans and participation loans purchased from other local community banks. Lending activity is confined to the Bank’s market area. The strong growth is attributable to the satisfactory culmination of efforts to attract quality credits; there has been no dilution of credit underwriting standards. The Bank does not engage in foreign lending activities.
The following table sets forth information on the composition of the loan portfolio by type at December 31:

	2009		2008		2007
		Percentage		Percentage		Percentage
(In thousands)	Balance	of Loans	Balance	of Loans	Balance	of Loans
Commercial and industrial loans	$68,476	36.9%	$58,783	38.4%	$53,437	42.3%
Real estate loans secured by:
Residential real estate	22,140	11.9%	19,007	12.4%	**	**
Commercial real estate	94,947	51.2%	75,200	49.2%	72,933	57.7%

Total real estate loans	117,087	63.1%	94,207	61.6%	72,933	57.7%

	185,563	100.0%	152,990	100.0%	126,370	100.0%

Unearned loan fees, net	(81)		(29)		(35)
Allowance for loan losses	(2,380)		(1,860)		(1,665)

	$183,102		$151,101		$124,670

	2006		2005
		Percentage		Percentage
(In thousands)	Balance	of Loans	Balance	of Loans
Commercial and industrial loans	$45,350	46.8%	$38,555	50.0%
Real estate loans secured by:
Residential real estate	**	**	**	**
Commercial real estate	51,461	53.2%	38,516	50.0%

Total real estate loans	51,461	53.2%	38,516	50.0%

	96,811	100.0%	77,071	100.0%

Unearned loan fees, net	(116)		(89)
Allowance for loan losses	(1,614)		(1,615)

	$95,081		$75,367

**	delineation by type of real estate is not available.

The tables below set forth the maturity and re-pricing distributions of the loan receivable portfolio as of December 31, 2009.

	LOAN MATURITIES AS OF DECEMBER 31, 2009
	1 year		After
(In thousands)	or less	1-5 years	5 years	Total
Maturity of Loans Receivable:
Commercial and Industrial loans	$41,619	$12,442	$14,415	$68,476
Real estate loans	23,427	25,297	68,363	117,087

Total loans receivable	$65,046	$37,739	$82,778	$185,563

Fixed interest rates	$9,268	$31,787	$2,868	$43,923
Floating and adjustable interest rates	55,778	5,952	79,910	141,640

Total loans receivable	$65,046	$37,739	$82,778	$185,563

	LOAN RE- PRICING AS OF DECEMBER 31, 2009
	1 year		After
(In thousands)	or less	1-5 years	5 years	Total
Loans with:
Fixed interest rates	$9,268	$31,787	$2,868	$43,923
Floating and adjustable interest rates	66,920	73,483	1,237	141,640

Total loans receivable	$76,188	$105,270	$4,105	$185,563

The allowance for loan losses was $2.4 million, or 1.28% of loans, at December 31, 2009 as compared to $1.9 million, or 1.22% of loans, at December 31, 2008. At December 31, 2009, non-accrual loans totaled $2.7 million as compared to $5.8 million at December 31, 2008. The decrease is primarily attributable to the foreclosure of two real estate loans that were placed on non-accrual status in December 2008 in the amount of $2.5 million. Loans charged off in 2009 totaled $1.1 million as compared to $498 thousand during 2008. Recoveries on charged off loans were $5 thousand during 2009 and $45 thousand during 2008.
Of the balance in the allowance account, “specific” reserves were $0.9 million and “general” reserves were $1.5 million, or 0.8% of loans outstanding. Specific reserves are used to individually allocate an allowance for loans identified as impaired, or which otherwise exhibit adverse characteristics that suggest a heightened risk of non-collection. General reserves are those made with respect to unclassified loans in our portfolio based upon the methodology discussed below in order to maintain the allowance at a level which reflects our best estimate of the losses inherent in the portfolio with respect to such loans. Whether specific or general, amounts in the allowance for credit losses are available to absorb losses with respect to any loan. At December 31, 2008, the allowance for credit losses stood at $1.9 million, or 1.22% of outstanding gross loans. Of this amount, “specific” reserves were $1.06 million and “general” reserves were $0.8 million.
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

At December 31, 2009, the range of the loss ratios used to determine estimated losses by loan category were: commercial loans — 0.78%; SBA loans — 6.5%; and mortgage loans — 0.20% to 1.27%. Additional losses are estimated resulting from additional identified risks factors, such as loans with underwriting exceptions, the level and direction of payment delinquencies and the level of unsecured credit. These additional loss estimates are not allocated to the separate loan categories.
The computed allowance for loan losses is tested through the use of the Bank’s loan risk rating process. Loans are assigned a risk rating at their origination based upon rating criteria consistent with regulatory definitions. The risk ratings are adjusted, as necessary, if loans become delinquent, if significant adverse information is discovered regarding the underlying credit and, in the case of commercial loans and commercial real estate loans, the normal periodic review (usually annually) of the underlying credit indicate that a change in risk rating is appropriate. An estimated “low” and “high” loss percentage is applied to loans in each risk rating. These loss percentages increase as the loan risk rating increases. Estimated losses and reserves for loans rated as substandard, doubtful or loss are derived from the determination of the allowance for loan losses as discussed above as well as estimated losses resulting from risk factors identified beyond individual loan risks, such as economic conditions, underwriting exceptions and loan concentrations. Loss percentages used are generally based upon management’s best estimates considering losses incurred. Estimated “low” and “high” allowance for loan loss amounts are derived by accumulating the estimated losses using the “low” and “high” loss percentages for each risk rating and adding losses based upon separate loan evaluations and identified other risks. The actual allowance for loan losses is compared to this range to ascertain that it is situated within the range. At December 31, 2009, the “low” and “high” allowance determination resulted in a “low” allowance of 1.08% of loans and a “high” allowance of 1.33% of loans. The actual allowance for loan losses was 1.28% of loans.
During 2009, there were no significant changes in estimation methods or assumptions that affected the methodology for assessing the appropriateness of the allowance. In addition, on at least a quarterly basis, the recorded allowance for loan losses (as a percent of loans) is compared to peer group levels to ascertain the reasonableness of the estimate. Management believes that the allowance for loan losses is adequate at December 31, 2009.
The activity in the allowance for credit losses for the years ended December 31 is shown in the following table:

(In thousands)	2009	2008	2007	2006	2005
Allowance for loan losses:
Beginning balance	$1,860	$1,665	$1,614	$1,615	$1,154
Charge-offs- commercial and industrial loans	(963)	(497)	(72)	(226)	(15)
Recoveries- commercial and industrial loans	5	45	78	—	116
Charge-offs- commercial real estate loan	(138)	—	—	—	—

Net recoveries (charge-offs)	(1,096)	(452)	6	(226)	101

Provision for loan losses	1,616	647	45	225	360

Ending balance	$2,380	$1,860	$1,665	$1,614	$1,615

Net recoveries (charge-offs) to average loans	(0.65%)	(0.33%)	0.00%	(0.26)%	0.15%
During 2009 loans to nine borrowers and related entities totaling $1.1 million were determined to be uncollectible and were charged-off. Of this amount $463 thousand represented the uninsured portion of SBA loans. The foreclosure of one commercial real estate loan resulted in a charge-off of $138 thousand in 2009; no real estate losses were incurred in 2008. During 2008 six commercial loans totaling $497 thousand, of which $319 thousand were the uninsured portion of SBA loans, were determined to be uncollectible and charged-off. Recoveries of $5 thousand (on one SBA loan) and $45 thousand (three SBA loans) previously charged-off were realized during 2009 and 2008, respectively.
Loan Quality
In its lending activities, the Bank seeks to develop sound credits with customers who will grow with the Bank. There has not been an effort to rapidly build the portfolio and earnings at the expense of asset quality. At the same time, the extension of credit inevitably carries some risk of non-payment. Loans on which the accrual of interest has been discontinued amounted to $2.7 million and $5.8 million at December 31, 2009 and 2008, respectively. Interest that would have been accrued under the terms of these loans totaled $164 thousand and $340 thousand for the years ended December 31, 2009 and 2008, respectively. The Bank has no commitments to loan additional funds to the borrowers of impaired or non-accrual loans. The accrual of interest on loans is discontinued when a scheduled loan payment has become over ninety days past due.

Non-accrual loan activity is summarized as follows for the years ended December 31:

(In thousands)	2009	2008	2007	2006	2005

Balance at the beginning of the year	$5,819	$1,125	$628	$592	$1,057
New loans placed on non-accrual	2,427	5,046	569	262
Less:
Loan restored to interest earning status	1,266	—	—	—	—
Paid-off: sold in foreclosure	576	—	—	—	—
Other real estate owned additions	2,462	—	—	—	—
Charge offs	1,101	236	72	226	15
Other including payments received	107	116			450

Balance at the end of the year	$2,734	$5,819	$1,125	$628	$592

Information regarding loans classified as impaired follows:

(In thousands)	2009	2008
Loans classified as impaired with specific reserves	$2,519	$1,892
Loans classified as impaired with no specific reserves	215	3,927

Total loans classified as impaired	$2,734	$5,819

Allowance for loan losses on impaired loans	$922	$840
Average balance of impaired loans during year	$4,559	$2,142
The loans classified as impaired with specific reserves at December 31, 2009 include a non-accrual loan in the amount of $483 thousand which loan is secured by an assignment of life insurance proceeds. The specific reserve allocated to this loan is $368 thousand. Two loans outstanding to a borrower and entity controlled by the same borrower totaling $1.5 million have specific reserves established in the total amount of $175 thousand. These two loans are secured by residential real estate and corporate assets. Specific reserves in the amount of $379 thousand have been established for the remaining balance of classified loans with specific reserves consisting of six loans with an aggregate balances of $579 thousand. The above loans are in various stages of collection.
The loans classified as impaired without established specific reserves at December 31, 2009 include a loan in the amount of $122 thousand which is fully guaranteed by the SBA. The remaining balance of such loans is comprised of two loans in various stages of collection.
The Company acquired real property under a foreclosure process concluded in March 2009. The Company recognized a loss of approximately $138 thousand in connection with the foreclosure. The property is a commercial building with an existing tenant for a large part of the premises with a value of approximately $653 thousand. The Company acquired another commercial building by foreclosure in November 2009 with a value of approximately $1.8 million. This property is also leased.
A well secured real estate loan in the carrying amount of $1.3 million at December 31, 2009 was restructured through a forbearance agreement during the first quarter of 2009. The borrower has complied with the requirements under the forbearance agreement including payment requirements and the loan was placed back on an accrual basis in June 2009.
The Bank had no loans past due over ninety days and still accruing interest at December 31, 2009 or December 31, 2008 and no real estate owned at December 31, 2008. No interest was included in net income in respect of impaired loans after they were placed on non-accrual status. The accrual of interest on loans is discontinued when, in management’s opinion, the full collection of principal or interest is in doubt, or a scheduled loan payment has become over ninety days past due.

Management has not identified any other loans which it has serious doubts as to the ability of the borrower to comply with the present repayment terms.
The following table shows amounts of non-performing assets at December 31 for the past five years:

(In thousands)	2009	2008	2007	2006	2005
Nonaccrual loans:
Commercial and Industrial	$2,734	$2,218	$1,125	$628	$592
Real estate — commercial	—	3,601	—	—	—
Accrual loans -past due 90 days and over	—	—	—	—	—

Total non-performing loans	2,734	5,819	1,125	628	592

Other real estate owned	2,462	—	—	—	—

Total non-performing assets	$5,196	$5,819	$1,125	$628	$592

Allowance for loan losses to total non-performing loans	87.1%	32.0%	148.0%	257.0%	272.8%
Non-performing loans to total loans	1.47%	3.80%	0.89%	0.65%	0.77%
Non-performing assets to total assets	2.76%	3.80%	0.89%	0.65%	0.77%
The following table shows the allocation of the allowance for credit losses at the dates indicated. The allocation of portions of the allowance to specific categories of loans is not intended to be indicative of future losses, and does not restrict the use of the allowance to absorb losses in any category of loans.
ALLOWANCE FOR LOAN LOSSES BY CATEGORY

	December 31, 2009		December 31, 2008
		% of Loans in		% of Loans in
	Allocated	each Category to	Allocated	each Category to
	Allowance	Total Loans	Allowance	Total Loans
(In thousands)	Amount	Receivable	Amount	Receivable
Commercial and industrial loans	$1,898	36.7%	$1,538	38.4%
Real estate loans	436	63.3%	317	61.6%
Unallocated to loan type	46	—	5	—

	$2,380	100.0%	$1,860	100.0%

	December 31, 2007		December 31, 2006
		% of Loans in		% of Loans in
	Allocated	each Category to	Allocated	each Category to
	Allowance	Total Loans	Allowance	Total Loans
(In thousands)	Amount	Receivable	Amount	Receivable
Commercial and industrial loans	$1,284	42.3%	$642	46.8%
Real estate loans	273	57.7%	972	53.2%
Unallocated to loan type	108	—	—	—

	$1,665	100.0%	$1,614	100.0%

	December 31, 2005
		% of Loans in
	Allocated	each Category to
	Allowance	Total Loans
(In thousands)	Amount	Receivable
Commercial and industrial loans	$784	50.0%
Real estate loans	831	50,0%
Unallocated to loan type	—	—

	$1,615	100.0%

Investments
The investment securities portfolio was reduced to zero at December 31, 2009, a decrease of $3.1 million from the amount at December 31, 2008 as the sole security in the portfolio was redeemed in 2009. Funds obtained from the repayment were invested in interest bearing deposits during 2009 as the Company increased the amount of immediately available funds to support its loan growth.
All investments securities are classified as “available for sale” and are reflected in the statement of financial condition at their fair value. The carrying value of the securities includes net unrealized gains of $77 thousand at December 31, 2008. The net unrealized gains and losses are reflected in stockholders equity, net of deferred taxes. Unrealized gains and losses are the result of interest rate levels differing from those existing at the time of the acquisition of the securities. These unrealized gains and losses are considered temporary as they reflect fair values on December 31, 2008 and are subject to change daily as interest rates fluctuate. The Company held the securities to the maturity of the securities in 2009.
The table below presents the composition and carrying amounts of securities in the investment securities portfolio, all of which are classified as available-for-sale and thus recorded at fair value, and investments in restricted stock, recorded at cost, as of December 31, 2009, 2008 and 2007.

(In thousands)	2009	2008	2007
Investment securities:
U.S. Treasuries	$—	$3,086	$9,168
Restricted stock:
Federal Reserve Bank stock	465	405	405
Corporate equities	62	62	62

Total securities	$527	$3,553	$9,635

The restricted stocks do not have maturity dates and are carried at cost on the Company’s books. The Company received a semi-annual cash dividend on the Federal Reserve Bank stock that it owns at a 6% annual rate. Earnings on the other restricted stock are immaterial.
At December 31, 2009 and 2008, there were no issuers, other than the U.S. Government, whose securities owned by the Company have a book or market value exceeding ten percent of the Company’s stockholders’ equity.
Deposits and Liquidity Management
The Company currently has no business other than that of the Bank and does not currently have any material funding commitments unrelated to that business. The Bank’s principal sources of funds for loans, investments and general operations are deposits from its primary market area, principal and interest payments on loans, and proceeds from maturing investment securities. Its principal funding commitments are for the origination or purchase of loans and the payment of maturing deposits, and the payment for checks drawn upon it. The Bank’s most liquid assets are cash and cash equivalents, which are cash on hand, amounts due from other financial institutions and Federal funds sold. The levels of such assets are dependent on the Bank’s lending, investment and operating activities at any given time. The variations in levels of cash and cash equivalents are influenced by deposit flows and loan demand, both current and anticipated.

The Company’s deposits consist of demand deposits, NOW accounts, money market accounts, savings accounts and certificates of deposit. These accounts provide the Company with a relatively stable source of funds. We generally target larger deposit relationships by offering competitive interest rates on certificates of deposit of $75,000 or more in our local markets. We supplement our local deposits with out-of-area deposits comprised of funds obtained through the use of deposit listing services (national market certificates of deposit), deposits obtained through the use of brokers and through the Certificates of Deposit Account Registry Service (CDARS) program. As a result, a substantial portion of our deposits, 37.8% at December 31, 2009 and 48.0% at December 31, 2008, are comprised of certificate of deposit accounts of $100 thousand or more, while total certificates of deposit represent 77.9% of deposits at December 31, 2009. The Company’s reliance on certificates of deposit, including the use of larger denomination certificates of deposit and brokered deposits facilitates funding the rapid growth in the loan portfolio. The Bank has relied on certificates of deposit as a primary funding source, and has used larger certificates of deposits as a funding source, since its inception. While sometimes requiring higher interest rates, such funds carry lower acquisition costs (marketing, overhead costs) and can be obtained when required at the maturity dates desired. Substantially all of the deposit accounts over $100 thousand are fully insured by the FDIC through differing ownership and trustee arrangements and the temporary increase in insured deposit limit to $250,000. All of the brokered deposits and national market deposits are fully insured by the FDIC. This insurance and the strong capital position of the Bank reduce the likelihood of large deposit withdrawals for reasons other than interest rate competition. Interest rates on these deposits can be higher than other deposits products. There is, however, a risk that some deposits would be lost if rates were to increase and the Bank elected not to remain competitive with its own deposit rates. Under those conditions, the Bank believes that it is positioned to use other sources of funds, such as borrowing on its unsecured credit facilities with other banks or the sale of loans.
At December 31, 2009, deposits totaled $178.6 million as compared to $145.2 million at December 31, 2008. Most of the $33.4 million increase is attributable to the increase in certificates of deposit during 2009. There were $44.8 million and $50.1 million of brokered certificates of deposit at December 31, 2009 and 2008, respectively. Included in these brokered deposits are $13.9 million of certificates of deposits received in exchange for the placement of the Bank’s customers’ deposit funds with other financial institutions under the CDARS program. Included in deposits are deposits of officers and directors (and their affiliated entities), including CDARS program deposits, of $14.4 million.
At December 31, 2009, the Company’s short term liquid assets of cash and cash equivalents in the amount of $10.5 million represented 5.2% of total Company assets. Continued strong growth in deposits will be required to fund loan growth. Accordingly, the Company intends to maintain a competitive posture in its deposit interest rate offerings. While adequate liquidity is imperative, excess liquidity has the effect of a lower interest margin, as funds not invested in loans are placed in short-term investments that earn significantly lower yields.
Interest bearing deposits are summarized below as of December 31:

(In thousands)	2009	2008	2007
NOW accounts	$309	$1,247	$2,440
Money Market accounts	7,841	13,049	16,268
Savings accounts	10,379	148	36
Certificates of deposit accounts:
Less than $100,000	71,593	37,539	11,383
$100,000 or more	67,499	69,659	74,035

	$157,621	$121,642	$104,162

The time deposit accounts mature and/or re-price as follows (in thousands): within one year $94,725; one through three years- $37,587; three years and beyond- $6,780.

The table below shows the maturities and amounts of time certificates in amounts of $100,000 or more:

	December 31,
(In thousands)	2009	2008
Three months or less	$16,874	$12,084
Over three but within twelve months	36,912	44,437
Over twelve months through three years	11,139	12,861
Over three years	2,574	277

Total	$67,499	$69,659

The table below shows the source of the Company’s certificate of deposits (CDs) as well as the amount equal to or greater than $100,000 at December 31, 2009:

	CDs with balances	CDs with balances
	of less than	of $100,000 or
Source	$100,000	greater	Total
(thousands)
Local markets	$14,521	$51,341	$65,862
National market	27,914	548	28,462
CDARS program:
Customers’ funds	2,636	11,231	13,867
Proprietary funding	9,288	893	10,181
Other brokered funds	17,234	3,486	20,720

Total	$71,593	$67,499	$139,092

CDARS program funding is reflected in the above schedule as “Customers’ funds” and “Proprietary funding”. The Company, acting as agent for its customers, places customer funds in other financial institutions under the program up to the FDIC insurance limit. Under the CDARS program, other financial institutions place deposits in the Company for the same amount of the customers’ funds. “Customers’ funds” are comprised of deposits from these customer transactions. The Company can obtain funding under the CDARS program by bidding for deposit funds without customers’ involvement. This “Proprietary funding” results in traditional brokered deposits.
The Bank has available unsecured credit facilities for short-term liquidity needs from financial institutions of $8,500,000 at December 31, 2009 and 2008. There were no borrowings outstanding under these credit arrangements at December 31, 2009 and 2008.
The Company believes its levels of liquidity are adequate to conduct the business of the Company and Bank.
Borrowed funds
Prior to 2009, the Bank entered into sales of securities under agreements to repurchase the same securities, which matured the next business day, with several commercial customers. This program was discontinued in December 2008 because of the low interest rate environment significantly reduced the program’s value to the Bank and its customers. Furthermore, the expansion of FDIC insurance to all amounts in non-interest bearing accounts replaced the customers’ need for collateral to support their funds in the Bank.

Information concerning securities sold under agreements to repurchase at and during the respective year ended December 31 follows:

	2009	2008	2007
Total outstanding at year-end	$—	$—	$4,305,936
Average rate at year end	—	—	2.40%
Average balance during the year	$—	$2,650,978	$3,494,779
Average interest rate during the year	—	1.12%	2.62%
Maximum amount at any month end	$—	$5,494,595	$9,492,000
Stockholders’ Equity
Total stockholders’ equity was $20.9 million at December 31, 2009 representing an increase of $631 thousand from December 31, 2008. The increase from December 31, 2008 was attributable to the net income of the Company of $678 thousand less a reduction of other comprehensive income of $47 thousand.
At December 31, 2009, the Company and the Bank continued to exceed all regulatory capital requirements to be considered “well capitalized” under federal regulations. The Company believes its level capital is adequate to conduct the business of the Company and Bank.
RESULTS OF OPERATIONS
Net income for the year ended December 31, 2009 was $678 thousand ($0.37 basic and diluted earnings per share), an increase of $383 thousand, or 129.9%, from the net income of $295 thousand ($0.16 basic earnings and diluted earnings per share) during 2008. Net income increased in 2009 as compared to 2008 primarily because of the increase in net interest income of $1.7 million and the increase in non-interest income of $151 thousand. These increases were offset by increased provisions for loan losses of $969 thousand and increased non-interest expenses of $287 thousand (all amounts are before tax effects).
Return on equity, return on assets and ratio of equity to assets are as follows:
RETURN ON AVERAGE ASSETS AND AVERAGE EQUITY
Year Ended December 31,

	2009	2008	2007

Return on Average Equity	4.54%	1.92%	7.47%

Return on Average Earning Assets	0.51%	0.25%	1.07%

Ratio of Average Equity to Average Assets	11.03%	12.86%	13.93%
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
Total interest income increased by $1.3 million or 12.0% to $11.9 million for the year ended December 31, 2009 as compared to 2008. This increase was primarily attributable to the growth in Company’s loan portfolio. The increase attributable to growth was somewhat offset by the reduction in yield on earning assets. Average interest earning assets increased by $28.5 million (18.4%) during 2009 as compared to 2008; however, the yield on earning assets decreased to 6.51% in 2009 from 6.86% in 2008.

Interest expense decreased by $0.5 million or 9.8% to $4.6 million for the year ended December 31, 2009 as compared $5.1 million in 2008. This decrease was attributable to the decrease in the cost of deposits during 2009 to 3.19% from 4.26% in 2008. This decrease resulted primarily from the re-pricing or replacement of higher rate certificate of deposits as they matured during 2009. The effect of the reduction in the cost of deposits was partially offset by the increase in average interest bearing liabilities of $24.8 million (20.9%).
Net interest income was $7.3 million in 2009, a $1.7 million increase from the $5.6 million net interest income in 2008, a 31.9% increase. The increase in net interest income results primarily from the growth in earning assets and the reduction in interest costs resulting from the re-pricing of the interest bearing liabilities during 2009.
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
AVERAGE BALANCES, RATES AND INTEREST INCOME AND EXPENSE
Years Ended

	2009			2008
	Average		Yield/	Average		Yield/
(In thousands)	Balance	Interest	Rate	Balance	Interest	Rate
Assets:
Interest Earning Assets:
Loans receivable	$169,888	$11,791	6,94%	$138,166	$10,130	7.31%
Investment securities	2,391	108	4.52%	7,718	341	4.41%
Interest bearing deposits	10,127	26	0.26%	306	8	2.61%
Federal funds sold	949	3	0.32%	8,654	171	1.97%

Total Interest Earning Assets	183,355	11,928	6.51%	154,844	10,650	6.86%

Less allowance for loan losses	(2,146)			(1,738)
Non-Interest Earning Assets	5,830			5,971

Total Assets	$187,039			$159,077

Liabilities and Stockholders’ Equity:
Interest -Bearing Liabilities:
Interest bearing demand deposits	$1,600	$1	0.06%	$1,373	$3	0.22%
Money market deposit accounts	11,942	63	0.53%	17,852	321	1.79%
Savings accounts	3,942	71	1.80%	91	—	—
Certificates of deposit	126,451	4,452	3.52%	97,124	4,729	4.86%
Securities sold under agreements to repurchase	—	—		2,651	302	1.13%

Total Interest Bearing Liabilities	143,935	4,587	3.19%	119,091	5,083	4.26%

Non-Interest Bearing Liabilities:
Demand deposits	21,413			18,608
Other	1,058			917

Total Liabilities	166,406			138,616

Stockholders’ Equity	20,633			20,461

Total Liabilities and Equity	$187,039			$159,077

Net Interest Income		$7,341			$5,567

Net Interest Spread			3.32%			2.60%

Net Interest Margin			4.00%			3.59%

Yields on securities are calculated based on amortized cost.

AVERAGE BALANCES, RATES AND INTEREST INCOME AND EXPENSE
Year Ended

	2007
	Average		Yield/
(In thousands)	Balance	Interest	Rate
Assets:
Interest Earning Assets:
Loans receivable	$111,385	$9,680	8.69%
Investment securities	10,750	460	4.28%
Interest bearing deposits	—	—	—
Federal funds sold	13,810	683	4.95%

Total Interest Earning Assets	135,945	10,823	7.96%

Less allowance for loan losses	(1,705)
Non-Interest Earning Assets	5,236

Total Assets	$139,476

Liabilities and Stockholders’ Equity:
Interest -Bearing Liabilities:
Interest bearing demand deposits	$2,333	$32	1.37%
Money market deposit accounts	18,466	715	3.87%
Savings accounts	141	1	0.71%
Certificates of deposit	75,651	4,027	5.32%
Securities sold under agreements to repurchase	3,495	92	2.63%

Total Interest Bearing Liabilities	100,086	4,867	4.86%

Non-Interest Bearing Liabilities:
Demand deposits	18,884
Other	1,075

Total Liabilities	120,045

Stockholders’ Equity	19,431

Total Liabilities and Equity	$139,476

Net Interest Income		$5,956

Net Interest Spread			3.10%

Net Interest Margin			4.38%

Yields on securities are calculated based on amortized cost.
The increase in net interest margin and net interest spread in 2009 as compared to 2008 primarily results from the Bank’s reduction of cost of deposits as the result of re-pricing or replacing higher rate certificates of deposit as they matured during 2009.

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
RATE/VOLUME ANALYSIS

	2009 vs. 2008			2008 vs. 2007
	Increase (Decrease)			Increase (Decrease)
In thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest-Earning Assets:
Federal funds sold	$(152)	$(16)	$(168)	$(255)	$(257)	$(512)
Interest bearing deposits	18	—	18	8	—	8
Investment portfolio	(258)	24	(234)	(130)	12	(118)
Loans receivable	2,325	(664)	1,661	2,313	(1,802)	511

Net Change in Interest Income	1,933	(656)	1,277	1,936	(2,047)	(111)

Interest Bearing Liabilities:
Interest bearing deposits	1,193	(1,660)	(467)	981	(703)	278
Other borrowed funds	—	—	—	—	—	—
Securities sold under agreements to repurchase	(30)	—	(30)	(22)	(40)	(62)

Net Change in Interest Expense	1,163	(1,660)	(497)	959	(743)	216

Change in Net Interest Income	$770	$1,004	$1,774	$977	$(558)	$(327)

Provision for Loan Losses
The provision for loan losses represents the expense recognized to fund the allowance for loan losses. The loan loss expense of $1.6 million for the year ended December 31, 2009 reflected an increase of $969 thousand from the provision of $647 thousand for the year ended December 31, 2008. This increase is the result of specific valuation reserves on loans experiencing repayment problems as well as increases in general reserves in recognition of adverse economic conditions that are effecting the Company’s borrowing customers.
Additionally, the Bank has established a reserve for unfunded commitments that is recorded by a provision charged to other expenses. The balance of this reserve was $54 thousand and $48 thousand at December 31, 2009 and 2008, respectively. The reserve is an amount that management believes will be adequate over time to absorb possible losses on unfunded commitments (off-balance sheet financial instruments) that may become uncollectible in the future.
Non-interest Income
Non-interest income principally consists of gains from the sale of the guaranteed portion of Small Business Administration loans, gain on sale of securities, net income from operation of other real estate owned properties (OREO) and deposit account services charges.
For the years ended December 31, 2009 and 2008, gains from the sales of SBA loans amounted to $257 thousand and $241 thousand, respectively. The guaranteed portion of most SBA loans is usually sold to others resulting in gains on the sales. The volume of loan sales and resultant gains will vary depending of the volume of originations of loans with SBA guarantees and the pricing of the sales of the loans. Gain on the sale of securities amounted to $40 thousand in 2008; none in 2009.
When possible, the Company leases OREO to others while awaiting final resolution of the properties. During 2009, rental income less expenses totaled $19 thousand. There was no OREO in 2008.
For the year ended December 31, 2009, deposit account services charges amounted to $443 thousand as compared to $287 thousand for the year ended December 31, 2008.

Non-interest Expense
Non-interest expense totaled $5.3 million for the year ended December 31, 2009 as compared to $5.0 million in 2008, a $287 thousand or 5.7% increase. This increase is primarily attributable to the $264 thousand increase in the cost of deposit insurance. The FDIC raised assessment rates in 2009 and also charged banks a special assessment. The Bank’s 2009 special assessment was $86 thousand. In each period, salary and benefit expense was the largest component: $2.9 million in each of 2009 and 2008. The Company continues to control its expenses even during periods of asset growth.
Income Taxes
The Company uses the liability method of accounting for income taxes as required by ASC 825-10-50, Accounting for Income Taxes. Under the liability method, deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the enacted rates that will be in effect when these differences reverse. Income tax expense for 2009 was $452 thousand, 39.9% of pretax income and $166 thousand, 36.1% of pretax income in 2008.
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
Interest Rate Risk Management
Banks and other financial institutions are dependent upon net interest income, the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities. Changes in interest rates inevitably have an impact on interest income. GAP, a measure of the difference in volume between interest bearing assets and interest bearing liabilities, is a means of monitoring the sensitivity of a financial institution to changes in interest rates. The chart below provides an indicator of the rate sensitivity of the Company. A positive GAP indicates the degree to which the volume of repriceable assets exceeds repriceable liabilities in particular time periods. The Company has a negative GAP, a liability sensitive position, during for a one year period which would generally indicate decreased net interest income in a rising rate environment and increased net interest income in a declining rate environment. However, this measurement of interest rate risk sensitivity represents a static position as of a single day and is not necessarily indicative of the interest rate risk position at any other point in time, does not take into account the sensitivity of yields and costs of specific assets and liabilities to changes in market rates, and does not take into account the specific timing of when changes to a specific asset or liability will occur. Further this measurement does not take into account the effect of competitive factors on interest rates, and the effect of changes in interest rates on the capacity of customers to meet their obligations. The Company will be addressing the current negative GAP level for the purpose of reducing its exposure to interest rate changes, although there can be no assurance that the Company’s efforts will be successful in reducing its exposure to interest rate changes, or that it will correctly predict the timing and magnitude of changes in interest rate.

RATE SENSITIVITY ANALYSIS (Static GAP)
December 31, 2009

	0-3	4-12	1-3	>3<5
(In thousands)	Months	Months	Years	Years	5 YRS +	Total
Interest earning assets
Interest bearing deposits	$8,228	$—	$—	$—	$—	$8,228
Federal funds sold	154	—	—	—	—	154
Loans*	60,029	14,270	41,380	62,964	4,105	182,748

Total	68,411	14,270	41,380	62,964	4,105	191,130

Interest bearing liabilities
Savings/Money
Market/NOW	18,529	—	—	—	—	18,529
Certificates of deposit	26,607	68,118	37,587	6,780	—	139,092

Total	45,136	68,118	37,587	6,780	—	157,621

GAP:
Period	$23,275	(53,848)	3,793	56,184	4,105	$33,509

Cumulative		$(30,573)	$(26,780)	$29,404	$33,509

*	Loan amounts above exclude $2.7 million of loans on non-interest accrual.
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
Significant further growth of the Company may be limited because the current level of capital will not support rapid short term growth while maintaining regulatory capital expectations. Loan portfolio growth will need to be funded by increases in deposits as the Company has limited amounts of on-balance sheet assets deployable into loans. Growth will depend upon Company earnings and/or the raising of additional capital.

Market for Common Stock and Dividends
The Company’s Common Stock is listed for trading on the NASDAQ Capital Market under the symbol “CFMB.” The following table sets forth the high and low sales prices for the Common Stock during each calendar quarter of 2009 and 2008. These quotations do not necessarily reflect the intrinsic or market values of the Common Stock. As of December 31, 2009, there were 1,820,548 shares of Common Stock outstanding, held by approximately 300 shareholders of record.

	2009		2008
	High	Low	High	Low
First Quarter	$5.60	4.05	$11.30	$9.90
Second Quarter	6.25	4.50	10.75	8.32
Third Quarter	6.75	5.26	8.82	7.09
Fourth Quarter	6.25	5.08	8.25	5.25
The Company has not paid dividends through December 31, 2009. The payment of dividends by the Company may depend largely upon the ability of the Bank, its sole operating business, to declare and pay dividends to the Company. Regulations of the Federal Reserve Board and Maryland law place limits on the amount of dividends the Bank may pay to the Company without prior approval. Prior regulatory approval is required to pay dividends which exceed the Bank’s net profits for the current year plus its retained net profits for the preceding two calendar years, less required transfers to surplus. Additionally, without prior approval, the Bank may pay dividends only out of its undivided profits. Even if the Bank and the Company have earnings in an amount sufficient to pay dividends, the Board of Directors may determine to retain earnings for the purpose of funding the growth of the Company and the Bank.
Financial Statements
The audited financial statements for the Company as of December 31, 2009 and 2008 and for each of the years then ended are included herewith.

TGM Group LLC letterhead
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
CommerceFirst Bancorp, Inc. and Subsidiary
Annapolis, Maryland
We have audited the accompanying consolidated statements of financial condition of CommerceFirst Bancorp, Inc. and subsidiary as of December 31, 2009 and 2008, and the related consolidated statement of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2009. CommerceFirst Bancorp, Inc. and subsidiary’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CommerceFirst Bancorp, Inc. and subsidiary as of December 31, 2009 and 2008, and the consolidated results of their operations and their consolidated cash flows for each of the years in the two-year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.
/s/ TGM Group LLC
Salisbury, Maryland
March 5, 2010

CommerceFirst Bancorp, Inc. and Subsidiary
Consolidated Statements of Financial Condition
December 31, 2009 and December 31, 2008

	December 31,	December 31,
	2009	2008
ASSETS

Cash and due from banks	$2,105,545	$3,290,691
Interest bearing deposits	8,228,452	—
Federal funds sold	154,310	5,673,666

Cash and cash equivalents	10,488,307	8,964,357
Investment securities — available-for-sale, at fair value	—	3,085,770
Investments in restricted stocks, at cost	527,000	467,000
Loans receivable, net of allowance for loan losses of $2,380,000 at December 31, 2009 and $1,860,000 at December 31, 2008	183,101,808	151,101,169
Premises and equipment, net	739,479	1,000,967
Accrued interest receivable	680,549	639,538
Deferred income taxes	919,299	667,993
Other real estate owned	2,461,957	—
Other assets	1,452,938	642,280

Total Assets	$200,371,337	$166,569,074

LIABILITIES

Non-interest bearing deposits	$21,024,369	$23,598,842
Interest bearing deposits	157,621,122	121,642,218

Total deposits	178,645,491	145,241,060

Accrued interest payable	183,958	265,105
Other liabilities	599,914	752,352

Total Liabilities	179,429,363	146,258,517

STOCKHOLDERS’ EQUITY
Common stock — $.01 par value; authorized 4,000,000 shares. Issued and outstanding: 1,820,548 shares at December 31, 2009 and at December 31, 2008	18,205	18,205
Additional paid-in capital	17,852,931	17,852,931
Retained earnings	3,070,838	2,392,882
Accumulated other comprehensive income:
Net unrealized gain on securities available-for-sale	—	46,539

Total Stockholders’ Equity	20,941,974	20,310,557

Total Liabilities and Stockholders’ Equity	$200,371,337	$166,569,074

The accompanying notes are an integral part of these consolidated financial statements.

CommerceFirst Bancorp, Inc. and Subsidiary
Consolidated Statements of Operations
For the Years Ended December 31, 2009 and 2008

	December 31,	December 31,
	2009	2008
Interest income:
Interest and fees on loans	$11,791,357	$10,129,748
U.S. Treasury securities	82,093	316,944
Investment in stocks	26,350	25,093
Interest bearing deposits	25,723	7,960
Federal funds sold	2,618	171,009

Total interest income	11,928,141	10,650,754

Interest expense:
Deposits	4,586,705	5,053,614
Repurchase agreements	—	29,852

Total interest expense	4,586,705	5,083,466

Net interest income	7,341,436	5,567,288

Provision for loan losses	1,616,167	647,105

Net interest income after provision for loan losses	5,725,269	4,920,183

Non-interest income:
Gain on sale of SBA loans	257,233	241,220
Gain on sale of securities	—	40,431
Service charges and other income	462,452	287,417

Total non-interest income	719,685	569,068

Non-interest expenses:
Compensation and benefits	2,903,142	2,865,510
Legal and professional	249,752	298,167
Rent and occupancy	557,898	536,940
Marketing and business development	58,515	121,660
FDIC insurance	365,996	101,550
Data processing	138,522	132,206
Support services	184,725	179,586
Communications	121,316	112,437
Depreciation and amortization	279,514	294,009
Other	455,959	385,874

Total non-interest expenses	5,315,339	5,027,939

Income before income taxes	1,129,615	461,312
Income tax expense	451,659	166,397

Net income	$677,956	$294,915

Basic earnings per share	$0.37	$0.16

Diluted earnings per share	$0.37	$0.16

The accompanying notes are an integral part of these consolidated financial statements.

CommerceFirst Bancorp, Inc. and Subsidiary
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2009 and 2008

	December 31,	December 31,
	2009	2008
Net income	$677,956	$294,915

Reclassification adjustment for gain included in net income, net of tax	—	(28,679)

Change in unrealized gains and (losses) on securities available-for-sale, net of tax	(46,539)	(12,040)

Other comprehensive income (loss)	(46,539)	(40,719)

Total comprehensive income	$631,417	$254,196

The accompanying notes are an integral part of these consolidated financial statements.

CommerceFirst Bancorp, Inc. and Subsidiary
Consolidated Statements of Stockholders’ Equity
For the Years Ended December 31, 2009 and 2008

				Accumulated
		Additional		Other
	Common	Paid-in	Retained	Comprehensive
	Stock	Capital	Earnings	Income (Loss)	Total

Balance December 31, 2007	$18,205	$17,852,931	$2,097,967	$87,258	$20,056,361

Net income in 2008			294,915		294,915

Net change in unrealized gains and (losses) on securities available-for-sale				(40,719)	(40,719)

Balance December 31, 2008	18,205	17,852,931	2,392,882	46,539	20,310,557

Net income in 2009			677,956		677,956

Net change in unrealized gains and (losses) on securities available-for-sale				(46,539)	(46,539)

Balance December 31, 2009	$18,205	$17,852,931	$3,070,838	$—	$20,941,974

The accompanying notes are an integral part of these consolidated financial statements.

CommerceFirst Bancorp, Inc. and Subsidiary
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2009 and 2008

	December 31,	December 31,
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$677,956	$294,915
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	279,514	294,009
Gain on sale of investment security	—	(40,431)
Gain on sales of SBA loans	(257,233)	(241,220)
Provision for loan losses	1,616,167	647,105
Provision for losses on unfunded commitments	6,000	6,000
Deferred income taxes	(220,991)	(91,524)
Change in assets and liabilities:
(Increase) decrease in accrued interest receivable	(41,011)	103,228
Increase in other assets	(810,658)	(253,650)
(Decrease) increase in accrued interest payable	(81,147)	63,852
Decrease in other liabilities	(158,438)	(92,835)
Other	8,916	17,680

Net cash provided by operating activities	1,019,075	707,129

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of restricted stock	(60,000)	—
Maturities of investment securities	3,000,000	3,000,000
Proceeds from sale of investment security	—	3,039,375
Proceeds from sales of SBA loans	4,821,753	4,129,121
Increase in loans, net	(38,181,326)	(30,966,385)
Increase in other real estate owned	(2,461,957)	—
Purchase of premises and equipment	(18,026)	(197,049)

Net cash used by investing activities	(32,899,556)	(20,994,938)

CASH FLOWS FROM FINANCING ACTIVITIES
(Decrease) increase in non-interest bearing deposits, net	(2,574,473)	4,352,955
Net increase in other deposits	35,978,904	17,480,259
Net decrease in securities sold under agreements to repurchase	—	(4,305,936)

Net cash provided by financing activities	33,404,431	17,527,278

Net increase (decrease) in cash and cash equivalents	1,523,950	(2,760,531)
Cash and cash equivalents at beginning of period	8,964,357	11,724,888

Cash and cash equivalents at end of period	$10,488,307	$8,964,357

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$4,667,852	$5,019,614

Total decrease in unrealized gains on available for sale securities	$(76,854)	$(65,306)

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1. The Company and its Significant Accounting Policies
CommerceFirst Bancorp, Inc. (the “Company”), through its wholly owned subsidiary, CommerceFirst Bank (the “Bank”) provides financial services to individuals and corporate customers located primarily in Anne Arundel County, Howard County and Prince George’s County, Maryland, and is subject to competition from other financial institutions. The Company and the Bank are also subject to the regulations of certain Federal and State of Maryland agencies and undergoes periodic examinations by those regulatory authorities. The accounting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry.
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
Investment Securities
Available-for-sale securities consist of bonds and notes not classified as trading securities or as held-to-maturity securities. These securities are reported at their fair value with the unrealized holding gains and losses, net of tax, reported as a net amount in a separate component of stockholders’ equity until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity. The Company has no trading securities as of December 31, 2009 and 2008.
Securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. A charge to operations would occur if the fair value of the securities declines below cost and the Company’s intention or ability to hold the securities to maturity changes. The Company has no investment securities classified as held to maturity as of December 31, 2009 and 2008.
Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. In estimating other-then-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in the fair value. The related charge-offs would be recorded as realized losses in the income statement as to credit related amounts and accumulated other comprehensive income as to non-credit related amounts.

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
The Company determines and recognizes impairment of loans in accordance with the provisions of Section 310- Receivables of The FASB Accounting Standards Codification (ASC) (formerly, Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan as amended by Statement 118, Accounting by Creditors for Impairment of a Loan — Income Recognition and Disclosures). A loan is determined to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is not considered impaired during the period of delay in payment if the Company expects to collect all amounts due, including past-due interest. An impaired loan is measured at the present value of its expected future cash flows discounted at the loan’s effective interest rate or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. ASC Section 310 is generally applicable to all loans except large groups of smaller balance homogeneous loans that are evaluated collectively for impairment unless such loans are subject to a restructuring agreement. Interest payments received are applied to the loan principal balance unless the collection of all amounts due, both principal and interest, on the loan is considered probable, in which case the interest payments would be recognized as interest income.
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
Other Real Estate Owned (OREO)
OREO is comprised of real estate properties acquired in partial or total satisfaction of problem loans. The properties are recorded at the lower of cost or fair value (appraised value) at the date acquired. Losses occurring at the time of acquisition of such properties are charged against the allowance for loan losses. Subsequent write-downs that may be required are included in non-interest expenses. Gains and losses realized from the sale of OREO as well as any net income or loss from the operations of the properties are included in non-interest income or non-interest expenses, as appropriate. OREO is comprised of two commercial properties at December 31, 2009 both of which are leased to third parties under short term leases. Net income from the operations of the properties was $18,949 in 2009. There was no OREO at December 31, 2008 and no financing of OREO during 2009 or 2008.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1. The Company and its Significant Accounting Policies (continued)
Long-Lived Assets
The carrying value of long-lived assets and identifiable intangibles is reviewed by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable as prescribed in ASC Section 360 - Property, Plant and Equipment (formerly, SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Asset). At December 31, 2009 and 2008, management considered certain loans to be impaired (see Note 3).
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
Deferred Income Taxes
Deferred income taxes are recognized for temporary differences between the financial reporting basis and the income tax basis of assets and liabilities. Deferred tax assets are recognized only to the extent that it is more likely than not that such amounts will be realized based on consideration of available evidence. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. No valuation allowance for deferred tax assets was recorded at December 31, 2009 and 2008 as management believes it is more likely than not that all of the deferred tax assets will be realized because they were supported by recoverable taxes paid in prior years.
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
The Company maintains deposits with other banking institutions in amounts which can, at times, exceed insurance limits of the Federal Deposit Insurance Corporation (FDIC). Such institutions include the Federal Reserve Bank of Richmond and bankers’ banks. Further, the Company periodically sells federal funds, which are not insured by the FDIC, to three banking entities.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1. The Company and its Significant Accounting Policies (continued)
Statement of Cash Flows
Cash and cash equivalents in the statement of cash flows include cash on hand, non-interest bearing amounts due from correspondent banks, both interest bearing and non-interest bearing balances maintained at the Federal Reserve and Federal funds sold.
Earnings Per Share
Basic earnings per share (EPS) is computed based upon income available to common shareholders and the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that would share in the earnings of the Company, using the treasury stock method, unless they are anti-dilutive. The Company uses the average market price of the common shares during the year in the determination of the amount of common stock equivalents arising from the warrants and options issued.
The weighted average number of common shares and dilutive securities (comprised of warrants and options) and resultant per share computations are as follows:

	2009	2008
Weighted average shares outstanding	1,820,548	1,820,548
Common stock equivalents	—	—

Average common shares and equivalents	1,820,548	1,820,548

Net income	$677,956	$294,915
Basic earnings per share	$0.37	$0.16
Diluted earnings per share	$0.37	$0.16
All outstanding warrants and options were excluded from the calculation of diluted income per share in 2009 and 2008 because they are anti-dilutive.
Stock Options
The Company accounts and reports for stock-based compensation plans in accordance with ASC Section 718- Stock Compensation (formerly, SFAS No. 123R Share-Based Payments) which requires that the fair value at grant date based method of accounting for measuring compensation expense for stock-based plans to be recognized in the statement of operations. The Company did not record any compensation expense under Section 718 during 2009 or 2008 as no new options were granted during the periods and all options under the existing plans were previously fully vested.
Fair Value
ASC Section 820- Fair Value Measurements and Disclosures (formerly, FASB Statement No. 157 Fair Value Measurements) defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Topic 820 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. These inputs are summarized in three broad levels: Level 1 — Quoted prices in active markets for identical securities, Level 2 — Other significant observable inputs (including quoted prices in active markets for similar securities) and Level 3 — Significant unobservable inputs (including the Company’s own assumptions in determining the fair value of investments).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1. The Company and its Significant Accounting Policies (continued)
Fair Value (continued)
The Company’s bond holdings in the investment securities are the only asset or liability subject to fair value measurement on a recurring basis. No assets are valued under Level 1 inputs at December 31, 2009. The Company has assets measured on a non-recurring basis during 2009. At December 31, 2009, these assets include $1,457,427 of impaired loans ($1,282,536 after specific reserve) and other real estate owned of $2,461,957 which are valued under Level 2 inputs. The remaining $1,276,246 ($529,501 after specific reserves) of impaired loans are valued under Level 3 inputs.
Review of Subsequent Events
The Company has evaluated subsequent events through the date of issuance of the financial data included herein, March 5, 2010.
Reclassification
Certain prior years’ amounts have been reclassified to conform to the current year’s method of presentation.
Note 2. Investment Securities
All investment securities are classified as available-for-sale securities and are summarized as follows at December 31, 2008:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2008:
U.S. Treasury (due within one year)	$3,008,916	$76,854	$—	$3,085,770

There are no investment securities at December 31, 2009.
In June 2008, a U.S. Treasury Note in the face amount of $3,000,000 and a carrying value (amortized cost) of $2,998,944 was sold for $3,039,375 resulting in a gain on the sale of $40,431. There were no such sales during 2009.
Restricted securities are comprised of common stock in the following entities at cost:

	December 31,
	2009	2008
Federal Reserve Bank of Richmond	$465,000	$405,000

Atlantic Central Bankers Bank	37,000	37,000

Maryland Financial Bank	25,000	25,000

	$527,000	$467,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 3. Loans
The Bank grants commercial loans to customers primarily in Anne Arundel County, Prince George’s County, Howard County and surrounding areas of central Maryland. The principal categories of the loan portfolio are as follows:

	December 31, 2009		December 31, 2008
		Percentage		Percentage
	Balance	of Loans	Balance	of Loans
Commercial & Industrial loans	$68,476,247	36.9%	$58,782,633	38.4%
Real estate loans secured by:
Residential real estate	22,140,255	11.9%	19,006,592	12.4%
Commercial real estate	94,946,433	51.2%	75,200,348	49.2%

Total real estate loans	117,086,688	63.1%	94,206,940	61.6%

	185,562,935	100.0%	152,989,573	100.0%

Unearned loan fees, net	(81,127)		(28,404)
Allowance for loan losses	(2,380,000)		(1,860,000)

	$183,101,808		$151,101,169

Loans secured by residential real estate are loans to investors for commercial purposes. The Bank does not lend funds to consumers.
The allowance for loan losses activity for the years ended December 31, 2009 and 2008 is as follows:

	2009	2008
Balance at beginning of period	$1,860,000	$1,665,000
Provision for loan losses	1,616,167	647,105

Commercial and Industrial loans charged off	(963,172)	(497,510)
Commercial real estate loan charge off	(137,947)	—
Commercial and Industrial loans recovery	4,952	45,405

Net charge off	(1,096,167)	(452,105)

Balance at end of period	$2,380,000	$1,860,000

Certain officers and directors (and companies in which they have a 10% or more beneficial ownership) have loans with the Bank. These loans are made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with unrelated borrowers. They do not involve more than normal risk of collectability or present other unfavorable terms. The activity of these loans during 2009 and 2008 is as follows:

	2009	2008
Total loans at beginning of year	$3,603,709	$4,621,497
New loans and funding during the year	353,766	41,692
Repayments during the year	(363,340)	(1,059,480)

Total loans at end of year	$3,594,135	$3,603,709

Loans on which the accrual of interest has been discontinued amounted to $2,733,673 and $5,819,139 at December 31, 2009 and 2008, respectively. Interest that would have been accrued under the terms of these loans totaled $164,126 and $339,704 for the years ended December 31, 2009 and 2008, respectively. The Bank has no commitments to loan additional funds to the borrowers of impaired or non-accrual loans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 3. Loans (continued)
Non-accrual loan activity is summarized as follows since December 31, 2008:

Loan Amount

Balance at December 31, 2008	$5,819,139
New loans placed on non-accrual	2,426,957
Less:
Loan restored to interest earning status	1,265,991
Pay-off : Sold in foreclosure	575,774
Other real estate owned addition	2,461,957
Charge — offs	1,101,118
Other including payments	107,583

Balance at December 31, 2009	$2,733,673

Information regarding loans classified as impaired follows:

	December 31,	December 31,
	2009	2008
Loans classified as impaired with specific reserves	$2,518,689	$1,892,056
Loans classified as impaired with no specific reserves	214,984	3,927,083

Total loans classified as impaired	$2,733,673	$5,819,139

Allowance for loan losses on impaired loans	$921,636	$840,429
Average balance of impaired loans during period	$4,558,766	$2,141,744
The loans classified as impaired with specific reserves at December 31, 2009 include a non-accrual loan in the amount of $483,014 which loan is secured by an assignment of life insurance proceeds. The specific reserve allocated to this loan is $367,778. Two loans outstanding to a borrower and entity controlled by the same borrower totaling $1,457,427 have specific reserves established in the total amount of $174,891. These two loans are secured by residential real estate and corporate assets. Specific reserves in the amount of $378,967 have been established for the remaining balance of classified loans (six loans with balances totaling $578,248) with specific reserves. The above loans are in various stages of collection.
The loans classified as impaired without established specific reserves at December 31, 2009 include a loan in the amount of $122,230 which is fully guaranteed by the SBA. The remaining balance of such loans is comprised of two loans in various stages of collection.
The Company acquired real property under a foreclosure process concluded in March 2009. The Company recognized a loss of approximately $138,000 in connection with the foreclosure. The property is a commercial building with an existing tenant for a large part of the premises with a value of approximately $653,000. The Company acquired another commercial building by foreclosure in November 2009 with a value of approximately $1,809,000. This property is also leased.
A well secured real estate loan in the carrying amount of $1,265,992 at December 31, 2009 was restructured through a forbearance agreement during the first quarter of 2009. The borrower has complied with the requirements under the forbearance agreement including payment requirements and the loan was placed back on an accrual basis.
At December 31, 2009 and 2008, the balance of commercial and real estate loans serviced by the Company for others under loan participation agreements was $25,065,303 and $22,676,966, respectively. The related servicing rights are not material and are included in other assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 4. Premises and Equipment
Property, equipment and leasehold improvements are as follows at December 31:

	Useful
	Lives	2009	2008
Equipment	3-10 years	$652,723	$686,198
Furniture and fixtures	3-5 years	645,872	652,620
Leasehold improvements	4-10 years	343,698	343,698
Software	3 years	17,025	27,165

		1,659,318	1,709,681
Accumulated depreciation and amortization		919,839	708,714

Net		$739,479	$1,000,967

Note 5. Deposits
Interest bearing deposits are summarized below as of December 31:

	2009	2008

NOW accounts	$309,310	$1,247,466
Money Market accounts	7,840,804	13,049,169
Savings accounts	10,379,367	147,096
Certificates of deposit accounts:
Less than $100,000	71,592,556	37,538,787
$100,000 or more	67,499,085	69,659,700

	$157,621,122	$121,642,218

The time deposit accounts mature as follows: within one year $94,724,854; one through three years- $37,586,527; three years and beyond- $6,780,260
Interest expense on interest bearing deposits is as follows:

	2009	2008

NOW accounts	$800	$2,938
Money Market accounts	63,032	321,781
Savings accounts	71,476	162
Certificates of deposit, $100,000 or more	2,919,894	3,671,349
Certificates of deposit, less than $100,00	1,531,503	1,057,384

	$4,586,705	$5,053,614

Deposit and repurchase agreement balances of executive officers and directors and their affiliated interests totaled approximately $14,435,000 and $15,981,000 at December 31, 2009 and 2008, respectively.
Included in certificates of deposits are $44,768,334 and $50,099,276 of brokered certificates at December 31, 2009 and 2008, respectively. Included in the brokered certificates of deposits at December 31, 2009 are $13,866,771 of certificates of deposits received in exchange for the placement of the Bank’s customers’ deposit funds in the same amounts with other financial institutions under the Certificate of Deposit Account Registry Service (CDARS) program. Brokered certificates of deposits in the amount of $27,548,519 mature on or before December 31, 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 6. Short-term borrowings
During 2008, the Bank entered into sales of securities under agreements to repurchase the same securities with commercial customers, which matured the next business day. The Bank discontinued this program in December 2008. Information concerning securities sold under agreements to repurchase at and during the year ended December 31, 2008:

2008
Total outstanding at year-end	$—
Average balance during the year	$2,650,978
Average interest rate during the year	1.12%
The Bank has unsecured credit facilities for short-term liquidity needs from financial institutions of $8,500,000 at December 31, 2009 and 2008. There were no borrowings outstanding under these credit arrangements at December 31, 2009 and 2008.
Note 7. Income Taxes
The income tax expense consists of the following for the years ended December 31, 2009 and 2008:

	2009	2008
Current:
Federal	$532,298	$217,239
State	140,352	40,682

	672,650	257,921

Deferred:
Federal	(178,305)	(56,749)
State	(42,686)	(34,775)

	(220,991)	(91,524)

	$451,659	$166,397

The reasons for the differences between the statutory federal income tax rates and actual rates are summarized as follows:

	2009	2008
Federal tax at statutory rates	$384,069	$156,846
State income taxes net of federal tax benefit	64,460	18,073
Other	3,130	(8,522)

	$451,659	$166,397

The deferred income tax account is comprised of the following at December 31, 2009 and 2008:

	2009	2008
Deferred tax assets:
Allowance for loan losses	$787,340	$647,795
Deferred unpaid leave	86,779	95,496
Non-accrued interest income	81,872	—
Other	21,304	18,934

	977,295	762,225

Deferred tax liabilities:
Accumulated depreciation	57,996	63,917
Unrealized gain on securities, net	—	30,315

	57,996	94,232

Net deferred tax assets	$919,299	$667,993

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
Outstanding loan commitments, un-advanced loan funds and standby letters of credit are approximately as follows at December 31, 2009:

2009
Loan commitments:
Commercial	$3,730,000
Commercial real estate	3,503,000

$7,233,000

Un-advanced loan funds:
Commercial	$31,836,000
Commercial real estate	6,907,000

$38,743,000

Standby letters of credit	$774,000

At December 31, 2008, loan commitments, un-advanced loan funds and standby letters of credit totaled $5,093,000, $37,829,000 and $1,573,000, respectively.
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
The Bank’s exposure to credit loss in the event of nonperformance by the customer is the contractual amount of the commitment. Loan commitments and standby letters of credit are made on the same terms, including collateral, as outstanding loans. As of December 31, 2009 and 2008 the Bank has accrued $54,000 and $48,000, respectively, for unfunded commitments related to these financial instruments with off balance sheet risk, which is included in other liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 8. Commitments and Contingencies (continued)
The Bank has entered into leases for its branches and office space, most of which contain renewal options and expense sharing provisions. The minimum net non-cancelable future rental commitments at December 31, 2009 are as follows:

Year Ending
December 31,
2010	$416,868
2011	397,317
2012	317,972
2013	323,164
2014	321,881
2015	134,947
2016	59,400
The related net rent expense was $466,893 and $454,233 in 2009 and 2008, respectively.
Note 9. Regulatory Matters
The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company will be subject to the capital guidelines when its assets exceed $500 million, it engages in certain highly leveraged activities or it has publicly issued debt. The Company’s and the Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. The Company and the Bank must maintain minimum capital and other requirements of regulatory authorities when declaring and paying dividends. The Company and the Bank are in compliance with such capital requirements. Banking regulations limit the amount of dividends that may be paid to the Company without prior approval of the Bank’s regulatory agencies. Regulatory approval is required to pay dividends that exceed the Bank’s net profits for the current year plus its retained net profits for the preceding two years.
Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulation) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2009, that the Company and the Bank meet capital adequacy requirements to which they are subject. As of December 31, 2009, the most recent notification from the regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must meet minimum total risk-based, Tier I risk-based and Tier I leverage ratios. There are no conditions or events since that notification that management believes have changed the Company’s and the Bank’s category.
Actual capital amounts and ratios are presented in the table below:

			For Capital			To be “Well Capitalized
			Adequacy			For Purposes of Prompt
	Actual		Purposes			Corrective Action
December 31, 2009	Amount	Ratio	Amount		Ratio	Amount		Ratio
Total Capital (1):
Company	$23,357,414	12.3%	$15,238,056	≥	8.0%	N/A
Bank	21,835,410	11.5%	15,237,781	≥	8.0%	$19,047,227	≥	10.0%
Tier I Capital (1):
Company	20,965,979	11.0%	7,619,028	≥	4.0%	N/A
Bank	19,443,975	10.2%	7,618,891	≥	4.0%	11,428,336	≥	6.0%
Tier I Capital (2):
Company	20,965,979	10.4%	8,033,821	≥	4.0%	N/A
Bank	19,443,975	9.7%	8,033,683	≥	4.0%	10,042,104	≥	5.0%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 9. Regulatory Matters (continued)

			For Capital			To be “Well Capitalized
			Adequacy			For Purposes of Prompt
	Actual		Purposes			Corrective Action
December 31, 2008	Amount	Ratio	Amount		Ratio	Amount		Ratio
Total Capital (1):
Company	$22,195,139	14.1%	$12,555,275	≥	8.0%	N/A
Bank	18,590,109	11.9%	12,555,149	≥	8.0%	$15,693,936	≥	10.0%
Tier I Capital (1):
Company	20,264,018	12.9%	6,277,637	≥	4.0%	N/A
Bank	16,682,109	10.6%	6,277,574	≥	4.0%	9,416,362	≥	6.0%
Tier I Capital (2):
Company	20,264,018	12.2%	6,622,065	≥	4.0%	N/A
Bank	16,682,109	10.1%	6,618,837	≥	4.0%	8,273,547	≥	5.0%

(1)	to risk weighted assets

(2)	to average assets
Note 10. Warrant and Option Plans
At December 31, 2009 and 2008 there were 106,372 fully vested warrants outstanding. No warrants were exercised during 2009 or 2008. The exercise price of each warrant is $10 per share and must be exercised, unless earlier called by the Company, not later than 10 years from August 18, 2000. Generally, vested warrants also expire 90 days following the date that the warrant holder ceases to be a director of the Bank. Warrants may be called by the Company in the event that a merger, sale, acquisition, share exchange or other similar extraordinary event is approved by the Board of Directors of the Company. Upon call by the Company, warrant holders have 90 days in which to exercise their warrants. If they are not exercised, the Company will pay the warrant holder the difference between the exercise price of the warrant and the fair market value of the stock of the Company at the time of the closing of the transaction. In the event that an applicable Federal or state regulatory authority determine that the Bank’s capital fails to meet minimum capital requirements, such regulatory authority may direct the Company to call all outstanding warrants. Any warrants not exercised will be thereafter forfeited.
The Board of Directors of the Company also adopted a stock option plan as a performance incentive for two current and one former Bank officers. The employment contracts obligated the Company to issue 20,000 non-transferable stock options at an exercise price of $10 per share. At December 31, 2009 all stock options had been issued by the Company and were fully vested, of which no options had been exercised.
Note 11. Employee Benefit Plans
The Bank has employee benefit programs that include health and dental insurance, life and long-term and short-term disability insurance and a 401(k) retirement plan. Under the 401(k) plan, the Bank made a 50% match of eligible employee contributions up to 6% of base salary in 2009 and 2008. The Bank’s contributions to the plan included in compensation and benefits, totaled $50,202 and $43,460 for the years ended December 31, 2009 and 2008, respectively.
Note 12. Related Party Transactions
The Bank paid $42,268 and $58,841 during the years ended December 31, 2009 and 2008 respectively, to a computer services firm of which a Director is also a principal. Expenditures included computer hardware, software, installation, training, compliance and real-time support. The Bank paid $51,296 during 2009 to a law firm of which a Director is a partner for various legal services provided. The Bank paid $148,085 during the year ended December 31, 2008 (none in 2009) for various group insurance benefits for which a Director ultimately received compensation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 12. Related Party Transactions (continued)
Expenditures totaling less than $25,000 were paid to several entities in which directors were principals during 2009 and 2008.
All of the above transactions have been consummated on terms equivalent to those that prevail in arms length transactions.
Note 13. Fair Values of Financial Instruments
The estimated fair values of the Company’s financial instruments at December 31, 2009 and 2008 are summarized below. The fair values of a significant portion of these financial instruments are estimates derived using present value techniques and may not be indicative of the net realizable or liquidation values. Also, the calculation of estimated fair values is based on market conditions at a specific point in time and may not reflect current or future fair values.

	December 31, 2009		December 31, 2008
	Carrying	Fair	Carrying	Fair
(In thousands)	Amount	Value	Amount	Value
Financial assets:
Cash and due from banks	$2,106	$2,106	$3,291	$3,291
Interest bearing deposits	8,228	8,228	—	—
Federal funds sold	154	154	5,674	5,674
Investment securities	—	—	3,086	3,086
Investments in restricted stock	527	527	467	467
Loans, net	183,102	192,687	151,101	158,169
Accrued interest receivable	681	681	640	640

Financial liabilities:
Non-interest bearing deposits	$21,024	$21,024	$23,599	$23,599
Interest bearing deposits	157,621	160,450	121,642	124,499
Securities sold under agreements to repurchase	—	—	—	—
Accrued interest payable	184	184	265	265

Off-balance sheet commitments	—	—	—	—
Fair values are based on quoted market prices for similar instruments or estimated using discounted cash flows. The discounts used are estimated using comparable market rates for similar types of instruments adjusted to be commensurate with the credit risk, overhead costs and optionality of such instruments.
The fair value of cash and due from banks, interest bearing deposits, federal funds sold, investments in restricted stocks and accrued interest receivable are equal to the carrying amounts. The fair values of investment securities are determined using market quotations. The fair value of loans receivable is estimated using discounted cash flow analysis.
The fair value of non-interest bearing deposits, interest-bearing checking, savings, and money market deposit accounts, securities sold under agreements to repurchase, and accrued interest payable are equal to the carrying amounts. The fair value of fixed-maturity time deposits is estimated using discounted cash flow analysis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 14. Recently Issued Accounting Pronouncements
In June 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2009-01 — Topic 105 Generally Accepted Accounting Principles-amendments based on Statement of Financial Accounting Standards No. 168 - The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles (formerly FASB Statement No. 168). Under the ASU, The FASB Accounting Standards Codification (ASC) became the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this ASU, September 15, 2009, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. In the FASB’s view, the issuance of this ASU and the Codification will not change GAAP, except for those nonpublic nongovernmental entities that must now apply the American Institute of Certified Public Accountants Technical Inquiry Service Section 5100, “Revenue Recognition,” paragraphs 38-76. The adoption of ASU 2009-01 did not have a material impact on the Company’s consolidated financial statements.
The ASC is the single source of authoritative nongovernmental U.S. generally accepted accounting principles. An Accounting Standards Update (ASU) is not authoritative; it only provides background information about an issue, updates the Codification and provides the basis for conclusions for the Board’s decisions to update the Codification.
On January 12, 2009, the FASB amended Topic 820 — Fair Value Measurement and Disclosures of the ASC to reduce complexity and achieve more consistent determinations as to whether other-than-temporary impairments of available for sale or held to maturity debt securities have occurred. The ASU was effective for interim and annual reporting periods ending after December 15, 2008. The adoption of this ASU did not have an impact on the Company’s consolidated financial statements. This ASU was formerly FASB Staff Position EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20 (FSP).
In August 2009 the FASB amended Topic 820- Fair Value Measurements and Disclosures by issuance of ASU No. 2009-05. The update addresses measuring liabilities at fair value. The update provides clarification that in circumstances in which a quoted price is an active market for the identical liability is not available, other specified techniques may be used to measure fair value. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.
In April 2009, the FASB issued three amendments to provide additional guidance and disclosures regarding fair value measurements and impairments of securities. These three amendments were effective for interim and annual periods ending after June 15, 2009. The adoption of these amendments did not have a material impact on the Company’s consolidated financial statements. These amendments were formerly:
FSP FAS 157-4. “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly", provides guidance for estimating fair value when the volume and level of activity for an asset or liability have significantly decreased. This amendment is included in ASC 820-10-35.
FSP FAS 115-2 and FAS 124-2 Recognition and Presentation of Other-Than-Temporary Impairment provided guidance for impaired debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in financial statements. This amendment is included in ASC 320-10-25.
FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, required disclosure about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This amendment is included in ASC 825-10-50.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 14. Recently Issued Accounting Pronouncements (continued)
In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events, which established general standards of and accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This FASB was effective for interim and annual periods ending after June 15, 2009. The Company has complied with the requirements of FASB 165. This amendment is included in ASC 855-10-50 and 55.
In June 2009, the FASB issued FASB Statement No. 166, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140 to improve the reporting for the transfer of financial assets resulting from 1) practices that have developed since the issuance of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, that are not consistent with the original intent and key requirements of that Statement and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors. This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The adoption of this Statement did not have a material impact on the Company’s consolidated financial statements. This amendment is included in ASU 2009-16, an amendment to ASC 860-10.
In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167, Amendments to FASB Interpretation No. 46(R) to amend certain requirements of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. The Statement is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company will review the requirements of FASB No. 167 and comply with its requirements. The adoption of this Statement is not expected to have a material impact on the Company’s consolidated financial statements. This amendment is included in ASC 942-810.
In January 2010, the FASB issued ASU No. 2010-06- Fair Value Measurements and Disclosures amending Topic 820. The ASU provides for additional disclosures of transfers between assets and liabilities valued under Level 1 and 2 inputs as well as additional disclosures regarding those assets and liabilities valued under Level 3 inputs. The new disclosures are effective for interim and annual reporting periods beginning after December 15, 2009 except for those provisions addressing Level 3 fair value measurements which provisions are effective for fiscal years, and periods therein, beginning after December 15, 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 15. Parent Company Financial Information
Information as to the financial position of CommerceFirst Bancorp, Inc. as of December 31, 2009 and 2008 and results of operations and cash flows for the years then ended follows:

	December 31,	December 31,
Statements of Financial Condition	2009	2008
Assets
Cash in CommerceFirst Bank	$1,536,500	$3,615,334
Investment in subsidiary	19,443,974	16,728,648
Other assets	—	1,575

	$20,980,474	$20,345,557

Liabilities and Stockholders’ Equity
Accrued expenses	$38,500	$35,000
Stockholders’ equity	20,941,974	20,310,557

	$20,980,474	$20,345,557

	Year ended	Year ended
	December 31,	December 31,
Statements of Operations	2009	2008
Interest income from deposit in CommerceFirst Bank	$17,343	$1,575
Administrative expenses	144,478	173,510

Loss before equity in undistributed net income of bank subsidiary and income tax benefit	(127,135)	(171,935)
Income tax benefit	43,226	58,458

Loss before equity in undistributed net income of bank subsidiary	(83,909)	(113,477)
Equity in undistributed net income of bank subsidiary	761,865	408,392

Net income	$677,956	$294,915

	Year ended	Year ended
	December 31,	December 31,
Statements of Cash Flows	2009	2008
Cash flows from operating activities:
Net income	$677,956	$294,915
Equity in undistributed earnings of bank subsidiary	(761,865)	(408,392)
Decrease in other assets	1,575	3,537
Increase in payables	3,500	25,000

Net cash used in operating activities	(78,834)	(84,940)

Cash flows used by investing activities:
Investment in CommerceFirst Bank	(2,000,000)	—

Net cash used by investing activities	(2,000,000)	—

(Decrease) in cash and cash equivalents	(2,078,834)	(84,940)
Cash and cash equivalents at beginning of period	3,615,334	3,700,274

Cash and cash equivalents at end of period	$1,536,500	$3,615,334

Directors & Officers of
CommerceFirst Bancorp, Inc. and CommerceFirst Bank
Milton D. Jernigan II, Esquire*
Chairman of the Board
Managing Partner
McNamee, Hosea, Jernigan, Kim, Greenan & Walker, P.A.

Richard J. Morgan*	Robert R. Mitchell*
President & Chief Executive Officer	Private Investor and Former President,
Mitchell Business Equipment, Inc.

Wilfred T. Azar, III	John A. Richardson, Sr.*
President, Empire Management Services	President, Crofton Bowling Center, Former
President, Branch Electric Supply Co., Inc.

William F. Chesley	Don E. Riddle, Jr.
President, W. F. Chesley Real Estate, Inc.	Chairman & Chief Executive Officer,
Homestead Gardens, Inc.

Charles F. Delavan, Esquire	Stephen C. Samaras
Principal, Blumenthal, Delavan & Williams, P.A.	Owner, Zymotic, Inc. (Zachary’s Jewelers)

Edward B. Howlin, Jr.*	George C. Shenk, Jr.*
President, Howlin Realty Management, Inc.	President, Whitmore Group, Inc.

Charles L. Hurtt, Jr., CPA*	Lamont Thomas*
President, Charles L. Hurtt, Jr., PA	Former Executive Vice President & Chief
Operating Officer, CommerceFirst Bancorp, Inc.

Milton D. Jernigan, Sr.	Dale R. Watson
Private Investor and Retired Former Founder,	President, Alpha Engineering Associates, Inc.
Chairman and President, AAA
Rentals, Inc. and AAA Tools, Inc.

Nicholas J. Marino	Jerome A. Watts*
President, Marino Transportation Services, LLC	Private Investor and Former Owner, Plan
Management

Michael J. Miller	J. Scott Wimbrow
Vice President, Concrete General, Inc. &	Senior Vice President, MacKenzie Commercial
Tri M Leasing Corp	Real Estate Services LLC

*	Director of CommerceFirst Bancorp, Inc.

Officers of
CommerceFirst Bank

Michael T. Storm	Thomas L. Bolander
Executive Vice President &	Senior Vice President
Chief Operating Officer and Chief
Financial Officer

James R. Baldwin	Penny L. Cantwell
Senior Vice President	Senior Vice President

George Kapusta	Candace M. Springmann
Senior Vice President	Vice President & Corporate Secretary

Jean J. Barnes	Melonee Fleming, CCE
Vice President	Vice President

David Steinhoff	Susan M. Liebenthal
Vice President	Assistant Vice President

Irma Russell	Meghan T. Stumpf
Assistant Vice President	Assistant Vice President

Robert W. Smith IV	Sean D. Wamsley
Loan Officer	Loan Officer

Gregory N. Krum
Credit Officer
Locations of
CommerceFirst Bank

Annapolis	Lanham
1804 West Street, Suite 200	4451 Parliament Place
Annapolis MD 21401	Lanham MD 20706

BWI	Old Dobbin Lane
910 Cromwell Park Drive	6230 Old Dobbin Lane
Glen Burnie MD 21061	Columbia MD 21045

Severna Park
485 Ritchie Highway
Severna Park, MD 21146
The Company will provide, without charge, to any shareholder of record or any beneficial owner of Common Stock, a copy of its 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission, upon the written request. Requests should be directed to Candace M. Springmann, Corporate Secretary, at the Company’s executive offices at 1804 West Street, Suite 200, Annapolis MD 21401.