Form 10-K, Exhibit 13
period 2010-12-31
COMMERCEFIRST BANCORP INC
filed 2011-03-07
CIK 1098813

Exhibit 13
Raising Banking to the Power of Business Annual Report 2010 1804 West Street Annapolis, MD 21401 www.commerce1st.com

March 30, 2011
To our Fellow Shareholders:
We are pleased to report that we were able to increase our earnings as the result of increased average loans outstanding during the year, the reduction of the cost of deposits due to the re-pricing of certificates of deposit at lower market interest rate levels and higher gains on loan sales. The Company and Bank were challenged during 2010 by the continuing adverse economic environment, nationally and in our market area. We consistently monitored the quality of our loan portfolio, increasing loan loss reserves in recognition of the financial strain experienced by our loan customers during the current economic downturn
We maintained the Company’s total assets at a relatively constant level during the year. While loan originations increased during 2010, loans declined as we increased sales of the guaranteed portions of new Small Business Administration loans. We continue to originate loans, focusing on quality borrowers. Key measurements and events for the year ended December 31, 2010 include the following:
•
The Company’s net income was $1.4 million for the year ended December 31, 2010 as compared to net income of $678 thousand for the year ended December 31, 2009, a 109.6% increase, largely resulting from increased net interest income during 2010.

•	Net interest income, the Company’s main source of income, increased by 28.5% from $7.3 million in 2009 to $9.4 million in 2010.
•	Total assets increased by 1.4% from $200.4 million at December 31, 2009 to $203.1 million at December 31, 2010.
•	Net loans outstanding decreased by 0.8% from $183.1 million at December 31, 2009 to $181.7 million as of December 31, 2010.
•	Deposits increased by 0.8% from $178.6 million at December 31, 2009 to $180.1 million at December 31, 2010.
Our stronger earnings resulted from the increase in average earning assets, the careful management of loan pricing, the decline in the cost of funds and close scrutiny of operating expenses. We achieved higher earnings even as our loan loss expense was higher in 2010 as compared to 2009 as the result of the current economic environment’s adverse effect on some of our borrowers. We continue to closely monitor our loan portfolio for adverse effects from the weakened economy. At the same time, we continue to search for prudent lending opportunities while managing our growth to stay within well capitalized parameters. We are optimistic that our strong capital base, hands-on management approach to commercial lending, and continued measured growth path, will position us as a strong competitor when the economy recovers.
As always we appreciate your continued support of our bank through your referrals and patronage.
Very truly yours,

Milton D. Jernigan II	Richard J. Morgan
Chairman of the Board	President and CEO

SELECTED CONSOLIDATED FINANCIAL DATA
The following table shows selected historical consolidated financial data for CommerceFirst Bancorp, Inc. You should read it in conjunction with the historical consolidated financial information contained in the Consolidated Financial Statements for the year ended December 31, 2010 included in this Annual Report. Data for all periods are derived from the respective audited consolidated financial statements.

	Year Ended December 31,
(Dollars in thousands, except per share data.)	2010	2009	2008	2007	2006
Operation Statement Data:
Net interest income	$9,430	$7,341	$5,567	$5,895	$5,301
Provision for loan losses	$2,716	$1,616	$647	$45	$225
Noninterest income	$1,094	$720	$569	$620	$633
Noninterest expense	$5,434	$5,315	$5,028	$4,688	$3,652
Federal and state income tax expense	$951	$452	$166	$694	$774
Net income	$1,423	$678	$295	$1,088	$1,283

Per share data and shares outstanding:
Net income per share, basic	$0.78	$0.37	$0.16	$0.60	$0.71
Net income per share, diluted	$0.78	$0.37	$0.16	$0.59	$0.69
Book value at period end	$12.28	$11.50	$11.16	$11.02	$10.36

Average common shares outstanding during year	1,820,548	1,820,548	1,820,548	1,816,504	1,803,583
Diluted average common shares outstanding during year	1,820,548	1,820,548	1,820,548	1,848,195	1,846,462
Shares outstanding at period end	1,820,548	1,820,548	1,820,548	1,820,548	1,803,583

Financial Condition data:
Total assets	$203,124	$200,371	$166,569	$148,811	$141,270
Loans receivable (net)	$181,709	$183,102	$151,101	$124,670	$95,081
Allowance for loan losses	$3,174	$2,380	$1,860	$1,665	$1,614
Other interest-earning assets	$12,289	$8,382	$9,227	$18,358	$40,121
Total deposits	$180,110	$178,645	$145,241	$123,408	$112,205
Borrowings	$—	$—	$—	$4,306	$9,579
Stockholders’ equity	$22,365	$20,942	$20,311	$20,056	$18,687

Selected performance ratios:
Return on average earning assets	0.94%	0.51%	0.25%	1.07%	1.23%
Return on average equity	8.61%	4.54%	1.92%	7.47%	7.16%
Net interest margin	4.69%	4.00%	3.59%	4.38%	5.06%
Net interest spread	4.30%	3.32%	2.60%	3.10%	3.83%
Efficiency ratio	51.63%	65.94%	81.94%	72.21%	61.56%

Asset quality ratios:
Nonperforming loans to gross loans	3.94%	1.47%	3.80%	0.89%	0.65%
Allowance for loan losses to loans	1.72%	1.28%	1.22%	1.32%	1.67%
Allowance for loan losses to nonperforming loans	.44x	.87x	0.32x	1.48x	2.57x
Nonperforming assets to loans and other real estate	5.64%	2.76%	3.80%	0.89%	0.65%
Net loan charge-offs (recoveries) to average loans	1.04%	0.65%	0.33%	0.00%	0.26%

Capital ratios:
Total risk-based capital ratio	13.06%	12.25%	14.14%	16.48%	19.10%
Tier I risk-based capital ratio	11.80%	10.99%	12.91%	15.23%	17.84%
Leverage ratio	11.03%	10.43%	12.24%	13.91%	15.10%
Average equity to average assets	10.62%	11.03%	12.86%	13.93%	16.63%

MANAGEMENT’S DISCUSSION AND ANALYSIS
Forward — Looking Statements. Certain information contained in this discussion may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are generally identified by words such as “may,” “anticipates,” “believes,” “expects,” “plans,” “estimates,” “potential,” “continue,” “should,” and similar words or phrases. Such forward-looking statements involve known and unknown risks including, but not limited to, changes in general economic and business conditions, interest rate fluctuations, competition within and from outside the banking industry, new products and services in the banking industry, risk inherent in making loans such as repayment risks and fluctuating collateral values, problems with technology utilized by the Company, changing trends in customer profiles and changes in laws and regulations applicable to the Company or the banking industry as a whole. Although the Company believes that its expectations with respect to the forward-looking statements are based upon reliable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results, performance or achievements of the Company will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned against placing undue reliance on any such forward-looking statements. The Company does not undertake to update any forward-looking statements to reflect occurrences or events that may not have been anticipated as of the date of such statements.
This discussion and analysis provides an overview of the financial condition and results of operations of CommerceFirst Bancorp, Inc. (the “Company”) and CommerceFirst Bank (the “Bank”) for the years 2010 and 2009. It is intended that this discussion and analysis help the readers in their analysis of the accompanying audited Consolidated Financial Statements. You should read this discussion in conjunction with the Consolidated Financial Statements and Notes thereto provided elsewhere in this report.
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
The financial industry experienced significant volatility and stress as economic conditions worsened, unemployment increased and asset values declined during 2009 and 2010. While the Company did not have direct exposure to the upheaval in the residential mortgage loan market and did not invest in mortgage backed securities or the preferred stock of Freddie Mac and Fannie Mae, the slowing economy, declines in housing construction and the related impact on contractors and other small and medium sized businesses, has had an adverse impact on the Company’s business. This impact included increased levels of non-performing assets, loan charge-offs and increased loan loss provisions. While the Company believes that it has taken adequate reserves for the problem assets in its loan portfolio at December 31, 2010, there can be no assurance that the Company will not be required to take additional charge-offs or make additional provisions for nonperforming loans, or that currently performing loans will continue to perform. Additionally, there can be no assurance that the steps taken to stimulate the economy and stabilize the financial system will prove successful, or that they will improve the financial condition of the Company’s customers or the Company.
Overview
The Company’s assets increased modestly at December 31, 2010 from December 31, 2009, primarily reflecting an increase in cash and cash equivalents as the Company increased its liquidity position. Earnings improved as the result of the growth in average earning assets and the reduction of the cost of certificates of deposits due to re-pricing of these deposits to lower current market interest rates. The provision for loan losses continues to remain relatively high in recognition of the effect of uncertain economic conditions on the Company’s borrowers and collateral values as well as loan charge-offs. Key measurements and events for the period include the following:
•
The Company’s net income was $1.4 million for the year ended December 31, 2010 as compared to net income of $678 thousand for the year ended December 31, 2009, a 109.6% increase, largely resulting from increased net interest income during 2010.

•	Net interest income, the Company’s main source of income, increased by 28.5% from $7.3 million in 2009 to $9.4 million in 2010.
•	The provision for loan losses increased by 68.1% from $1.6 million in 2009 to $2.7 million during 2010.
•	Total assets increased by 1.4% from $200.4 million at December 31, 2009 to $203.1 million at December 31, 2010.
•	Net loans outstanding decreased by 0.8% from $183.1 million at December 31, 2009 to $181.7 million as of December 31, 2010.
•	Deposits increased by 0.8% from $178.6 million at December 31, 2009 to $180.1 million at December 31, 2010.
•	Non-interest income increased by 51.9% from $720 thousand for the year ended December 31, 2009 to $1.1 million for the year ended December 31, 2010.
•	Non-interest expenses increased by 2.2% from $5.3 million during 2009 to $5.4 million in 2010.
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

Financial Condition
The Company’s assets at December 31, 2010 were $203.1 million, an increase of $2.8 million or 1.4%, from December 31, 2009. The increase is primarily the result of the increase in cash and cash equivalents of $3.2 million offset by the decrease in loans of $1.4 million. Increases in deposits during 2010 were maintained in interest bearing cash deposits accounts at other financial institutions.
Loan Portfolio
At December 31, 2010, net loans totaled $181.7 million as compared to $183.1 million at December 31, 2009. The loan portfolio is comprised of commercial loans and real estate loans. The net decrease in loans is attributable to the $16 million decline, or 23.4%, in commercial and industrial loans, the increase of $15.4 million in real estate loans, or 13.2%, as well as a $0.8 million increase, or 33.4%, in the allowance for loan losses. The changes noted above reflect the effect of reclassifying approximately $9.5 million of commercial loans to real estate loans during the second quarter of 2010. The reclassification resulted from a review by the Company of the risk profile of the loan portfolio. The majority of the reclassified loans are to entities whose cash flow is directly or indirectly significantly dependent upon the sale, refinance, or management of real estate assets or collections of the entities’ financing of real estate. During 2010, the Company continued its efforts to originate real estate loans, where the Company has tangible collateral securing the loans. Real estate retains a value even in down markets unlike other collateral such as accounts receivable and business assets, which are more susceptible to significant declines in value. The real estate portfolio is largely composed of loans secured by commercial real estate. The Company has only approximately $1 million in acquisition and development loans secured by residential building lots. The Company’s residential loans consist of loans to investors in residential property for rental, and are primarily secured by one to four family properties.
The loan portfolio is the largest component of earning assets and accounts for the greatest portion of total interest income. At December 31, 2010, gross loans were $184.9 million, a 0.3% decline from the $185.5 million in gross loans outstanding at December 31, 2009. Loans consist of internally generated loans and participation loans purchased from other local community banks. Lending activity is confined to the Bank’s market area. The Company continues to seek quality credits. There has been no dilution of credit underwriting standards. The Company does not engage in foreign lending activities.
The following table sets forth information on the composition of the loan portfolio by type at December 31:

	2010		2009		2008
		Percentage		Percentage		Percentage
(In thousands)	Balance	of Loans	Balance	of Loans	Balance	of Loans
Commercial and Industrial loans	$44,645	24.1%	$63,959	34.5%	$54,195	35.4%
SBA loans	7,742	4.2%	4,517	2.4%	4,588	3.0%
Real estate loans:
Owner occupied	85,570	46.3%	73,327	39.5%	61,417	40.1%
Non owner occupied	47,040	25.4%	43,760	23.6%	32,790	21.5%

Total real estate loans	132,610	71.7%	117,087	63.1%	94,207	61.6%

	184,997	100.0%	185,563	100.0%	152,990	100.0%

Unearned loan fees, net	(114)		(81)		(29)
Allowance for loan losses	(3,174)		(2,380)		(1,860)

	$181,709		$183,102		$151,101

	2007		2006
		Percentage		Percentage
(In thousands)	Balance	of Loans	Balance	of Loans
Commercial and Industrial loans	$49,596	39.3%	$42,127	43.5%
SBA loans	3,841	3.0%	3,223	3.3%
Real estate loans:
Owner occupied	44,967	35.6%	**51,461	**53.2%
Non owner occupied	27,966	22.1%	**	**

Total real estate loans	72,933	57.7%	51,461	53.2%

	126,370	100.0%	96,811	100.0%

Unearned loan fees, net	(35)		(116)
Allowance for loan losses	(1,665)		(1,614)

	$124,670		$95,081

**	Delineation by use of real estate is not available.

Note:
The loan amounts and percentages for December 31, 2010 above reflect the effect of reclassifying approximately $9.5 million of commercial and industrial loans to real estate loans during the second quarter of 2010. Without the reclassification, the commercial and industrial loans would have comprised approximately 33.4% of the total loans at December 31, 2010.

Non owner occupied real estate loans include loans secured by residential property in the amount of $24.3 million, $22.1 million, $19.0 million in 2010, 2009 and 2008, respectively. Delineation as to residential verses commercial property for 2007 and 2006 is not available.
The tables below set forth the maturity and re-pricing distributions of the loan receivable portfolio as of December 31, 2010.

	LOAN MATURITIES AS OF DECEMBER 31, 2010
	1 year		After
(In thousands)	or less	>1-5 years	5 years	Total
Commercial and Industrial loans (1)	$26,030	$12,316	$13,978	$52,324
Real estate loans	33,698	25,888	73,087	132,673

Total loans receivable	$59,728	$38,204	$87,065	$184,997

(1)	Includes SBA loans

	LOAN RE- PRICING AS OF DECEMBER 31, 2010
	1 year		After
(In thousands)	or less	>1-5 years	5 years	Total
Loans with:
Fixed interest rates	$14,399	$33,556	$1,068	$49,023
Floating and adjustable interest rates	63,838	72,136	—	135,974

Total loans receivable	$78,237	$105,692	$1,068	$184,997

Allowance for Loan Losses
The allowance for loan losses was $3.2 million, or 1.72% of loans, at December 31, 2010 as compared to $2.4 million, or 1.28% of loans, at December 31, 2009. At December 31, 2010, non-accrual loans totaled $7.3 million as compared to $2.7 million at December 31, 2009. The increase is primarily attributable to increases in non-accrual real estate loans. The majority of the non-accrual loans are commercial real estate loans to businesses occupying the real estate collateral to conduct the borrowers’ primary business operations. The long period of reduced economic activity has negatively impacted these businesses resulting in the reduction of resources to make the required payments on the real estate loans. Loans charged off in 2010 totaled $1.9 million as compared to $1.1 million during 2009. Recoveries on charged off loans were $51 thousand during 2010 and $5 thousand during 2009.

Of the balance in the allowance account at December 31, 2010, “specific” reserves were $1.6 million, or 0.89% of gross loans outstanding, and “general” reserves were $1.5 million, or 0.83% of gross loans outstanding at December 31, 2010. Specific reserves are used to individually allocate an allowance for loans identified as impaired, or which otherwise exhibit adverse characteristics that suggest a heightened risk of non-collection. General reserves are those made with respect to unclassified loans in our portfolio based upon the methodology discussed below in order to maintain the allowance at a level which reflects our best estimate of the losses inherent in the portfolio with respect to such loans. Whether specific or general, amounts in the allowance for credit losses are available to absorb losses with respect to any loan. At December 31, 2009, the allowance for credit losses stood at $2.4 million, or 1.28% of outstanding gross loans. Of this amount, specific reserves were $0.9 million and general reserves were $1.5 million.
The allowance for loan losses is determined based upon various loss ratios applied to categories of loans except for loans rated substandard, doubtful or loss, which are evaluated separately and assigned specific reserve amounts, if necessary, based upon the evaluation. Loss ratios are applied to each category of loan to determine estimated loss amounts. Categories of loans are identified as commercial term or revolving loans, SBA loans, owner occupied real estate loans and non-owner occupied real estate loans. Additional loss ratios are also applied for risks factors identified beyond individual loan risks, such as economic conditions, underwriting exceptions and loan concentrations based upon management’s estimations of loss exposure. Loss ratios are determined based upon the Bank’s loan loss history adjusted for estimated losses for the effect of current economic conditions (currently stressed), any industry concentration or identified weakness in an industry, and credit management and underwriting policies changes, if any.
The Company monitors its loan portfolio for indications of weaknesses through the review of borrowers’ financial condition, cash flows, loan payment delinquencies, economic factors occurring in borrowers’ business sectors and other information which may come to the Company through its contacts in the market place. The determination of the effect of the weaknesses noted on the repayment of the loans is an ongoing process as to each borrower. The Company may set aside specific loss reserves during this process in amounts determined on subjective bases until such time as the collectability of the loan from the borrowers’ primary repayment source(s) is in doubt. During this time, secondary and tertiary repayment sources, including liquidation of collateral, are evaluated which may result in additional specific loss reserves being established. Independent or internal appraisals and evaluations are performed to determine potential recovery amounts, or range of amounts, from the loan collateral and other payment sources. Collateral values are subject to change depending on market factors, collateral condition and method and timing of liquidation efforts. Loans, or portions of loans, for which the Company does not expect to obtain repayment are charged-off. In most cases, the Company has established specific reserves for the amount of the loans’ losses prior to the point of charge-off.
At December 31, 2010, the range of the loss ratios used to determine estimated losses by loan category were: commercial loans — 1.0%; SBA loans — 6.85%; owner occupied mortgage loans — 0.21% and non-owner occupied mortgage loans — 0.69% to 1.50%. Additional losses are estimated based on additional identified risks factors, such as loans with underwriting exceptions, the level and direction of payment delinquencies and the level of unsecured credit. These additional loss estimates are not allocated to the separate loan categories.
The computed allowance for loan losses is tested through the use of the Company’s loan risk rating process. Loans are assigned a risk rating at their origination based upon rating criteria consistent with regulatory definitions. The risk ratings are adjusted, as necessary, if loans become delinquent, if significant adverse information is discovered regarding the underlying credit and, in the case of commercial loans and commercial real estate loans, the normal periodic review (usually annually) of the underlying credit indicate that a change in risk rating is appropriate. An estimated “low” and “high” loss percentage is applied to loans in each risk rating. These loss percentages increase as the loan risk rating increases. Estimated losses and reserves for loans rated as substandard, doubtful or loss are derived from the determination of the allowance for loan losses as discussed above as well as estimated losses resulting from risk factors identified beyond individual loan risks, such as economic conditions, underwriting exceptions and loan concentrations. Loss percentages used are generally based upon management’s best estimates considering losses incurred. Estimated “low” and “high” allowance for loan loss amounts are derived by accumulating the estimated losses using the “low” and “high” loss percentages for each risk rating and adding losses based upon separate loan evaluations and identified other risks. The actual allowance for loan losses is compared to this range to ascertain that it is situated within the range. At December 31, 2010, the “low” and “high” allowance determination resulted in a “low” allowance of 1.52% of loans and a “high” allowance of 1.77% of loans. The actual allowance for loan losses was 1.72% of loans.

The allowance for loan losses represents 1.72% and 1.28% of loans receivable at December 31, 2010 and December 31, 2009, respectively. The increase in the allowance for loan losses as a percent of loans at December 31, 2010 as compared to December 31, 2009 resulted from increased specific reserves as well as general reserves reflecting the effects of the current economic conditions on the Company’s borrowers. During 2010, there were no significant changes made in the estimation methods or assumptions used in the determination of the allowance for loan losses at December 31, 2010 as compared to December 31, 2009 apart from changes to loss factors based on management’s perception of economic environmental factors and trends. In addition, on at least a quarterly basis, the recorded allowance for loan losses (as a percent of loans) is compared to peer group levels to ascertain the reasonableness of the estimate. Management believes that the allowance for loan losses is adequate at December 31, 2010.
The activity in the allowance for credit losses for the years ended December 31 is shown in the following table:

(In thousands)	2010	2009	2008	2007	2006
Allowance for loan losses:
Beginning balance	$2,380	$1,860	$1,665	$1,614	$1,615
Charge-offs — Commercial and Industrial loans	(1,140)	(500)	(179)	(72)	(226)
Charge-offs — SBA loans	(447)	(463)	(318)	—	—
Recoveries — Commercial and Industrial loans	26	—	45	78	—
Recoveries — SBA loans	25	5	—	—	—
Real estate loans:
Charge-offs — Owner occupied	—	(138)	—	—	—
Charge-offs — Non owner occupied	(386)	—	—	—	—

Net recoveries (charge-offs)	(1,922)	(1,096)	(452)	6	(226)

Provision for loan losses	2,716	1,616	647	45	225

Ending balance	$3,174	$2,380	$1,860	$1,665	$1,614

Net recoveries (charge-offs) to average loans	(1.04%)	(0.65%)	(0.33%)	0.00%	(0.26)%
During 2010, loans to twelve borrowers and related entities totaling $1.9 million were determined to be uncollectible and were charged-off. Of this amount, $447 thousand represented the uninsured portion of SBA loans. The foreclosure of one commercial real estate loan resulted in a charge-off of $138 thousand in 2009. During 2009 nine commercial loans totaling $1.1 million, of which $463 thousand were the uninsured portion of SBA loans, were determined to be uncollectible and charged-off. Recoveries of $51 thousand and $5 thousand previously charged-off were realized during 2010 and 2009, respectively.
The following table shows the allocation of the allowance for credit losses at the dates indicated. The allocation of portions of the allowance to specific categories of loans is not intended to be indicative of future losses, and does not restrict the use of the allowance to absorb losses in any category of loans.
ALLOWANCE FOR LOAN LOSSES BY CATEGORY

	December 31, 2010		December 31, 2009
		% of Loans in		% of Loans in
	Allocated	each Category to	Allocated	each Category to
	Allowance	Total Loans	Allowance	Total Loans
(In thousands)	Amount	Receivable	Amount	Receivable
Commercial and Industrial loans	$1,023	24.1%	$1,165	33.9%
SBA loans	627	4.2%	733	3.1%
Real estate loans:
Owner occupied	682	46.2%	199	39.5%
Non owner occupied	715	25.5%	237	23.5%

Total real estate loans	1,397	71.7%	436	63.0%

Unallocated to loan type	127	—	46	—

	$3,174	100.0%	$2,380	100.0%

	December 31, 2008		December 31, 2007
		% of Loans in		% of Loans in
	Allocated	each Category to	Allocated	each Category to
	Allowance	Total Loans	Allowance	Total Loans
(In thousands)	Amount	Receivable	Amount	Receivable
Commercial and Industrial loans	$789	35.2%	$941	37.9%
SBA loans	749	3.9%	343	4.4%
Real estate loans:
Owner occupied	212	39.3%	217	44.6%
Non owner occupied	105	21.6%	56	13.1%

Total real estate loans	317	60.9%	273	57.7%

Unallocated to loan type	5	—	108	—

	$1,860	100.0%	$1,665	100.0%

	December 31, 2006
		% of Loans in
	Allocated	each Category
	Allowance	to Total Loans
(In thousands)	Amount	Receivable
Commercial and Industrial loans and SBA loans*	$642	46.8%
Real estate loans*	972	53.2%
Unallocated to loan type	—	—

* Delineation of loans by specific type not available	$1,614	100.0%

The Company has also established a reserve for unfunded commitments that is recorded by a provision charged to other expenses. At December 31, 2010 the balance of this reserve was $60 thousand. The reserve, based on evaluations of the collectability of loans, is an amount that management believes will be adequate over time to absorb possible losses on unfunded commitments (off-balance sheet financial instruments) that may become uncollectible in the future.
Loan Quality
In its lending activities, the Company seeks to develop sound credits with customers who will grow with the Company. There has not been an effort to rapidly build the portfolio and earnings at the expense of asset quality. At the same time, the extension of credit inevitably carries some risk of non-payment. Loans on which the accrual of interest has been discontinued amounted to $7.3 million and $2.7 million at December 31, 2010 and 2009, respectively. During the fourth quarter of 2010, the borrowers of several larger commercial real estate loans experienced significant financial difficulty as the result of declines in their business operations. Most of these loans were owner occupied real estate loans. Interest that would have been accrued under the terms of these loans totaled $324 thousand and $164 thousand for the years ended December 31, 2010 and 2009, respectively. No interest was included in income in respect to such loans after being placed in non-accrual status as prior uncollected interest was reversed from income. The Company has no commitments to loan additional funds to the borrowers of impaired or non-accrual loans. The accrual of interest on loans is discontinued when a scheduled loan payment has become over ninety days past due.

Non-accrual loan activity is summarized as follows for the years ended December 31:

(In thousands)	2010	2009	2008	2007	2006
Balance at the beginning of the year	$2,734	$5,819	$1,125	$628	$592
New loans placed on non-accrual	7,846	2,427	5,046	569	262
Less:
Loan restored to interest earning status	—	1,266	—	—	—
Paid-off: sold in foreclosure	—	576	—	—	—
Other real estate owned additions	945	2,462	—	—	—
Charge offs	1,973	1,101	236	72	226
Other including payments received	379	107	116	—	—

Balance at the end of the year	$7,283	$2,734	$5,819	$1,125	$628

Comparative information regarding the non-accrual loans at December 31, 2010 and December 31, 2009 follows:

(In thousands)	2010	2009
Loans classified as impaired with specific reserves	$6,438	$2,519
Loans classified as impaired with no specific reserves	845	215

Total loans classified as impaired	$7,283	$2,734

Allowance for loan losses on impaired loans	$1,521	$922
Average balance of impaired loans during year	$3,419	$4,559
Non-accrual loans with specific reserves at December 31, 2010 are comprised of $963 thousand of commercial loans, $388 thousand of SBA loans, $3.1 million of owner occupied real estate loans and $2 million of non-owner occupied real estate loans. All of these loans are in various stages of collection.
The following table shows the amounts of non-performing assets on the dates indicated:

	December 31:
In thousands	2010	2009	2008	2007	2006
Nonaccrual loans:
Commercial and Industrial	$963	$2,280	$1,676	$868	$628
SBA	388	454	542	257
Real estate — owner occupied	3,956	—	3,601	—	—
Real estate — non owner occupied	1,976	—	—	—	—
Accrual loans —past due 90 days and over	—	—	—	—	—

Total non-performing loans	7,283	2,734	5,819	1,125	628

Other real estate owned	3,324	2,462	—	—	—

Total non-performing assets	$10,607	$5,196	$5,819	$1,125	$628

Accruing Troubled Debt Restructured loans	$3,985	$1,263	—	—	—
Allowance for loan losses to total non-performing loans	43.6%	87.1%	32.0%	148.0%	257.0%
Non-performing loans to total loans	3.94%	1.47%	3.80%	0.89%	0.65%
Non-performing assets to total assets	5.22%	2.59%	3.49%	0.76%	0.44%
The Company had no loans past due over ninety days and still accruing interest at December 31, 2010 or December 31, 2009. No interest was included in net income in respect of impaired loans after they were placed on non-accrual status. The accrual of interest on loans is discontinued when, in management’s opinion, the full collection of principal or interest is in doubt, or a scheduled loan payment has become over ninety days past due.
Management has not identified any other loans which it has serious doubts as to the ability of the borrower to comply with the present repayment terms.

Real estate acquired through or in the process of foreclosure is recorded at fair value less estimated disposal costs. The Company periodically evaluates the recoverability of the carrying value of the real estate acquired through foreclosure using current estimates of fair value when it has reason to believe that real estate values have declined for the particular type and location of the real estate owned. In the event of a subsequent decline, an allowance would be provided to reduce real estate acquired through foreclosure to fair value less estimated disposal cost. The Company acquired through foreclosure a commercial building with a fair value of approximately $653 thousand in March 2009. Because of the decline in real estate values in this building’s area, the Company has reduced the carrying value of this owned building by $153 thousand during 2010 with an offsetting increase in non-interest expenses. The Company acquired another commercial building by foreclosure in November 2009 with a fair value of approximately $1.8 million. The Company is leasing these properties to others under short term leases as it offers them for sale. The Company also acquired through foreclosure five residential properties, comprised of four condominium units and one single family residence, during the fourth quarter of 2010.
Further information regarding the Company’s loan portfolio, including nonaccrual loans and Troubled Debt Restructured loans, is contained in Note 4 — Loans and Allowance for Loan Losses in the accompanying Consolidated Financial Statements.
Investments
The Company does not maintain an investment securities portfolio as the portfolio was reduced to zero in December 2009 as the sole security in the portfolio was redeemed. The Company is maintaining its liquid assets in its account at the Federal Reserve and fully FDIC insured certificates of deposits in other financial institutions for safety and liquidity purposes. The Company will make additional securities investments when interest rates have increased and the Company has sufficient excess liquidity
All investments securities, if any are held, are classified as “available for sale” and are reflected in the statement of financial condition at their fair value.
The table below presents the composition and carrying amounts of securities in the investment securities portfolio, all of which are classified as available-for-sale and thus recorded at fair value, and investments in restricted stock, recorded at cost, as of December 31, 2010, 2009 and 2008.

(In thousands)	2010	2009	2008
Investment securities:
U.S Treasuries	$—	$—	$3,086
Restricted stock:
Federal Reserve Bank stock	465	465	405
Corporate equities	62	62	62

Total securities	$527	$527	$3,553

The restricted stocks do not have maturity dates and are carried at cost on the Company’s books. The Company received a semi-annual cash dividend on the Federal Reserve Bank stock that it owns at a 6% annual rate. Earnings on the other restricted stock are immaterial.
At December 31, 2010, there were no issuers whose securities owned by the Company have a book or market value exceeding ten percent of the Company’s stockholders’ equity.
Deposits and Liquidity Management
The Company currently has no business other than that of the Bank and does not currently have any material funding commitments unrelated to that business. The Bank’s principal sources of funds for loans, investments and general operations are deposits from its primary market area, principal and interest payments on loans, and proceeds from maturing investment securities. Its principal funding commitments are for the origination or purchase of loans and the payment of maturing deposits, and the payment for checks drawn upon it. The Bank’s most liquid assets are cash and cash equivalents, which are cash on hand, amounts due from other financial institutions including the Federal Reserve and Federal funds sold, if any. The levels of such assets are dependent on the Bank’s lending, investment and operating activities at any given time. The variations in levels of liquid assets are influenced by deposit flows and loan demand, both current and anticipated.

The Company’s deposits consist of demand deposits, NOW accounts, money market accounts, savings accounts and certificates of deposit. These accounts provide the Company with a relatively stable source of funds. The Company generally targets larger deposit relationships by offering competitive interest rates on certificates of deposit of $75 thousand or more in our local markets. Deposits from the local market areas are supplemented with out-of-area deposits comprised of funds obtained through the use of deposit listing services (national market certificates of deposit), deposits obtained through the use of brokers and through the Certificates of Deposit Account Registry Service (CDARS) program. As a result, a substantial portion of our deposits, 24.5% at December 31, 2010 and 37.8% at December 31, 2009, are comprised of certificate of deposit accounts of $100 thousand or more. Total certificates of deposit represent 68.5% of deposits at December 31, 2010 and 77.9% of deposits at December 31, 2009.
The Company’s reliance on certificates of deposit, including the use of larger denomination certificates of deposit and brokered deposits, facilitates funding the growth in the loan portfolio. The Company has relied on certificates of deposit as a primary funding source and has used larger certificates of deposits as a funding source since its inception. While sometimes requiring higher interest rates, such funds carry lower acquisition costs (marketing, overhead costs) and can be obtained when required at the maturity dates desired. Substantially all of the deposit accounts over $100 thousand are fully insured by the FDIC through differing ownership and trustee arrangements and the insured deposit limit of $250 thousand. All of the brokered deposits and national market deposits are fully insured by the FDIC. This insurance and the strong capital position of the Company reduce the likelihood of large deposit withdrawals for reasons other than interest rate competition. Interest rates on these deposits can be, but are not always, higher than other deposits products. There is, however, a risk that some deposits would be lost if rates were to increase and the Company elected not to remain competitive with its own deposit rates. Under those conditions, the Company believes that it is positioned to use other sources of funds, such as borrowing on its unsecured credit facilities with other banks or the sale of loans.
At December 31, 2010, deposits totaled $180.1 million as compared to $178.6 million at December 31, 2009. The $1.5 million increase in deposits resulted from the $2.7 million increase in noninterest bearing deposits, the $12.6 million increase in savings accounts balance, the decline of $15.8 million in the amount of certificates of deposit and the increase of $2 million in other deposit accounts. There were $33.1 million and $44.8 million of brokered certificates of deposit at December 31, 2010 and December 31, 2009, respectively. Included in these brokered deposits at December 31, 2010 are $8.3 million of certificates of deposits received in exchange for the placement of the Company’s customers’ deposit funds with other financial institutions under the CDARS program. Included in deposits are deposits of officers and directors (and their affiliated entities) of $13.0 million at December 31, 2010.
As a result of the enactment of the Dodd-Frank Act, banks are no longer prohibited from paying interest on demand deposit accounts, including those from businesses, effective in July 2011. If the Company starts to pay interest on these accounts, its net interest margin would decline. It is not clear what effect the elimination of this prohibition will have on the Bank’s interest expense, allocation of deposits, deposit pricing, loan pricing, net interest margin, ability to compete, ability to establish and maintain customer relationships, or profitability.
Deposits are summarized below as of dates indicated:

	December 31,	%	December 31:
In thousands	2010	Change	2009	2008	2007
Non-interest bearing deposits	$23,760	13.0%	$21,024	$23,599	$19,246
Interest bearing deposits:
NOW accounts	1,279	313.9%	$309	$1,247	$2,440
Money Market accounts	8,824	12.5%	7,841	13,049	16,268
Savings accounts	22,962	121.2%	10,379	148	36
Certificates of deposit accounts:
Less than $100,000	79,209	10.6%	71,593	37,539	11,383
$100,000 or more	44,076	(34.7%)	67,499	69,659	74,035

Total interest bearing deposits	156,350	(0.8%)	157,621	121,642	104,162

Total deposits	$180,110	0.8%	$178,645	$145,241	$123,408

The table below shows the maturities of certificates of deposit:

	December 31, 2010
	CDs of $100,000
In thousands	or more	All CDs
Three months or less	$9,228	$21,682
Over three months to six months	15,492	28,124
Over six months to twelve months	7,486	29,325
Over twelve months through three years	9,058	36,497
Over three years	2,812	7,657

Total	$44,076	$123,285

The table below shows the source of the Company’s certificate of deposits (CDs) as well as the amount equal to or greater than $100,000 at December 31, 2010:

	CDs with balances	CDs with balances
	of less than	of $100,000 or
Source	$100,000	greater	Total
(thousands)
Local markets	$7,997	$30,783	$38,780
National market	50,990	448	51,438
CDARS program:
Customers’ funds	450	7,812	8,262
Proprietary funding	5,172	3,830	9,002
Other brokered funds	14,600	1,203	15,803

Total	$79,209	$44,076	$123,285

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
The Company’s short term liquid assets of cash and cash equivalents were $13.7 million, or 6.8% of assets at December 31, 2010 and $10.5 million, or 5.2%, at December 31, 2009. Continued growth in deposits will be required to fund any loan growth. Accordingly, the Company intends to maintain a competitive posture in its deposit interest rate offerings. While adequate liquidity is imperative, excess liquidity has the effect of a lower interest margin, as funds not invested in loans are placed in short-term investments that earn significantly lower yields.
The Bank has available unsecured credit facilities for short-term liquidity needs from financial institutions of $8,500,000 at December 31, 2010 and 2009. There were no borrowings outstanding under these credit arrangements at December 31, 2010 and 2009.
The Company believes its levels of liquidity are adequate to conduct the business of the Company and Bank.
Stockholders’ Equity
Total stockholders’ equity was $22.4 million at December 31, 2010 representing an increase of $1.4 million from December 31, 2009. The increase from December 31, 2009 was attributable to the net income of the Company of $1.4 million.

At December 31, 2010, the Company and the Bank continued to exceed all regulatory capital requirements to be considered “well capitalized” under federal regulations. The Company believes its level of capital is adequate to conduct the business of the Company and Bank.
RESULTS OF OPERATIONS
Net income for the year ended December 31, 2010 was $1.4 million ($0.78 basic and diluted earnings per share), an increase of $745 thousand, or 109.9%, from the net income of $678 thousand ($0.37 basic earnings and diluted earnings per share) during 2009. Net income increased in 2010 as compared to 2009 primarily because of the increase in net interest income of $2.1 million and the increase in non-interest income of $374 thousand. These increases were offset by increased provisions for loan losses of $1.1 million and increased non-interest expenses of $119 thousand (all amounts are before tax effects).
Return on equity, return on assets and ratio of equity to assets are as follows:

	Year Ended December 31,
	2010	2009	2008

Return on Average Equity	8.61%	4.54%	1.92%

Return on Average Earning Assets	0.94%	0.51%	0.25%

Ratio of Average Equity to Average Assets	10.62%	11.03%	12.86%
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
Total interest income increased by $632 thousand or 5.3% to $12.6 million for the year ended December 31, 2010 as compared to $11.9 million in 2009. This increase was primarily attributable to the growth in average earning assets. The increase attributable to this growth was somewhat offset by the reduction in yield on earning assets. Average interest earning assets increased by $17.9 million or 6.2% during 2010 as compared to 2009; however, the yield on earning assets decreased to 6.24% in 2010 from 6.51% in 2009.
Interest expense decreased by $1.5 million, or 31.8% to $3.1 million for the year ended December 31, 2010 as compared $4.6 million in 2009. This decrease was attributable to the decrease in the cost of deposits during 2010 to 1.94% from 3.19% in 2009. This decrease resulted primarily from the re-pricing or replacement of higher rate certificates of deposit as they matured during 2010. The effect of the reduction in the cost of deposits was partially offset by the increase in average interest bearing liabilities of $17.4 million, or 12.1%.
Net interest income was $9.4 million in 2010, a $2.1 million increase from the $7.4 million net interest income in 2009, a 28.5% increase. The increase in net interest income results primarily from the growth in earning assets and the reduction in interest costs resulting from the re-pricing of the interest bearing liabilities during 2010.
The following table provides information for the designated periods with respect to average balances, income and expense and annualized yields and costs associated with various categories of interest earning assets and interest bearing liabilities for the past three years. Non-accrual loans have been included in loans receivable in the tables. The table includes a measurement of spread and margin. Interest spread is the mathematical difference between the average interest yield on interest earning assets and average interest paid on interest bearing liabilities. Interest margin is the net interest yield on interest earning assets and is derived by dividing net interest income by average interest earning assets.

AVERAGE BALANCES, RATES AND INTEREST INCOME AND EXPENSE

	Years Ended
	2010			2009
	Average		Yield/	Average		Yield/
(In thousands)	Balance	Interest	Rate	Balance	Interest	Rate
Assets:
Interest Earning Assets:
Loans receivable	$184,036	$12,474	6.78%	$169,888	$11,791	6.94%
Investment securities	527	28	5.31%	2,391	108	4.52%
Interest bearing deposits	16,619	58	0.35%	10,127	26	0.26%
Federal funds sold	32	—	0.00%	949	3	0.32%

Total Interest Earning Assets	201,214	12,560	6.24%	183,355	11,928	6.51%

Less allowance for loan losses	(2,461)			(2,146)
Non-Interest Earning Assets	8,455			5,830

Total Assets	$207,208			$187,039

Liabilities and Stockholders’ Equity:
Interest Bearing Liabilities:
Interest bearing demand deposits	$746	$1	0.07%	$1,600	$1	0.06%
Money market deposit accounts	7,946	36	0.45%	11,942	63	0.53%
Savings accounts	17,465	223	1.28%	3,942	71	1.80%
Certificates of deposit	135,237	2,871	2.12%	126,451	4,452	3.52%
Securities sold under agreements to repurchase	—	—		—	—

Total Interest Bearing Liabilities	161,394	3,131	1.94%	143,935	4,587	3.19%

Non-Interest Bearing Liabilities:
Demand deposits	22,996			21,413
Other	807			1,058

Total Liabilities	185,197			166,406

Stockholders’ Equity	22,011			20,633

Total Liabilities and Equity	$207,208			$187,039

Net Interest Income		$9,430			$7,341

Net Interest Spread			4.30%			3.32%

Net Interest Margin			4.69%			4.00%

Yields on securities are calculated based on amortized cost. Loans receivable include nonaccrual loans.
AVERAGE BALANCES, RATES AND INTEREST INCOME AND EXPENSE

	Year Ended
	2008
	Average		Yield/
(In thousands)	Balance	Interest	Rate
Assets:
Interest Earning Assets:
Loans receivable	$138,166	$10,130	7.31%
Investment securities	7,718	341	4.41%
Interest bearing deposits	306	8	2.61%
Federal funds sold	8,654	171	1.97%

Total Interest Earning Assets	154,844	10,650	6.86%

Less allowance for loan losses	(1,738)
Non-Interest Earning Assets	5,971

Total Assets	$159,077

Liabilities and Stockholders’ Equity:
Interest Bearing Liabilities:
Interest bearing demand deposits	$1,373	$3	0.22%
Money market deposit accounts	17,852	321	1.79%
Savings accounts	91	—	—
Certificates of deposit	97,124	4,729	4.86%
Securities sold under agreements to repurchase	2,651	302	1.13%

Total Interest Bearing Liabilities	119,091	5,083	4.26%

	Year Ended
	2008
	Average		Yield/
Continued (In thousands)	Balance	Interest	Rate
Non-Interest Bearing Liabilities:
Demand deposits	18,608
Other	917

Total Liabilities	138,616

Stockholders’ Equity	20,461

Total Liabilities and Equity	$159,077

Net Interest Income		$5,567

Net Interest Spread			2.60%

Net Interest Margin			3.59%

Yields on securities are calculated based on amortized cost. Loans receivable include nonaccrual loans.
The increase in net interest margin and net interest spread in 2010 as compared to 2009 primarily results from the Bank’s reduction of cost of deposits as the result of re-pricing or replacing higher rate certificates of deposit as they matured during 2010.
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
RATE/VOLUME ANALYSIS

	2010 vs. 2009			2009 vs. 2008
	Increase (Decrease)			Increase (Decrease)
	Due to			Due to
In thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest-Earning Assets:
Federal funds sold	$(3)	$—	$(3)	$(152)	$(16)	$(168)
Interest bearing deposits	18	14	32	18	—	18
Investment portfolio	(78)	(2)	(80)	(258)	24	(234)
Loans receivable	982	(299)	683	2,325	(664)	1,661

Net Change in Interest Income	919	(287)	632	1,933	(656)	1,277

Interest Bearing Liabilities:
Interest bearing deposits	602	(2,059)	(1,457)	1,193	(1,660)	(467)
Other borrowed funds	—	—	—	—	—	—
Securities sold under agreements to repurchase	—	—	—	(30)	—	(30)

Net Change in Interest Expense	602	(2,059)	(1,457)	1,163	(1,660)	(497)

Change in Net Interest Income	$317	$1,772	$2,089	$770	$1,004	$1,774

Provision for Loan Losses
The provision for loan losses represents the expense recognized to fund the allowance for loan losses. The loan loss expense of $2.7 million for the year ended December 31, 2010 reflected an increase of $1.1 million from the provision of $1.6 million for the year ended December 31, 2009. This increase is the result of specific valuation reserves of $2.0 million on loans experiencing repayment problems as well as increases in general reserves in recognition of adverse economic conditions that are effecting the Company’s borrowing customers.

Additionally, the Bank has established a reserve for unfunded commitments that is recorded by a provision charged to other expenses. The balance of this reserve was $60 thousand and $54 thousand at December 31, 2010 and 2009, respectively. The reserve is an amount that management believes will be adequate over time to absorb possible losses on unfunded commitments (off-balance sheet financial instruments) that may become uncollectible in the future.
Non-interest Income
Non-interest income principally consists of gains from the sale of the guaranteed portion of Small Business Administration (SBA) loans and from deposit account services charges. For the year ended December 31, 2010, gains on sales of the guaranteed portion of SBA loans was $615 thousand as compared to $257 thousand during 2009. Generally, the Company desires to sell the guaranteed portion of most additional SBA loans resulting in a continuing stream of income that may vary significantly from quarter to quarter, depending in part upon the volume of loans actually sold. Deposit account service charges and other income amounted to $479 thousand during the year ended December 31, 2010 as compared to $463 thousand in 2009, reflecting an increase in the number of accounts subject to service charges on such deposit accounts. This increase was somewhat offset by declines in net rental income from rental of other real estate owned properties caused by additional expenses to maintain the properties. When possible, the Company leases OREO to others while awaiting final resolution of the properties. During 2010 and 2009, rental income less expenses totaled $3 thousand and $19 thousand, respectively.
Non-interest Expense
Total non-interest expenses increased by $119 thousand during the 2010 as compared to those in 2009, a 2.24% increase. The 2009 expenses included $86 thousand of a FDIC special insurance assessment whereas no special assessment was charged during 2010. The 2010 expenses reflect $153 thousand of provision for declining value of other real estate owned; no such provision was expensed in 2009. In each year, salary and benefit expense was the largest component of non-interest expenses: $3.0 million in 2010 and $2.9 million in 2009. The Company continues to control its expenses even during periods of asset growth.
Income Taxes
The Company uses the liability method of accounting for income taxes as required by ASC 740, Accounting for Income Taxes. Under the liability method, deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the enacted rates that will be in effect when these differences reverse. Income tax expense for 2010 was $951 thousand, 40.0% of pretax income and $452 thousand, 40.0% of pretax income in 2009.
Off-Balance Sheet Arrangements
With the exception of the Bank’s obligations in connection with its irrevocable letters of credit and loan commitments, the Bank has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Bank’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources, that is material to investors. For additional information on off-balance sheet arrangements, please see Note 9 to the Consolidated Financial Statements.
Interest Rate Risk Management
Banks and other financial institutions are dependent upon net interest income, the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities. Changes in interest rates inevitably have an impact on interest income. GAP, a measure of the difference in volume between interest bearing assets and interest bearing liabilities, is a means of monitoring the sensitivity of a financial institution to changes in interest rates. The chart below provides an indicator of the rate sensitivity of the Company. A positive GAP indicates the degree to which the volume of repriceable assets exceeds repriceable liabilities in particular time periods. The Company has a negative GAP, a liability sensitive position, for a one year period which would generally indicate decreased net interest income in a rising rate environment and increased net interest income in a declining rate environment. However, this measurement of interest rate risk sensitivity represents a static position as of a single day and is not necessarily indicative of the interest rate risk position at any other point in time, does not take into account the sensitivity of yields and costs of specific assets and liabilities to changes in market rates, and does not take into account the specific timing of, or the extent to which, changes to a specific asset or liability will occur. Further this measurement does not take into account the effect of competitive factors on interest rates, and the effect of changes in interest rates on the capacity of customers to meet their obligations. The Company will be addressing the current negative GAP level for the purpose of reducing its exposure to interest rate changes, although there can be no assurance that the Company’s efforts will be successful in reducing its exposure to interest rate changes, or that it will correctly predict the timing and magnitude of changes in interest rates.

RATE SENSITIVITY ANALYSIS (Static GAP)
December 31, 2010

	0-3	4-12	>1-3	>3<5
(In thousands)	Months	Months	Years	Years	5 YRS +	Total
Interest earning assets
Interest bearing deposits	$12,289	$—	$—	$—	$—	$12,289

Loans*	61,060	13,115	56,384	45,972	1,069	177,600

Total	73,349	13,115	56,384	45,972	1,069	189,889

Interest bearing liabilities
Savings/Money
Market/NOW	33,065	—	—	—	—	33,065
Certificates of deposit	21,681	57,450	36,497	7,657	—	123,285

Total	54,746	57,450	36,497	7,657	—	156,350

GAP:
Period	$18,603	(44,335)	19,887	38,315	1,069	$33,539

Cumulative		$(25,732)	$(5,845)	$32,470	$33,539

*	Loan amounts above exclude $7.3 million of loans on non-interest accrual.
Capital Resources and Adequacy
The assessment of capital adequacy depends on a number of factors such as asset quality, liquidity, earnings performance, and changing competitive conditions and economic forces. The adequacy of the Company’s capital is reviewed by management on an ongoing basis. Management seeks to maintain a capital structure that will assure an adequate level of capital to support anticipated asset growth and to absorb potential losses. The ability of the Company to grow is dependent on the availability of capital with which to meet regulatory capital requirements. To the extent the Company is successful it may need to acquire additional capital through the sale of additional common stock, other qualifying equity instruments, such as trust preferred securities, or subordinated debt. There can be no assurance that additional capital will be available to the Company on a timely basis or on attractive terms.
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

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company will be subject to the capital guidelines when its assets exceed $500 million, it engages in certain highly leveraged activities or it has publicly issued debt. The Company’s and the Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. At December 31, 2010, the Company and the Bank were in full compliance with these guidelines, as follows:

			Minimum Ratios
	December 31,	December 31,	To be “Adequately	To be “Well
	2010	2009	Capitalized”	Capitalized”
Total capital:
Company	13.1%	12.3%	8.0%	N/A
Bank	12.3%	11.5%	8.0%	10.0%
Tier I:
Company	11.8%	11.0%	4.0%	N/A
Bank	11.1%	10.2%	4.0%	6.0%
Leverage Total:
Company	11.0%	10.4%	4.0%	N/A
Bank	10.3%	9.7%	4.0%	5.0%
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
Market for Common Stock and Dividends
The Company’s Common Stock is listed for trading on the NASDAQ Capital Market under the symbol “CFMB.” The following table sets forth the high and low sales prices for the Common Stock during each calendar quarter of 2010 and 2009. These quotations do not necessarily reflect the intrinsic or market values of the Common Stock. As of December 31, 2010, there were 1,820,548 shares of Common Stock outstanding, held by approximately 300 shareholders of record.

	2010		2009
	High	Low	High	Low
First Quarter	$7.75	5.75	$5.60	4.05
Second Quarter	9.40	7.60	6.25	4.50
Third Quarter	9.76	8.29	6.75	5.26
Fourth Quarter	10.68	8.50	6.25	5.08
From its organization through December 31, 2010 the Company has not paid any dividends. The payment of dividends by the Company may depend largely upon the ability of the Bank, its sole operating business, to declare and pay dividends to the Company. Regulations of the Federal Reserve Board and Maryland law place limits on the amount of dividends the Bank may pay to the Company without prior approval. Prior regulatory approval is required to pay dividends which exceed the Bank’s net profits for the current year plus its retained net profits for the preceding two calendar years, less required transfers to surplus. Additionally, without prior approval, the Bank may pay dividends only out of its undivided profits. Even if the Bank and the Company have earnings in an amount sufficient to pay dividends, the Board of Directors may determine to retain earnings for the purpose of funding the growth of the Company and the Bank.
Financial Statements
The audited financial statements for the Company as of December 31, 2010 and 2009 and for each of the years then ended are included herewith.

TGM GROUP LLC LETTERHEAD
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
CommerceFirst Bancorp, Inc. and Subsidiary
Annapolis, Maryland
We have audited the accompanying consolidated statements of financial condition of CommerceFirst Bancorp, Inc. and subsidiary as of December 31, 2010 and 2009, and the related consolidated statement of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2010. CommerceFirst Bancorp, Inc. and subsidiary’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CommerceFirst Bancorp, Inc. and subsidiary as of December 31, 2010 and 2009, and the consolidated results of their operations and their consolidated cash flows for each of the years in the two-year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.
Salisbury, Maryland
March 3, 2011

CommerceFirst Bancorp, Inc. and Subsidiary
Consolidated Statements of Financial Condition
December 31, 2010 and December 31, 2009
(Dollars in thousands)

	December 31,	December 31,
	2010	2009
ASSETS

Cash and due from banks	$1,437	$2,106
Interest bearing deposits	12,289	8,228
Federal funds sold	—	154

Cash and cash equivalents	13,726	10,488
Investments in restricted stocks, at cost	527	527

Loans receivable	184,883	185,482
Allowance for loan losses	(3,174)	(2,380)

Net loans receivable	181,709	183,102

Premises and equipment, net	556	739
Accrued interest receivable	750	681
Deferred income taxes	1,133	919
Other real estate owned	3,324	2,462
Other assets	1,399	1,453

Total Assets	$203,124	$200,371

LIABILITIES

Non-interest bearing deposits	$23,760	$21,024
Interest bearing deposits	156,350	157,621

Total deposits	180,110	178,645

Accrued interest payable	106	184
Other liabilities	543	600

Total Liabilities	180,759	179,429

STOCKHOLDERS’ EQUITY
Common stock — $.01 par value; authorized 4,000,000 shares
Issued and outstanding: 1,820,548 shares at December 31, 2010 and at December 31, 2009	18	18
Additional paid-in capital	17,853	17,853
Retained earnings	4,494	3,071

Total Stockholders’ Equity	22,365	20,942

Total Liabilities and Stockholders’ Equity	$203,124	$200,371

The accompanying notes are an integral part of these consolidated financial statements.

CommerceFirst Bancorp, Inc. and Subsidiary
Consolidated Statements of Operations
For the Years Ended December 31, 2010 and 2009
(Dollars in thousands except per share data)

	December 31,	December 31,
	2010	2009
Interest income:
Interest and fees on loans	$12,474	$11,791
U.S. Treasury securities	—	82
Investment in stocks	28	26
Interest bearing deposits	58	26
Federal funds sold	—	3

Total interest income	12,560	11,928

Interest expense:
Deposits	3,130	4,587

Total interest expense	3,130	4,587

Net interest income	9,430	7,341

Provision for loan losses	2,716	1,616

Net interest income after provision for loan losses	6,714	5,725

Non-interest income:
Gain on sale of SBA loans	615	257
Service charges and other income	479	463

Total non-interest income	1,094	720

Non-interest expenses:
Compensation and benefits	2,961	2,903
Legal and professional	235	250
Rent and occupancy	567	558
Marketing and business development	76	58
FDIC insurance	321	366
Data processing	147	139
Support services	194	185
Communications	129	121
Depreciation and amortization	231	280
Other	573	455

Total non-interest expenses	5,434	5,315

Income before income taxes	2,374	1,130
Income tax expense	951	452

Net income	$1,423	$678

Basic earnings per share	$0.78	$0.37

Diluted earnings per share	$0.78	$0.37

The accompanying notes are an integral part of these consolidated financial statements.

CommerceFirst Bancorp, Inc. and Subsidiary
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2010 and 2009
(Dollars in thousands)

	December 31,	December 31,
	2010	2009
Net income	$1,423	$678

Change in unrealized gains and (losses) on securities available-for-sale, net of tax	—	(47)

Other comprehensive income (loss)	—	(47)

Total comprehensive income	$1,423	$631

The accompanying notes are an integral part of these consolidated financial statements.

CommerceFirst Bancorp, Inc. and Subsidiary
Consolidated Statements of Stockholders’ Equity
For the Years Ended December 31, 2010 and 2009
(Dollars in thousands)

				Accumulated
		Additional		Other
	Common	Paid-in	Retained	Comprehensive
	Stock	Capital	Earnings	Income (Loss)	Total

Balance December 31, 2008	$18	$17,853	$2,393	$47	$20,311

Net income in 2009			678		678

Net change in unrealized gains and (losses) on securities available for sale				(47)	(47)

Balance December 31, 2009	18	17,853	3,071	—	20,942

Net income in 2010			1,423		1,423

Balance December 31, 2010	$18	$17,853	$4,494	$—	$22,365

The accompanying notes are an integral part of these consolidated financial statements.

CommerceFirst Bancorp, Inc. and Subsidiary
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2010 and 2009
(Dollars in thousands)

	December 31,	December 31,
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,423	$678
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	231	280
Gain on sales of SBA loans	(615)	(257)
Provision for loan losses	2,716	1,616
Provision for losses on unfunded commitments	6	6
Provision for losses on other real estate owned	153	—
Deferred income taxes	(214)	(221)
Change in assets and liabilities:
Increase in accrued interest receivable	(69)	(41)
Decrease (increase) in other assets	54	(811)
Decrease in accrued interest payable	(78)	(81)
Decrease in other liabilities	(63)	(158)
Other	—	8

Net cash provided by operating activities	3,544	1,019

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of restricted stock	—	(60)
Maturities of investment securities	—	3,000
Proceeds from sales of SBA loans	8,742	4,822
Increase in loans, net	(10,465)	(40,643)
Purchase of premises and equipment	(48)	(18)

Net cash used by investing activities	(1,771)	(32,899)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in non-interest bearing deposits, net	2,736	(2,574)
Net (decrease) increase in other deposits	(1,271)	35,978

Net cash provided by financing activities	1,465	33,404

Net increase in cash and cash equivalents	3,238	1,524
Cash and cash equivalents at beginning of period	10,488	8,964

Cash and cash equivalents at end of period	$13,726	$10,488

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$3,052	$4,668

Income taxes paid	$1,490	$640

Transfers to other real estate owned	$1,015	$2,462

Total decrease in unrealized gains on available for sale securities	$—	$(77)

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
Principles of Consolidation
The consolidated financial statements include the accounts of CommerceFirst Bancorp, Inc. and its subsidiary, CommerceFirst Bank. Intercompany balances and transactions have been eliminated. The Parent Company financial statements (see Note 16) of the Company reflect the accounting for the subsidiary using the equity method of accounting.
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
Investment Securities
Available-for-sale securities consist of bonds and notes not classified as trading securities or as held-to-maturity securities. These securities are reported at their fair value with the unrealized holding gains and losses, net of tax, reported as a net amount in a separate component of stockholders’ equity until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity. The Company has no trading or available-for-sale securities as of December 31, 2010 and 2009.
Securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. A charge to operations would occur if the fair value of the securities declines below cost and the Company’s intention or ability to hold the securities to maturity changes. The Company has no investment securities classified as held-to-maturity as of December 31, 2010 and 2009.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1. The Company and its Significant Accounting Policies (continued)
Restricted Securities
As a member of the Federal Reserve Bank of Richmond (Federal Reserve), the Company is required to acquire and hold stock in this entity. Ownership of this stock is restricted to members and can only be sold to and acquired from the Federal Reserve at par. The Company also owns stock in Atlantic Central Bankers Bank (ACBB) and Maryland Financial Bank (MFB), banks that generally offers product and services only to other banks. Ownership of the ACBB shares is restricted to banks, and there is no active market for the ACBB or the MFB shares. As there is no readily determinable fair value for these securities, they are carried at cost.
Loans and Allowance for Loan Losses
Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or early repayment are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan losses and any unamortized deferred fees, costs, premiums and discounts. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.
The accrual of interest on loans is discontinued when, in management’s opinion, the full collection of principal or interest is in doubt or a scheduled loan payment has become over ninety days past due. Interest received on non-accrual loans is applied against the loan principal amount.
The Company determines and recognizes impairment of loans in accordance with the provisions of Section 310- Receivables of The FASB Accounting Standards Codification (ASC). A loan is determined to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is not considered impaired during the period of delay in payment if the Company expects to collect all amounts due, including past-due interest. An impaired loan is measured at the present value of its expected future cash flows discounted at the loan’s effective interest rate or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. ASC Section 310 is generally applicable to all loans except large groups of smaller balance homogeneous loans that are evaluated collectively for impairment unless such loans are subject to a restructuring agreement. Interest payments received are applied to the loan principal balance unless the collection of all amounts due, both principal and interest, on the loan is considered probable, in which case the interest payments would be recognized as interest income.
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
Unearned Discounts and Servicing Rights of Small Business Administration (SBA) Loans Sold
The Company generally sells the SBA-guaranteed portions of its SBA loans in the secondary market. In connection with such sales, the Company receives a cash premium related to the guaranteed portion being sold. A portion of the cash premium received from the sale of the guaranteed portion of the SBA loan is deferred as a discount on retained premiums based on the relative fair value of the guaranteed and unguaranteed portions to the total loan and the remainder is recognized as a gain on the sale. The resulting unearned discount is recognized in interest income using an adjustable interest method.

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
Other Real Estate Owned (OREO)
OREO is comprised of real estate properties acquired in partial or total satisfaction of problem loans. The properties are recorded at the fair value (generally the appraised value) at the date acquired. Losses occurring at the time of acquisition of such properties are charged against the allowance for loan losses. Subsequent write-downs that may be required are included in non-interest expenses. Gains and losses realized from the sale of OREO as well as any net income or loss from the operations of the properties are included in non-interest income or non-interest expenses, as appropriate.
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
Long-Lived Assets
The carrying value of long-lived assets and identifiable intangibles is reviewed by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable as prescribed in ASC Section 360 — Property, Plant and Equipment. At December 31, 2010 and 2009, management considered certain loans to be impaired (see Note 4).
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
Deferred Income Taxes
Deferred income taxes are recognized for temporary differences between the financial reporting basis and the income tax basis of assets and liabilities. Deferred tax assets are recognized only to the extent that it is more likely than not that recorded amounts of the assets will be realized based on consideration of available evidence. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. No valuation allowance for deferred tax assets was recorded at December 31, 2010 and 2009 as management believes it is more likely than not that all of the deferred tax assets will be realized because they were supported by recoverable taxes paid in prior years.

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
Statement of Cash Flows
Cash and cash equivalents in the statement of cash flows include cash on hand, non-interest bearing amounts due from correspondent banks, both interest bearing and non-interest bearing balances maintained at the Federal Reserve, certificates of deposits owned with maturities of less than one year and Federal funds sold.
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
The weighted average number of common shares and dilutive securities (comprised of warrants and options) and resultant per share computations are as follows:

In thousands except per share data	2010	2009
Weighted average shares outstanding	1,820,548	1,820,548
Common stock equivalents	—	—

Average common shares and equivalents	1,820,548	1,820,548

Net income	$1,423	$678
Basic earnings per share	$0.78	$0.37
Diluted earnings per share	$0.78	$0.37
All outstanding warrants and options were excluded from the calculation of diluted income per share in 2009 because they were anti-dilutive. All of the warrants and options expired during 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1. The Company and its Significant Accounting Policies (continued)
Stock Options
The Company accounts and reports for stock-based compensation plans, if any, in accordance with ASC Section 718- Stock Compensation which requires that the fair value at grant date be used for measuring compensation expense for stock-based plans to be recognized in the statement of operations. The Company did not record any compensation expense under Section 718 during 2010 or 2009 as no new options were granted during the periods and all outstanding options were previously fully vested.
Reclassification
Certain prior years’ amounts have been reclassified to conform to the current year’s method of presentation.
Note 2. Fair Value
ASC Section 820 — Fair Value Measurements and Disclosure defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Topic 820 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. These inputs are summarized in three broad levels as follows:

Level 1:	Quoted prices in active exchange markets for identical assets or liabilities; also includes certain U.S. Treasury and other U.S. government and agency securities actively traded in over-the-counter markets.

Level 2:	Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data; also includes derivative contracts whose value is determined using a pricing model with observable market inputs or can be derived principally from or corroborated by observable market data. This category generally includes certain U.S. government and agency securities, corporate debt securities, derivative instruments, and residential mortgage loans held for sale.

Level 3:	Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs for single dealer nonbinding quotes not corroborated by observable market data. This category generally includes certain private equity investments, retained interests from securitizations, and certain collateralized debt obligations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 2. Fair Value (continued)
The Company’s bond holdings in the investment securities portfolio, if any, are the only asset or liability subject to fair value measurement on a recurring basis. No assets are valued under Level 2 inputs at December 31, 2010 and no assets measured by Level 1 inputs at December 31, 2010 or December 31, 2009. The Company has assets measured by fair value measurements on a non-recurring basis during 2010. At December 31, 2010, these assets include $7.3 million of non-accrual loans ($5.8 million after specific reserves) and other real estate owned of $3.3 million, all of which are valued under Level 3 inputs. The changes in the assets subject to fair value measurements are summarized below by Level:

In thousands	Level 1	Level 2	Level 3
December 31, 2009:
Loans	$—	$1,458	$1,276
Other real estate owned	—	2,462	—

Total December 31, 2009	—	3,920	1,276

Activity:
Loans:
New loans measured at fair value	—	—	7,845
Payments and other loan reductions	—	(11)	(367)
Loans charged-off	—	(502)	(1,471)
Additions to other real estate owned		(945)	—

Net change in loans	—	(1,458)	6,007

Other real estate owned:
Value of properties at foreclosures	—	—	1,015
Transferred to Level 3 inputs	—	(2,462)	2,462
Provision for valuation reduction	—	—	(153)

	—	—	3,324

December 31, 2010:
Loans	—	—	7,283
Other real estate owned	—	—	3,324

Total December 31, 2010	$—	$—	$10,607

The estimated fair values of the Company’s financial instruments at December 31, 2010 and December 31, 2009 are summarized below. The fair values of a significant portion of these financial instruments are estimates derived using present value techniques and may not be indicative of the net realizable or liquidation values. Also, the calculation of estimated fair values is based on market conditions at a specific point in time and may not reflect current or future fair values.

	December 31, 2010		December 31, 2009
	Carrying	Fair	Carrying	Fair
In thousands	Amount	Value	Amount	Value
Financial assets:
Cash and due from banks	$1,437	$1,437	$2,106	$2,106
Interest bearing deposits	12,289	12,289	8,228	8,228
Federal funds sold	—	—	154	154
Investments in restricted stock	527	527	527	527
Loans, net	181,709	191,353	183,102	192,687
Accrued interest receivable	750	750	681	681

Financial liabilities:
Non-interest bearing deposits	$23,760	$23,760	$21,024	$21,024
Interest bearing deposits	156,350	157,228	157,621	160,450
Accrued interest payable	106	106	184	184

Off-balance sheet commitments	—	—	—	—
Fair values are based on quoted market prices for similar instruments or estimated using discounted cash flows. The discounts used are estimated using comparable market rates for similar types of instruments adjusted to be commensurate with the credit risk, overhead costs and optionality of such instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 2. Fair Value (continued)
The fair value of cash and due from banks, interest bearing deposits, federal funds sold, investments in restricted stocks and accrued interest receivable are equal to the carrying amounts. The fair values of investment securities are determined using market quotations. The fair value of loans receivable is estimated using discounted cash flow analysis.
The fair value of non-interest bearing deposits, interest-bearing checking, savings, and money market deposit accounts, securities sold under agreements to repurchase, and accrued interest payable are equal to the carrying amounts. The fair value of fixed maturity time deposits is estimated using discounted cash flow analysis.
Note 3. Investment in Restricted Stocks
Restricted securities are comprised of common stock in the following entities at cost:

	December 31,
In thousands	2010	2009
Federal Reserve Bank of Richmond	$465	$465
Atlantic Central Bankers Bank	37	37
Maryland Financial Bank	25	25

	$527	$527

The stocks in the two “bankers’ banks” are not readily marketable.
Note 4. Loans and Allowance for Loan Losses
The Bank grants commercial loans to customers primarily in Anne Arundel County, Prince George’s County, Howard County and surrounding areas of central Maryland. The principal categories of the loan portfolio are as follows:

	December 31, 2010		December 31, 2009
		Percentage		Percentage
In thousands	Balance	of Loans	Balance	of Loans
Commercial & Industrial loans	$52,324	28.3%	$68,476	36.9%
Real estate loans secured by:
Residential real estate	24,307	13.1%	22,140	11.9%
Commercial real estate	108,366	58,6%	94,947	51.2%

Total real estate loans	132,673	71.7%	117,087	63.1%

	184,997	100.0%	185,563	100.0%

Unearned loan fees, net	(114)		(81)
Allowance for loan losses	(3,174)		(2,380)

	$181,709		$183,102

Note:
The loan amounts and percentages for December 31, 2010 above reflect the effect of reclassifying approximately $9.5 million of commercial and industrial loans to real estate loans during the second quarter of 2010. Without the reclassification, the commercial and industrial loans would have comprised approximately 33.4% of the total loans at December 31, 2010.

Loans secured by residential real estate are loans to investors for commercial purposes. The Bank does not lend funds to consumers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 4. Loans and Allowance for Loan Losses (continued)
The loan portfolio is comprised of $49.0 million of loans with fixed interest rates and $136.0 million of loans with adjustable interest rates.
The activity in the allowance for loan losses is shown in the following table.

	Year Ended December 31,
In thousands	2010	2009	2008	2007	2006
Allowance for loan losses:
Beginning balance	$2,380	$1,860	$1,665	$1,614	$1,615
Charge-offs — Commercial and Industrial loans	(1,587)	(963)	(497)	(72)	(226)
Recoveries — Commercial and Industrial loans	51	5	45	78	—
Charge-offs- Commercial real estate loans	(386)	(138)	—	—	—

Net recoveries (charge-offs)	(1,922)	(1,096)	(452)	6	(226)

Provision for loan losses	2,716	1,616	647	45	225

Ending balance	$3,174	$2,380	$1,860	$1,665	$1,614

Net recoveries (charge-offs) to average loans	(1.04%)	(0.65%)	(0.33%)	0.00%	(0.26)%
The activity in the allowance for loan losses by category during 2010 is shown in the following table.

			Real Estate Loans
	Commercial			Non-
	and Industrial	SBA	Owner	Owner	Not
In thousands	Loans	Loans	Occupied	Occupied	Allocated	Total

Balance at December 31, 2009	$1,290	$576	$168	$242	$104	$2,380
Loan charge offs	1,140	447	—	386	—	1,973
Loss recoveries	26	25	—	—	—	51
Provision for loan losses	847	473	514	859	23	2,716

Balance at December 31, 2010	$1,023	$627	$682	$715	$127	$3,174

Allowance for loans individually evaluated for impairment	$570	$194	$497	$410		$1,671

Balance of loans at December 31, 2010	$44,637	$7,742	$85,464	$47,040		$184,883

Amount of loans individually evaluated for impairment	$1,622	$432	$9,946	$3,756		$15,756

Additionally, the Company has established a reserve for unfunded commitments that is recorded by a provision charged to other expenses. At December 31, 2010 the balance of this reserve was $60 thousand. The reserve, based on evaluations of the collectability of loans, is an amount that management believes will be adequate over time to absorb possible losses on unfunded commitments (off-balance sheet financial instruments) that may become uncollectible in the future.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 4. Loans and Allowance for Loan Losses (continued)
Below is a summary of the Company’s impaired loans at December 31, 2010.

	Unpaid		Related	Interest
	Principal	Recorded	Allowance	Income
In thousands	Balance	Investment	for losses	Recognized
Non-accrual loans:
Commercial and Industrial loans:
With specific reserves	$963	$963	$445	$25
Without specific reserves	—	—	—	—

	963	963	445	25

SBA loans:
With specific reserves	359	359	194	8
Without specific reserves	29	29	—	—

	388	388	194	8

Real Estate — Owner Occupied:
With specific reserves	3,140	3,140	483	64
Without specific reserves	816	816	—	17

	3,956	3,956	483	81

Real Estate — Non Owner Occupied:
With specific reserves*	2,082	1,976	399	41
Without specific reserves	—	—	—	—

	2,082	1,976	399	—

Total Non-accrual Loans:
With specific reserves*	$6,544	$6,438	$1,521	$138
Without specific reserves	845	845	—	17

Total Non-accrual loans	$7,389	$7,283	$1,521	$155

Troubled Debt Restructured loans:
Commercial and Industrial loans:
With specific reserves	$—	$—	$—	$—
Without specific reserves	154	154	—	13

	$154	$154	—	13

Number of loans		1

Real Estate — Owner Occupied:
With specific reserves	2,051	2,051	13	125
Without specific reserves	—	—	—	—

	2,051	2,051	13	125

Number of loans		1

Real Estate — Non Owner Occupied:
With specific reserves	1,603	1,603	11	82
Without specific reserves	177	177	—	12

	1,780	1,780	11	94

Number of loans		7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 4. Loans and Allowance for Loan Losses (continued)

	Unpaid		Related	Interest
	Principal	Recorded	Allowance	Income
(Continued) In thousands	Balance	Investment	for losses	Recognized
Total Loans:
With specific reserves	$3,654	$3,654	$25	$207
Without specific reserves	331	331	—	25

Total Troubled Debt Restructured loans	$3,985	$3,985	$25	232

Number of loans		9
Other Impaired loans:
Commercial and Industrial loans:
With specific reserves	$250	$250	$125	$19
Without specific reserves	—	—	—	—

Total Other Impaired loans	$250	$250	$125	$19

Total Impaired Loans:
With specific reserves*	$10,448	$10,342	$1,671	$364
Without specific reserves	1,176	1,176	—	42

Total Impaired loans	$11,624	$11,518	$1,671	$406

*
Difference between the unpaid principal balance and the recorded investment result from the Company charging-off a portion of the loans. The charge-offs do not affect the total amount due from the borrowers.

Non-accrual loan activity is summarized as follows:

	Year Ended December 31,
In thousands	2010	2009	2008	2007	2006
Balance at the beginning of the period	$2,734	$5,819	$1,125	$628	$592
New loans placed on non-accrual	7,846	2,427	5,046	569	262
Less:
Loan restored to interest earning status	—	1,266	—	—	—
Paid-off: sold in foreclosure	—	576	—	—	—
Other real estate owned additions	945	2,462	—	—	—
Charge offs	1,973	1,101	236	72	226
Other including payments received	379	107	116	—	—

Balance at the end of the period	$7,283	$2,734	$5,819	$1,125	$628

Non-accrual loan activity by category during the year ended December 31, 2010 is summarized as follows:

		Commercial		Real Estate	Real Estate
		and		Owner	Non Owner
In thousands	Total	Industrial	SBA	Occupied	Occupied
Balance at the beginning of the period	$2,734	$2,280	$454	$—	$—
New loans placed on non-accrual	7,846	926	548	3,956	2,416
Less:
Loan restored to interest earning status	—	—	—	—	—
Paid-off: sold in foreclosure	—	—	—	—	—
Other real estate owned additions	945	945	—	—	—
Charge offs	1,973	1,139	447	—	387
Other including payments received	379	159	167	—	53

Balance at the end of the period	$7,283	$963	$388	$3,956	$1,976

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 4. Loans and Allowance for Loan Losses (continued)
Comparative information regarding the non-accrual loans at December 31, 2010 and December 31, 2009 follows:

In thousands	December 31, 2010	December 31, 2009
Loans classified non-accrual with specific reserves	$6,438	$2,519
Loans classified non-accrual with no specific reserves	845	215

Total non-accrual loans	$7,283	$2,734

Allowance for loan losses on non-accrual loans	$1,521	$922
Average balance non-accrual loans during period	$3,419	$4,559
Interest that would have been accrued under the terms of all non-accrual loans during the year totaled $324 thousand and $164 thousand for the years ended December 31, 2010 and 2009, respectively. The Bank has no commitments to loan additional funds to the borrowers of impaired or non-accrual loans.
At December 31, 2010, the Company had modified nine loans in amounts totaling $4.0 million which modifications qualify the loans as Troubled Debt Restructurings (TDR). Changes made to the loans included the reduction of loan payments from principal and interest payments to interest only payments for specific time periods, the decrease in interest rates charged on a loan and the extension of the maturity of a loan. Specific reserves were established on the loans as appropriate. The majority of these loans were modified in the third and fourth quarters of 2010 as the adverse economic conditions hampered borrowers’ current cash flows. The non-accrual loans at December 31, 2010 include seven loans totaling $4 million ($3.1 million of which are owner-occupied commercial real estate loans) that were previously TDR loans but the borrowers failed to meet the new terms under the restructuring.
At December 31, 2010, there were $1 million of performing loans considered potential problem loans, defined as loans which are not included in the 90 day past due, not reported as TDR or as nonaccrual loans, but for which known information about possible credit problems causes the Company to be concerned as to the ability of the borrowers to comply with the present loan repayment terms which may in the future result in past due, nonaccrual or restructured loans. The Company closely monitors the financial status of these borrowers.
Generally, the accrual of interest is discontinued when a loan is specifically determined to be impaired or when principal or interest is delinquent for ninety days or more. During 2010, there were no amounts included in gross interest income attributable to loans in non-accrual status.
The following table shows the amounts of non-performing assets on the dates indicated:

	December 31:
In thousands	2010	2009	2008	2007	2006
Nonaccrual loans:
Commercial and Industrial and SBA	$1,351	$2,734	$2,218	$1,125	$628
Real estate	5,932	—	3,601	—	—
Accrual loans —past due 90 days and over	—	—	—	—	—

Total non-performing loans	7,283	2,734	5,819	1,125	628

Other real estate owned	3,324	2,462	—	—	—

Total non-performing assets	$10,607	$5,196	$5,819	$1,125	$628

Allowance for loan losses to total non-performing loans	43.6%	87.1%	32.0%	148.0%	257.0%
Non-performing loans to total loans	3.94%	1.47%	3.80%	0.89%	0.65%
Non-performing assets to total assets	5.22%	2.59%	3.49%	0.76%	0.44%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 4. Loans and Allowance for Loan Losses (continued)
The payment status of loans receivable at December 31, 2010 is as follows:

		Commercial		Real Estate	Real Estate
		and		Owner	Non Owner
In thousands	Total	Industrial	SBA	Occupied	Occupied
Current accrual loans	$174,891	$42,724	$7,354	$81,335	$43,478
Current non-accrual loans	486	486	—	—	—

Past due loans:
30 to 89 days past due	2,823	958	—	279	1,586
90 days plus past due and accruing	—	—	—	—	—
Non-accrual loans, non current	6,797	477	388	3,956	1,976

Total past due loans	9,620	1,435	388	4,235	3,562

Total loans at the end of the period	$184,997	$44,645	$7,742	$85,570	$47,040

The Company applies risk ratings to the loans based upon rating criteria consistent with regulatory definitions. The risk ratings are adjusted, as necessary, if loans become delinquent, if significant adverse information is discovered regarding the underlying credit and the normal periodic reviews of the underlying credits indicate that a change in risk rating is appropriate. A summary of the risk rating of loans receivable at December 31, 2010 follows:

		Commercial		Real Estate	Real Estate
		and		Owner	Non Owner
In thousands	Total	Industrial	SBA	Occupied	Occupied
Risk rated — pass	$171,021	$43,023	$7,310	$75,624	$45,064
Risk rated — special mention (loan weaknesses noted which could lead to loan loss)	4,319	336	44	3,939	—
Risk rated- substandard or doubtful (loans with significant weaknesses that could, or has, result in loan losses)	9,657	1,286	388	6,007	1,976

Total loans at the end of the period	$184,997	$44,645	$7,742	$85,570	$47,040

Real estate acquired through or in the process of foreclosure is recorded at fair value less estimated disposal costs. The Company periodically evaluates the recoverability of the carrying value of the real estate acquired through foreclosure using current estimates of fair value when it has reason to believe that real estate values have declined for the particular type and location of the real estate owned. In the event of a subsequent decline, an allowance would be provided to reduce real estate acquired through foreclosure to fair value less estimated disposal cost. The Company acquired through foreclosure a commercial building with a fair value of approximately $653 thousand in March 2009. Because of the decline in real estate values in this building’s area, the Company has reduced the carrying value of this owned building by $153 thousand during 2010 with an offsetting increase in non-interest expenses. The Company acquired another commercial building by foreclosure in November 2009 with a fair value of approximately $1.8 million. The Company also acquired through foreclosure five residential properties, comprised of four condominium units and one single family residence, during the fourth quarter of 2010. The fair value of these properties, and the recorded amount of the other real estate owned was $1 million at December 31, 2010. The Company is leasing the commercial properties to others under short term leases as it offers them for sale. Net income from the operations of the properties was $3 thousand in 2010 and $19 thousand in 2009. There was no financing of OREO sales during 2010 or 2009.
At December 31, 2010 and 2009, the balance of commercial and real estate loans serviced by the Company for others under loan participation agreements was $34.1 million and $25.1 million, respectively. The related servicing rights are not material and are included in other assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 5. Premises and Equipment
Property, equipment and leasehold improvements are as follows at December 31:

	Useful
In thousands	Lives	2010	2009
Equipment	3-10 years	$540	$653
Furniture and fixtures	3-5 years	538	646
Leasehold improvements	4-10 years	344	343
Software	3 years	20	17

		1,442	1,659

Accumulated depreciation and amortization		886	920

Net		$556	$739

Note 6. Deposits
Interest bearing deposits are summarized below as of December 31:

In thousands	2010	2009
NOW accounts	$1,279	$309
Money Market accounts	8,824	7,841
Savings accounts	22,962	10,379
Certificates of deposit accounts:
Less than $100,000	79,209	71,593
$100,000 or more	44,076	67,499

	$156,350	$157,621

The time deposit accounts mature as follows in thousands: within one year $79,131; one through three years — $36,497; three years and beyond — $7,657.
Interest expense on interest bearing deposits is as follows:

In thousands	2010	2009
NOW accounts	$1	$1
Money Market accounts	35	63
Savings accounts	222	71
Certificates of deposit, $100,000 or more	1,217	2,920
Certificates of deposit, less than $100,00	1,655	1,532

	$3,130	$4,587

Deposits of executive officers and directors and their affiliated interests totaled approximately $13 million and $14.4 million at December 31, 2010 and 2009, respectively.
Included in certificates of deposits are $33.1 million and $44.8 million of brokered certificates at December 31, 2010 and 2009, respectively. Included in these brokered certificates of deposits at December 31, 2010 are $8.3 million of certificates of deposits received in exchange for the placement of the Bank’s customers’ deposit funds in the same amounts with other financial institutions under the Certificate of Deposit Account Registry Service (CDARS) program. Brokered certificates of deposits in the amount of $20.4 million mature on or before December 31, 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 7. Short-term borrowings
The Company has unsecured credit facilities for short-term liquidity needs from financial institutions of $8,500,000 at December 31, 2010 and 2009. There were no borrowings outstanding under these credit arrangements at December 31, 2010 and 2009.
Note 8. Income Taxes
The income tax expense consists of the following for the years ended December 31, 2010 and 2009:

In thousands	2010	2009
Current:
Federal	$914	$532
State	251	141

	1,165	673

Deferred:
Federal	(171)	(178)
State	(43)	(43)

	(214)	(221)

	$951	$452

The reasons for the differences between the statutory federal income tax rates and actual rates are summarized as follows:

In thousands	2010	2009
Federal tax at statutory rates	$807	$384
State income taxes net of federal tax benefit	138	64
Other	6	4

	$951	$452

The deferred income tax account is comprised of the following at December 31, 2010 and 2009:

In thousands	2010	2009
Deferred tax assets:
Allowance for loan losses	$921	$787
Deferred unpaid leave	80	87
Non-accrued interest income	89	82
Valuation allowance for ORE	60	—
Other	24	21

	1,174	977

Deferred tax liabilities:
Accumulated depreciation	41	58

	41	58

Net deferred tax assets	$1,133	$919

The Company’s federal income tax returns for 2007, 2008 and 2009 are subject to examination by the Internal Revenue Service, generally for three years after they were filed. In addition, the Company’s state tax returns for the same years are subject to examination by state tax authorities for similar time periods. At December 31, 2010 and 2009, management believes that there are no uncertain tax positions under ASC Topic 740 Income Taxes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 9. Commitments and Contingencies
The Company is a party to financial instruments in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated financial statements. Outstanding loan commitments, un-advanced loan funds and standby letters of credit are approximately as follows at December 31, 2010:

In thousands	2010
Loan commitments:
Commercial	$1,591
Commercial real estate	2,732

$4,323

Un-advanced loan funds:
Commercial	$27,705
Commercial real estate	9,584

$37,289

Standby letters of credit	$1,268

At December 31, 2009, loan commitments, un-advanced loan funds and standby letters of credit totaled $7 million, $38.7 million and $774 thousand, respectively.
Loan commitments and un-advanced loan funds are agreements to lend funds to customers under loan commitment contracts and loan agreements as long as the borrowers are in compliance with the loan commitment contracts and loan agreements. Loan commitments generally have interest rates reflecting current market conditions, fixed expiration dates, and may require payment of a fee. Fundings under loans with un-advanced loan funds generally have variable interest rates. Some of the loan commitments and un-advanced loan funds are expected to expire or not be used without being drawn upon; accordingly, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral or other security obtained, if deemed necessary by the Bank upon extension of credit, is based on the Company’s credit evaluation.
Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to guarantee the installation of real property improvements and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds collateral and obtains personal guarantees supporting those commitments for which collateral or other securities is deemed necessary.
The Company’s exposure to credit loss in the event of nonperformance by the customer is the contractual amount of the commitment. Loan commitments and standby letters of credit are made on the same terms, including collateral, as outstanding loans. As of December 31, 2010 and 2009 the Bank has accrued $60 thousand and $54 thousand, respectively, for unfunded commitments related to these financial instruments with off balance sheet risk, which is included in other liabilities.
The Bank has entered into leases for its branches and office space, most of which contain renewal options and expense sharing provisions. The minimum net non-cancelable future rental commitments at December 31, 2010 are as follows:

In thousands
December 31,
2011	$396
2012	316
2013	321
2014	321
2015	135
2016	59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 9. Commitments and Contingencies (continued)
The related net rent expense was $476 thousand and $467 thousand in 2010 and 2009, respectively.
Note 10. Regulatory Matters
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
Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulation) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2010, that the Company and the Bank meet capital adequacy requirements to which they are subject. As of December 31, 2010, the most recent notification from the regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must meet minimum total risk-based, Tier I risk-based and Tier I leverage ratios. There are no conditions or events since that notification that management believes have changed the Company’s and the Bank’s category.
Actual capital amounts and ratios are presented in the table below:

			For Capital			To be “Well Capitalized
			Adequacy			For Purposes of Prompt
In thousands	Actual		Purposes			Corrective Action
December 31, 2010	Amount	Ratio	Amount		Ratio	Amount		Ratio
Total Capital (1):
Company	$24,745	13.1%	$15,162	>	8.0%	N/A
Bank	23,337	12.3%	15,162	>	8.0%	$18,952	>	10.0%
Tier I Capital (1):
Company	22,365	11.8%	7,581	>	4.0%	N/A
Bank	20,957	11.1%	7,581	>	4.0%	11,371	>	6.0%
Tier I Capital (2):
Company	22,365	11.0%	8,110	>	4.0%	N/A
Bank	20,957	10.3%	8,110	>	4.0%	10,138	>	5.0%

December 31, 2009	Amount	Ratio	Amount		Ratio	Amount		Ratio
Total Capital (1):
Company	$23,357	12.3%	$15,238	>	8.0%	N/A
Bank	21,835	11.5%	15,238	>	8.0%	$19,047	>	10.0%
Tier I Capital (1):
Company	20,966	11.0%	7,619	>	4.0%	N/A
Bank	19,444	10.2%	7,619	>	4.0%	11,428	>	6.0%
Tier I Capital (2):
Company	20,966	10.4%	8,034	>	4.0%	N/A
Bank	19,444	9.7%	8,034	>	4.0%	10,042	>	5.0%

(1)	to risk weighted assets

(2)	to average assets

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 11. Warrant and Option Plans
At December 31, 2009 there were 106,372 fully vested warrants outstanding with an exercise price $10 per share which had to be exercised by August 18, 2010. None of these warrants were exercised during 2009 or 2010 and the warrants expired in August 2010.
The Board of Directors of the Company had also adopted a stock option plan as a performance incentive for two current and one former Bank officers. None of these options were exercised during 2009 or 2010 and these options expired in August 2010.
Note 12. Employee Benefit Plans
The Company has employee benefit programs that include health and dental insurance, life and long-term and short-term disability insurance and a 401(k) retirement plan. Under the 401(k) plan during 2010, the Company matched eligible employee contributions up to 3% of base salary plus 50% of employee contributions over 3% of base salary; however, total Company matching funds could not exceed 4% of an employee’s base salary. Under the 401(k) plan during 2009, the Company made a 50% match of eligible employee contributions up to 6% of base salary. The Bank’s contributions to the plan included in compensation and benefits, totaled $82 thousand and $50 thousand for the years ended December 31, 2010 and 2009, respectively.
Note 13. Related Party Transactions
The Company paid $50 thousand and $42 thousand during the years ended December 31, 2010 and 2009 respectively, to a computer services firm of which a Director is also a principal. Expenditures included computer hardware, software, installation, training, compliance and real-time support. The Company paid $22 thousand during 2010 and $51 thousand in 2009 to a law firm of which a Director is a partner for various legal services provided. Expenditures totaling less than $25,000 were paid to several entities in which directors were principals during 2010 and 2009. These transactions have been consummated on terms equivalent to those that prevail in arms length transactions.
Certain officers and directors (and companies in which they have a 10% or more beneficial ownership) have loans with the Bank. These loans are made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with unrelated borrowers. They do not involve more than normal risk of collectability or present other unfavorable terms. The activity of these loans during 2010 and 2009 is as follows:

In thousands	2010	2009
Total loans at beginning of year	$3,594	$3,604
New loans and funding during the year	492	353
Director status change to non-Director	(1,182)	—
Repayments during the year	(251)	(363)

Total loans at end of year	$2,653	$3,594

Note 14. Recently Issued Accounting Pronouncements
In January 2010, the FASB issued ASU No. 2010-06 — Fair Value Measurements and Disclosures amending Topic 820. The ASU provides for additional disclosures of transfers between assets and liabilities valued under Level 1 and 2 inputs as well as additional disclosures regarding those assets and liabilities valued under Level 3 inputs. The new disclosures are effective for interim and annual reporting periods beginning after December 15, 2009 except for those provisions addressing Level 3 fair value measurements which provisions are effective for fiscal years, and interim periods therein, beginning after December 15, 2010. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.
In February 2010, the FASB issued ASU No. 2010-09 amending FASB ASC Topic 855 to exclude SEC reporting entities from the requirement to disclose the date on which subsequent events have been evaluated. It further modifies the requirement to disclose the date on which subsequent events have been evaluated in reissued financial statements to apply only to such statements that have been restated to correct an error or to apply U.S. GAAP retrospectively. The Company has complied with ASU No. 2010-09.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 14. Recently Issued Accounting Pronouncements (continued)
In July 2010, the FASB issued ASU No. 2010-20, Receivables (Topic 310), Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The main objective of this ASU is to provide financial statement users with greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables. The ASU requires that entities provide additional information to assist financial statement users in assessing their credit risk exposures and evaluating the adequacy of its allowance for credit losses. For the Company, the disclosures as of the end of a reporting period are required for the annual reporting periods ending on December 31, 2010. Required disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning January 1, 2011. The adoption of this ASU will result in additional disclosures in the Company’s financial statements regarding its loan portfolio and related allowance for loan losses but does not change the accounting for loans or the allowance. The Company has complied with this ASU for the annual reporting period ending December 31, 2010 and will comply for interim and annual reporting periods thereafter.
The FASB has issued several exposure drafts which, if adopted, would significantly alter the Company’s (and all other financial institutions’) method of accounting for, and reporting, its financial assets and some liabilities from a historical cost method to a fair value method of accounting as well as the reported amount of net interest income. Also, the FASB has issued an exposure draft regarding a change in the accounting for leases. Under this exposure draft, the total amount of “lease rights” and total amount of future payments required under all leases would be reflected on the balance sheets of all entities as assets and debt. If the changes under discussion in either of these exposure drafts are adopted, the financial statements of the Company could be materially impacted as to the amounts of recorded assets, liabilities, capital, net interest income, interest expense, depreciation expense, rent expense and net income. The Company has not determined the extent of the possible changes at this time. The exposure drafts are in different stages of review, approval and possible adoption.
Note 15. Litigation
In the normal course of its business, the Company is involved in litigation arising from banking, financial, and other activities it conducts. Management, after consultation with legal counsel, does not anticipate that the ultimate liability, if any, arising out of these matters will have a material effect on the Company’s financial condition, operating results or liquidity.
Note 16. Parent Company Financial Information
Information as to the financial position of CommerceFirst Bancorp, Inc. as of December 31, 2010 and 2009 and results of operations and cash flows for the years then ended follows:

In thousands	December 31,	December 31,
Statements of Financial Condition	2010	2009
Assets
Cash in CommerceFirst Bank	$1,448	$1,536
Investment in subsidiary	20,957	19,444
Other assets	—	—

	$22,405	$20,980

Liabilities and Stockholders’ Equity
Accrued expenses	$40	$38
Stockholders’ equity	22,365	20,942

	$22,405	$20,980

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 16. Parent Company Financial Information (continued)

	Year ended	Year ended
In thousands	December 31,	December 31,
Statements of Operations	2010	2009
Interest income from deposit in CommerceFirst Bank	$9	$17
Administrative expenses	145	144

Loss before equity in undistributed net income of bank subsidiary and income tax benefit	(136)	(127)
Income tax benefit	46	43

Loss before equity in undistributed net income of bank subsidiary	(90)	(84)
Equity in undistributed net income of bank subsidiary	1,513	762

Net income	$1,423	$678

	Year ended	Year ended
In thousands	December 31,	December 31,
Statements of Cash Flows	2010	2009
Cash flows from operating activities:
Net income	$1,423	$678
Equity in undistributed earnings of bank subsidiary	(1,513)	(762)
Decrease in other assets	—	2
Increase in payables	2	3

Net cash used in operating activities	(88)	(79)

Cash flows used by investing activities:
Investment in CommerceFirst Bank	—	(2,000)

Net cash used by investing activities	—	(2,000)

(Decrease) in cash and cash equivalents	(88)	(2,079)
Cash and cash equivalents at beginning of period	1,536	3,615

Cash and cash equivalents at end of period	$1,448	$1,536

Directors & Officers of
CommerceFirst Bancorp, Inc. and CommerceFirst Bank
Milton D. Jernigan II, Esquire*
Chairman of the Board
Managing Partner
McNamee, Hosea, Jernigan, Kim, Greenan & Lynch, P.A.

Richard J. Morgan* President & Chief Executive Officer	John A. Richardson, Sr.* President, Crofton Bowling Center, Former President, Branch Electric Supply Co., Inc.

William F. Chesley President, W. F. Chesley Real Estate, Inc.	Don E. Riddle, Jr. Chairman & Chief Executive Officer, Homestead Gardens, Inc.

Charles F. Delavan, Esquire Principal, Blumenthal, Delavan & Williams, P.A.	Stephen C. Samaras Owner, Zymotic, Inc. (Zachary’s Jewelers)

Edward B. Howlin, Jr.* President, Howlin Realty Management, Inc.	George C. Shenk, Jr.* President, Whitmore Group, Inc.

Charles L. Hurtt, Jr., CPA* President, Charles L. Hurtt, Jr., PA	Lamont Thomas* Former Executive Vice President & Chief Operating Officer, CommerceFirst Bancorp, Inc.

Nicholas J. Marino President, Marino Transportation Services, LLC	Dale R. Watson President, Alpha Engineering Associates, Inc.

Michael J. Miller Vice President, Concrete General, Inc. & Tri M Leasing Corp	Jerome A. Watts* Private Investor and Former Owner, Plan Management

Robert R. Mitchell* Private Investor and Former President, Mitchell Business Equipment, Inc.	J. Scott Wimbrow Senior Vice President, MacKenzie Commercial Real Estate Services LLC

*	Director of CommerceFirst Bancorp, Inc.

Officers of
CommerceFirst Bank

Michael T. Storm Executive Vice President & Chief Operating Officer and Chief Financial Officer	Thomas L. Bolander Senior Vice President

James R. Baldwin Senior Vice President	Penny L. Cantwell Senior Vice President

George Kapusta Senior Vice President	Candace M. Springmann Vice President & Corporate Secretary

Jean J. Barnes Vice President	Melonee Fleming, CCE Vice President

David Steinhoff Vice President	Susan M. Liebenthal Assistant Vice President

Irma Russell Assistant Vice President	Robert W. Smith IV Assistant Vice President

Meghan T. Stumpf Assistant Vice President	Autumn B. Clark Loan Officer

Gregory N. Krum Credit Officer
Locations of
CommerceFirst Bank

Annapolis 1804 West Street, Suite 200 Annapolis MD 21401	Lanham 4451 Parliament Place Lanham MD 20706

BWI 910 Cromwell Park Drive Glen Burnie MD 21061	Columbia 6230 Old Dobbin Lane Columbia MD 21045

Severna Park 485 Ritchie Highway Severna Park, MD 21146
The Company will provide, without charge, to any shareholder of record or any beneficial owner of Common Stock, a copy of its 2010 Annual Report on Form 10-K filed with the Securities and Exchange Commission, upon the written request. Requests should be directed to Candace M. Springmann, Corporate Secretary, at the Company’s executive offices at 1804 West Street, Suite 200, Annapolis MD 21401.